Form 20-F
period 2021-12-31
VectivBio Holding AG
filed 2022-04-07
CIK 1836379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES Exchange ACT OF 1934
Commission File Number: 001-40316
VectivBio Holding AG
(Exact name of registrant as specified in its charter)

Switzerland
(Jurisdiction of Incorporation)
Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Luca Santarelli, M.D.
Chief Executive Officer
Aeschenvorstadt 36
4051 Basel
Switzerland
Tel: +41 615513030
Email: luca.santarelli@vectivbio.com
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, CHF 0.05 nominal value per share	VECT	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,635,713 Ordinary Shares, par value CHF 0.05 nominal value per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☒ Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐      International Financial Reporting Standards as issued by the International Accounting Standard Board ☒      Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

GENERAL INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F for the year ended December 31, 2021, or Annual Report, to “VectivBio,” “VectivBio Holding,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to VectivBio Holding AG and its consolidated subsidiaries.
We have filed trademark registrations for “VectivBio” and “Vectiv” in Switzerland, the European Union, Canada and the United States. This Annual Report includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this Annual Report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
PRESENTATION OF FINANCIAL INFORMATION
In this Annual Report, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “U.S. dollars,” “$,” “US$” and “USD” mean United States dollars and all references to “CHF” mean Swiss francs.
Our consolidated and carve-out financial statements are presented in U.S. dollars and in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.
We historically did not operate as an independent, standalone company, but rather as a part of a larger group of companies controlled by Therachon Holding AG, or THAG, and reported our results as part of THAG prior to July 1, 2019, when THAG distributed the shares of VectivBio Holding AG to the existing THAG shareholders, referred to as the Spin-off. The financial information for the period prior to July 1, 2019 has been derived from THAG’s historical financial records as if the Apraglutide Business (as defined in the section titled “Item 4. Information on the Company - History and Development of the Company”) had been a standalone business. Accordingly, the financial information for the periods prior to the Spin-off has been prepared on a “carve-out” basis to present the results of operations and the costs of doing business. There are limitations inherent in the preparation of the carve-out financial statements since our business was previously part of a larger organization. The basis of preparation included in our consolidated and carve-out financial statements provides a detailed description of the treatment of historical transactions in the period prior to the Spin-off.
During this period, our net loss was impacted by the following consequences of carve-out accounting and the Spin-off: an allocation of expenses for the services provided by THAG and its subsidiaries for research and development costs, shared corporate costs for professional services, legal services, other administrative support, and employee-related costs for senior management and other shared employees. The amounts of these allocations may not necessarily be indicative of the similar costs we would incur as an independent, standalone company. The total amount allocated to us from THAG related to the expenses described above was $4.8 million during the six months ended June 30, 2019. Subsequent to the Spin-off on July 1, 2019, the financial information for the Apraglutide Business was prepared on a consolidated basis. For further information on the basis of presentation refer to Note 2 to our consolidated and carve-out financial statements beginning on page F-1 of this Annual Report.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include, but are not limited to, statements about:
• the ability of our clinical trials to demonstrate acceptable safety and efficacy of our product candidates;
• the timing, progress and results of clinical trials for our product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;
• the timing, scope and likelihood of regulatory filings and approvals;
• our ability to obtain marketing approvals of our product candidates and to meet existing or future regulatory standards or comply with post-approval requirements;
• our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents and net proceeds of this offering;
• future milestone or royalty payments to or from our licensing partners or other third-parties, and the expected timing of such payments;
• our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;
• our expectations regarding the potential advantages of apraglutide over existing therapies for short bowel syndrome with intestinal failure, or SBS-IF, and our expectations regarding potential uses of apraglutide to treat other indications;
• developments and projections relating to our competitors and our industry, including competing therapies;
• the impact of COVID-19 on our business, operations and prospects and on our clinical trials;
• our potential to enter into new collaborations;
• our expectations with regard to our ability to develop additional product candidates or leverage our current product candidates for other indications, and our ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with our commercial objectives;
• our ability to develop, acquire and advance additional product candidates into, and successfully complete, clinical trials;
• the commercialization and market acceptance of our product candidates;
• our marketing and manufacturing capabilities or those of third parties with which we contract;
• our ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;

• the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;
• estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;
• regulatory development in the United States, Europe and other jurisdictions;
• our ability to effectively manage our anticipated growth;
• our ability to attract and retain qualified employees and key personnel; and
• our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and continue to qualify as a foreign private issuer.
You should refer to the section titled “Item 3. Key Information - Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report.

PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A. Directors and senior management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Item 3. KEY INFORMATION
A. [Reserved]

B. Capitalization and indebtedness
Not applicable.
C. Reason for the offer and use of proceeds
Not applicable.

D. Risk factors
Our business faces significant risks and uncertainties. You should carefully consider all the information set forth in this Annual Report and in other documents we file with or furnish to the Securities and Exchange Commission, or the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.
Summary Risk Factors
Our business is subject to a number of risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors in the section titled “Item 3. Key Information - Risk Factors” in Part I, Item 3.D. of this Annual Report. Set forth below is a summary list of the principal risk factors as of the date of the filing this Annual Report:
•We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur substantial and increasing losses for the foreseeable future.
•We have never generated any revenue from product sales and may never be profitable.
•We will need substantial additional funding to pursue our business objectives.
•We are heavily dependent on the success of our lead product candidate, apraglutide, for which we have not completed a pivotal trial. We cannot give any assurance that apraglutide or any future product candidates will receive regulatory approval, which is necessary before they can be commercialized.
•The regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable.
•Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes.
•We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases for which our product candidate is being studied, the availability of competing trials and the availability of already marketed products. Difficulty in enrolling patients could delay or prevent clinical trials for apraglutide and the release of the results from these clinical trials.
•We may encounter substantial delays in our clinical trials, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
•If the market opportunities for our product candidate are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.
•We are working in a competitive area with rapidly evolving scientific progress. If our competitors develop therapies that are similar, more advanced or more effective than ours, our commercial opportunity and financial position could be adversely impacted.
•We currently have limited marketing and sales organization. If we are unable to establish broad sales, marketing and distribution capabilities or enter into additional agreements with third parties to market and sell our product candidate, we may not be successful in commercializing any approved products and may be unable to generate any revenue.
•If we are unable to maintain effective proprietary rights for our product candidate or any future product candidates, we may not be able to compete effectively in our target markets.

•We may not be successful in our efforts to identify, license, acquire, discover, develop or commercialize additional product candidates or additional indications that apraglutide may prove effective in treating.
•We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weakness, we may not be able to report our financial results accurately or to prevent fraud.
Risks Related to Our Financial Condition and Capital Requirements
We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur substantial and increasing losses for the foreseeable future.
We are a clinical-stage biopharmaceutical company with a limited operating history. We have incurred net losses in each year since our inception, including net losses of $87.0 million, $59.9 million and $23.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. Since our inception through December 31, 2021, we had accumulated net losses of $132.9 million.
We have devoted substantially all of our financial resources to identify, acquire and develop our lead product candidate, apraglutide, including by conducting clinical trials and preclinical studies and product candidate development and by providing general and administrative support for these operations. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Biopharmaceutical product development is highly speculative and involves a substantial degree of risk. We expect it will be several years, if ever, before we complete pivotal clinical trials and have a product candidate approved for commercialization. If we obtain regulatory approval to market our product candidate or other potential product candidates, our future revenue will depend upon the size of any target markets for which our product candidate may receive approval, our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our product candidate in those target markets. However, even if we obtain adequate market share for our product candidate, because the potential markets for which our product candidate may ultimately receive regulatory approval is very small, we may never become profitable despite obtaining such market share and acceptance of our products.
We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, which may fluctuate from period to period. We anticipate that our expenses will increase substantially if and as we:
•continue our product candidate research and nonclinical and clinical development of our product candidates;
•expand the scope of our current clinical trials for apraglutide and initiate a clinical trial of VB-1197;
•advance our future product candidates and programs into clinical trials;
•initiate additional nonclinical, clinical or other trials for our current product candidates and potential future product candidates or indications;
•change or add additional manufacturers or suppliers;
•require additional manufacturing capacity;
•seek regulatory approvals for our product candidates upon successful completion of the clinical trials;
•establish commercial manufacturing, sales, marketing and distribution infrastructure to commercialize any product candidates that we may obtain marketing approval for;
•seek to identify, assess, acquire and develop other product candidates;

•make milestone or other payments under the Comet Therapeutics, Inc. Agreement and Plan of Merger, or the Comet Merger Agreement, our licensing agreements with Ferring International Center S.A., or Ferring, or any potential future collaboration or license agreements;
•file, prosecute and maintain, or fund the filing, prosecution and maintenance of, patents and patent applications, and defend and enforce our patent and other intellectual property rights;
•defend, in litigation or otherwise, any intellectual property, including claims that we infringe third-party patents or other intellectual property rights;
•attract and retain skilled personnel;
•create additional infrastructure to support our operations as a public company, product development and planned future commercialization efforts; and
•experience any delays or encounter issues with any of the above.
Because of the numerous risks and uncertainties associated with developing our product candidate, we are unable to predict the extent of any future losses or the financial periods in which we will be profitable, if at all.
We have never generated any revenue from product sales and may never be profitable.
We have no products approved for commercialization and have never generated any revenue. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of our product candidates and obtain the regulatory approvals necessary to commercialize our current product candidate. We do not anticipate generating revenue from product sales for the foreseeable future. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:
•completing research and clinical development of our product candidates;
•obtaining regulatory approvals for our product candidates upon the completion of clinical trials;
•developing a sustainable and scalable manufacturing process for any approved product candidates and establishing and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate and sufficient products to support clinical development and the market demand for our product candidates, if approved;
•launching and commercializing our current product candidates if and when a regulatory approval is obtained, either directly or with a collaborator or distributor;
•obtaining market acceptance of our product candidates, if approved as a viable treatment option;
•addressing any competing product, technological and market developments;
•identifying, assessing, acquiring or developing new product candidates or pursuing other indications for our existing product candidates;
•negotiating favorable terms in any collaboration, licensing or other arrangements that we may enter into;
•maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
•attracting, hiring and retaining qualified personnel.
Even if one of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Because of the numerous risks and uncertainties with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies, whether Swiss or foreign, to change our manufacturing processes or trials, or to perform clinical, nonclinical or other types of studies in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market our current product candidate or any future product candidates, our revenue will be dependent, in part, upon the size of the addressable markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price and whether we own the commercial rights for that territory. If the number of our addressable rare disease patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably expected target patient population for treatment is narrowed by competition, physician choice, payor specifications or treatment guidelines, we may not generate significant revenue from sales of our product candidate, even if approved. The development of apraglutide is an important part of our current business strategy. If we are unable to obtain regulatory approval for the desired indications or do not maintain orphan exclusivity for apraglutide for the treatment of SBS-IF, our business may suffer. If we are not able to generate revenue from the sale of any approved products for the foregoing or for other reasons, we may never become profitable.
We will need substantial additional funding to pursue our business objectives.
In order to fund further operations, we will need to raise capital. We may seek these funds through a combination of private and public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. These conditions raise substantial doubt about our ability to continue as a going concern, and we will be required to raise additional funds, seek alternative means of financial support, or both, in order to continue operations. The accompanying audited consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. If we are unable to raise the requisite funds, we will need to curtail or cease operations. In the first quarter of 2022, we entered into two agreements that provided access to funds that support the Company’s continuance as a going concern (see the section titled “Recent developments”).
Identifying potential product candidates and conducting preclinical studies and clinical trials is a time- consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to develop our product candidate and, if approved, to market it commercially.
As of December 31, 2021, our cash and cash equivalents were $102.7 million. We expect, based on our current plans, that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months. However, we expect that we will require additional capital prior to obtaining regulatory approval for, and commercializing, any of our product candidates. In addition, our operating plans may change as a result of many factors that are currently unknown to us, and we may need to seek additional funds sooner than planned. Changes may occur beyond our control that would cause us to expend our available capital before that time, including changes in and progress of our development activities and changes in regulation. Our future capital requirements will depend on many factors, including:
•the scope, rate of progress, results and cost of our ongoing and planned clinical trials and preclinical studies and other related activities;
•the cost of formulating and developing new product candidates;
•the cost of manufacturing clinical and commercial supplies of our product candidate and any approved products that we may develop;
•the cost, timing and outcomes of regulatory approvals;
•the cost and timing of establishing sales, marketing and distribution capabilities; and

•the terms and timing of any collaboration, licensing or other arrangements that we may establish, including any required milestone and royalty payments thereunder.
We will require additional capital to complete our ongoing clinical development programs for our lead product candidate to seek regulatory approval and to complete our planned IND-enabling studies for VB-1197. If we receive regulatory approval for our current product candidate, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved.
In addition, we cannot guarantee that future financing will be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Our access to capital will depend on the timing of such capital needs and prevailing conditions in the global capital markets. Further, as a Swiss corporation we have less flexibility to raise capital, particularly in a quick and efficient manner, compared to U.S. corporations. See “—Risks Related to Ownership of Our Ordinary Shares—Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.” As a result, we may not be able to access the capital markets as frequently as comparable U.S. companies. If we are unable to obtain funding on a timely basis on acceptable terms, we may be required to significantly curtail, delay or discontinue one or more of our current or future research or development programs or the commercialization of any current or future product candidates, if approved, or be unable to expand our operations or otherwise capitalize on our business opportunities as desired.
Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.
Until such time as we can generate substantial product revenue, if ever, we expect to finance our operations through a combination of equity offerings, debt financings and license and development agreements in connection with any future collaborations.
We recently entered into a note financing agreement, or the Loan, with Kreos Capital VI (UK) Limited, or Kreos, which is structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, and in connection with which we issued a warrant to purchase 324,190 of our ordinary shares at a price per share equal to volume weighted average price of the Company’s ordinary shares during the thirty (30) consecutive trading days ending on March 23, 2022. Upon our utilization of the Loan, we will be subject to customary affirmative and negative covenants. The affirmative covenants include, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants include, among others, limitations on our ability to incur additional debt, subject to certain exceptions. See the section titled “Item 5. Operating and Financial Review and Prospects - Operating Results - Recent Developments” for more information on the financing agreement.
If we raise additional capital through the sale of equity or convertible debt securities, you and our existing shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. Additional debt financing, if available, could result in increased fixed payment obligations and may involve agreements that include covenants that are more restrictive than those in our existing debt facility, such as additional limitations on our ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends, and other operating restrictions that could negatively impact our ability to conduct our business.
We may also be required to seek funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties and we may be required to relinquish rights to our intellectual property, research program or product candidate, or grant licenses that may not be favorable to us, any of which may harm our business, operating results and prospects. Even if we believe we have sufficient funds for our current and future operating plans, we may seek additional capital if market conditions are favorable or in order to accomplish future strategic goals.

Our operating results may fluctuate significantly and may be difficult to predict, which could cause our operating results to fall below expectations.
Our operating results are difficult to predict and will likely fluctuate from year to year and from period to period. If we receive regulatory approval for our current lead product candidate, our product sales will be difficult to predict from period to period and as a result, you should not rely on sales results in any period as being indicative of future performance and sales may be below the expectation of securities analysts or investors in the future. We believe that our results of operations may be affected by a variety of factors, including:
•the level of demand and prices for our current or future product candidates, if approved, and of products with which we compete;
•the extent to which coverage and adequate reimbursement is available from third-party payors, including government and health administration authorities, private health insurers, managed care programs and other organizations;
•rebates, discounts, other pricing concessions and fees that we may provide to integrated delivery networks, group purchasing organizations, pharmacy benefits managers, other third-party payors and national and regional government reimbursement authorities;
•the timing, cost and level of investment in our marketing efforts to support sales;
•the timing, cost and level of investment in our research and development activities involving approved products, if any, and our current or future product candidates;
•the cost of manufacturing and distribution;
•the amount of legally mandated discounts to government entities, product returns and other gross-to-net deductions;
•the risk/benefit profile, cost, coverage and reimbursement of existing and potential future drugs that compete with any approved product; and
•expenditures that we will or may incur to acquire or develop additional product candidates and technologies.
In addition, from time to time, we may enter into strategic arrangements that include development funding and upfront payments and milestone payments. These upfront and milestone payments may vary significantly from year to year and any such variance could cause a significant fluctuation in our operating results from one year to the next.
The cumulative effects of these factors could result in large fluctuations and unpredictability in our operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also cause us to fail to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our ordinary shares could decline substantially.
The pricing of our lead product candidate, if and when approved for marketing, will depend in part on pricing strategies adopted by our competitors.
The pricing of our lead product candidate, if and when approved for marketing, will depend, in part, on the pricing strategies adopted by our competitors. We compete with companies that are producing drugs for SBS, such as Takeda which currently distributes the GLP-2 analog teduglutide, marketed as Gattex in the United States and Revestive in Europe, or Zealand Pharma, which is developing the GLP-2 analog glepaglutide for the treatment of SBS and which has announced it will be completing its pivotal trial in the third quarter of 2022. Our competitors may also succeed in obtaining FDA or other regulatory approvals more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. If these or other companies enact pricing strategies that impact the price we can charge for our product candidate, if approved, we may reduce our prices and our revenue and results of operations could be affected.
Fluctuations in exchange rates may adversely affect our results of operations.
Our reporting currency is in U.S. dollars, but the results of operations and the financial position of our operations in Switzerland are reported in Swiss francs and some operations are in Canada and are reported in Canadian dollars, both then translated into U.S. dollars for reporting purposes. Our financial results are, therefore, impacted primarily by currency fluctuations between U.S. dollars, Swiss francs, Canadian dollars and the Euro. Moreover, a change in the concentration of our business activities could result in an increased effect of exchange rates on our financial position and results of operations. See the section in this Annual Report entitled “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding our exposure to currency fluctuations. There is no assurance that we will, in the future, be successful in adequately hedging our currency risk.
Our ability to use tax loss carryforwards may be limited.
As of December 31, 2021, we reported $157.4 million in tax loss carryforwards, of which $139.4 million was in Switzerland, $14.6 in the US and $3.4 million was in Canada. In Switzerland, such tax loss carryforwards could, with certain limitations, be used to offset future taxable income. However, if not used, Swiss tax loss carryforwards expire seven years after the tax year in which they were incurred. US tax loss carryforwards don’t expire. Canadian tax loss carryforwards expire after twenty years. Due to our limited income, there is a high risk that our Swiss tax loss carryforwards will expire in part or in their entirety and will not be used to offset future taxable income for Swiss corporate income tax purposes.
Furthermore, any Swiss tax loss carryforwards that we report in our tax returns are subject to review and confirmation by the competent Swiss tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent Swiss tax authorities may not accept the reported tax loss carryforwards in part or in their entirety. Any limitations in our ability to use tax loss carryforwards to offset taxable income could adversely affect our financial condition.
Business disruptions could seriously harm our future revenue and financial condition and increase costs and expenses.
Our operations and those of our third-party suppliers and collaborators could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes or other extreme weather conditions, medical epidemics, labor disputes, war or other business interruptions. Any interruption could come with high costs for us, as salaries and certain of our other costs would usually continue. Moreover, any interruption could seriously harm our ability to timely proceed with any clinical programs or to supply product candidates for use in our clinical programs or during commercialization. For example, at the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, the North Atlantic Treaty Organization, or NATO, has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a broader regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region. In particular, apraglutide is currently being evaluated in a global Phase 3 clinical trial called STARS for the treatment of patients with SBS-IF, conducted by a contract research organization, or CRO. This CRO has both Russian and Ukrainian employees in addition to employees located in Switzerland and other locations. We cannot currently estimate what, if any, impact the Russian invasion of the Ukraine will have on the conduct of our STARS trial.

Risks Related to the Discovery and Development of Our Product Candidates
We are heavily dependent on the success of our lead product candidate, apraglutide, for which we have not completed a pivotal trial. We cannot give any assurance that apraglutide or any future product candidates will receive regulatory approval, which is necessary before they can be commercialized.
To date, we have invested substantially all of our efforts and financial resources to identify, acquire and develop our lead product candidate, including by conducting pharmacology and non-clinical safety studies and clinical trials, and providing general and administrative support for these operations. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and commercialize one or more of our current or future product candidates. We may never be able to develop or commercialize a marketable drug.
Our lead product candidate will require extensive clinical development, management of nonclinical, clinical and manufacturing activities, regulatory approval, adequate manufacturing supply, building of a commercial organization, and significant marketing efforts before we generate any revenue from product sales. To date, we have conducted several clinical trials in which we evaluated apraglutide in healthy volunteers and patients with SBS-IF, but have not yet completed a pivotal trial for our product candidate. We are not permitted to market or promote our product candidate before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive any such regulatory approval or may not receive all such regulatory approvals for any of our current or future product candidates. We cannot be certain that apraglutide will be successful in clinical trials or receive regulatory approval. Further, apraglutide may not receive regulatory approval even if it is successful in clinical trials. If we do not receive regulatory approvals for apraglutide or for any product candidates at all, we may not be able to continue our operations, and you may lose some or all of your investment.
The regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
The time required to obtain approval by the FDA, EMA and other comparable regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval of or may result in the decision not to approve our product candidate. We have not obtained regulatory approval for our lead product candidate, and it is possible that we will never obtain regulatory approval for apraglutide or any of our other product candidates.
Our product candidates could fail to receive regulatory approval for many reasons, including the following:
•the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials or with our interpretation of data from our preclinical studies or clinical trials;
•the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;
•the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA, MAA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;
•serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;
•the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that any of our product candidates’ risk-to-benefit ratio for their respective proposed indications is acceptable;

•the FDA, EMA or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of our product candidates;
•the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
•the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
In addition, we plan to develop a proprietary injection device for apraglutide, which would cause it to be regulated as drug and device combination product by FDA, EMA and comparable regulatory authorities. Combination products require coordination within the FDA, EMA and comparable regulatory agencies for review of their device and device components. Although the FDA, EMA and comparable foreign agencies have systems in place for the review and approval of combination products such as, we may experience additional delays in the development and commercialization of our product candidate due to regulatory timing constraints and uncertainties in the product development and approval process. Moreover, although we expect that the device component will be reviewed in connection with the review of the drug marketing application for apraglutide, and that no separate marketing application for the drug component will be required, the FDA, EMA or comparable regulatory authorities may disagree and require that we obtain a separate clearance or approval of the device component, which could further delay or prevent marketing approval of apraglutide.
This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failure to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.
Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes. Furthermore, results of earlier preclinical and clinical trials may not be predictive of results of future clinical trials.
The risk of failure for our product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive clinical trials that our product candidate is safe and effective in humans.
Clinical testing is expensive, can take many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the clinical trials process. For example, the results of our clinical studies could demonstrate an unfavorable risk-to-benefit ratio or fail to demonstrate sufficient clinical efficiency. Further, results of non-clinical safety and toxicology studies could cause the discontinuation of clinical trials or prevent us from initiating new clinical trials evaluating our product candidates.
Commencing clinical trials in the United States for VB-1197 or any other product candidate, is subject to authorization to proceed under an investigational new drug application, or IND, with respect to each such product candidate.
In addition, the results generated from our completed Phase 2 clinical trials of apraglutide do not ensure that our pivotal Phase 3 clinical trial and any other clinical trials of apraglutide will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and earlier stage clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to results indicating lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and we may face similar setbacks. Moreover, preclinical and clinical data are susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products based on those results.

There can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including differences in clinical trial design and procedures set forth in protocols, differences in the size and type of the target patient populations, adherence to the dosing regimen and other clinical trial procedures, and the rate of dropout among clinical trials participants. In particular, variability is common in data collection and reporting between patients participating in inpatient and outpatient clinical trials. For example, with respect to apraglutide, SBS-IF patients suffer from a range of symptoms, and the anatomy and size of the small intestine and severity of the disease in these patients can vary significantly. These factors may result in considerable variability in the results from our clinical trials for apraglutide.
We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases for which our product candidates are being studied. Difficulty in enrolling patients could delay or prevent clinical trials and the expected release of data from clinical trials of our product candidates.
Identifying and qualifying patients to participate in clinical trials of our lead product candidate is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our lead product candidate, and we may experience delays in our clinical trials if we encounter difficulties in enrollment for any reason, including, for example, as a result of the COVID-19 pandemic or the global instability caused by Russia’s invasion of the Ukraine.
SBS-IF is a rare disease and the patient population that is eligible for our trials is both limited in number and difficult to accurately estimate and recruit. We estimate that there are 7,500 SBS-IF patients in the U.S. and approximately 7,500 SBS-IF patients combined in Germany, the United Kingdom, Italy, Spain and France. The eligibility criteria of our clinical trials will further limit the pool of available study participants as we will require that, in the case of SBS-IF, patients have specific characteristics that we can measure to confirm their disease is both severe enough and not too advanced to include them in a given study. Patient enrollment depends on many factors, including:
•the size and nature of the patient population;
•the severity of the disease under investigation;
•eligibility criteria for the trial;
•the proximity of patients to clinical sites;
•the design of the clinical protocol;
•the ability to recruit clinical trial investigators with the appropriate competencies and experience;
•the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidate or trial completion;
•the availability of competing clinical trials;
•the availability of new drugs approved for the indication the clinical trial is investigating; and
•clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies.
Additionally, patients may not be willing or able to participate in our clinical trials due to the COVID-19 pandemic. If patients are unwilling to participate in our clinical trials for any reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed.
If we experience delays in the completion of, or termination of, the clinical trials of our product candidate, the commercial prospects of our product candidate will be harmed and our ability to generate product revenue from our lead product candidate could be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down the development and approval process for our lead product candidate, and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may harm our business, financial condition and prospects significantly.
We may encounter substantial delays in our clinical trials, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
Before obtaining marketing approval from regulatory authorities for the sale of any of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidate in humans. Clinical testing is expensive, time consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful.
Events that may prevent successful or timely completion of clinical development include but are not limited to:
•inability to generate sufficient toxicology, or other in vivo or in vitro data to support the further development of apraglutide;
•generation of new preclinical toxicology or other data that precludes further clinical testing in humans;
•delays in reaching a consensus with regulatory agencies on study design, including the primary endpoints for a clinical trial and the appropriate ages of the patient populations;
•delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
•delays in identifying, recruiting and training suitable clinical investigators;
•delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;
•imposition of a clinical hold by regulatory agencies after review of an IND application or amendment, or equivalent application or amendment, or an inspection of our clinical trial operations or study sites;
•delays in recruiting suitable patients to participate in our clinical trials;
•difficulty collaborating with patient groups and investigators;
•failure by our CROs, other third parties, or us to adhere to clinical trial requirements;
•failure to perform in accordance with the FDA’s good clinical practice requirements, and/or with the EMA’s guidelines for clinical trials and the standards set out in both the EU clinical trial directive 2001/20/EC and the EU good clinical practice directive 2005/28/EC, or applicable regulatory guidelines in other countries;
•delays in patients completing participation in a study or returning for post-treatment follow-up;
•patients dropping out of a study;
•adverse events associated with the product candidate that are found to outweigh its potential benefits;
•results from clinical studies demonstrating that our product candidates are ineffective, inferior to existing approved products for the same indications, unacceptably toxic or have unacceptable side effects;
•changes to the clinical trial protocols;
•changes in regulatory requirements, guidance or the standard of care that require amending or submitting new clinical protocols;
•selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data;

•delays in establishing the appropriate dosage levels;
•lack of funding to continue a trial;
•clinical studies of our product candidates that produce negative or inconclusive results, which may result in us deciding, or regulators requiring us, to conduct additional clinical trials or abandon a drug development program; and
•delays in manufacturing, testing, releasing, validating or importing or exporting sufficient, stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.
In addition, disruptions caused by the COVID-19 pandemic or the globally instability and sanctions resulting from the ongoing Russian invasion of Ukraine may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may seriously harm our business.
Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and Ethics Committees or IRBs at the medical institutions where the clinical trials are conducted. We could encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA or any other regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.
Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with adhering to good clinical practices, or GCP, regulations and other foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.
Moreover, principal investigators for our clinical trials may serve and have served as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of our product candidates.
Any inability to successfully complete clinical development could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our lead product candidate, we may need to conduct additional clinical trials to bridge our modified product candidate to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection or exclusivity and may allow our competitors to bring products to market before we do. Any of these events may harm our business and results of operations.

Even if we complete the necessary clinical studies, we cannot predict when or if we will obtain regulatory approval to commercialize any of our product candidates.
We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate in the relevant jurisdictions in which we desire to commercialize such product. Even if we believe our product candidate has demonstrated safety and efficacy in clinical studies, FDA, EMA and other regulatory authorities may not complete their review processes in a timely manner, or may disagree with our interpretation of results, which could delay or prevent us from obtaining regulatory approvals. Additional delays may occur if an FDA Advisory Committee, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, or other comparable regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical studies and the review process. Regulatory authorities also may approve a product for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. If we are unable to obtain necessary regulatory approvals, our business, results of operations and prospects may suffer a negative impact.
Our lead product candidate may cause undesirable side effects and safety issues or have other properties that could delay or prevent its development, create unpredictable clinical trial results, impact its regulatory approval or limit the commercial profile of an approved label.
Undesirable side effects caused by our lead product candidate could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other comparable foreign regulatory authorities. For example, patients treated with apraglutide may experience well known class-specific adverse events, including, but not limited to, abdominal pain, injection site reactions, nausea, headaches, abdominal distension, upper respiratory tract infection, vomiting and fluid overload. There may be additional mechanistic side effects that only reveal themselves upon the completion of larger studies. Additionally, our product candidate has been designed to have a long half-life, creating uncertainty about its long-term safety profile. For example, the increased pleiotropic activity of apraglutide will need to be assessed in longer-term non-clinical safety studies. Results of our studies are not predictable and could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our studies could be suspended or terminated, and the FDA, EMA or other comparable foreign regulatory authorities could order us to cease further development of, or deny or withdraw approval of, our product candidate for any or all targeted indications.
Drug-related side effects could affect patient recruitment, the ability of enrolled patients to complete the study or result in potential product liability claims. We currently carry product liability insurance that we believe to be sufficient in light of our current clinical programs. However, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could cause the price of our shares to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, withdrawal of clinical trial participants, costs due to related litigation, distraction of management’s attention from our primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our product candidate and decreased demand for our product candidate, if approved for commercial sale.
Additionally, if our lead product candidate receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:
•regulatory authorities may suspend, limit or withdraw approvals of such product, seek an injunction against its manufacture or distribution or require additional warnings on any applicable label;

•we may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers or other elements to assure safe use;
•we may be required to change the way the product is administered to patients;
•we could be required to conduct expensive post-marketing studies;
•we could lose commercial market opportunity and our revenues could decrease substantially;
•we could be sued and held liable for harm caused to patients; and
•our reputation may suffer and physicians or patients might be less likely to use our product or may refer patients to products produced by our competitors.
Any of these events could prevent us from achieving or maintaining market acceptance of our lead product candidate, if approved, and could significantly harm our business, results of operations, and prospects.
Interim, “topline” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary or top-line data should be viewed with caution until the final data are available.
From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. We also make assumptions, estimations, calculations and conclusions as part of our analyses of interim data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, interim data that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our ordinary shares.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular preclinical or clinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Even if we obtain regulatory approval for any of our product candidates, we may have additional development commitments and our products will remain subject to regulatory scrutiny.
If any of our product candidates is approved, it will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-marketing information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.
Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, EMA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA or MAA. Accordingly, we and others with whom we work, must continue, after any marketing approval, to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.
Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, Risk Evaluation and Mitigation Strategy, or REMS, development, and/or surveillance to monitor the safety and efficacy of the product candidate. We will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA and other comparable foreign regulatory authorities. Any new legislation or regulatory requirements addressing product safety issues could result in delays in product development or commercialization or increased costs to assure compliance.
We will have to comply with advertising and promotion requirements for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. For example, a company may not promote “off-label” uses for its drug products. An off-label use is the use of a product for an indication that is not described in the product’s FDA-approved label in the U.S. or for uses in other jurisdictions that differ from those approved by the applicable regulatory agencies. Physicians, on the other hand, may prescribe products for off-label uses. Although the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing clearance has not been issued. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. Violations, including actual or alleged promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA, the U.S. Department of Justice, and comparable foreign bodies. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to corrective information to healthcare practitioners, injunctions, or civil or criminal penalties. As such, we may not promote our products for indications or uses for which they do not have approval. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.
If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency or problems with the facility where the product is manufactured, or if an agency disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including by requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:
•issue warning letters;
•impose civil or criminal penalties;
•suspend, limit or withdraw regulatory approval;
•suspend any of our ongoing or planned clinical trials;

•refuse to approve pending applications or supplements to approved applications submitted by us;
•impose restrictions on our operations, including closing our contract manufacturers’ facilities or imposing new manufacturing requirements; or
•seize or detain products, or require a product recall.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected. The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.
We may be unable to maintain the benefits associated with orphan drug designation, including market exclusivity, which may harm our business.
We have obtained orphan designation for apraglutide for the treatment of SBS-IF and for the prevention of acute graft-versus-host-disease, or GvHD. Under the Orphan Drug Act, the FDA may designate a drug product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Orphan drug designation must be requested before submitting an NDA.
In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and application fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA.
In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity for the orphan patient population. Exclusive marketing rights in the United States may also be unavailable if we or our collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective.
Even if we obtain orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.
Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.
Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of foreign and domestic manufacturing facilities and has resumed certain on-site inspections subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products globally.
In order to market our future products in the European Economic Area, or EEA, Asia Pacific, or APAC, or other foreign jurisdictions, we must obtain separate regulatory approvals.
In the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA that applies to that jurisdiction. If a centralized MA is applied for, which would result in one MA applying across the entire EEA, then the EMA will make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. There are other routes to obtaining MA’s in Europe, which would involve one or more of the competent authorities of the member states of the EEA making their own assessment. In Japan, the Pharmaceuticals and Medical Devices Agency, or PMDA, of the Ministry of Health, Labour and Welfare, or MHLW, must approve an application under the Pharmaceutical Affairs Act before a new drug product may be marketed in Japan.
We have had limited interactions with regulatory authorities outside of the United States and the European Union. Approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA or EMA approval. Moreover, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA or EMA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA or EMA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all the risks associated with obtaining FDA or EMA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and even if we file, we may not receive necessary approvals to commercialize our product candidate in any market. We may expend our limited resources to pursue a potential product candidate or indication and fail to capitalize on our product candidate or indications that may be more profitable or for which there is a greater likelihood of success.
We have limited financial and managerial resources. As a result, we may forego or delay pursuit of opportunities with any other product candidates that we may develop in the future or for any other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial opportunities of our product or profitable market opportunities. Our spending on our current product candidates and other future research and development programs and any future product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for our current product candidates, we may relinquish valuable rights to other product candidates that we may develop through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to our current product candidates.
Risks Related to our Reliance on Third Parties
We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to continue the development of our product candidates, obtain regulatory approval for or commercialize our product candidates and our business could be harmed.
We have relied upon and plan to continue to rely upon third-party CROs to execute our ongoing clinical trial programs. We control only certain aspects of the CROs’ activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We, our CROs and other vendors are required to comply with cGMP, GCP, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the competent authorities of the EEA and comparable foreign regulatory authorities for our current product candidate in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our clinical trials may be deemed unreliable and the FDA, EMA, or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with the relevant regulations. Additionally, the CRO conducting our Phase 3 STARS clinical trial for apraglutide has employees in both Russia and the Ukraine, and we cannot be certain that the Russian invasion of Ukraine will not adversely affect our CRO’s ability to execute our clinical trial on our projected timeline.
If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether they devote sufficient time and resources to our clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements, or for other reasons, our clinical trials may be extended or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated.
Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result of switching CROs, delays may occur, which could impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges in their implementation of our clinical studies or that these challenges will not have an adverse impact on our business, results of operations and prospects.
Manufacturing apraglutide is an inherently uncertain activity in a highly regulated environment which could impact our timelines, budgets, and ability to conduct clinical trials and commercialize our product candidate.
Our lead product candidate has never been manufactured on a commercial scale, and there are risks associated with developing the manufacturing processes to commercial scale including cost overruns, potential problems with process performance, process reproducibility, stability issues, lot consistency and timely availability of raw materials. Even if we could otherwise obtain regulatory approval for apraglutide, there is no assurance that our manufacturer will be able to manufacture the approved product to specifications acceptable to the FDA, EMA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities of any approved product for commercialization, our commercialization efforts would be impaired, which would have an adverse effect on our business, results of operations and prospects.

The process of manufacturing apraglutide is complex, highly regulated and subject to several risks, including:
•product loss due to contamination, operator error and equipment failures. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in apraglutide or in the manufacturing facilities in which it is made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination; and
•the manufacturing facilities in which apraglutide is made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.
Any adverse developments affecting manufacturing operations for apraglutide or our other product candidate may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls. The COVID-19 pandemic may also adversely affect the supply our product candidates. We may also have to take inventory write-offs and incur other charges and expenses for our current product candidates that fail to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.
We rely on third parties to manufacture supplies of our current product candidates, and the drug substances and drug products for our product candidates are currently acquired from a limited number of suppliers. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product, or fail to do so at acceptable quality levels or prices.
We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our product candidates’ supplies for use in the conduct of our preclinical studies and clinical trials. Reliance on third-party manufacturers may expose us to different risks than if we were to manufacture product candidates ourselves. We also rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates, including the drug substances and drug products for our product candidates.
There are a limited number of suppliers for raw materials, including the drug substances and drug products, that third parties use to manufacture our product candidates, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our preclinical studies and clinical trials, and, if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Although we generally do not begin a preclinical study or clinical trial unless we believe we have a sufficient supply of a product candidate to complete such study, any significant delay or discontinuity in the supply of our current product candidate, or the raw material components thereof, for an ongoing study, including due to the COVID-19 pandemic, or the need to replace a third-party manufacturer could considerably delay completion of our preclinical studies and clinical trials, product testing, and potential regulatory approval of our product candidates, which could harm our business, results of operations and prospects.
In addition, we expect that apraglutide may be regulated by the FDA as a drug-device combination product. Our third-party manufacturers may not be able to comply with cGMP regulations applicable to drug-device combination products, including applicable provisions of the FDA’s drug cGMP regulations and device cGMP requirements embodied in the Quality System Regulation, or similar regulatory requirements outside the United States.
We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products and the device components. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.
We and our collaborators and contract manufacturers are subject to significant regulation with respect to formulating, manufacturing and finishing our lead product candidate. The manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet our supply demands.
All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our lead product candidate, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidate that may not be detectable in final product testing.
We, our collaborators, or our contract manufacturers must supply all necessary documentation in support of an NDA, or MAA on a timely basis and must adhere to GLP and cGMP regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. The facilities and quality systems of some or all of our collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidate or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidate or our future potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although we oversee the contract manufacturers, we cannot control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for detailed compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.
The regulatory authorities also may, at any time, audit the manufacturing facilities of our collaborators and third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement, and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.
Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA supplement or MAA variation, or equivalent foreign regulatory filing, which could result in further delay. The regulatory agencies require additional studies if a new manufacturer is relied upon for clinical or commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.
These factors could cause us to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals or commercialization of our lead product candidate. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed or, if our lead product candidate is approved, we could lose potential revenue.
Our reliance on third parties requires us to share our confidential information, which increases the possibility that a competitor will discover our confidential information or that our confidential information will be misappropriated or disclosed.
Because we rely on third parties to develop and manufacture our product candidates, we must, at times, share confidential information with such third parties. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements, or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets, intellectual property, data from clinical studies and future development plans. Despite the contractual provisions employed when working with third parties, the need to share confidential information increases the risk that such confidential information become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our confidential information, a competitor’s discovery of our confidential information or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business.
We may wish to form collaborations in the future with respect to our current or future product candidates, but may not be able to do so or to realize the potential benefits of such transactions, which may cause us to alter or delay our development and commercialization plans.
The development and potential commercialization of our current or future product candidates will require substantial additional capital to fund expenses. We may, in the future, decide to collaborate with other biopharmaceutical companies for the development and potential commercialization of those product candidates. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidate as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of one of our future product candidates, we can expect to relinquish some or all of the control over the future success of that product candidate to the third-party. For example, we recently entered into a partnering agreement, or the Partnering Agreement, with Asahi Kasei Pharma Corporation, or AKP. Under the Partnering Agreement, we granted an exclusive license, with the right to sublicense in multiple tiers, to AKP, to develop, commercialize and exploit products derived from our lead product candidate, apraglutide, within the territory of Japan. We will receive approximately USD 30 million from AKP payable at the closing of this transaction, and we are eligible to receive up to approximately USD 170 million in additional payments for cost-sharing and upon the achievement certain regulatory and commercialization milestones as well as tiered royalties of up to a mid-double digit on sales of products, if approved; however, there is no guarantee that AKP will successfully progress apraglutide in Japan, and we do not know if the Partnering Agreement will result in any future revenue for us or whether we could have entered into a more advantageous agreement with another partner.
Our ability to reach a definitive agreement for any future collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of our technologies, current of future product candidates and market opportunities. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators.
Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company. As a result, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of our product candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for our product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our current or future product candidates or bring them to market and generate product revenue.

Our product candidates may also require specific components to work effectively and efficiently, and rights to those components may be held by others. We may be unable to in-license any compositions, methods of use, processes or other third party intellectual property rights from third parties that we identify. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, which would harm our business. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.
Risks Related to Commercialization of Our Product Candidates
If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected and our business may suffer. Because the target patient populations of our product candidates are small, we must be able to successfully identify patients and acquire a significant market share to achieve profitability and growth.
We currently focus our research and product development on treatments for rare diseases, specifically SBS-IF, methylmalonic acidemia, or MMA, and propionic acidemia, or PA. Given the small number of patients who have the diseases that we are targeting, it is critical to our ability to grow and become profitable that we successfully identify patients with these rare diseases generally, and patients with SBS-IF specifically. Our projections of both the number of people who have these diseases and the subset of people with these diseases who have the potential to benefit from treatment with our product candidate are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases and the number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for any of our product candidates, because the potential target populations are very small, and because our product candidates may not be readily affordable to the potential target populations, we may never achieve profitability.
We are working in a competitive area with rapidly evolving scientific progress. If our competitors develop therapies that are similar, more advanced or more effective than ours, our commercial opportunity and financial position could be adversely impacted.
The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We are currently aware of various existing therapies that may compete with our lead product candidate. For example, SBS-IF, for which we are developing apraglutide, is currently treated with parenteral support, or PS, teduglutide and growth hormones, and may potentially compete with glepaglutide, if approved. We cannot be certain that existing or future therapies, or some combination thereof, will not increase in efficacy or be safer than we currently envision. Furthermore, new therapies and innovations may treat SBS more successfully than our lead product candidate.
The information we include in this Annual Report regarding teduglutide and glepaglutide is based, in some cases, on information disclosed publicly by Takeda Pharmaceutical Company and Zealand Pharma A/S, respectively, and in other cases, on preclinical studies that we or Ferring have conducted comparing those compounds to apraglutide. In the past we and one of our competitors have disagreed about the manner in which we and they have presented information regarding the other’s compound. Our competitors may also in the future claim that information included in this Annual Report regarding their compounds mischaracterize the attributes of their compounds or that their compounds are superior to apraglutide in one or more ways. In addition, our competitors may in the future disclose preclinical or clinical data regarding their compounds that is, or is perceived to be, more favorable than the data we disclose regarding apraglutide. Any such disagreements, claims or disclosures could negatively impact our business, financial prospects or share price.

We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies. Some of the pharmaceutical and biotechnology companies we expect to compete with include Takeda Pharmaceutical Company and Zealand Pharma A/S, and other smaller companies or biotechnology startups and large multinational pharmaceutical companies. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than our product candidates, or achieve earlier patent protection, regulatory approval, product commercialization, and market penetration than we do. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.
We currently have limited marketing and sales organization. If we are unable to establish broad sales, marketing and distribution capabilities or enter into additional agreements with third parties to market and sell our product candidates, we may not be successful in commercializing our products and may be unable to generate any revenue.
We are in the early stages of developing our sales and marketing infrastructure. Although our employees may have sold similar products in the past while employed at other companies, we as a company have no experience selling and marketing our product candidates and we currently have established a very limited marketing or sales infrastructure. To successfully commercialize any products that may result from our development programs, we will need to further develop these capabilities, either on our own or with additional third parties. If our lead product candidate receives regulatory approval, we intend to establish a broad and wide sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize this product candidate in major markets, which will be expensive, difficult and time consuming. Any failure or delay in the development of our internal sales, marketing, and distribution capabilities would adversely impact the commercialization of our products.
Further, given our lack of prior experience in marketing and selling biopharmaceutical products, our initial estimate of the size of the required sales force may be more or less than the size of the sales force actually required to effectively commercialize our lead product candidate. As such, we may be required to hire substantially more sales representatives to adequately support the commercialization of our product candidate, or we may incur excess costs as a result of hiring more sales representatives than necessary. With respect to certain geographical markets, we may enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If our future collaborators do not commit sufficient resources to commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We may be competing with companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.
Third-party payor coverage and reimbursement for newly-approved products are uncertain. Failure to obtain or maintain coverage and adequate reimbursement for new or current products could limit our ability to market those products and decrease our ability to generate revenue.
Our target patient populations are small and, accordingly, the pricing, coverage and reimbursement of our product candidates, if approved, must be adequate to support our commercial infrastructure and sufficient to recover our development and manufacturing costs to potentially achieve profitability. The availability of coverage and adequacy of reimbursement by third-party payors are essential for most patients to be able to afford expensive treatments such as ours, assuming approval. Sales of our product candidates, if approved, will depend substantially, both in the United States and internationally, on the extent to which the costs of our product candidates will be covered and reimbursed for by third-party payors. If coverage and reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a return on our investment. Coverage and reimbursement may impact the demand for, or the price of, our current product candidates if and when we obtain any marketing approval. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize our product candidate if and when we obtain marketing approval.
There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors, and coverage and reimbursement can differ significantly from payor to payor. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for our products, if approved. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of our product candidate. In many countries, particularly the countries of the European Union, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In some of these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other therapies, if available. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicinal products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
Moreover, increasing efforts by third-party payors in the United States, the EEA and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of our product candidate due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drug pricing and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication.
If we are unable to establish or sustain coverage and adequate reimbursement for our product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell our product candidate, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Risks Related to Our Intellectual Property
We rely on external intellectual property counsel to advise and prosecute our intellectual property portfolio. If we are unable to obtain and maintain effective patent rights for our current and any future product candidates, we may not be able to compete effectively in our markets.
We rely upon a combination of patents, orphan drug exclusivity periods, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and our current and potential future product candidates. We have also sought to protect our own proprietary position by licensing intellectual property from third parties. Our success depends in large part on our and our licensors’ ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and products. It is possible that our licensors have not or will not prosecute all necessary or desirable patent applications, or actions taken by us or our licensors will negatively impact the scope of protection obtained or maintained for our product candidate or future product candidates. We refer to the intellectual property that we own or in-license as our intellectual property rights.
We have sought to protect our proprietary position by pursuing patent applications in the United States and abroad related to our novel technologies and our product candidate that are important to our business. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to timely identify patentable aspects of our research and development before it is too late to obtain patent protection.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidate in the United States or in other foreign countries. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidate, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidate, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
We, independently or together with our licensors, have filed several patent applications covering various aspects of our lead product candidate. We cannot offer any assurances about which, if any, of these applications will issue as a patent, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.
In connection with the financing agreement with Kreos, VectivBio Holdings AG and each of its subsidiaries have entered into pledge agreements in respect of our worldwide intellectual property in favor of Kreos as pledgee (excluding intellectual property in respect of apraglutide granted, issued or pending in Japan). Kreos will have recourse to our intellectual property (excluding intellectual property in respect of apraglutide granted, issued or pending in Japan) in the event we default under the agreement.
Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents, if granted, or narrow the scope of our patent protection, if obtained. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States and the laws of the United States may not protect our rights to the same extent as the laws of such foreign countries. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United

States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we or our licensors were the first to make the invention claimed in our owned and licensed patents or pending applications, or that we or our licensors were the first to file for patent protection of such inventions. Assuming the other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the AIA, enacted on September 16, 2011, the United States has moved to a first to file system. The AIA also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. The effects of these changes are uncertain, as the USPTO and the courts have yet to address many of the provisions of the AIA. The applicability of the act and new regulations on the specific patents and patent applications discussed herein have not been determined and would need to be reviewed. In general, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.
If we are unable to maintain effective proprietary rights for our current product candidates or any future product candidates, we may not be able to compete effectively in our markets.
In addition to the protection afforded by patents, we rely on trade secret protection, orphan drug exclusivity, and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.
Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.
Although we are not currently involved in any litigation related to our intellectual property, third parties may in the future initiate legal proceedings alleging that we are infringing their intellectual property rights or challenging the inventorship of our intellectual property, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights or intellectual property of third parties. We may become party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology. Third parties, including potential competitors, may assert infringement claims against us based on existing or future intellectual property rights and we may in the future be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. As we continue to develop and, if approved, commercialize our lead product candidate in its current or updated forms, initiate clinical trials for new product candidates, and launch products and enter new markets, competitors or other third parties may claim that one or more of our product candidates infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We may, in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents. We cannot be certain that we have identified all pending or issued patents of potential relevance to our product candidates or technologies. We may fail to identify relevant patent rights, or incorrectly conclude that an issued patent is invalid or not infringed by our activities. If any third-party patents were asserted against us, even if we believe such claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that the asserted third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize our products.
If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. We may also elect to enter into such a license in order to avoid or settle pending or threatened litigation. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and could require us to pay significant royalties and other fees. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorney’s fees, if we are found to have willfully infringed the intellectual property in question.
A finding of infringement could delay or prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. These and other claims that we have misappropriated the confidential information or trade secrets of third parties can have a negative impact on our business similar to the infringement claims discussed above.
Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could have a material adverse effect on our ability to compete in the marketplace.
We may face competition from generic drugs, which may have a material adverse impact on the future commercial prospects of apraglutide.
Even if we are successful in achieving regulatory approval to commercialize a product candidate faster than our competitors, we may face competition from generic drugs with respect to apraglutide. In the United States, the Hatch-Waxman Amendments created a generic drug approval pathway.
If competitors are able to obtain marketing approval for generic and biosimilar versions of our products, our products may become subject to additional, low-cost competition, with the attendant competitive pressure and consequences.

The patent protection and patent prosecution for our lead product candidate is dependent on third parties.
In some circumstances, we may not have the right to control the preparation, filing, prosecution of patent applications or to maintain, defend and enforce patents that we license to or from third parties, and we may have to rely on our partners to fulfill these responsibilities. For example, under our license agreement with Ferring, Ferring is solely responsible for the prosecution, maintenance, defense, and enforcement of patents and patent applications licensed to us for apraglutide, and is not obligated to consult with us in connection with its prosecution and maintenance decisions. Although Ferring is obligated to consult with us in connection with its defense and enforcement of the patents and patent applications it licenses to us, Ferring maintains ultimate decision-making control. Consequently, any such licensed patents and patent applications may not be prepared, filed, prosecuted, maintained, enforced, or defended in a manner consistent with the best interests of our business. If Ferring or any of our future licensing partners fails to appropriately prepare, file, prosecute, maintain, enforce, or defend licensed patents and other intellectual property rights covering our product candidate, such rights may be reduced or eliminated, and our ability to develop and commercialize our product candidate may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products.
If we fail to comply with our obligations in current or future agreements under which we license intellectual property and other rights from third parties or otherwise experience disruptions to our business relationship with our licensor, we could lose license rights that are important to our business.
We are a party to an amended and restated intellectual property license agreement with Ferring that is important to our business and expect to enter into additional license agreements in the future. Our existing license agreement imposes, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, and other obligations on us. These milestone payments, and other payments associated with the license, will make it less profitable for us to develop our product candidate. If we fail to comply with our obligations under the agreement, or we are subject to a bankruptcy, we may be required to make certain payments to the licensor, we may lose the exclusivity of our license, or the licensor may have the right to terminate the license. If this agreement is terminated, we could lose intellectual property rights that are important to our business, be liable for damages to the licensor or be prevented from developing and commercializing our product candidate. Termination of the agreement or reduction or elimination of our rights under the agreement may also result in us being required to negotiate a new or reinstated agreement with less favorable terms, and it is possible that we may be unable to obtain any such additional license at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to spend significant time and resources to redesign our product candidate or the method for manufacturing it or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis.
In some cases, patent prosecution of our licensed technology is controlled solely by the licensor. If our licensor fails to obtain or maintain a patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. In certain cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. Licensing of intellectual property is of critical importance to our business and involves complex legal, business, and scientific issues. Disputes may arise regarding intellectual property subject to a licensing agreement, including but not limited to:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;
•the sublicensing of patent and other rights;
•our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors, our collaborators and us;

•the priority of invention of patented technology; and
•the fulfilment of our obligations under the license.
Apraglutide is subject to licensing agreements with third parties. If disputes over intellectual property and other rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize our product candidate.
Our intellectual property in-licenses with third parties may be subject to disagreements over contract interpretations, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.
The agreements under which we currently in-license intellectual property from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. If any of our current or future licenses or material relationships or any in-licenses upon which our current or future licenses are based are terminated or breached, we may:
•lose our rights to develop and market our current or any future product candidates;
•lose patent protection for our current or any future product candidates;
•experience significant delays in the development or commercialization of our current or any future product candidates;
•not be able to obtain any other licenses on acceptable terms, if at all; or
•incur liability for damages.
If we experience any of the foregoing, it could harm our business, financial condition and results of operations.
Obtaining and maintaining patent protection depends on our compliance with various procedural deadlines, as well as maintenances and annuity fee payment requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in complete and irrevocable loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidate, we may not be able to stop a competitor from marketing drugs that are the same as or similar to our product candidate, which would have a material adverse effect on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involves both technological and legal complexity. Therefore, obtaining and enforcing biotechnology patents is costly, time consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. The AIA also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a potentially lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. In addition, a third party may be incentivized to use USPTO proceedings because of the relative speed and lower costs compared to district court actions. Therefore, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on our product candidates throughout the world would be prohibitively expensive to us and to our licensors. Competitors may use our technologies in jurisdictions where we or our licensors have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as in the United States. These products may compete with our potential products in jurisdictions where we or our licensors do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.
Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:
•others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents that have, or may, issue from our patent applications;
•we or our licensors might not have been the first to make the inventions covered by a pending patent application that we have rights in or to;
•we or our licensors might not have been the first to file patent applications covering an invention;
•others may independently develop similar or alternative technologies without infringing our intellectual property rights;
•pending patent applications that we own or license may not lead to issued patents;
•patents, if issued, that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
•third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;
•we may not be able to obtain and/or maintain necessary or useful licenses on reasonable terms or at all;
•third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights over that intellectual property;
•we may not develop or in-license additional proprietary technologies that are patentable; and
•the patents of others may have an adverse effect on our business.
Should any of these events occur, they could significantly harm our business and results of operations.
Risks Related to Our Business Operations
The COVID-19 pandemic could adversely impact our business, including the timing or results of our clinical trials.
Since December 2019, a novel strain of coronavirus, COVID-19, has spread to multiple countries, including countries, where we have planned or ongoing clinical trials. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; and facilities and production have been suspended. We may experience disruptions related to the pandemic that could severely impact our business, preclinical studies and clinical trials, including:
•delays in receiving approval from local regulatory authorities to initiate our planned preclinical studies and clinical trials;
•delays or difficulties in enrolling patients in our clinical trials;
•delays or difficulties in securing clinical trial site locations, and delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•delays in clinical sites receiving the supplies and materials, such as batch deliveries, needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;

•changes in local regulations as part of a response to COVID-19 which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state or foreign governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;
•risk that participants enrolled in our clinical trials will contract COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;
•risk that patients may not be willing or able to participate in our clinical trials, which could delay the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products;
•interruptions in preclinical studies due to restricted or limited operations at our research and development laboratory facility;
•delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
•limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;
•refusal of the FDA, EMA or of other comparable regulatory authorities to accept data from clinical trials in these affected geographies; and
•interruption or delays to our clinical activities.
The COVID-19 pandemic continues to rapidly evolve. The extent to which the outbreak impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing practices, business closures or business disruptions and the effectiveness of actions taken in the United States, Europe and other countries to contain and treat the disease. In addition, while the potential impact and duration of the COVID-19 pandemic on the global economy and our business in particular may be difficult to assess or predict, the pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could negatively affect our liquidity in the future. Moreover, to the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Our future success depends in part on our ability to retain our Chief Executive Officer and to attract, retain, and motivate other qualified personnel.
We are highly dependent on Dr. Luca Santarelli, our Chief Executive Officer, the loss of whose services may adversely impact the achievement of our objectives. Dr. Santarelli could leave our employment with a notice period of twelve months. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, failure to succeed in clinical trials may make it more challenging to recruit and retain qualified personnel.

The inability to recruit and retain qualified personnel, or the loss of the services of Dr. Santarelli, may impede the progress of our research, development, and commercialization objectives.
Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies is in force that, among other things, (1) imposes an annual binding shareholders’ “say on pay” vote with respect to the compensation of our executive committee and board of directors, (2) generally prohibits severance, advances, transaction premiums and similar payments to members of our executive committee and board of directors, and (3) requires companies to specify certain compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. In addition, the competition for qualified personnel in the biopharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly-skilled scientific, technical and managerial employees. Because the Swiss legislation affecting public companies will apply to operations in the United States and are more onerous and restrictive than comparable laws and regulations applying to U.S. domiciled companies, recruiting and retaining members of our executive committee and board of directors in the United States will be even more difficult as compared to companies domiciled in the United States. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could harm our business.
In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.
We may be unable to maintain the benefits associated with orphan drug designation, including market exclusivity, which may harm our business.
In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.
Because the extent and scope of patent protection for our products may in some cases be limited, orphan drug designation is especially important for our products for which orphan drug designation may be available. For eligible drugs, we plan to rely on the exclusivity period under the Orphan Drug Act to maintain a competitive position. If we do not obtain orphan drug exclusivity for our drug product candidates that does not have a broad patent protection, our competitors may then sell the same drug to treat the same condition sooner than if we had obtained orphan drug exclusivity and our revenue will be reduced.
Even though we have orphan drug designation for apraglutide in Europe and in the United States, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. For example, teduglutide, sold as Gattex in the United States and as Revestive in Europe, has been granted orphan drug status in Europe and the United States. In July 2018, the FDA initially denied a request for orphan drug designation for apraglutide for the treatment of SBS-IF by asserting that apraglutide is the “same drug” as teduglutide and asserting that a plausible hypothesis of the clinical superiority over teduglutide for the treatment of SBS-IF would need to be provided in order to obtain orphan drug designation. We responded to the FDA in October 2018, and on December 20, 2018, the FDA granted orphan drug designation for apraglutide for the treatment of SBS-IF. The FDA also granted orphan drug designation for apraglutide for the prevention of acute GvHD. Orphan drug applicability will be reassessed by health authorities upon completion of clinical studies and submission of our marketing application.
Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA or EMA can subsequently approve the same drug with the same active moiety for the same condition if the FDA or EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.
We may not be successful in our efforts to identify, license, acquire, discover, develop or commercialize additional product candidates or additional indications for apraglutide.
Although a substantial amount of our effort will focus on the continued clinical testing, potential approval and commercialization of our lead product candidate, the success of our business also depends upon our ability to successfully develop apraglutide for the treatment of additional indications, to successfully develop VB-1197 and to identify, license, acquire, discover, develop and commercialize additional product candidates. Research programs to identify new indications or product candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. Our research programs, licensing and acquisition efforts may fail to yield additional product candidates for clinical development and commercialization for a number of reasons, including but not limited to the following:
•our research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;
•we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;
•our product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;
•competitors may develop alternatives that render our product candidates obsolete or less attractive;
•the product candidates that we develop may be covered by third parties’ patents or other exclusive rights;
•we may not be able to acquire product candidates on favorable terms, if at all;
•the market for our product candidates may change during our development so that such a product may become unreasonable to continue to develop;
•we may not be successful in expanding our lead product candidate into new indications;
•our product candidates may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•our product candidates may not be accepted as safe and effective by patients, the medical community, or third-party payors.
If any of these events occur, we may be forced to abandon our acquisition or development efforts for a program or programs, or we may not be able to identify, license, acquire, discover, develop or commercialize additional product candidates, which would have an adverse effect on our business and could potentially cause us to cease operations.

Risks Related to the Regulatory Approval of Our Product Candidates
Legislative developments may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.
In the United States, the European Union, and other foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed reforms to the healthcare system that could affect our future results of operations. In particular, a number of initiatives at the United States federal and state levels seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include:
•an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs agents, which is apportioned among these entities according to their market share in certain government healthcare programs;
•a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively and a cap of the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;
•a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
•establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
There remain judicial, executive, and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. For example, the Tax Cuts and Jobs Act of 2017, or Tax Act, included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the health reform measures of the Biden administration will impact the ACA and our business.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other health care funding, which could have an adverse effect on our customers and accordingly, our financial operations.
In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, on July 24, 2020 and September 13, 2020, President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule and guidance in September 2020, providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of the rule has been delayed until January 1, 2026. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy”, with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and set out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidate or additional pricing pressures. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.
In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidate, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidate, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidate may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.
We are subject, directly and indirectly, to U.S. federal and state healthcare fraud and abuse laws, false claims laws, physician payment transparency laws and other healthcare laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
Our operations are directly and indirectly through our relationships with healthcare professionals, principal investigators, consultants, third-party payors and customers, subject to broadly applicable U.S. fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. These laws may impact, among other things, our clinical research programs, proposed sales, marketing, and education programs. The applicable U.S. federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:
•The federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
•The federal civil and criminal false claims laws including, without limitation, the civil False Claims Act, which can be enforced by private citizens on behalf of the U.S. government, through civil whistleblower or qui tam actions, and the federal civil monetary penalties law, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal funds, and knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Several pharmaceutical and other health-care companies have been prosecuted under these laws for alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.
•The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
•The federal physician payment transparency requirements, sometimes referred to as the “Physician Payments Sunshine Act,” which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by these physicians and their immediate family members.
•The analogous state and non-U.S. law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require the reporting of information related to drug pricing; and state and local laws requiring the registration of pharmaceutical sales representatives.
Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that governmental authorities may conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government health care programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant civil, criminal and administrative sanctions, including exclusion from government funded healthcare programs.

In the future, activities in the United States may subject us to various laws relating to foreign investment and the export of certain technologies, and our failure to comply with these laws or adequately monitor the compliance of our suppliers and others we do business with could subject us to substantial fines, penalties and even injunctions, the imposition of which on us could have a material adverse effect on the success of our business.
We may become subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 801, as amended, administered by the Committee on Foreign Investment in the United States; and the Export Control Reform Act of 2018, which is being implemented in part through Commerce Department rulemakings to impose new export control restrictions on “emerging and foundational technologies” yet to be fully identified. Application of these laws, including as they are implemented through regulations being developed, may negatively impact our business in various ways, including by restricting our access to capital and markets; limiting the collaborations we may pursue; regulating the export our products, services, and technology from the United States and abroad; increasing our costs and the time necessary to obtain required authorizations and to ensure compliance; and threatening monetary fines and other penalties if we do not.
Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or unauthorized activities that violates (1) the laws and regulations of the FDA, EMA and other similar regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (2) manufacturing standards, (3) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad and (4) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of product candidates, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees, consultants and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations.
We are subject to stringent and changing obligations related to privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; government enforcement actions (which could include civil or criminal penalties); private litigation; fines and penalties; adverse publicity; loss of revenue or profits; disruptions of our operating results and business; and other adverse business consequences.
In the ordinary course of business, we process personal information and other sensitive information, including proprietary and confidential business information, trade secrets, intellectual property, information we collect about trial participants in connection with clinical trials, and sensitive third-party information. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal information and sensitive information by us and on our behalf. In addition, privacy advocates and industry groups have proposed, and may propose in the future, standards with which we are legally or contractually bound to comply.
We and any potential collaborators may be subject to U.S. federal, state, local and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act). In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA. In addition, the California Consumer Privacy Act, or the CCPA, imposes obligations on businesses to which it applies. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal information. The CCPA allows for statutory fines for noncompliance (up to $7,500 per violation). Further, it is anticipated that the California Privacy Rights Act, or the CPRA, effective January 1, 2023, will expand the CCPA. For example, it creates a new California Privacy Protection Agency to implement and enforce the CPRA, which could result in increased privacy and information security enforcement. Other states have enacted data privacy laws. For example, Virginia passed its Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act, both of which differ from the CPRA and become effective in 2023.
Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, European Union’s General Data Protection Regulation, or the EU GDPR, and the United Kingdom’s GDPR, or the UK GDPR, impose strict requirements for processing the personal information of individuals, including health-related information. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on information processing, as well as fines for noncompliant companies up to the greater of €20 million or 4% of annual global revenue, and separately £17.5 million or 4% of annual global revenue under the UK GDPR. EU member states are also able to legislate separately on health and genetic information, and we must comply with these local laws where we operate. The Swiss Federal Act on Data Protection, or the FADP, also applies to the collection and processing of personal information, including health-related information, by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The FADP has been revised and adopted by the Swiss Parliament, and the revised version and its revised ordinances may result in an increase of costs of compliance, risks of noncompliance and penalties for noncompliance.
Certain jurisdictions have enacted data localization laws and cross-border personal information transfer laws. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally prohibits the transfer of personal information to countries outside of the EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions under the FADP. The European Commission released a set of “Standard Contractual Clauses” that are designed to be a valid mechanism by which entities can transfer personal information out of the EEA to jurisdictions that the European Commission has not found to provide an adequate level of protection. Currently, these Standard Contractual Clauses are a valid mechanism to transfer personal information outside of the EEA. The Standard Contractual Clauses, however, require parties that rely upon that legal mechanism to comply with additional obligations, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal information. Moreover, due to potential legal challenges, there exists some uncertainty regarding whether the Standard Contractual Clauses will remain a valid mechanism for transfers of personal information out of the EEA. In addition, laws in Switzerland and the UK similarly restrict transfers of personal information outside of those jurisdictions to countries, such as the United States, that do not provide an adequate level of personal information protection. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal information from Europe or elsewhere. The inability to import personal information to the United States could significantly and negatively impact our business operations, including by limiting our ability to conduct clinical trial activities in Europe and elsewhere; limiting our ability to collaborate with parties that are subject to European and other data privacy and security laws; or requiring us to increase our personal information processing capabilities and infrastructure in Europe and/or elsewhere at significant expense.
Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal information on our behalf. In addition, these obligations may require us to change our business model. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. Despite our efforts, our personnel, or third parties upon whom we rely, may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to operate our business and proceedings against us by governmental entities or others.
If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (which could include civil, criminal and administrative penalties, investigations, fines, inspections, and similar), private litigation (including class-related claims); additional reporting requirements and/or oversight; bans on processing personal information; orders to destroy or not use personal information; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: interruptions or stoppages in our business operations (including clinical trials); inability to process personal information or to operate in certain jurisdictions; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.
Risks Related to Ownership of Our Ordinary Shares
The price of our ordinary shares is likely to be volatile and may fluctuate due to factors beyond our control.
The share price of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our ordinary shares may fluctuate significantly due to a variety of factors, including:
•positive or negative results of clinical trials reported by us, strategic partners or competitors;
•any delay in the commencement, enrollment and the ultimate completion of clinical trials;
•technological innovations or commercial product introductions by us or competitors;
•failure to successfully develop and commercialize our product candidates;
•developments, announcements or changes in government regulations relating to drug products, including related to drug pricing, reimbursement and healthcare coverage;

•delays in in-licensing or acquiring additional complementary product candidates;
•developments concerning proprietary rights, including patents and litigation matters;
•public concern relating to the commercial value or safety of our product candidates;
•financing or other corporate transactions, or inability to obtain additional funding;
•failure to meet or exceed expectations of the investment community;
•announcements of significant licenses, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•publication of research reports or comments by securities or industry analysts;
•general market or regulatory conditions in the pharmaceutical industry or in the economy as a whole; or
•other events and factors, many of which are beyond our control.
These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their ordinary shares at or above the price paid for the shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.
Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Defending against litigation is costly and time-consuming and could divert our management’s attention and resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ordinary shares.
It may be difficult for you to sell your ordinary shares at or above the purchase price therefor or at all.
Although our ordinary shares are listed for trading on the Nasdaq Global Market, an active trading market for our ordinary shares may not be sustained. The market price of our ordinary shares is highly volatile and could be subject to wide fluctuations in price as a result of various factors, some of which are beyond our control. It may be difficult for you to sell your ordinary shares without depressing the market price for the ordinary shares, or at all. As a result of these and other factors, you may not be able to sell your ordinary shares at the current market price, or at all. Further, an inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to enter into strategic partnerships or acquire companies or products using our ordinary shares as consideration.
Concentration of ownership of our ordinary shares among our existing executive officers, directors and principal shareholders may prevent other investors from influencing significant corporate decisions.
Based upon our ordinary shares outstanding as of December 31, 2021, our executive officers, directors and shareholders who own more than 5% of our outstanding share capital, in the aggregate, beneficially own approximately 76.3% of our outstanding ordinary shares. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.
In addition, our articles of association will contain provisions stating that if an individual or legal entity acquires ordinary shares and, as a result, directly or indirectly, has voting rights with respect to more than 18% of the share capital registered in the commercial register, the ordinary shares exceeding the limit of 18% shall be entered in the share register as shares without voting rights.
Some of these persons or entities may have interests different than yours. For example, because many of these shareholders have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.
Future sales, or the possibility of future sales, of a substantial number of our ordinary shares could adversely affect the price of our ordinary shares.
Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. On November 26, 2021, we issued an aggregate of 588,237 ordinary shares to certain of our shareholders in connection with the final milestone payment due pursuant to the Share Purchase Agreement, dated September 30, 2018, as amended, under which we acquired intellectual property and technology related to apraglutide. Additionally, in accordance with the Comet Merger Agreement, on September 9, 2021, we issued 185,608 ordinary shares as part of the initial consideration due under that agreement, and we may be required to issue additional ordinary shares if certain milestones are met with respect to VB-1197 or other future potential product candidates developed using the intellectual property that we acquired pursuant to the Comet Merger Agreement. As of December 31, 2021, we have 35,973,339 ordinary shares with a nominal value of CHF 0.05 each outstanding, with a large percentage of shares outstanding held by relatively few shareholders. If these shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.
We do not expect to pay dividends in the foreseeable future.
We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Any proposal of our board of directors to the general meeting of shareholders to pay future dividends will in addition be at the discretion of our board of directors after taking into account various factors including our business prospects, cash requirements, financial performance and new product development and subject to approval by the general meeting of shareholders. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law. See the section of this Annual Report entitled “Item 8.A. Consolidated statements and other financial information - Dividend Distribution Policy.” Also, we are a holding company with no material direct operations. As a result, we would be largely dependent on dividends or other distributions from our subsidiaries in order to pay a dividend. Our subsidiaries are subject to legal requirements of their respective jurisdictions of incorporation that may restrict their paying dividends or making other distributions to us.
Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.
We are a Swiss corporation. The rights of our shareholders are different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors are different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, and may also have regard to the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court.

Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Basel, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Basel, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this Annual Report, see the sections of this Annual Report entitled “Item 10.B Additional Information - Memorandum and articles of association.” There can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.
Our ordinary shares are not listed in Switzerland, our home jurisdiction. As a result, certain Swiss law provisions designed to protect shareholders in the event of a public takeover offer or change of control transaction will not apply.
The Swiss rules that require investors to disclose their interest in a company if they reach, exceed or fall below certain ownership thresholds only applies to issuers that have a listing for their equity securities in Switzerland. Since our ordinary shares are listed exclusively on The Nasdaq Global Market, a U.S. market, the disclosure obligations regarding major shareholdings according to art. 120 of the Swiss Financial Markets Infrastructure Act and its implementing provisions do not apply to us. Likewise, the Swiss takeover regime does not apply to us. In particular, the duty to make a mandatory bid offer for all outstanding listed equity securities of a company by any person or group of persons that acquires more than one third of a company’s voting rights does not apply to us. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our ordinary shares are listed exclusively on The Nasdaq Global Market, will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.
U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.
We are a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Basel, Switzerland, and the majority of its assets are located within Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or upon such persons, or to enforce judgments obtained against us or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.
The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland.
Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and the cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the share capital registered in the commercial register of the Canton of Basel-City at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn under certain conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.
Shareholders outside of the United States may not be able to exercise pre-emptive rights in future issuances of equity or other securities that are convertible into equity.
Under Swiss corporate law, shareholders may receive certain pre-emptive rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the United States may not be able to exercise such rights unless we take action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that we will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the United States where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership interest in our company will be diluted.
Anti-takeover provisions in our articles of association could make an acquisition of us, which may be beneficial to our shareholders, more difficult.
Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:
•in certain cases, allow our board of directors to place up to 15,874,000 ordinary shares and rights to acquire an additional 9,017,720 ordinary shares (approximately 44% and 25%, respectively, of the outstanding share capital as of December 31, 2021) with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
•allow our board of directors not to record any acquirer of ordinary shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 18% of our share capital registered in the commercial register;
•restrict shareholders from exercising voting rights with respect to own or represented shares in excess of 18% of our share capital registered in the commercial register;
•limit the size of our board of directors to nine members; and
•require two-thirds of the votes represented at a general meeting of shareholders for amending or repealing the above-mentioned registration and voting restrictions, the provision setting a maximum board size, and the provision for indemnification of the members of our board of directors and our executive committee as set forth in our articles of association, and for dismissing the chairman or any member of our board of directors or any member of our compensation committee before the end of his or her term of office.
These and other provisions, alone or together, could delay or prevent takeovers and changes in control. These provisions could also limit the price that investors might be willing to pay in the future for our ordinary shares, thereby depressing the market price of our ordinary shares.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including: (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we have the option to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.
We are a foreign private issuer. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq.
Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.
Although Swiss law also requires that we set up a compensation committee, we may follow home country requirements with respect to such committee. Among other things, Swiss law does not require that all or a majority of the compensation committee consist of independent directors.
Our articles of association provide for an independent proxy elected by our shareholders, who may represent our shareholders of record at a general meeting of shareholders, and we must provide shareholders of record with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies, thus our practice may vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.
As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
We may lose our foreign private issuer status, which would then require us to comply with the domestic reporting requirements of the Exchange Act and cause us to incur significant legal, accounting and other expenses.
We are currently a foreign private issuer and therefore are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States; or (2) (a) a majority of our executive officers or directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the

United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Among other things, we would be required under current SEC rules to prepare our financial statements in accordance with generally accepted accounting principles in the United States, rather than IFRS, which would involve significant time and cost. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we lose our foreign private issuer status and are unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing our operations, we could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of our securities in the United States. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years from the date of our initial public offering, although circumstances could cause us to lose that status earlier, including if our annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion of non-convertible debt in any three-year period or if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.
If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether the controlled foreign corporations make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations from starting with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation, or that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.
We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. holders of our ordinary shares.
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and directly received its proportionate share of the income of such other corporation. Our status as a PFIC also may depend on how quickly we use the cash proceeds from our initial public offering in our business. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2021. However, we have not yet determined whether we expect to be a PFIC for the current taxable year. If we are characterized as a PFIC in a taxable year, our shareholders who are U.S. holders (as defined in “Material U.S. federal income taxation considerations for U.S. holders”) may suffer adverse tax consequences, regardless of whether we continue to be characterized as a PFIC in subsequent taxable years, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders, the addition of interest charges to the tax on such gains and certain distributions, and additional reporting requirements. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or, to a lesser extent, a “mark to market” election. However, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.
General Risk Factors
Our international operations may subject us to potential adverse tax consequences.
As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate or are being taxed may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or the valuations applied for intercompany transfers of intellectual property between jurisdictions, or may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.
Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.
Our effective tax rate could increase due to several factors, including:
•changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
•changes in tax laws, tax treaties, and regulations or the interpretation of them;

•changes to our assessment about our ability to realize any deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;
•the outcome of current and future tax audits, examinations, or administrative appeals; and
•limitations or adverse findings regarding our ability to do business in some jurisdictions.
Any of these developments could adversely affect our business, results of operations and financial condition.
As a result of changes in tax laws, treaties, rulings, regulations or agreements, or their interpretation, of Switzerland or any other country in which we operate, the loss of a major tax dispute or a successful challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or other factors, our effective income tax rates may increase in the future, which could adversely affect our net income and cash flows.
We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. The tax laws applicable to our business activities, however, are subject to changes in interpretation. Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in jurisdictions in which we do business. Our effective income tax rate may be affected by changes in or interpretations of tax laws, treaties, rulings, regulations or agreements in any given jurisdiction, the resolution of issues arising from any future tax audits with various tax authorities, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our actual tax rate may vary from our expectation and that variance may be material. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods.
We file Swiss and non-Swiss tax returns. We are subject to tax audits, examinations and assessments in various jurisdictions. If any tax authority successfully challenges our operational structure, allocation of income by tax jurisdiction, or amounts paid between our affiliated companies pursuant to our intercompany arrangements or transfer pricing policies, if any tax authority successfully asserts that we are subject to income, withholding or other taxes in a jurisdiction by reason of our activities and operations or our other taxable presence in such jurisdiction, if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective income tax rate could increase. A tax authority may take the position that material income or other tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, which could adversely affect our profitability. If our effective income tax rate increases in future periods, our net income and cash flows could be adversely affected, including in future tax years.
Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of Basel-City, have abolished the cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in Basel, Canton of Basel-City, can change from time to time. The standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation relief, for 2021 in Basel will be approximately 13.04%.
We urge our shareholders to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding our ordinary shares.
If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.
We are subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2022, which will be our second annual report on Form 20-F after our initial public offering. If we fail to remediate the material weakness identified below, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.
In the future, we will be required to perform system and process evaluations and testing of our internal controls over financial reporting, to allow our management and our independent public registered accounting firm to report on the effectiveness of our internal control over financial reporting. In addition, our compliance with Section 404 will require that we incur substantial accounting expense, expend significant management effort and we may need to hire additional accounting and financial staff with the appropriate experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. We cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. If we are unable to conclude that our internal controls are effective or if we have material weaknesses, investors could lose confidence in the accuracy or completeness of our reported financial information, which could have a negative effect on the trading price of our ordinary shares.
For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years from the date of our initial public offering. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
We identified a material weakness in connection with our internal control over financial reporting. Although we are taking steps to remediate this material weakness, we may not be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.
As a U.S. public company, we operate in an increasingly demanding regulatory environment that requires us to comply with, among other things, the Sarbanes-Oxley Act, and related rules and regulations of the SEC’s substantial disclosure and reporting requirements and complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.
We have limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the preparation of our consolidated and carve-out financial statements as of and for the year ended December 31, 2020, we identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. A material weakness is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis by our employees. The material weakness identified is related to a lack of sufficient internal accounting personnel and systems to support an efficient and structured financial statement close process and allow for the appropriate monitoring of financial reporting matters. We and our independent registered public accounting firm have concluded that the material weakness still existed as of December 31, 2021. If we fail to remediate our material weakness, we may not be able to report our financial results accurately or to prevent fraud.
We have taken several remedial actions to address this material weakness. In particular, in 2021, we have hired additional staff for the finance and legal departments. Also, we are in the process of implementing an ERP system, which we believe will enhance our internal control over financial reporting. Additionally, we are working to better define, formalize and upgrade (when the case may be) our internal controls and processes with the goal of being compliant with Section 404 by the end of 2022.
Furthermore, we believe it is possible that if we had performed a formal assessment of our internal control over financial reporting, or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, other material weaknesses may have been identified. This may increase the risk that deficiencies in our internal control over financial reporting will go undetected and may make it more difficult for investors and securities analysts to evaluate our company.
During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other material weaknesses in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could experience material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq Global Market, or Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.
Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use, and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by us and our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our insurance coverage or resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently, and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.
If our information technology systems, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations and actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.
In the ordinary course of our business, we may collect, store, use, transmit, disclose, or otherwise process proprietary, confidential, and sensitive information, including personal information (such as health-related information), intellectual property, and trade secrets. We may rely upon third-party service providers and technologies to operate critical business systems to process confidential and personal information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ cybersecurity practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties.
Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources. In addition to traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors now engage in attacks. Despite the implementation of security measures, our internal computer systems and those of third parties upon whom we rely, are vulnerable to damage from cyberattacks, “phishing” attacks, computer viruses, unauthorized access, malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, natural disasters, terrorism, war and telecommunication, electrical failures and other similar threats. Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Additionally, due to Russia’s invasion of Ukraine, we may be subject to elevated cybersecurity risk.
Any of the previously identified or similar threats could cause a security breach or other interruption. A security breach or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to data. A security breach or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services. While we have implemented security measures designed to protect against security breaches, there can be no assurance that these measures will be effective. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. We may expend significant resources or modify our business activities (including our clinical trial activities) in an effort to protect against security breaches. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and data. For example, the loss of clinical trial information from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the information.
Applicable data privacy and security obligations may require us to notify relevant stakeholders of security breaches. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences.

If we (or a third party upon whom we rely) experience a security breach or are perceived to have experienced a security breach, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing information (including personal information); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of information); financial loss; the further development and commercialization of our product candidate could be delayed; and other similar harms. Security breaches and attendant consequences may cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business. Likewise, we partially rely on our third-party research institution collaborators for research and development of our product candidate and other third parties for the manufacture of our product candidate and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our ordinary shares, our share price and trading volume could be negatively impacted.
The trading market for our ordinary shares could be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our ordinary shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Item 4. INFORMATION ON THE COMPANY
A. History and development of the company
We are a Swiss stock corporation incorporated on May 22, 2019, in Switzerland. We are subject to provisions of the articles of incorporation and to article 620 et seq. of the Swiss Code of Obligations, which describes the legal requirements for corporations, or Aktiengesellschaften.
From our inception on May 22, 2019 until June 30, 2019, we were fully owned by Therachon Holding AG, or THAG, and together with its subsidiaries, the Parent Group. We were created for the purpose of spinning off the Apraglutide Business (as defined below), following a corporate reorganization of the Parent Group in order to effectuate the separation. The separation, which has been considered as a reorganization under common control for the purpose of the preparation of these consolidated and carve-out financial statements, resulted in the transfer of certain assets (including 100% of the shares of GlyPharma (as defined below)), liabilities and contracts related to the Apraglutide Business (as defined below) at their historical book values from the Parent Group to VectivBio Holding AG and its subsidiaries prior to the spin-off date, which occurred on July 1, 2019. On July 1, 2019, THAG distributed by way of dividend in kind the shares of VectivBio Holding AG to the existing THAG shareholders, or the Spin-off, and VectivBio Holding AG and its subsidiaries began operating as a standalone entity.
On September 30, 2018, THAG, through its 100% owned subsidiary, Therachon AG, acquired 100% of the shares of GlyPharma Therapeutic Inc., or GlyPharma, from a third party. GlyPharma’s principal activity was to develop the GLP-2 analog, referred to as the “Apraglutide Business.” After the acquisition of GlyPharma, the Apraglutide Business was integrated into the Parent Group, with certain business functions carried out by multiple legal entities in the Parent Group. From September 30, 2018 until June 30, 2019, the Apraglutide Business was 100% owned by the Parent Group. During this period, the Apraglutide Business was managed from Switzerland, with operations in Canada.
In connection with our initial public offering, or IPO, on the Nasdaq Global Market on April 9, 2021 we effected the following transactions: on April 1, 2021, we effected a five-to-one reverse share split of our registered shares and immediately prior to such reverse share split we issued a total of 23 shares, comprising 8.8 ordinary shares, 5 Series A1 preferred shares and 9.2 Series A2 preferred shares, to balance fractional shares. Immediately prior to the completion of our IPO, the then outstanding 4,195,966 series A1 preferred shares and 9,557,646 series A2 preferred shares were converted on a 1:1 basis into ordinary shares.
Our registered office in Switzerland is located at Aeschenvorstadt 36, 4051 Basel, Switzerland and the telephone number of our registered office is +41 61 551 30 30. Our agent for service of process in the United States is VectivBio US, Inc., 60 Broad St. Suite 3502, New York, New York 10004.
Our actual capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to $57 thousand, $93 thousand and $56 thousand, respectively. These capital expenditures primarily consisted of equipment purchases for our offices in Basel.
The SEC maintains an Internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our website address is http://www.vectivbio.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this document. We have included our website address in this document solely as an inactive textual reference.

B. Business overview
Overview
We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of life-transforming medicines for patients living with severe rare conditions for which there is a significant unmet medical need. We are led by an experienced management team with a strong track record in the biotechnology and pharmaceutical industry. Our goal is to become a leading, patient-centric, fully integrated global rare disease company. Our current product pipeline is focused on rare gastrointestinal, or GI, metabolic disorders, and we intend to in-license or acquire additional transformational, differentiated rare disease assets. Our lead product candidate, apraglutide, is a next generation, long-acting synthetic peptide analog of glucagon-like peptide-2, or GLP-2, which we are developing as a differentiated therapeutic for a wide range of rare diseases, with an initial focus on short bowel syndrome, or SBS. Based on our preclinical and clinical data to date, we believe that apraglutide has the potential to advance the treatment of SBS intestinal failure, or SBS-IF, through improved clinical outcomes and less frequent dosing than the only currently approved GLP-2 for SBS-IF. Apraglutide is currently being evaluated in a global Phase 3 clinical trial called STARS for the treatment of patients with SBS-IF, and a global Phase 2 clinical trial called Stargaze for the treatment of patients with gastrointestinal acute graft versus host disease. We also plan to evaluate apraglutide’s therapeutic potential in additional rare GI, liver, and other conditions that could benefit from GLP-2 activation. Our pipeline includes a platform of first-in-class preclinical small molecule assets known as Comet for the treatment of rare inherited metabolic diseases, or IMDs.
SBS is a malabsorption disorder caused by the loss of functional small intestine, with symptoms that include diarrhea, dehydration, malnutrition and weight loss. SBS typically occurs in adults as a consequence of irreparable GI damage caused by physical trauma, Crohn’s disease, ulcerative colitis, ischemia or cancer requiring surgeries that result in the removal of large portions of the small intestine or colon. In infants and children, SBS is typically a consequence of congenital defects or decreases in intestinal absorptive capacity secondary to surgical procedures. The symptoms and severity of SBS can vary depending upon the length and function of the remaining portion of the intestine. Patients suffer from SBS-IF when their gut function is reduced below the minimum function necessary for the absorption of macronutrients or water and electrolytes required to survive and, in the case of infants and children, to maintain health and growth.
In order to survive, patients with SBS-IF require parenteral support, or PS, which is the intravenous delivery of essential nutrients and fluids through a central line catheter. The frequent infusions of PS, which can last up to 10 to 15 hours per day, combined with the inability to sustain adequate oral nutrition, cause increased mortality and morbidity, a decrease in the quality of life of the patient, and a significant burden to the healthcare system. Reduction of the dependence on PS, with the ultimate goal of eliminating the central catheter and achieving enteral autonomy, is the most important goal for patients suffering from SBS-IF. The primary pharmacological treatment for adult patients with SBS-IF is teduglutide, a GLP-2 analog that is marketed as Gattex in the United States and Revestive in Europe. We believe that teduglutide has several limitations, such as a short half-life that requires patients to receive daily subcutaneous injections and a lengthy and complex administration procedure that requires the administrator to perform a multi-step reconstitution process, including calculating the exact dose for each patient based on the patient's individual body weight. Published trial reports done by third-party investigators who conducted a Phase 3 clinical trial have indicated that teduglutide demonstrated a suboptimal efficacy and tolerability profile, characterized by the frequent occurrence of adverse events such as injection site reactions and abdominal pain, no statistically significant impact on patients’ quality of life, and no demonstrated benefit in the subset of patients characterized by the colon-in-continuity anatomy, or CIC, which represents at least 55% of the overall SBS-IF population. Additionally, in real world utilization of teduglutide based on a study of U.S. insurance claims, a meaningful portion of patients are not persistent with therapy—approximately 25% of patients discontinue teduglutide by month three, 40% by month six, 50% by month twelve and 65% by month twenty-four. Collectively, we believe these factors demonstrate a need for improving treatments for SBS-IF patients.
Our lead product candidate, apraglutide, is a next generation, long-acting, synthetic GLP-2 analog that is designed to increase nutrient absorption in the intestine and reduce the burden of PS, thereby improving patient quality of life. Apraglutide has been rationally designed to have unique properties to address the known issues with native GLP-2 and teduglutide. In our preclinical studies and completed clinical trials, apraglutide has shown a significantly longer half-life and more consistent on-target drug exposure, potentially allowing for once-weekly dosing versus once-daily dosing for teduglutide, and enhanced trophic effects on the small intestine, when compared to other GLP-2 analogs. We believe that these properties have the potential to translate into increased pharmacological activity and improved patient adherence to treatment relative to other GLP-2 analogs, thereby allowing a subset of patients who currently receive PS to achieve enteral autonomy. In addition, we have designed a development strategy that will allow us to adapt the use of apraglutide to treat different SBS patient subtypes based on their GI anatomy.
The following table summarizes our clinical plans regarding apraglutide and Comet. We have retained global rights to commercialize our programs except in Japan where we have licensed development and commercialization of apraglutide to a partner.
To date, we have conducted three randomized, double-blind, placebo-controlled clinical trials and one non-controlled, open label clinical trial and in which we administered apraglutide to a total of 66 healthy volunteers and 16 patients with SBS. Apraglutide is the only GLP-2 analog to-date which has demonstrated therapeutically relevant pharmacological activity in SBS patients after a once-weekly treatment regimen. In our Phase 2 open label, metabolic balance clinical trial in patients with SBS we observed that apraglutide significantly improved intestinal absorption of wet weight, urinary output and energy. To our knowledge, this is the first time that a GLP-2 analog demonstrated increased intestinal absorption in SBS patients after a once-weekly treatment regimen, an effect that is of therapeutic significance in SBS patients who present with severely impaired intestinal absorption capacity. Importantly, in this study we observed a statistically significant effect of apraglutide on improving energy absorption, an observation that was not previously reported with other GLP-2 analogs in Phase 2 studies. In each of our four clinical trials, we observed that once weekly administration of apraglutide was well tolerated, with safety results that are consistent with the safety profile observed with other GLP-2 analogs and reduced frequency of injection site reactions.
We have devised an innovative development approach for apraglutide, which capitalizes both on our proprietary know-how and our executive team’s previous clinical and regulatory experience with GLP-2 analogs. We initiated a Phase 3 clinical trial to assess the safety and efficacy of apraglutide for the treatment of SBS-IF in January 2021, expect to report topline results from the trial at the end of 2023. We initiated a Phase 2 clinical trial to evaluate the safety, tolerability and absorption parameters of apraglutide in SBS-IF subjects with CIC in the second quarter of 2021 and expect to report first readout in the second half of 2023.
We plan to assess the safety and efficacy of apraglutide in pediatric SBS-IF and in other conditions where we believe the mechanism of action of GLP-2 has the potential to provide therapeutic benefit due to its potential impact on intestinal GI growth, absorption, GI blood flow, barrier function and immunity. We are evaluating the potential of apraglutide in each of these areas with a focus on rare diseases with no approved therapies or with significant unmet needs that we believe would benefit from apraglutide’s unique pharmacology. A priority area of focus is the prevention and treatment of the serious gastrointestinal manifestations of acute graft versus host disease, or GvHD, a common and life-threatening consequence of allogenic hematopoietic stem cell transplants, or HSCT. Most approaches targeting GvHD today involve modulation or suppression of immune mechanisms. We believe GLP-2 activation offers a novel approach which directly targets intestinal mucosal biology, intestinal barrier function, and the gut microbiota with the potential to improve outcomes in GvHD. Expanding to additional indications could potentially be achieved through proof-of-concept studies or by leveraging our Phase 2 clinical trial data in the SBS population to initiate additional clinical trials in indications other than SBS-IF, such as for GvHD. A clinical proof of concept study of apraglutide in acute steroid refractory GvHD on top of best available therapy commenced in the first quarter of 2022, evaluating safety and standard measures of efficacy in this setting.
We expanded our pipeline to IMDs with the acquisition of CoMET Therapeutics in September 2021. This small molecule platform technology exploits the central role of CoEnzyme A, or CoA, in intermediary metabolism and the significant dysregulation of this essential cofactor across multiple disorders. While each IMD is rare, collectively these disorders affect 1:800 individuals and are a significant cause of morbidity and mortality.
The platform uses combinatorial chemistry to provide a precursor of CoA as well as up to three intermediary metabolite cargos and can be delivered systemically to key organs including the brain. We have selected two organic acidemias, methylmalonic and propionic acidemia (MMA and PA) as the initial indications to develop our lead compound VB-1197. MMA and PA are both high unmet need conditions with no approved therapeutics; we believe VB-1197 can impact both CNS and systemic manifestations of disease, regardless of the mutation(s) underlying the disorders. We plan on initiating clinical studies in the second half of 2023.
We were founded in 2019 through a spin-off of our apraglutide program from Therachon Holding AG, a rare disease focused company, following its acquisition by Pfizer for an upfront payment of $340 million and additional milestone payments of up to $470 million. To date, we have raised approximately $144 million in private financings from leading biotechnology investors, including OrbiMed Advisors, Versant Ventures, Novo Holdings, Bpifrance, Cowen Healthcare Investments, Tekla Capital Management, Surveyor Capital (a Citadel company), Cormorant Capital and Eventide Asset Management. We had a successful IPO on the Nasdaq Global Market on April 9, 2021 and raised approximately $154.1 million from leading biotechnology investors, including OrbiMed Advisors, Versant Ventures, Novo Holdings, Bpifrance, Cowen Healthcare Investments, Tekla Capital Management, Surveyor Capital (a Citadel company), Cormorant Capital and Eventide Asset Management.
Our expertise lies in rare disease research, development and commercialization, and our current clinical programs reflect our strategy of pursuing product candidates with a clear and understood mechanism of action that have a high probability of transforming the lives of patients. We believe this approach benefits from our ability to select objective clinical endpoints and to leverage validated regulatory pathways, and design our clinical trials to generate data that will enable us to include differentiated claims in our approved prescribing information.
We are led by Luca Santarelli, M.D., our founder, and CEO, who has more than 20 years of experience in research and development and business development. Dr. Santarelli previously served as the Senior Vice President and Head of Neuroscience, Ophthalmology, and Rare Diseases at Roche, where he advanced more than twenty new product candidates into clinical trials, resulting in multiple pivotal clinical trials and product approvals. Our leadership team includes our Chief Financial Officer, Claudia D’Augusta, Ph.D. (previously Chief Financial Officer at Therachon), Chief Medical Officer, Omar Khwaja, M.D., Ph.D (previously Chief Medical Officer and Head of R&D, Voyager Therapeutics), Chief Operating Officer, Christian Meyer, M.D., Ph.D. (previously Chief Development Officer at Therachon), Chief Commercial Officer, Kevin Harris (previously Group VP, Global Product Strategy at Incyte), Chief Technical Officer, Alain Bernard (previously VP Biopharma Process Sciences at UCB), Chief Business Officer, Sarah Holland, Ph.D. (previously VP, Global Head of Licensing at Lonza), and Chief Legal Officer, Scott Applebaum (previously SVP, Legal & Regulatory Affairs at Shire Pharmaceuticals).
Our Strategy
Our mission is to build a leading, fully integrated global rare disease company using our patient-centric approach to identify and develop life-transforming medicines for the treatment of severe rare diseases. We are focused on developing highly innovative therapies that target the physiological root causes of a disease to significantly improve the lives of patients. Our approach leverages our unique scientific and clinical insight into the design and development of treatments that specifically target the molecular and physiological processes associated with the disease. This approach has the potential to alter the natural course of diseases and overcome the limitations of available treatments.
The key elements of our strategy include:
•Advance apraglutide through clinical development in patients with SBS-IF. Our lead product candidate, apraglutide, has shown the potential to have a differentiated product profile for the treatment of SBS-IF based on multiple clinical trials and preclinical studies conducted to date. We initiated a Phase 3 clinical trial to assess the safety and efficacy of apraglutide for the treatment of SBS-IF in January 2021, expect to report topline results from the trial at the end of 2023. Our Phase 3 clinical trial for apraglutide is informed by our expertise in understanding the patients’ characteristics and needs, anatomical heterogeneity, existing clinical practice and clinical trial methodology, with the goal of translating the unique pharmacological properties of apraglutide into best in disease solutions for patients. Our interactions with various regulatory authorities have corroborated our plan to evaluate dependence on PS as the primary endpoint and to address the anatomical heterogeneity of patients with SBS-IF by evaluating anatomy-specific endpoints. We believe our Phase 3 trial can produce data that leads to differentiated claims about our product and that can expand the number of SBS-IF patients who can meaningfully benefit from GLP-2 treatment.
•Maximize the potential of apraglutide in additional indications where GLP-2 is central to the disease pathophysiology. We believe the mechanism of action of GLP-2 has broader application beyond SBS-IF. GLP-2-mediated signaling impacts intestinal growth, absorption, blood flow, barrier function, inflammation and immunity. We believe these pharmacological properties could have application in additional indications, including in GvHD, and other acute and chronic GI and liver conditions We are evaluating the potential of apraglutide in each of these areas with a focus on rare conditions with no approved therapies or patients with significant unmet needs that we believe could benefit from apraglutide’s unique pharmacology. We are evaluating our ability to leverage data from our prior studies, such as the preclinical data available in GvHD, to initiate late-stage clinical trials in additional indications. A clinical proof of concept study of apraglutide in acute steroid refractory GvHD on top of best available therapy will be initiated in the first quarter of 2022, evaluating safety, dosing and standard measures of efficacy in this setting.
•Retain commercialization rights for our product candidates in the United States and Europe and opportunistically evaluate strategies to maximize the commercial potential of our product candidates outside these jurisdictions. Retaining substantial commercial rights to our product and product candidate pipeline is core to our strategy. We are in the early stages of establishing, with plans to further expand, our commercial infrastructure in the United States and Europe. We believe our focus and experience in rare diseases will allow us to build a targeted and efficient infrastructure that supports the patient journey from treatment decision to product access and ongoing therapy adherence. We also plan to leverage our significant expert and advocacy relationships and insights from the SBS market to inform our commercialization strategy. We intend to opportunistically evaluate partnerships to enable us to supplement our capabilities and maximize the potential commercial value of our programs outside of the United States and Europe, and have recently announced a partnership agreement with a leading Japanese pharmaceutical company to develop, register and market apraglutide in Japan.
•Combine our accomplished business development team with our experienced rare disease research and development capabilities to expand our product portfolio. We are leveraging the significant rare disease expertise of our research and development and business development teams to acquire and develop additional pipeline programs. While our focus is to build on our expertise in rare diseases affecting the GI system, we will also explore rare diseases affecting other organ systems, including metabolic pathways and CNS conditions. In particular, we will focus on diseases where core metabolic pathways are affected—the vast majority of these disorders are inherited and account for a diverse set of more than 1,000 distinct indications and while each individual condition may be rare, they collectively affect over 1 in 800 individuals. The vast majority of these metabolic disorders manifest with significant morbidity and mortality and only represent a small proportion of all orphan drugs approved to date, underscoring the unmet need in this space. We will prioritize diseases with high unmet need where we can commercialize independently, have validated translational models, have the ability to achieve proof of concept efficiently in well-characterized patient populations and where there is a viable clinical and regulatory path. We will seek opportunities based on validated biological targets with differentiated potential, with a preference for clinical or IND-ready programs. The acquisition we made last year of Comet Therapeutics is demonstrative of this strategy, and we are committed to working with innovators to explore and develop new opportunities to drive our pipeline.
•Continue to expand our strong collaborative relationships with key stakeholders to address the needs of patients in increasingly effective ways and shape the future standard-of-care for devastating rare diseases. We will continue to work with and seek input from key stakeholders in the rare disease communities, including patient advocacy groups, healthcare professionals, key opinion leaders, research institutions, regulators, and payors. We have actively engaged with the SBS and GvHD communities, including key opinion leaders in the field. These experts have helped inform the development strategies in SBS and GvHD as well as potential future studies of apraglutide. We are committed to working with a broad range of stakeholders that are involved in the management of patients with SBS and GvHD in order to provide such patients with effective and convenient pharmacological products and to support and address their unmet medical needs. This will allow us to remain guided by the needs of patients suffering from rare diseases and inform our development programs and strategies to bring transformational medicines to these communities.
•Strengthen and expand our intellectual property to protect apraglutide. We have exclusive rights to apraglutide including issued composition of matter and method of use patents in the United States in lead indications. We aim to maintain a strong and broad estate of patents in the United States and other geographic areas. To this end, we have exclusively licensed 23 patents in the United States, Europe, Japan, China and other jurisdictions protecting apraglutide. We also own or exclusively license seven pending patent applications worldwide that cover apraglutide, including ultrapure compositions, methods of manufacture and methods of use in various diseases, and have recently filed a patent application covering the treatment of acute GvHD with apraglutide.
Overview of Short Bowel Syndrome
SBS is a complex disease that is characterized by a patient’s inability to adequately absorb the fluids and nutrients that are necessary to survive. SBS occurs as a result of the physical loss or the loss of function of a significant portion of the small intestine or colon. In adults, SBS typically occurs as a result of surgeries that require removal of large portions of the small intestine or colon due to irreparable damage. For adult SBS patients, this irreparable damage is typically caused by physical trauma or conditions such as Crohn’s disease, ulcerative colitis, ischemia or cancer. In infants and children, SBS is typically a consequence of congenital defects or decreases in intestinal absorptive capacity as a result of surgery.
SBS-intestinal failure, or SBS-IF, is defined as the reduction of gut function below the minimum function necessary for the absorption of macronutrients or water and electrolytes, such that intravenous supplementation is required to maintain health, growth and survival. As an organ failure condition, SBS-IF patients require parenteral support, or PS, which is the intravenous delivery of nutrition and fluids required for a patient’s survival through a central line catheter. When PS is administered at home, it can also be referred to as home parenteral nutrition, or HPN. The treatment burden associated with PS is significant, as it can require the most severe patients to be connected to a PS central line for up to 10 to 15 hours a day, seven days per week. Living a life dependent on PS can be very burdensome with challenges associated with catheter-related infections, sepsis, blood clots, liver damage, electrolyte imbalances, cholecystitis and glucose metabolism abnormalities in the form of hyperglycemia or hypoglycemia.

As a result, SBS-IF is associated with significant mortality, morbidity, reduced quality of life and high health care costs. In an independent study of 268 non-malignant adult SBS patients, the actuarial survival probabilities over 5 years and 10 years are estimated to be only 70% and 52% respectively, which was observed to be driven by significant complications of the disease that also contribute to significant morbidity. SBS-IF can cause central venous access complications, significant organ damage and GI complications. These impacts compromise quality of life of both the people living with SBS-IF and the caregivers supporting them, including negative impacts on physical role, social function and the mental health of patients. There is also a significant burden to the healthcare system in terms of annual costs of chronic home parenteral nutrition, which can range from $185,000 to $594,000 per person per year, as well as indirect costs such as disability and lost work productivity of both patients and their caregivers. In the United States, annual reimbursement for HPN-related health services across clinical settings is approximately $2.3 billion.
SBS-IF is an anatomically heterogenous condition with the presence or absence of a functional colon as the main determinant of the remaining fluid absorption capacity of the remnant bowel after surgery. SBS-IF patients can be classified according to the anatomy of the remnant intestine after surgery, into two anatomical subtypes: stoma with no colon-in-continuity, or stoma, and CIC. These two subtypes have different pathophysiology, which leads to distinct clinical presentations in patients with SBS-IF. Stoma patients’ larger PS volume requirement is due to greater hydration needs of these patients, as a consequence of an inability to absorb water because of a missing functional colon. Patients with a stoma require large amounts of supplementary fluids to maintain a lifesaving hydration status.
Current Treatments and Limitations
There are limited treatment options available for patients with SBS-IF. The standard of care for SBS-IF patients is a combination of nutritional support, concomitant medications and PS. Achieving enteral autonomy, removal of the central catheter and the quality of life associated with eliminating the need for chronic PS is the ultimate goal for patients suffering from SBS-IF. Other meaningful treatment goals for SBS-IF patients include a reduction in the number of days per week of PS required by patients, a reduction in PS volume and the associated time required for PS, and general improvements in quality of life.
The primary pharmacological treatment approved for adult patients with SBS who are dependent on parenteral support is teduglutide, marketed as Gattex in the United States and Revestive in Europe. Teduglutide is an analog of GLP-2, which is a native, 33-amino acid peptide that is normally secreted by intestinal endocrine cells and released into the blood following nutrient ingestion. GLP-2 has been observed to stimulate the growth of intestinal villi, increasing their ability to absorb nutrients and improving intestinal nutrient transport, intestinal blood flow and gut-barrier function. However, native GLP-2 is unstable in blood serum with a half-life of only seven minutes. As a result, GLP-2 analogs have been developed to provide the benefits of native GLP-2 while overcoming its half-life limitations.
In spite of its demonstrated therapeutic benefits, teduglutide only partially addresses the treatment goals in SBS-IF patients and has the limitations listed below:
•The prescribing information for teduglutide indicates that it has a half-life of 1.3 to 2 hours and is administered daily by subcutaneous injection. Due to its short half-life it requires daily injections and each injection is preceded by a lengthy and complex multi-step reconstitution process.
•Even though teduglutide was observed in its Phase 3 pivotal clinical trial to reduce time on PS by over 20% in 63% of patients, compared to a similar reduction in 30% of patients receiving a placebo, it did not demonstrate a statistically significant impact on the quality of life of patients. In addition, in a retrospective analysis of these Phase 3 clinical trial results, although there was a significant reduction of PS volume in the stoma population, no difference was observed in the CIC patient population, which represents at least 55% of the overall SBS-IF population. The package insert for teduglutide does not provide any specific information on results by anatomy, and no patients achieved enteral autonomy during the course of the Phase 3 clinical trial.
•Some patients who have been treated with teduglutide have reported abdominal pain and nausea, the most commonly occurring adverse events related to teduglutide, which we believe may be related to daily pharmacokinetic fluctuations above and below the active pharmacological exposure levels required for the effective treatment of SBS.
•Teduglutide treatment persistency declined significantly across a 24-month period based on an analysis of U.S. insurance claims we commissioned. This study evaluated patients from December 2015 to January 2019 who initiated teduglutide with a diagnosis of SBS and had at least 180 days of parenteral nutrition prior to receiving teduglutide. Patients were followed for at least 24 months and were considered discontinued if they had a gap in therapy greater than 90 days. The analysis concluded that approximately 25% of patients discontinue teduglutide by month three, 40% by month six, 50% by month twelve and 65% by month twenty-four. In a separate market research study we commissioned, the primary reasons for discontinuation of teduglutide were lack of efficacy, patient preference, patient noncompliance, and tolerability.
We believe that these significant challenges present a barrier for both physicians and patients who may otherwise prescribe or seek treatment with teduglutide, resulting in limited adoption relative to the overall number of GLP-2 eligible patients. Those who initiate treatment also have challenges remaining persistent on therapy. Collectively, these challenges demonstrate a need for improved treatments for SBS-IF patients.
Market Opportunity
Based on market research we commissioned and our review of published literature, we estimate that there are approximately 16,000 SBS patients in the United States, with a combined approximately 16,000 patients in Germany, the United Kingdom, Italy, Spain and France, or collectively, the EU5. Based on our review of published literature, we estimate that almost half of these patients have SBS-IF, implying a prevalence of approximately 7,500 in the United States and 7,500 in the EU5. We estimate that there are up to 1,000 SBS-IF patients in Japan and a significant number of patients in other geographies, including China. Of these SBS-IF patients, we estimate that two-thirds of patients in the United States and one-third of patients in the EU5 will be amenable for treatment with a GLP-2 analog.
Despite the significant challenges and limitations of teduglutide, the worldwide sales of teduglutide are projected to be approximately $670 million in FY 2021 an increase of 10% when compared to FY 2020 sales. Market research we commissioned suggests that teduglutide is used in a minority of GLP-2 eligible patients who have the highest PS frequency requirements. As shown below, the report also estimates that in SBS patients in the United States requiring three or more PS administrations per week, teduglutide is used in less than 50% of the stoma patients and less than 25% of the CIC patients. We estimate that the addressable global market opportunity for apraglutide, if approved, in SBS-IF could exceed $2 billion per year through significant growth in the number of eligible patients receiving a GLP-2 analog, potentially improved compliance and persistence, and geographic expansion beyond where teduglutide is approved today.
PS Frequency and SBS Anatomy Predict Gattex Use
Estimated % of Patients Receiving Gattex by Predictive Variable
__________________
Source: Custom market research commissioned by VectivBio, Nov 2019.
(1) Does not account for market research overstatement.
Our Lead Product Candidate, Apraglutide
Apraglutide is a next-generation, long-acting synthetic GLP-2 analog that has been carefully engineered to improve the potency and selectivity, and provide a longer half-life and a more consistent on-target drug exposure than native GLP-2 and other GLP-2 analogs. Based on the half-life of 72 hours observed in our Phase 1 clinical trial, we believe apraglutide can address some of the limitations observed with teduglutide by providing weekly or less frequent dosing, consistent pharmacokinetics, and a durable pharmacodynamic effect in treated patients. Given the physiological benefit of GLP-2 on nutrient absorption, we believe longer-acting GLP-2 analogs have the potential to reduce the time SBS-IF patients are required to be on PS and address some of the malabsorption symptoms associated with SBS-IF. We believe these attributes will also simplify the administration for patients suffering from SBS-IF, leading to improved tolerability and treatment outcomes.
Apraglutide was originally designed and synthesized by Ferring Pharmaceuticals (from whom we have licensed the rights to apraglutide) using rational peptide engineering to extend its half-life. Based on clinical trials to date, we believe apraglutide’s unique amino acid sequence leads to its observed half-life of 72 hours. The table below illustrates the amino acid sequences of apraglutide, native GLP-2, teduglutide, and glepaglutide.
Sequence Alignment of GLP-2 Analogs Approved and in Development

Apraglutide has unique substitutions that provide enhanced chemical stability and increase plasma protein binding resulting in markedly decreased total clearance and slowing of absorption from the subcutaneous injection site into the circulation to increase the terminal half-life. These alterations represent principal structural features of apraglutide that we believe confer differentiated properties relative to the GLP-2 analogs that are approved or in development.
Our Competitive Differentiation
We believe that apraglutide has several potential advantages when compared to native GLP-2 and other GLP-2 analogs that are approved or in development:
•Improved Half-Life: In head-to-head preclinical studies comparing the pharmacokinetic profile of apraglutide, teduglutide, glepaglutide, and native human GLP-2 apraglutide has a notably longer half-life, suggesting enhanced pharmacokinetic properties. We believe that the stable exposure after once-weekly dosing of apraglutide observed in our Phase 1 and Phase 2 clinical trials may improve efficacy, tolerability, compliance, and treatment adherence.
•Greater Intestinotrophic Activity: In preclinical studies, we observed that apraglutide resulted in dose-dependent growth of small and large intestines at doses of apraglutide as low as three nmol/kg, suggesting significant potency of apraglutide. In addition, head-to-head preclinical studies demonstrated that apraglutide treatment resulted in a greater increase in intestinal wet weight when compared to teduglutide and glepaglutide, suggesting that apraglutide’s longer half-life contributes to superior intestinotrophic effects in rats.
•Once-weekly Effects Observed Across Key Clinical Parameters, Including Enhanced Energy Absorption: We believe apraglutide is the only GLP-2 analog to date that has demonstrated therapeutically relevant pharmacological effects with weekly dosing. In our Phase 2 metabolic balance study in SBS patients after four weeks of weekly dosing of apraglutide, we showed statistically significant increases in clinically relevant parameters such as urinary output (a measure of increased fluid absorption) (p=0.0374) and intestinal absorption of wet weight (p=0.0150). In addition, we demonstrated statistically significant increases in energy absorption (p=0.0236). This result is the first time a GLP-2 analog has shown a robust and statistically significant improvement in energy absorption in a Phase 2 clinical study. We believe that enhancing the energy absorption could result in better outcomes for patients through reduction of PS.
•Administration Convenience: Apraglutide’s chemical structure, formulation, and presentation are designed to offer simple drug reconstitution and administration via a pre-filled, dual-chamber syringe, allowing for convenience and administration via self-injection, thereby potentially improving dosing accuracy, treatment compliance, and adherence for prescribers and patients. We have designed the Phase 3 trial to employ a bracketed dose method, where one of two doses would be administered to a patient based on a body weight threshold (5 mg for patients ≥50 kg and 2.5 mg for patients <50 kg) instead of an individualized calculation on a patient-by-patient basis. We believe our product candidate, if approved, will be commercialized using this bracketed dose method, and ultimately there will only be two doses available for the entire adult patient population.
•Differentiated Clinical and Regulatory Strategy: Leveraging existing research and real-world experience with teduglutide, we were able to design a Phase 3 clinical trial that accounts for remnant bowel anatomy, individualizes assessment of caloric needs during weaning and allows to better assess the clinical relevance of the effects of apraglutide in SBS-IF. We believe that this approach will help us improve outcomes such as PS volume reduction, days off PS, achievement of full enteral autonomy and will enable us to assess the impact of apraglutide’s treatement on the quality of life of SBS-IF patients. We believe these outcomes, which we plan to assess across the full spectrum of SBS-IF patients, may more fully characterize the potential benefit of apraglutide in this heterogeneous condition.
Preclinical Development of Apraglutide
In vitro Pharmacology
In preclinical studies Ferring Pharmaceuticals tested potency, efficacy and selectivity vs. human GLP-1 receptor of various GLP-2 analogs at the human and rat GLP-2 receptors using cell-based functional assays of cAMP responsive activation.
Apraglutide was 2-fold more potent than native hGLP-2 and teduglutide for activation of the human GLP-2 receptor. Apraglutide, human GLP-2, and teduglutide had similar potency at the rat GLP-2 receptor. Glepaglutide was less potent at both the human GLP-2 and rat GLP-2 receptors relative to apraglutide. Apraglutide and teduglutide were highly selective for the hGLP-2 receptor versus the hGLP-1 receptor, with EC50 values >1000 nM (the highest concentration tested) at the hGLP-1 receptor. Similar selectivity was observed for the rat GLP-2 receptor versus the rat GLP-1 receptor.
Pharmacokinetics
In preclinical studies conducted by Ferring Pharmaceuticals, from whom we have licensed the rights to apraglutide, the pharmacokinetics of apraglutide were evaluated in adult Sprague Dawley rats after intravenous administration in a head-to-head study versus teduglutide, glepaglutide, and native human GLP-2 for comparison. Following single intravenous administration, apraglutide demonstrated a notably longer elimination half-life and lower clearance in adult rats than teduglutide, glepaglutide, and native human GLP-2. Similarly, apraglutide showed sustained exposure levels after subcutaneous dosing in rats, monkeys, and minipigs compared to teduglutide in these three species.
Pharmacodynamics and Intestinotrophic Activity
To assess the pharmacological effect of apraglutide, Ferring Pharmaceuticals tested the effect of apraglutide on intestinal growth in rats as determined by intestinal wet weight following once-daily subcutaneous bolus administration of apraglutide over five days, using teduglutide as a comparator. Ferring Pharmaceuticals observed significant increases in intestinal wet weight at a dose of apraglutide as low as three nmol/kg. At all doses tested, apraglutide led to larger increases in intestinal wet weight than equivalent doses of teduglutide. Ferring Pharmaceuticals also observed similar results in preclinical studies measuring the intestinotrophic effects of apraglutide in mice and mini-pigs. In these studies, it was observed that apraglutide resulted in dose-dependent growth of small and large intestines in rats.
Preclinical studies were also conducted to examine whether the improved pharmacology of apraglutide translated to increased pharmacodynamic effects that could offer the potential for greater efficacy and less frequent dosing. In a study conducted by Ferring Pharmaceuticals, apraglutide was directly compared to teduglutide and glepaglutide in head-to-head experiments at 30 and 300 nmol/kg doses, after either a single injection or 5 days of repeat daily dosing. In this study, apraglutide demonstrated a greater increase in intestinal wet weight when compared to teduglutide and glepaglutide, suggesting that apraglutide’s pharmacology contributed to the superior increase in intestinal wet weight in rats observed in this study.
We also studied the intestinotrophic effects of apraglutide as a potential therapeutic option for neonatal SBS. In an established neonatal piglet jejunostomy model of SBS, treatment with apraglutide led to both a significant increase in intestinal wet weight and an increase in intestinal length. In the same model, an increase in intestinal length has not been reported with either native GLP-2 or teduglutide. No increases in intestinal length were observed in animals receiving a placebo. Apraglutide-treated piglets also had lower fecal fat and energy losses than animals receiving placebo. Our preclinical studies conducted on healthy adult rats and minipigs supported these observations. In these preclinical studies, apraglutide produced a durable increase in intestinal growth with significant differences persisting four weeks after cessation of treatment.
In another series of experiments in the neonatal piglet jejunostomy model of SBS, the intestinotrophic effect of apraglutide was compared to teduglutide. Apraglutide administered at 5 mg/kg twice weekly for one week had a superior intestinotrophic result (small bowel length and weight, villi height) compared to teduglutide administered at 0.05 mg/kg once a day for seven consecutive days. Teduglutide reached the intestinotrophic results observed for apraglutide only when it was administered twice a day for seven successive days. These data highlight the importance of the duration and level of exposure for an optimal efficacy for GLP-2 analogs.
Toxicology Studies
We have completed 26-week repeated-dose GLP toxicology studies with apraglutide in rats and 39-week repeated-dose GLP toxicology studies in minipigs. In all repeated-dose GLP toxicity studies in rats and minipigs, the systemic no observed adverse effect level was the highest dose tested in each study. Exposure margins were greater than 100 times the maximum planned clinical dose. All systemic findings reported for apraglutide were due to the pharmacologic activity of apraglutide and generally non-adverse. We believe these studies support long-term dosing in patients with SBS. Carcinogenicity studies in rats and mice are ongoing. We reached a consensus with the FDA on the study designs and dose selection. We expect to complete the outstanding rat reproductive toxicology study before submitting any marketing applications. We will plan to perform a juvenile toxicity study after consultation with regulatory authorities and in parallel with the STARS trial.
Clinical Development of Apraglutide
Our clinical development program for apraglutide to date has consisted of three randomized, double-blind, placebo-controlled clinical trials and one non-controlled, open-label clinical trial, in which we administered apraglutide to a total of 66 healthy volunteers and 16 patients with SBS. We believe these data provide the first clinical proof of concept of a GLP-2 analog for the treatment of SBS administered once weekly and the dose rationale for our Phase 3 trial.
Key Results from Our Clinical Trials:
•In the Phase 1 trial (TA799-002), a randomized, double-blind, placebo-controlled trial in 24 healthy volunteers testing three once-weekly dose levels of 1 mg, 5 mg, and 10 mg against placebo, we observed a dose-dependent elevation of plasma citrulline, a marker of intestinal mass, with the maximum effect reached at the 5 mg once-weekly dose.
•In the Phase 2 (GLY-321) open-label, metabolic balance clinical trial in eight patients with SBS over four weeks, we observed that four 5 mg doses of apraglutide administered once weekly significantly improved intestinal absorption of wet weight (p=0.0150), urinary output (p=0.0374) and energy absorption (p=0.0236).
In the Phase 2 (GLY-311) randomized, double-blind, placebo-controlled, dose-ranging clinical trial in eight SBS-IF patients, we observed that 5 mg doses of apraglutide administered once weekly resulted in the largest increase in urinary output, which is the relevant clinical marker that predicts a reduction in PS.

*SEM: Standard Error of the Mean

Key Safety Results from Our Clinical Trials
•In each of our four clinical trials, we observed that once-weekly administration of apraglutide was well tolerated with a safety profile that we believe was consistent with other GLP-2 analogs.
•Our Phase 1a clinical trial (GYM-P3-698) was a randomized, double-blind, placebo-controlled clinical trial in 64 healthy volunteers testing weekly doses of 11.4 mg, 28.4 mg, and 56.9 mg of apraglutide over three consecutive weeks. In this trial, we observed that apraglutide was well tolerated up to the highest tested dose of 56.9 mg, a dose that is ten times higher than the Phase 3 dose of 5 mg.
•In the two Phase 2 clinical trials, a total of 12 serious adverse events, or SAEs, were reported. One SAE (abdominal pain in one patient that resolved within 24 hours) was related to apraglutide. This SAE is a side effect consistent with GLP-2 class analogs.
Summary Table: Key Data about our apraglutide clinical development program date

Study	No. of subjects	Dose	Objective	Treatment duration
GYM-P3-698 Phase 1a, randomized, double blind, placebo-controlled SAD, MAD, PK/Safety trial	64 healthy volunteers (48 receiving apraglutide)	SAD: 2.8, 5.7, 11.4, 28.4, and 56.9 mg/week MAD: 11.4, 28.4 and 56.9 mg/week	Safety; PK/PD of subcutaneous and IV injection	SAD: 1 week MAD: 3 weeks
TA799-002 Phase 1b, randomized, double blind, placebo-controlled PK/PD trial	24 healthy volunteers (18 receiving apraglutide)	1, 5, and 10 mg/week	Safety; PK/PD of subcutaneous injection	6 weeks
GLY-321 Phase 2, open-label, metabolic balance trial	Eight patients with SBS	5 mg/week	Safety; efficacy on urinary output, fecal wet weight and energy absorption	4 weeks
GLY-311 Phase 2, randomized, double blind, placebo-controlled, dose ranging trial	Eight patients with SBS	5 and 10 mg/week	Safety; efficacy on urinary output	Part A: 4 weeks Part B: 4 weeks
Our Clinical and Regulatory Strategy
We believe that apraglutide has the opportunity to demonstrate significant improvements in efficacy over currently existing GLP-2 therapies. This is based on a) the enhanced pharmacology we have seen in our preclinical and clinical studies and b) an improved clinical and regulatory strategy:
a.Apraglutide enhanced pharmacology is a consequence of the rationally designed chemical optimizations engineered into the apraglutide molecule. In preclinical studies we have seen extended half-life and decreased clearance and in humans an extended half-life of 72 hours that supports weekly dosing. In our preclinical studies we have seen superior intestinotrophic effects as demonstrated by a greater enhancement of intestinal growth when compared to other GLP-2 analogs. In our clinical studies we have seen benefits on wet weight absorption and improved urinary output after weekly dosing with a supportive safety and tolerability profile. In addition, apraglutide is the only GLP2 analog to have demonstrated statistically significant improvements in energy absorption.
b.Our clinical and regulatory strategy capitalizes on the learnings from prior GLP-2 research and real-world experience with teduglutide by considering remnant bowel anatomy and individualizing assessments of caloric needs during weaning. We believe this may help us improve outcomes such as PS volume reduction, days off PS, and a likelihood of achieving full enteral autonomy in patients with CIC. These results may allow us to create more informative product labeling that considers the heterogeneous nature of SBS patients, ultimately resulting in a differentiated positioning of apraglutide in future commercialization efforts, if applicable regulatory authorities approve it. This approach was informed by a recently-published retrospective analysis of the Phase 3 pivotal clinical trial for teduglutide where stoma patients displayed a rapid and robust reduction in PS volume requirement whereas CIC patients showed more modest, non-significant effects on reducing this parameter. We believe that this difference in response can be explained by the method used to determine how to adjust PS volume, such as the monitoring of increases in diuresis. Changes in diuresis are considered a good marker of intestinal absorption improvements in patients with an altered fluid balance, such as stoma patients. They are less informative for individuals where fluid balance is preserved, such as CIC patients. We believe that a more appropriate way to assess GLP-2 responses in CIC patients should include monitoring additional parameters, including metabolic changes that reflect the increased absorption of solid caloric nutrients. In support of this hypothesis, recent data from a retrospective, multi-center, open-label observational cohort study of SBS patients demonstrated that CIC patients can achieve robust PS reductions and enteral autonomy in over 30% of studied patients in response to teduglutide when metabolic parameters are considered when adjusting PS volume.
Stoma, No Colon-in-continuity versus Colon-in-continuity Patient Populations

Characteristic	Stoma, no colon-in-continuity	Colon-in-continuity
Etiology	Mainly Inflammatory	Mainly Trauma/Vascular
Frequency	~45%	~55%
PS Requirement	Higher	Lower
Response to GLP-2	Rapid, Robust Effects on PS Reduction	Metabolic with Slow Effect on PS Reduction
Based on the above learnings, we have implemented several design advancements in our trials to further demonstrated the clinical benefit of apraglutide and inform its use in all patients across the diversity of the SBS disease spectrum:
•Demonstration of clinically-meaningful benefit of apraglutide: We believe that focusing exclusively on the reduction PS volume may not fully capture the therapeutic benefit of apraglutide. For this reason, our Phase 3 trial design aims to demonstrate broader and more meaningful treatment effects of apraglutide by evaluating the reduction in the number of days per week of PS required by patients, the time required for PS, improvements in quality of life, and elimination of the PS need (enteral autonomy).
•Focus on remnant bowel-anatomy: Our approach considers a patient’s anatomy when adapting PS and when evaluating the clinical impact of apraglutide. This is to offer better information on how to use apraglutide in distinct patient subtypes and to fully harnessing its therapeutic potential across the diverse spectrum of SBS patients.

•Weaning Algorithm: Traditionally, diuresis has been used as the main monitoring parameter to adjust PS requirements, an approach that works well for stoma patients. In contrast, we believe that it is essential to assess not only fluid balance but also metabolic improvements in response to a GLP-2 analog therapy to improve the detection of GLP-2 responses in CIC patients. In treating patients with apraglutide, we intend to deploy an evolved algorithm to adjust the PS volume, encompassing both fluid and metabolic monitoring, with the goal of achieving the best therapeutic outcome for each patient.
Demonstration of patient-specific benefit of apraglutide:
We believe that patients will want to know how to use apraglutide and what to expect as a treatment goal based on their anatomy. For this reason, our clinical design encompasses a stratification based on anatomy - stoma and CIC – to enable us to establish the clinical benefit of apraglutide in these two subtypes of SBS, with the objective of informing treatment goals and apraglutide use for each patient subtype.
Spectrum of short bowel syndrome and treatment goals
We believe our approach will thoroughly evaluate the therapeutic potential of apraglutide and thereby may address the limitations of current GLP-2 treatment.
Overview of Ongoing and Planned Clinical Trials
We initiated a Phase 3 clinical trial (the STARS trial) to evaluate the safety and efficacy of once-weekly administration of 2.5 mg or 5 mg of apraglutide.
The STARS trial is being conducted as a global trial. We have a differentiated operational strategy with the study active in 18 countries and 74 sites activated at the date of writing. As the trial was launched during the COVID-19 pandemic, we have integrated a number of operational elements to ensure recruitment and retention in the study. These include a decentralized, patient-centric trial design where subjects can have the majority of their study procedures and assessments in the home setting and minimize requirements to travel to clinical sites, for example home trial nursing, IMP delivery and remote assessments such as laboratory tests and e-diaries.
The STARS trial includes the following key design features:
•Approximately 144 SBS-IF patients, each of which will be randomized by their SBS anatomy

•Two treatment arms administering placebo and apraglutide with a 1:2 randomization. The single active arm comprises doses of 2.5 mg or 5 mg once weekly, depending on the body weight of the patient
•Utilization of an anatomy-specific PS reduction algorithm to adapt PS requirements based on the individual patient’s needs
•Primary Endpoint:
◦Relative change from baseline in actual weekly PS volume at Week 24
•Select Secondary Endpoints:
▪Subjects who achieve a reduction of at least one day/week of PS from baseline at Weeks 24 / 48
▪Relative change from baseline in actual weekly PS volume at Weeks 12 / 24 / 48
▪SBS-IF patients reaching enteral autonomy at Weeks 24 / 48
▪At least 20% reduction of PS volume from baseline at Weeks 20 / 24
▪Subjects achieving enteral autonomy at Weeks 24 / 48
▪Calorie reduction in the PS at Weeks 24
▪Change from baseline on Quality-of-Life measures at Weeks 24 / 48
▪Apraglutide pharmacokinetic parameters (baseline through Week 48)
The STARS trial was initiated in January 2021. We expect to report topline results from the trial at the end of 2023.
In addition to the STARS trial, we plan to conduct the following clinical trials to evaluate the efficacy of apraglutide in SBS-IF further and to support potential submissions of marketing applications for apraglutide in the United States, European Union, and Japan:
•A Phase 2 study in patients with SBS-IF and CIC (STARS Nutrition)
•Objectives: To assess safety, tolerability, PK and absorption parameters after treatment with apraglutide in CIC patients

•Design: open-label
•Approximately ten patients
•Readouts at four weeks and 48 weeks
•A study to evaluate the impact of renal impairment on apraglutide pharmacokinetics (Completed)
•A study to assess the effect of hepatic impairment on apraglutide pharmacokinetics
•A study to assess the pharmacokinetics of apraglutide in healthy Japanese volunteers
•A study to assess efficacy and safety in the pediatric SBS population (STARS Kids).

In addition to the SBS-IF program, we plan to conduct a clinical proof of concept study of apraglutide in acute steroid-refractory GvHD on top of the best available therapy.
Overview of Graft Versus Host Disease
A priority area of focus is preventing and treating the serious gastrointestinal manifestations of acute graft versus host disease, or GvHD, a common and life-threatening consequence of allogenic hematopoietic stem cell transplants, or HSCT. Most approaches targeting GvHD today involve modulation or suppression of immune mechanisms. We believe GLP-2 activation offers a novel approach that aims to protect and regenerate intestinal mucosal biology, improve intestinal barrier function, preserve the gut microbiota, and treat the profound disease-associated diarrhea and malnutrition to improve patient outcomes in GvHD.
Acute GvHD occurs when immune cells from the donor attack healthy recipient tissues. Acute GvHD remains the second leading cause of death, after disease (cancer) relapse, in patients undergoing allogeneic HSCT. Approximately 26,000 allogeneic HSCTs occurred in 2018 in the United States, Europe, and Japan. The number of allogeneic HSCTs occurring each year has been steadily growing. Acute GvHD can develop in 30% to 50% of patients receiving allogeneic transplants. First-line treatment is steroid therapy; however, approximately 50% of patients develop steroid-refractory GvHD with gastrointestinal involvement in 70% of patients. Prognosis is dismal with a 50% mortality rate at 6 months driven significantly by the presence of gastrointestinal GvHD.
Most commonly, GvHD affects the skin, GI tract, liver, and lungs. The predominant manifestations of GI GvHD are abdominal pain and diarrhea. The diarrhea is secretory, occurs independently of oral intake, and can be profound and continuous, with up to several liters of output and more than ten episodes per day, often requiring parenteral support to feed and hydrate patients. GI GvHD occurs in approximately 60% of patients with Grade II-IV disease, moderate to severe GvHD. Based on a large, randomized trial, this rate can increase to 70% in the steroid refractory setting.
The pathophysiology of acute GvHD of the gastrointestinal tract has been associated with: (i) HSCT conditioning (preparing the patient for transplant using chemotherapy and radiation), (ii) the use of immunosuppressants, (iii) the use of broad-spectrum antibiotics to prevent infection, and (iv) the introduction of foreign lymphocytes from the donor. These factors lead to a significantly compromised gastrointestinal tract with disruption of the intestinal epithelium and imbalances in the gut microbiota.
Several preclinical studies with apraglutide were conducted in mouse models of chemotherapy-induced mucositis and GvHD to explore its therapeutic potential in GvHD. Collectively, these findings suggest that apraglutide protected the physical integrity of the GI barrier and improved survival, helped to maintain gut homeostasis, and did not negatively impact the engraftment of donor cells.
Recent data obtained in GvHD patients provide important clinical validation of the GLP-2 mechanism as a potential therapeutic approach. A cohort of six patients with steroid-refractory acute GvHD having failed multiple therapies were treated with teduglutide at a dosage of 0.05 mg/kg body weight once daily for ten days. Clinical signs of intestinal GvHD improved in all six patients with a decline of the diarrhea frequency, one measure of response. Serum albumin levels increased in all patients, indicating a positive impact on patients’ nutritional status. An intestinal biopsy conducted in one patient provided evidence of regenerative effects on the intestinal epithelium (see data below).
A clinical proof of concept study of apraglutide in acute steroid-refractory GvHD of the lower gastrointestinal tract combined with systemic steroids and ruxolitinib commenced in the first quarter of 2022 (STARGAZE). The study objectives are to evaluate safety, tolerability, pharmacokinetics, and efficacy measures in up to 36 patients greater than 12 years of age. The study is double-blinded to dose exposure levels and externally controlled.

GLP-2 activation offers a novel and complementary approach to immunosuppressive therapy by targeting GI GvHD, the most significant driver of morbidity and mortality of acute GvHD. By restoring intestinal mucosal biology, improving intestinal barrier function, and preserving the gut microbiota, we aim to improve and extend outcomes over the best available therapy in acute GvHD.
Overview of Comet
Inherited Metabolic Disorders (IMDs)
IMDs are a group of rare, serious, and often life-threatening conditions typically caused by genetic deficiencies in key enzymes or cofactors required for normal metabolic processes. Individually, each condition is rare; however, incidence can be as high as 1:800 births in aggregate. The symptoms associated with these disorders can vary widely. However, several common features are shared across them, including impaired growth and neurodevelopmental delays and progressive organ damage, particularly in organs with high metabolic activity (brain, liver, heart), recurrent metabolic crises, coma, and death.
These disorders are diagnosed perinatally, at birth, or in early infancy through routine newborn screening. However, treatment options post-diagnosis are often limited to supportive and dietary management, intensive care during episodes of decompensation, and transplantation in case of end-stage organ failure.
IMDs are often categorized by the metabolic processes affected. They include disorders of carbohydrate metabolism (e.g., galactosemia), protein and amino acid metabolism (e.g., organic acidemias, urea cycle disorders), and fatty acid metabolism (e.g., fatty acid oxidation disorders) as well as mitochondrial disorders (e.g., MELAS). Deficiencies in these metabolic pathways typically result in reduced energy intermediates (ATP, NADH, etc.) and the build-up of toxic metabolites; these phenomena contribute to the pathologies observed.
A key molecule central to multiple metabolic pathways is Coenzyme A (CoA), an essential cofactor for normal metabolic processes – most notably in beta-oxidation of fatty acids and oxidation of pyruvate in the citric acid cycle. However, CoA has a far broader effect in cellular processes - it is estimated that ~4% of all cellular enzymes use CoA as a substrate, and CoA also functions as a critical regulator of several distal metabolic pathways. Extensive evidence has shown dysregulation of CoA in multiple IMDs, often referred to as CASTOR (CoA sequestration, toxicity, and redistribution). CASTOR can further amplify the detrimental effects of the IMD by dysregulating pathways that are not directly connected to the primary defect.
Organic Acidemias
Organic acidemias represent a very high unmet need segment of IMDs, affecting 27,000 patients in the U.S. and Europe. Methylmalonic Acidemia (MMA) and Propionic Acidemia (PA) are the most common forms of organic acidemia affecting the metabolism of branched-chain amino acids (BCAA) and odd-chain fatty acids (OCFA). Both

MMA and PA primarily affect the liver, the main site of BCAA and OCFA catabolism; however, patients often exhibit symptoms in the brain, heart, and kidneys. Treatment is limited to lifestyle modifications and acute treatment of metabolic decompensation events. In end-stage organ damage, liver and kidney transplants are performed; however, these do not affect disease progression in other organs, particularly the brain. In addition, patients with organic acidemias are at higher risk of metabolic decompensation following viral infections.
However, deficiencies in other enzymes or cofactors of organic acid metabolism could also cause these disorders. MMA and PA are typically caused by enzymatic deficiency of methylmalonyl CoA mutase (MMUT) and propionyl CoA carboxylase (PCC), respectively. The deficiencies in either enzyme result in reduced succinyl-CoA production, which is a critical intermediate of the TCA cycle and leads to significant impairment in cellular energy production. Moreover, there is a substantial build-up of toxic intermediates intracellularly (propionyl-CoA, P-CoA; methylmalonyl-CoA, M-CoA) and systemic circulation (2-methylcitric acid, propionyl carnitine, hydroxypropionic acid, and methylmalonic acid). In addition to the deficiencies in energy production, the intracellular build-up of P-CoA and M-CoA can inhibit N-acetyl glutamate synthase (NAGS), causing hyperammonemia and encephalopathy.
The Comet Platform
The Comet chemistry platform provides a modified pantetheine, a precursor of CoA, that is conjugated with various critical intermediates that are deficient in IMDs. Both the CoA precursor and the conjugated intermediates are released upon reaching affected cells and tissues such as the liver, heart and brain, supplying cells with CoA and intermediates that are lacking in IMDs. The Comet platform molecules afford several advantages:
•Ability to enter the cell and mitochondria – Exogenously delivered CoA and several flux intermediates are unable to cross cellular and mitochondrial membranes
•Resistance to enzymatic cleavage – Pantetheine, the unmodified precursor to CoA, is enzymatically degraded by Vanin-1
•Delivery across all organ systems – Bioavailability in the brain provides a key advantage over several other technologies in development
•Ability to impact multiple disorders – A single compound has the potential to affect multiple disorders
•Ability to deliver several intermediates – Each compound can be synthesized with up to three metabolic intermediate cargos.

The Comet platform can address multiple classes of IMDs, including organic acidemias, urea cycle disorders, fatty acid oxidation disorders, and amino acidopathies. Collectively, these disorders represent a significant market and unmet need; the prevalence of each class in the U.S. and Europe is as follows:
Organic acidemias: 27,000 patients
Urea cycle disorders: 26,000 patients
Fatty acid oxidation disorders: 16,000 patients
Amino acidopathies: 8,000 patients
Given the high unmet need in organic acidemias, we have selected MMA and PA as the initial indications to pursue further development.
In both MMA and PA, there is a deficiency in succinate and succinyl CoA and altered metabolic flux through the TCA cycle. In addition, CoA is sequestered as MM-CoA and P-CoA, respectively, reducing the availability of free CoA and acetyl-CoA. Together, these changes lead to significant impairment in energy production by the TCA cycle. Using Comet chemistry, compounds were synthesized to contain a precursor of CoA and critical intermediates of the TCA cycle. The aim is to increase the levels of available CoA and drive flux through the TCA cycle, thus positively impacting energy production.
These compounds significantly increased energy production in in vitro disease models and normalized dysregulated disease markers in in vivo disease models. Moreover, the Comet compounds have been shown to increase levels of CoA in essential tissues (liver, heart, brain), providing evidence that the Comet compounds are bioavailable in critical organs and can integrate into metabolic flux and boost levels of endogenous CoA. Preclinical studies to measure potency, efficacy, and safety of the lead molecule VB-1197 are underway. We intend to initiate clinical studies for the lead molecule in MMA and PA in the second half of 2023.
Competition
The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Significant competitive factors in our industry include: (i) product safety and efficacy; (ii) quality of an organization's technology; (iii) skill of an organization's employees and its ability to recruit and retain key employees; (iv) timing and scope of regulatory approvals; (v) government reimbursement rates for, and the average settling price of, products; (vi) the availability of raw materials and qualified manufacturing capacity; (vii) manufacturing costs; (viii) intellectual property and patent rights and their protection; and (ix) sales and marketing capabilities. While we believe that our development expertise and scientific knowledge provide us with competitive advantages, our business may be impacted competitively from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions.
Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. We compete with companies that are producing drugs for SBS, such as Takeda Pharmaceutical Company which currently distributes the GLP-2 analog teduglutide, marketed as Gattex in the United States and Revestive in Europe, or Zealand Pharma A/S, which is developing the GLP-2 analog glepaglutide for the treatment of SBS. We also compete with companies that are producing drugs for GvHD.
Our competitors may also succeed in obtaining FDA or other regulatory approvals more rapidly than us, which could place us at a significant competitive disadvantage. Market acceptance of our product candidates will depend on a number of factors, including:
•potential advantages over existing or alternative therapies;

•the actual or perceived safety of similar classes of products;
•the effectiveness of our sales, marketing, and distribution capabilities; and
•the scope of any approval provided by the FDA or other comparable regulatory authorities.
Although we believe our product candidates possess attractive attributes, we cannot ensure that our product candidates will achieve regulatory or market acceptance, or that we will be able to compete effectively in the market.
If our product candidates fail to gain regulatory approvals and acceptance in their intended markets, we may not generate meaningful revenue or achieve profitability.
In addition, many of our competitors have significantly greater financial resources and also possess expertise in research and development, manufacturing, conducting preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing drugs. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of competitors, particularly through partnership arrangements with large established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
Manufacturing
We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We design and develop the manufacturing process for our product candidates together with Contract Development and Manufacturing Organizations, or CDMOs. We utilize these CDMOs for the manufacture of drug substances and products for human use. Since we rely on third-party contract manufacturers to produce our proprietary product candidates, we have recruited personnel with experience to manage the third-party contract manufacturers that will produce our proprietary product candidates in clinical or commercial quantities.
Our clinical trials of apraglutide currently use the product in the form of a lyophilized powder in vial that is solubilized and reconstituted with a diluent prior to injection. We are also currently developing novel drug product presentations, with the goal of providing increased patient convenience and increased simplicity of the dosing and self-injection. In particular, we are developing a proprietary injection device that would enable patients to inject themselves in a much simpler way compared to the vial presentation.
Intellectual Property
Apraglutide
As of February 14, 2022, we exclusively license 25 issued patents and 5 pending patent applications worldwide, including one U.S. issued patent. The patents that we exclusively license outside of the United States are issued in Algeria, Australia, Brazil, Canada, China, Europe, Hong Kong, India, Iran, Israel, Japan, Jordan, Korea, Macau, Mexico, New Zealand, Russia, Saudi Arabia, South Africa and Taiwan. The issued European patent is validated in 37 countries, including Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Macedonia, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The patent applications that we exclusively license are pending in Argentina, Egypt, Kuwait and the United Arab Emirates. These patents and patent applications contain composition-of-matter claims to apraglutide and methods of treatment using apraglutide. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patents, and if granted, these patent applications, will expire in 2030. In particular, U.S. Patent No. 8,580,918, European Patent No. 2490 709, Japan Patent No. 5755653 and China Patent No. CN102711802, which contain composition-of-matter claims to apraglutide and methods of treatment using apraglutide, expire in 2030, not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely.

We also own two pending U.S. non-provisional patent applications and one pending PCT application related to apraglutide. These pending patent applications contain composition-of-matter claims to ultrapure compositions of apraglutide, methods of manufacturing apraglutide, and methods of treatment using apraglutide. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, the U.S. patent applications and patent applications claiming priority to this PCT application, if granted, will expire in 2041.
We also own one pending U.S. non-provisional patent application and one pending PCT application related to methods of treating GvHD using apraglutide. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, this U.S. patent application and patent applications claiming priority to this PCT application, if granted, will expire in 2042.

Pantetheine Derivatives

As of February 14, 2022, our subsidiary Comet Therapeutics, Inc. owns six pending U.S. patent applications, 38 pending non-U.S. patent applications, and one pending PCT application related to novel pantetheine derivatives and related methods of treatment. Comet Therapeutics, Inc. also co-owns and exclusively licenses two granted U.S. Patents, one pending U.S. patent application, four granted non-U.S. patents (including one European patent which is validated in nine countries: Switzerland, Germany, Denmark, Spain, France, United Kingdom, Ireland, Italy, and the Netherlands), and five pending non-U.S. patent applications related to novel pantetheine derivatives and related methods of treatment. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patents, applications and patent applications claiming priority to the PCT application, if granted, will expire between 2034 and 2042.

We also rely upon trade secrets, know-how and continuing technological innovation to develop, strengthen and maintain our competitive position.
The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which we have filed, including the U.S., the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the U.S., a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted for a portion of the term effectively lost as a result of the FDA regulatory review period, subject to certain limitations and provided statutory and regulatory requirements are met. Any such patent term extension can be for no more than five years, only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. In the future, if and when our product candidates receive approval from the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents we may obtain in the future covering those products, depending upon the length of the clinical trials for each product and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.
As with other biotechnology and pharmaceutical companies, our ability to establish and maintain our proprietary and intellectual property position for our product candidates will depend on our success in obtaining effective patent claims and enforcing those claims if granted. There can be no assurance that any of our current or future patent applications will result in the issuance of patents or that any of our current or future issued patents will provide any meaningful protection of our product candidates or technology.
For more information regarding the risks related to our intellectual property, see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”
Government Regulation and Product Approval
The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, marketing and promotion, distribution, post‑approval monitoring and reporting, sampling, and import and export of drugs, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.
U.S. Drug Regulation
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and its implementing regulations (FDCA). FDA approval is required before any new unapproved drug can be marketed in the United States. Drugs are also subject to other federal, state and local statutes and regulations. Failure to comply with applicable FDA or other requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA clinical holds, refusal to approve pending applications, withdrawal of an approval, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.
The process required by the FDA before product candidates may be marketed in the United States generally involves the following:
•completion of preclinical laboratory tests and animal studies, all performed in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;
•submission to the FDA of an investigational new drug application, or IND application, which must become effective before human clinical studies may begin and must be updated annually or when significant changes are made;
•approval by an independent institutional review board, or IRB, representing each clinical site before a clinical study may be initiated;
•performance of adequate and well‑controlled human clinical trials in accordance with good clinical practice, or GCP, regulations to establish the safety and efficacy of the product candidate for each proposed indication;
•preparation of and submission to the FDA of a new drug application, or NDA;
•satisfactory completion of an FDA advisory committee review, if applicable;
•a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;
•satisfactory completion of an FDA pre‑approval inspection of the manufacturing facility or facilities where the drug is manufactured to assess compliance with current good manufacturing practice, or cGMP, regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and potentially of selected clinical investigation sites to assess compliance with GCP; and
•FDA review and approval of an NDA to permit commercial marketing of the product for its particular labeled uses in the United States.

Preclinical and Clinical Studies
The preclinical and clinical testing and approval process can take many years and the actual time required to obtain approval, if any, may vary substantially based upon the type, complexity and novelty of the product or condition being treated.
Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal studies to assess the characteristics and potential safety and activity of the product candidate. The conduct of preclinical tests must comply with federal regulations and requirements, including GLP. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product candidate chemistry, manufacturing and controls and any available human data or literature to support use of the product candidate in humans. Long‑term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.
An IND is a request for authorization from the FDA to administer an investigational drug to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical studies. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical studies can begin. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development along with any subsequent changes to the investigational plan.
Clinical studies involve the administration of a product candidate to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for participation in each clinical study. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical study site’s IRB before a study may be initiated at the site, and the IRB must monitor the study until completed. Each year, sponsors must submit an annual progress report to FDA detailing the status of the clinical trial(s) under an IND, and sponsors must timely report to FDA any serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol, or any findings from other preclinical or clinical studies that suggest a significant risk in humans exposed to the drug. Sponsors generally must also register and report ongoing clinical studies and clinical study results to public registries, including the website maintained by the U.S. NIH, ClinicalTrials.gov.
For purposes of NDA approval, human clinical trials are typically divided into three or four phases. Although the phases are usually conducted sequentially, they may overlap or be combined.
•Phase 1. The drug is initially introduced into healthy human subjects or into patients with the target disease or condition. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.
•Phase 2. The drug is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks and preliminarily evaluate efficacy.
•Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical study sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit‑risk relationship of the investigational product and to provide an adequate basis for product approval.
•Phase 4. In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post‑approval studies are typically referred to as Phase 4 clinical studies.
The FDA, the IRB or the clinical study sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. The sponsor may also suspend or terminate a clinical study based on evolving business objectives and/or competitive climate. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the trial.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new drug.
Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, must include methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life.
Submission of an NDA to the FDA
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development and testing are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The submission of an NDA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.
An NDA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company‑sponsored clinical studies intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational product to the satisfaction of the FDA.
The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information and is subject to payment of additional user fees. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in‑depth substantive review. Under the Prescription Drug User Fee Act, or PDUFA, the FDA has agreed to certain performance goals in the review of NDAs through a two‑tiered classification system, standard review and Priority Review. Priority Review designation is given to drugs that are designed to treat serious conditions, and if approved, would provide significant improvements in safety or effectiveness, or provide a treatment where no adequate therapy exists. According to PDUFA performance goals, the FDA endeavors to review applications subject to standard review within ten to twelve months from the date the NDA is received, whereas the FDA’s goal is to review Priority Review applications within six to eight months from the date the NDA is received, depending on whether the drug is a new molecular entity.
After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions and typically follows the advisory committee’s recommendations.
Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, the FDA will typically inspect one or more clinical sites to assure that relevant study data was obtained in compliance with GCP requirements.
After the FDA evaluates the NDA and conducts inspections of manufacturing facilities and/or clinical trial sites, it may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete and the application is not ready for approval. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA may ultimately decide that an application does not satisfy the regulatory criteria for approval. If, or when, the deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the application, the FDA will issue an approval letter.
As a condition of NDA approval, the FDA may require a REMS program to help ensure that the benefits of the drug outweigh its risks. If the FDA determines a REMS program is necessary during review of the application, the drug sponsor must agree to the REMS plan at the time of approval. A REMS program may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate healthcare providers of the drug’s risks, or other elements to assure safe use, such as limitations on who may prescribe or dispense the drug, dispensing only under certain circumstances, special monitoring and the use of patient registries. In addition, all REMS programs must include a timetable to periodically assess the strategy following implementation.
Further, product approval may require substantial post‑approval testing and surveillance to monitor the drug’s safety and efficacy, and the FDA has the authority to prevent or limit further marketing of a product based on the results of these post‑marketing programs. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Moreover, changes to the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities may require submission and FDA approval of a new NDA or NDA supplement before the changes can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that supporting the original approval, and the FDA uses similar procedures in reviewing supplements as it does in reviewing original applications.
Regulation of Drug-Device Combination Products in the United States
Certain products may be comprised of components, such as drug components and device components that would normally be subject to different regulatory frameworks by the FDA and frequently regulated by different centers at the FDA. These products are known as drug-device combination products. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a drug-device combination product. The determination of which center will be the lead center is based on the “primary mode of action” of the drug-device combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the drug-device combination product. The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of drug-device combination products where the jurisdiction is unclear or in dispute.
A drug-device combination product with a primary mode of action attributable to the drug component generally would be reviewed and approved pursuant to the drug approval processes set forth in the FDCA. In reviewing the NDA for such a product, however, FDA reviewers could consult with their counterparts in the device center to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, drug-device combination products are subject to cGMP requirements applicable to both drugs and devices, including the Quality System Regulations applicable to medical devices.
Expedited Development and Review Programs
The FDA offers a number of expedited development and review programs for qualifying product candidates, one or more of which may be available for our current or future products.
New drug products are eligible for Fast Track designation if they are intended to treat a serious or life‑threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a Fast Track product has opportunities for more frequent interactions with the review team during product development and, once an NDA is submitted, the product may be eligible for Priority Review. A Fast Track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
A product intended to treat a serious or life‑threatening disease or condition may also be eligible for Breakthrough Therapy designation to expedite its development and review. A product can receive Breakthrough Therapy designation if preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior FDA managers.
After an NDA is submitted for a product, including a product with a Fast Track designation and/or Breakthrough Therapy designation, the NDA may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as Priority Review and accelerated approval. A product is eligible for Priority Review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. Depending on whether a drug contains a new molecular entity, Priority Review designation means the FDA’s goal is to take action on the marketing application within six to eight months of the 60‑day filing date, compared with ten to twelve months under standard review.
Additionally, products studied for their safety and effectiveness in treating serious or life‑threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well‑controlled post‑marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required clinical trials in a timely manner, or if such trials fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre‑approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant Orphan Drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan Drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The Orphan Drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.
If a product with Orphan Drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to Orphan Drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with Orphan Drug exclusivity. Orphan Drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of Orphan Drug designation are tax credits for certain research and a waiver of the application user fee.
A designated Orphan Drug may not receive Orphan Drug exclusivity if it is approved for a use that is broader than the indication for which it received Orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Pediatric Use and Exclusivity
Even when not pursuing a pediatric indication, under the Pediatric Research Equity Act (PREA) an NDA or NDA supplement thereto must contain data that is adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric trial plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trials the sponsor plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by regulation. The FDA must then review the information submitted, consult with the sponsor, and agree upon a final plan. The FDA or the sponsor may request an amendment to the plan at any time. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).
Separately, under the Best Pharmaceuticals for Children Act, the FDA may issue a Written Request for pediatric data relating to a drug product, an NDA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non‑patent marketing exclusivity which, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing exclusivity.
Post‑Approval Requirements
Once an NDA is approved, a product will be subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to drug listing and registration, recordkeeping, periodic reporting, product sampling and distribution, adverse event reporting and advertising, marketing and promotion. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. While physicians may prescribe for off‑label uses, manufacturers may only promote for the approved indications and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off‑label uses, and a company that is found to have improperly promoted off‑label uses may be subject to significant liability.
After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved NDA. In addition, quality‑control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects’ entities to periodic unannounced and announced inspections by the FDA and these state agencies, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third‑party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.
The FDA may withdraw approval of a product if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post‑market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
•fines, warning or untitled letters or holds on post‑approval clinical studies;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
•consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•mandated modification of promotional materials and labeling and the issuance of corrective information;
•the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product;
•product seizure or detention, or refusal of the FDA to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties.
The FDA may also require post‑approval studies and clinical trials if the FDA finds that scientific data, including information regarding related drugs, deem it appropriate. The purpose of such studies would be to assess a known serious risk or signals of serious risk related to the drug or to identify an unexpected serious risk when available data indicate the potential for a serious risk. The FDA may also require a labeling change if it becomes aware of new safety information that it believes should be included in the labeling of a drug.
The Hatch‑Waxman Amendments
Abbreviated New Drug Applications
The Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch‑Waxman Amendments, established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through the NDA process. Approval to market and distribute these generic equivalent drugs is obtained by filing an abbreviated new drug application (ANDA) with the FDA. An ANDA is a comprehensive submission that contains (among other things), data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. However, premarket applications for generic drugs are termed “abbreviated” because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, a generic applicant must demonstrate that its product is bioequivalent to a referenced proprietary drug. In certain situations, an applicant may obtain ANDA approval of a generic drug with a strength or dosage form that differs from the referenced proprietary drug pursuant to the filing and approval of an ANDA suitability petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. A product is not eligible for ANDA approval if the FDA determines that it is not equivalent to the referenced proprietary drug or is intended for a different use and it is not otherwise subject to an approved suitability petition. However, such a product might be approved under an NDA, with supportive data from clinical trials.
505(b)(2) NDAs
Section 505(b)(2) of the FDCA, enacted as part of the Hatch‑Waxman Amendments, permits the filing of an NDA where at least some of the information required for approval comes from clinical trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2) can serve as a path to approval for modifications to previously approved drugs, such as new indications, formulations, dosage forms, or other conditions of use. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness for the approved reference drug is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies for the new product. The FDA may approve the new product for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.
Orange Book Listing
In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to submit certain information to the FDA regarding any patents with claims covering the applicant’s product or a method of using the product. Upon approval of the NDA, each of the patents is listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, known as the Orange Book. Any applicant that subsequently files an ANDA or 505(b)(2) application referencing the approved drug must certify to FDA, with respect to each patent listed for the approved drug in the Orange Book: (1) that no patent information was submitted to the FDA; (2) that such patent has expired; (3) the date on which such patent expires; or (4) that such patent is invalid or will not be infringed by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a “paragraph IV certification.” For method of use patents, in lieu of submitting a certification, the applicant may elect to submit a “section viii statement” certifying that its proposed label does not contain (or carves out) any language regarding a patented method of use.
If an ANDA or 505(b)(2) applicant does not challenge one or more listed patents through a paragraph IV certification, the FDA will not approve the ANDA or 505(b)(2) application until all the listed patents claiming the reference product have expired.
If an ANDA or 505(b)(2) applicant provides a paragraph IV certification with its application, the applicant must send notice of the paragraph IV certification to the holder of the NDA for the reference product and all patent holders for the patent at issue within 20 days after the ANDA or Section 505(b)(2) application has been accepted for filing by the FDA. The NDA holder and patent owners may then initiate a patent infringement suit against the ANDA or 505(b)(2) applicant. Under the FDCA, the filing of a patent infringement suit within 45 days of the NDA holder’s or patent owners’ receipt of the notification regarding the paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) application until the earliest to occur of 30 months from the date the paragraph IV notice is received, the expiration of the patent, the settlement of the lawsuit or a court decision that the patent is invalid, unenforceable or not infringed. If the NDA holder or patent owners do not bring a patent infringement suit within the 45‑day period, they may later bring a patent infringement suit under traditional patent law, but it will not invoke the 30‑month stay of approval.
Separate from applicable patent terms and the 30‑month stay of approval for paragraph IV applications, the FDA will also refrain from approving an ANDA or 505(b)(2) application until all applicable non‑patent exclusivity for the reference drug has expired.
Non‑Patent Exclusivity
Under the FDCA, NDA holders may be entitled to different periods of non‑patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) NDA that relies on the approved drug. For example, an applicant may obtain five years of non‑patent exclusivity upon NDA approval of a new chemical entity (NCE) which is a drug that contains an active moiety that has not been previously approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the action of the drug substance. During the five‑year period of NCE exclusivity, the FDA cannot accept or approve any application for a product that contains the same active moiety as the approved NCE; however, the FDA can accept an ANDA or 505(b)(2) application for the same active moiety after a four‑year period if such application includes a paragraph IV certification.
In addition, a non‑NCE drug may qualify for a three‑year period of exclusivity for a change to a previously approved product, such as a new indication or condition of use, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted or sponsored by the applicant. In such case, the FDA is precluded from approving any ANDA or 505(b)(2) application for the protected modification until after the three‑year exclusivity period has concluded. However, unlike NCE exclusivity, the FDA can accept an application and being the review process during the exclusivity period.
Other types of non‑patent exclusivity include seven‑year Orphan Drug exclusivity and six‑month pediatric exclusivity (each discussed above).
Regulation and Procedures Governing Approval of Medicinal Products in the European Union
In order to market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization and to the EMA or to competent authorities in European Union Member States for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.
Clinical Trial Approval
Clinical Trials Regulation (EU) No 536/2014 aims at simplifying and streamlining the approval of clinical trials in the European Union, providing for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications.
Orphan Drug Designation and Exclusivity
Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug has to be of significant benefit compared to products available for the condition.
An Orphan Drug Designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for Orphan Drug Designation because, for example, the product is sufficiently profitable not to justify market exclusivity.
Marketing Authorization
To obtain a marketing authorization for a product under the European Union regulatory system, an applicant must submit an MAA, either to EMA using the centralized procedure or to competent authorities in European Union Member States using the procedures (the decentralized, the national, or the mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No. 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, an applicant must demonstrate compliance with all measures included in an EMA approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver or a deferral for one or more of the measures included in the PIP.
The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer and auto-immune diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which the centralized procedure is in the interest of public health, the centralized procedure may be optional.
Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the assessment of a product to define its risk/benefit profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment
Periods of Authorization and Renewals
A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the European Union market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.
Regulatory Requirements after Marketing Authorization
Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended.
International Regulation
In addition to regulations in the United States, we could become subject to a variety of foreign regulations regarding development, approval, commercial sales and distribution of our products if we seek to market our product candidates in other jurisdictions. Whether or not we obtain FDA approval for a product, we must obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional review periods, and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing, among other things, the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Coverage and Reimbursement
In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. Sales of drug products substantially depend on the extent to which the costs such drug products are covered and paid for by third party payors.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved drug products. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors, and coverage and reimbursement can differ significantly from payor to payor. Private third-party payors tend to follow the coverage and reimbursement policies established by the Centers for Medicare & Medicaid Services, or CMS, under the Medicare program to a substantial degree, but also have their own methods and approval process apart from Medicare determinations. Further, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow the establishment or maintenance of pricing sufficient to realize a return on investment. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations. There is an increasing emphasis on cost-containment initiatives in Europe, Canada and other countries which continues to put pressure on the pricing and usage of drug products. In many countries, the prices of drug products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medicinal products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that can be charges for drug products. Accordingly, in markets outside the United States, the reimbursement for drug products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
Moreover, there has been increasing efforts by third-party payors in the United States, the EEA and abroad to cap or reduce healthcare costs. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Pricing pressures in connection with the sale of any of drug products is expected to continue due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes.
Health Reform
The United States, the EU, and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.
For example, in March 2010, the ACA was signed into law, and was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the ACA of importance to the pharmaceutical and biotechnology industries are:
•an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;
•a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;
•an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for most branded and generic drugs, respectively and a cap of the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;
•a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
•establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and
•creation of a licensure framework for follow on biologic products.
There remain executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural ground that argued that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is also unclear how other efforts to challenge, repeal or replace the ACA will impact the ACA or our business.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which includes reductions to Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 unless additional Congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act of 2011 will be suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Additionally, in January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
There has also been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, on July 24, 2020 and September 13, 2020, President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule and guidance in September 2020, providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of the rule has been delayed until January 1, 2026. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
In the European Union, similar political, economic and regulatory developments have led to continuing pressure on prices and cost containment measures. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
Healthcare Laws and Regulations
Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:
•The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe, or rebate) directly or indirectly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under federal healthcare programs such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to commit a violation.
•The federal civil and criminal false claims, including, without limitation, the civil False Claims Act, which can be enforced by private citizens on behalf of the government, through civil whistleblower or qui tam actions, and the federal civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease, or conceal an obligation to pay money to the federal government. Several pharmaceutical and other health care companies have been prosecuted under these laws for alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.
•HIPAA, which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
•HIPAA, as amended by HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity and their subcontractors that use, disclose, access, or otherwise process individually identifiable protected health information, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.
•The federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members.
•Analogous state and non-U.S. law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, drug pricing and/or marketing expenditures; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Violation of the laws described above or any other governmental laws and regulations may result in significant penalties, including without limitation administrative, civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, and additional reporting requirements and oversight if a person becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly.
Data Privacy and Security

In the ordinary course of our business, we may process personal information. Accordingly, we are, or may become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy, security, and protection. Such obligations may include, without limitation, the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the CCPA, the EU GDPR, and the EU GDPR as it forms part of United Kingdom, or UK, law by virtue of section 3 of the European Union (Withdrawal) Act 2018, or the UK GDPR. In addition, many states within the United States have enacted or proposed data privacy laws. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act, effective in 2023.
The CCPA and EU GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal information processing may increase our compliance obligations and exposure for any noncompliance. For example, the CCPA imposes obligations on covered businesses to provide specific disclosures related to a business’s collecting, using, and disclosing personal information and to respond to certain requests from California residents related to their personal information (for example, requests to know of the business’s personal information processing activities, to delete the individual’s personal information, and to opt out of certain personal information disclosures). Also, the CCPA provides for civil penalties and a private right of action for data breaches which may include an award of statutory damages. In addition, it is anticipated that the CPRA, effective January 1, 2023, will expand the CCPA. The CPRA will, among other things, give California residents the ability to limit use of certain sensitive personal information, establish restrictions on personal information retention, expand the types of data breaches that are subject to the CCPA’s private right of action, and establish a new California Privacy Protection Agency to implement and enforce the new law. U.S. federal and state consumer protection laws may require us to publish statements that accurately and fairly describe how we handle personal information and choices individuals may have about the way we handle their personal information.
European data privacy and security laws (including the EU GDPR and UK GDPR) impose significant and complex compliance obligations on entities that are subject to those laws. For example, the EU GDPR applies to any company established in the European Economic Area, or the EEA, and to companies established outside the EEA that process personal information in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. These obligations may include limiting personal information processing to only what is necessary for specified, explicit, and legitimate purposes; requiring a legal basis for personal information processing; requiring the appointment of a data protection officer in certain circumstances; increasing transparency obligations to data subjects; requiring data protection impact assessments in certain circumstances; limiting the collection and retention of personal information; increasing rights for data subjects; formalizing a heightened and codified standard of data subject consents; requiring the implementation and maintenance of technical and organizational safeguards for personal information; mandating notice of certain personal information breaches to the relevant supervisory authority(ies) and affected individuals; and mandating the appointment of representatives in the UK and/or the EU in certain circumstances.
C. Organizational structure
The chart below presents our organization structure:

D. Property, plant and equipment
Our corporate headquarters are located in Basel, Switzerland, where we currently lease facilities containing our office space, which consists of approximately 6,700 square feet. Our leases expire between 2022 and 2024,although there are points at which we may terminate the leases prior to the termination date under certain conditions.
We anticipate leasing additional office and manufacturing space as we add employees and continue to grow as a commercial-stage organization. We believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Item 4.A. UNRESOLVED STAFF COMMENTS
Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated and carve-out financial statements, including the related notes thereto, beginning on page F-1 of this Annual Report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks and uncertainties. You should read the sections of this Annual Report titled “Item 3. Key Information - Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

A. Operating results
Company Overview
We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of life-transforming medicines for patients living with severe rare conditions for which there is a significant unmet medical need. We are led by an experienced management team with a strong track record in the biotechnology and pharmaceutical industry. Our goal is to become a leading, patient-centric, fully integrated global rare disease company. Our current product pipeline is focused on rare gastrointestinal, or GI, metabolic disorders, and we intend to in-license or acquire additional transformational, differentiated rare disease assets.
We were founded in 2019 through a spin-off, or the Spin-off, of the GLP-2 analog apraglutide program, or the Apraglutide Business, from the rare-disease focused company Therachon Holding AG following its acquisition by Pfizer, for an upfront payment of $340 million and additional milestone payments of up to $470 million. We have raised approximately $144 million in private financings from leading biotechnology investors. Our ordinary shares began trading on the Nasdaq Global Market on April 9, 2021 and we received aggregate gross proceeds from our initial public offering of approximately $154.1 million from leading biotechnology investors, including OrbiMed Advisors, Versant Ventures, Novo Holdings, Bpifrance, Cowen Healthcare Investments, Surveyor Capital (a Citadel company) and Eventide Asset Management.
Basis of Presentation in the Consolidated and Carve-Out Financial Statements
We historically did not operate as an independent, standalone company, but rather as a part of a larger group of companies controlled by THAG, and we reported our results as part of THAG prior to the Spin-off. The financial information for the period prior to July 1, 2019 has been derived from THAG’s historical financial records as if the Apraglutide Business had been a standalone business. Accordingly, the financial information for the periods prior to the Spin-off have been prepared on a “carve-out” basis to present the results of operations and the costs of doing business. There are limitations inherent in the preparation of the carve-out financial statements since our business was previously part of a larger organization. The basis of preparation included in our consolidated and carve-out financial statements provides a detailed description of the treatment of historical transactions in the period prior to the Spin-off.
During this period, our net loss was impacted by the following consequences of carve-out accounting and the Spin-off: an allocation of expenses for the services provided by the Parent Group (as defined in our consolidated and carve-out financial statements) for research and development costs, shared corporate costs for professional services, legal services, other administrative support, and employee-related costs for senior management and other shared employees. The amounts of these allocations may not necessarily be indicative of the similar costs we would incur as an independent, standalone company. The total amount allocated to us from THAG related to the expenses described above was $4.8 million during the six months ended June 30, 2019. Subsequent to the Spin-off on July 1, 2019, the financial information for the Apraglutide Business has been prepared on a consolidated basis. For further information on the basis of presentation, refer to Note 2 to our consolidated and carve-out financial statements beginning on page F-1 of this Annual Report.
Recent Developments
Recent developments disclosed to our consolidated and carve-out financial statements beginning on page F-1 of this Annual Report include the following details:
Kreos Loan: On March 26, 2022, we entered into a note financing agreement, or the Loan, with Kreos Capital VI (UK) Limited.
The Loan is structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, the master loan line, or MLL, comprising two loan facilities of which EUR equivalent of USD 18.75 million is to be a convertible loan line. The remainder of the MLL, being a term loan of EUR equivalent of USD 56.25 million is to be drawn down at the same time as the convertible loan line tranches in three tranches as follows:

•Loan A1: EUR equivalent of USD 22.5 million;
•Loan A2: EUR equivalent of USD 15 million; and
•Loan B: EUR equivalent of USD 18.75 million.
Loan A1 will be available for drawdown from closing until September 30, 2022. Loan A2 will be available for drawdown from June 30, 2022 until September 30, 2022. Loan B will be available for drawdown until December 31, 2022.
AKP Partnering Agreement: On March 30, 2022, we entered into a partnering agreement, or the Partnering Agreement, with Asahi Kasei Pharma Corporation, or AKP. Under the Partnering Agreement, we have granted an exclusive license, with the right to sublicense in multiple tiers, to AKP, to develop, commercialize and exploit products derived from our lead product candidate, apraglutide, within the territory of Japan.
Pursuant to the terms of the Partnering Agreement, we will receive approximately $5 million for development costs, payable at closing. As additional consideration for the license, we will also receive a one-time upfront payment of approximately $25 million, payable at closing, and we are further eligible to receive up to a possible total of approximately $170 million for cost-sharing, and regulatory and commercialization milestones, as well as tiered royalties of up to a mid-double digit percentage on product sales continuing until the later of (i) expiration of regulatory exclusivity in Japan, or (ii) expiration of the last valid patent claim that provides exclusivity to apraglutide in Japan, or the Royalty Term. The Partnering Agreement will terminate upon the expiration of the Royalty Term.
COVID-19
At the beginning of 2020, an outbreak of a novel strain of coronavirus, or COVID-19, emerged globally. This event significantly affected economic activity worldwide and, as a result, could materially and adversely affect our operations and financial results. The extent to which COVID-19 will impact our results will depend on future developments that cannot be reliably predicted, including actions to contain or treat the disease and mitigate its impact on the economies of the affected countries, among others.
There is significant uncertainty as to the duration and likely effects of this disease which may, among other things, materially impact our planned future clinical trials or ability to raise funding in the future. This pandemic or outbreak could result in difficulty securing clinical trial site locations, ability to enroll patients in future trials, CROs, and/or trial monitors and other critical vendors and consultants supporting future trials. These situations, or others associated with COVID-19, could cause delays in our future clinical trial plans, delays in obtaining regulatory approval for potential products and could increase expected costs, all of which could have a material adverse effect on our business and financial condition.
As of the date of this Annual Report, our operations have not been significantly impacted by the COVID-19 pandemic. We are monitoring the impact COVID-19 may have on the clinical development of our product candidates, including potential delays or modifications to our ongoing and planned trials. We cannot at this time predict the specific extent, duration or full impact that the COVID-19 outbreak will have on our financial condition and operations, including ongoing and planned clinical trials. See “Risk Factors—Risks Related to Our Business Operations—The COVID-19 pandemic could adversely impact our business, including the timing or results of our clinical trials.”
Components of Results of Operations
Revenues
We do not generate any revenues from product sales and do not expect to generate any revenues from the sale of products in the near future. If our development efforts for apraglutide or other product candidates that we may develop in the future are successful and result in marketing approval or collaboration or license agreements with third parties, we may generate revenues in the future from a combination of product sales or payments from collaboration or license agreements that we may enter into with third parties.

GlyPharma Share Purchase Agreement and Milestone Payments
On September 30, 2018, the Parent Group acquired 100% of the shares of GlyPharma pursuant to a share purchase agreement, or the Share Purchase Agreement, which acquisition was subject to the payment of contingent consideration tied to achievement of certain milestones. The first milestone payment was paid in full on April 18, 2019, and the second milestone payment was paid in full on May 8, 2019, prior to the Spin-off. With the completion of the IPO in April 2021, conditions for payment of the contingent consideration related to the third milestone were met and consequently, in November 2021, $20.0 million was paid, with $10.0 million as a cash payment and $10.0 million paid through the issuance of ordinary shares, in full satisfaction of all remaining payment obligations under the Share Purchase Agreement. For additional information regarding the contingent consideration, refer to Note 19 of our consolidated and carve-out financial statements beginning on page F-1 of this Annual Report.
Comet Therapeutics Inc. Purchase Agreement
On September 9, 2021, we acquired 100% of the issued share capital of Comet Therapeutics Inc., a pharmaceutical company based in the United States of America. This transaction has been accounted for as an asset acquisition.
The purchase consideration was paid in equity and in cash at the acquisition date. Equity consideration represents the number of our ordinary shares rounded down to the nearest whole number, equal to the quotient of $1.5 million divided by the weighted average of the closing sale prices for the thirty full consecutive trading days ending on and including the second business day prior to the acquisition. We have measured the assets and liabilities acquired based on their fair value at the acquisition date and allocated the purchase consideration for the assets and liabilities acquired on the basis of their relative fair value at the acquisition date. Cash consideration paid was $0.5 million. For additional information regarding the valuation of consideration paid in this transaction, refer to Note 6 of our consolidated and carve-out financial statements beginning on page F-1 of this Annual Report.
2016 Amended and Restated License Agreement with Ferring
In August 2012, as subsequently amended and restated in December 2016, GlyPharma, which the Parent Group acquired in September 2018, entered into an exclusive license agreement with Ferring pursuant to which Ferring granted GlyPharma an exclusive, worldwide, sublicensable license under certain patent rights and know-how related to apraglutide and controlled by Ferring and under certain know-how controlled by Ferring relating to specified alternate drug compounds, to research, develop, manufacture, make, have made, import, export, use, sell, distribute, promote, advertise, dispose of or offer to sell (i) products containing apraglutide whose manufacture, use or sale is covered by a valid claim of the licensed patents, or licensed products and (ii) products, containing a specified alternate drug compound, or alternate drug products. In April 2021, the license agreement was transferred and assigned to VectivBio AG.
Under the license agreement, as partial consideration for the rights Ferring granted to it, VectivBio AG is required to pay Ferring a high single-digit royalty on worldwide annual net sales of licensed products and alternate drug products until, on a country-by-country basis and licensed product-by-licensed product or alternate drug product-by-alternate drug product basis, as applicable, the date on which the manufacture, use or sale of such licensed product or alternate drug product, as applicable, ceases to be covered by a valid claim of a patent within the licensed patents in such country. GlyPharma was also required to pay Ferring a certain number of warrants and Class A preferred shares pursuant to a shareholders’ agreement. The equity obligations under the license agreement have been fully performed by GlyPharma.
We are also obligated to pay a specified percentage of the annual consideration VectivBio AG or its affiliates, including us, received in connection with sales of licensed product or alternate drug product by any third parties to which VectivBio AG or its affiliates, including us, grant a sublicense of any of the rights licensed to VectivBio AG by Ferring under this Agreement. Such percentage is in the high single digits for sales of both licensed products and alternate drug products, and such payments are owed for the duration of the royalty term for licensed products or alternate drug products, as applicable.

Operating Expenses
Research and Development Expenses
Our research and development activities primarily consist of preclinical research, clinical trials, the production of the materials used in our preclinical studies and clinical trials, regulatory activities and intellectual property activities to protect our trade secrets and know-how. Research and development expenses include, among others, employee compensation, including salary, fringe benefits and share-based compensation; regulatory expenses and activities related to the development of our product candidate pipeline and depreciation expense for assets used in research and development activities.
We recognize expenditures on research and development activities as an expense in the period in which they are incurred.
An internally-generated intangible asset arising from research and development is capitalized to the extent that all of the following can be demonstrated:
•the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;
•the intention to complete and the ability to use or sell the asset;
•how the asset will generate future economic benefits;
•the availability of resources to complete the asset; and
•the ability to measure reliably the expenditure during development.
Where no internally-generated intangible asset can be recognized, development expenditure is recognized in the income statement in the period in which it is incurred. To date, our intangible assets are not subject to amortization.
We expect our research and development expenses to increase for the foreseeable future as we seek to advance the development of the products we have in the pipeline. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our products. We are also unable to predict when, if ever, net cash inflows will commence from sales of our product candidate. This is due to the numerous risks and uncertainties associated with developing product candidates, including:
•the number of clinical sites included in the trials;
•the length of time required to enroll suitable patients;
•the number of patients that ultimately participate in the trials;
•the number of doses patients receive;
•the duration of patient follow-up; and
•the results of our clinical trials.
In addition, the probability of success for our products will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of our product candidate would significantly change the costs, timing and viability associated with the development of the product candidate.

General and Administrative Expenses
Our general and administrative expenses are primarily related to salaries and other related costs, including share-based payments, personnel expenses for our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.
We anticipate that our general and administrative expenses will increase for the foreseeable future to support continued research and development activities as well as commercialization activities as we seek to advance our products candidate. We also anticipate that we will incur increased legal, accounting, tax, audit, compliance and board costs, as well as investor and public relations expenses costs associated with operating as a public company.
Finance income and expense
Finance income relates to interest earned on our bank accounts. Finance expense consists of interest expense and revaluation loss on our Convertible Loans, bank charges, and lease liabilities.
Foreign exchange differences, net
Foreign exchange differences, net relate to gains and losses from the settlement or translation of monetary assets and liabilities denominated in foreign currencies.
Taxation
We are subject to corporate taxation in Switzerland, Canada and the United States. As of December 31, 2021, we had usable tax loss carryforwards totaling $154.0 million ($59.3 million as of December 31, 2020). Because we are uncertain whether we will be able to realize taxable profits in the near future, we did not recognize any deferred tax assets.
Results of Operations
Comparison of the Years Ended December 31, 2021 and 2020
The following table summarizes our results of operations for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020	% Change
	(in thousands)
Operating expenses:
Research and development expenses	$(50,180)	$(43,035)	17%
General and administrative expenses	(36,536)	(14,226)	157%
Operating loss	(86,716)	(57,261)	51%
Finance income	—	1	*
Finance expense	(36)	(1,118)	(97%)
Foreign exchange differences, net	(193)	(1,565)	(88%)
Income taxes	(64)	—	*
Net Loss	$(87,009)	$(59,943)	45%
___________________
*Not meaningful

Research and Development Expenses
Our research and development expenses increased by 17% to $50.2 million for the year ended December 31, 2021, from $43.0 million for the year ended December 31, 2020. The following table provides a breakdown of research and development expenses:

	Year ended December 31,
	2021	2020
	(in thousands)
Employee expenses	$(14,374)	$(5,398)
Services expenses	(31,236)	(15,855)
Material expenses	(3,776)	(3,368)
License and IP expenses	(557)	(24)
Consulting expenses	(6,921)	(5,280)
Revaluation gain (loss) on contingent consideration liabilities	6,870	(12,938)
Depreciation and amortization expenses	(186)	(172)
Total research and development expenses	$(50,180)	$(43,035)

The increase of $7.2 million in research and development expenses was mainly caused by:
i)Services, material, license and IP and consulting expenses are mainly driven by changes in clinical and manufacturing costs, which increased by $18.0 million in 2021. During the year 2020, we initiated the apraglutide’s Phase 3 clinical trial, which continued at full capacity in 2021. Also, during 2021, we started other trials to further evaluate the efficacy of apraglutide and to support potential submissions of marketing applications for apraglutide in the United States, European Union and Japan. In addition, we started clinical activity related to our proof-of-concept clinical trial of apraglutide for the treatment of GvHD, which increased material costs in 2021. The manufacturing activity increase is not only due to higher production of apraglutide but also due to the initiation of the dual single syringe project.
ii)Employee expenses increased by $9.0 million in 2021. This was mainly driven by (a) the increase of the share-based payments of $6.5 million due to the 2021 Equity Incentive Plan (as defined below) and (b) the increase in payroll expense of $2.5 million driven by an increase in employee headcount.
iii)Revaluation gain (loss) on contingent consideration liabilities decreased by $19.8 million in 2021. The final milestone payment under the GlyPharma Share Purchase Agreement was remeasured as of June 30, 2021, assuming 100% probability of occurrence, resulting in a revaluation loss of $0.9 million. On November 25, 2021 an agreement was reached with the former GlyPharma shareholders so that the third milestone payment under the GlyPharma Share Purchase Agreement would amount to $20.0 million, of which $10.0 million would be paid in cash and $10.0 million would be paid in the form of additional milestone shares (by way of set-off) at a price per share equal to $17.00, which was the opening trading price of the IPO. The difference between the price per share and the fair value of the additional milestone shares on November 25, 2021 was recognized within research and development expense amounting to a total of $7.7 million, partially offset by the above-mentioned revaluation loss of $0.9 million.

General and Administrative Expenses
General and administrative expenses increased by 157% to $36.5 million for the year ended December 31, 2021, up from $14.2 million for the year ended December 31, 2020. The following table provides a breakdown of general and administrative expenses:

	Year ended December 31,
	2021	2020
	(in thousands)
Employee expenses	$(23,569)	$(8,496)
Professional services expenses	(9,447)	(3,902)
Travel and meeting expenses	(368)	(304)
Facility expenses	(106)	(103)
Insurance and other charges expenses	(10)	(5)
Employee recruitment expenses	(811)	(367)
IT maintenance and support expenses	(1,345)	(822)
Capital tax and other non-income tax expenses	(612)	(109)
Depreciation and amortization expenses	(117)	(98)
Office and other administrative expenses	(151)	(20)
Total general and administrative expenses	$(36,536)	$(14,226)
The increase in general and administrative expenses of $22.3 million for the year ended December 31, 2021 was mainly attributable to an increase in personnel costs. Similar to research and development expenses, the increase was primarily caused by i) the increase of the share-based payments of $13.0 million mainly due to the 2021 Equity Incentive Plan (as defined below) and ii) the increase in the payroll expenses of $2.1 million driven by an increase in employee headcount, which also impacted the employee recruitment expenses. In addition to the employee expenses, professional services expenses also significantly increased during 2021 due to corporate activities and costs associated with preparation for our initial public offering that occurred in April 2021. The increase in IT maintenance and support expenses of $0.5 million was driven by additions to the IT infrastructure and employee support services during 2021. Capital tax and other non-income tax expenses increased by $0.5 million due to equity transactions during 2021.
Finance expense
The following table provides a breakdown of finance expense for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
	(in thousands)
Interest expense on lease liabilities	$—	$(2)
Interest expense on Convertible Loans	—	(513)
Other interest expenses and bank charges	(36)	(39)
Changes in fair value of Convertible Loans	—	(564)
Total finance expense	$(36)	$(1,118)
Interest expense on Convertible Loans. Certain convertible loans, or the Convertible Loans, that were previously issued converted into 4,195,966 number of shares in September 2020 and the accrued interest was considered paid in full upon conversion. No convertible loans were outstanding during 2021.
Other interest expenses and bank charges. Other interest expenses and bank charges primarily relates to bank charges and remained stable.

Changes in fair value of Convertible Loans. Changes in fair value of our Convertible Loans relates to subsequent fair value remeasurement from initial recognition to conversion during 2020. No convertible loans were outstanding during 2021.
Foreign exchange differences, net
Total foreign exchange differences, net decreased to a loss of $0.2 million for the year ended December 31, 2021, from a loss of $1.6 million for the year ended December 31, 2020. The net amount is mainly due to the reduced fluctuation of the U.S. dollar against the Swiss franc during 2021.
Comparison of the Years Ended December 31, 2020 and 2019
Our discussion and analysis of our financial position and results of operations for the years ended December 31, 2020 and 2019 can be found in our Registration Statement on Form F-1 (File No. 333-254523), filed with the SEC and declared effective on April 8, 2021.

B. Liquidity and capital resources
Overview
Since the acquisition by THAG of the Apraglutide Business from GlyPharma in September 2018 to date, we have not generated a profit nor any revenue from product sales and have incurred net losses and negative cash flows from our operations. We have financed our operations through sales of our equity and convertible loans. As of December 31, 2021, we had $102.7 million in cash and cash equivalents.
Cash Flows
The following table shows a summary of our cash flows for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
	(in thousands)
Net cash used in operating activities	$(72,139)	$(38,212)
Net cash used in investing activities	(6,672)	(69)
Net cash provided by financing activities	141,327	56,587
Net increase in cash and cash equivalents	$62,516	$18,306
Comparison of the Years Ended December 31, 2021 and 2020
Net cash used in operating activities was $72.1 million for the year ended December 31, 2021 compared to $38.2 million for the year ended December 31, 2020. This increase in net cash used in operating activities was the result of an increase in research and development activities and general and administrative activities undertaken during the year ended December 31, 2021, primarily related to the increase in the research and development expenses of the Phase 3 clinical trials, personnel costs and corporate costs. Additionally, the increase was driven by the third milestone payment for the GlyPharma acquisition that occurred in November 2021 and impacted the net cash used in operating activities in the amount of $4.6 million.
Net cash used in investing activities was $6.7 million for the year ended December 31, 2021 compared to $69 thousand for the year ended December 31, 2020. This increase in net cash used in investing activities was mainly driven by i) the asset acquisition of the Comet platform in the amount of $1.2 million and ii) the third milestone payment for the GlyPharma acquisition that occurred in November 2021 and impacted the net cash used in investing activities in the amount of $ 5.4 million.
Net cash provided by financing activities was $141.3 million for the year ended December 31, 2021 compared to $56.6 million for the year ended December 31, 2020. This increase in net cash provided by financing activities was primarily driven by cash proceeds received from the initial public offering in April 2021, partially offset by transaction costs related to capital increase and lease principal payments.
Critical Accounting Policies and Significant Judgments and Estimates
Our management's discussion and analysis of our financial condition and results of operations is based on our audited consolidated and carve-out financial statements, which we have prepared in accordance with International Financial Reporting Standards, or IFRS. The preparation of our consolidated and carve-out financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.
While our significant accounting policies are described in more detail in Note 4 to our consolidated and carve-out financial statements included elsewhere in this Annual Report, we believe the following accounting policies to be most critical to understanding our historical financial performance as they relate to the more significant areas involving management's judgments and estimates:

Fair Value of Contingent Consideration Liabilities
As of December 31, 2021, we applied judgment in identifying the assets acquired, their relative fair value and the fair value of the contingent consideration included in the Comet platform acquisition, taking into account for purposes of the concentration test the uncertainty surrounding such contingent consideration and whether the “substantially all” criterion has been met based on previous elements. We assessed the probability of achievement of the milestones attached to the variable payments included in the asset acquisition agreement as low, thus no liability for such variable payments was recognized as of the date of acquisition. For further details, please refer to Note 6 of our consolidated and carve-out financial statements included elsewhere in this Annual Report.
Net Pension Liabilities
The retirement benefit obligation is calculated based on various financial and actuarial assumptions. The key assumptions for assessing these obligations are the discount rate, interest credit rate, mortality rate, future salary and pension increases, average retirement age and expected life expectation at regular retirement age. The calculations were performed by external actuaries and the principal assumptions used are summarized in Note 20 of our consolidated and carve-out financial statements included elsewhere in this Annual Report. As of December 31, 2021, the underfunding amounted to $3.2 million compared with $3.6 million as of December 31, 2020. Using other basis for the calculations could have led to different results.
Share-based Payments
Following the Spin-off, we offered to certain directors, executive officers, employees and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans. These beneficiaries could choose between grant of (i) options to purchase our registered ordinary shares, or Share Option Plan, (ii) entitlements to our registered ordinary shares, or Restricted Share Unit Plan or RSU Plan (together with the Share Option Plan, the “2019 Equity Incentive Plan”), or (iii) purchasing our restricted ordinary shares under the 2019 restricted share purchase agreement, or the 2019 RSPA, at their nominal value of CHF 0.05 per restricted share. The awards granted under the 2019 Equity Incentive Plan and 2019 RSPA vest according to their vesting schedules and terms specified in the respective agreements.
On August 29, 2020, our board of directors approved an increase to the options available for grant consisting of 2,820,000 registered ordinary shares for the First Tranche and 1,060,000 registered ordinary shares for the Second Tranche. Further, on the same date and on September 24, 2020, the board of directors enacted a revised equity incentive plan, or 2020 Equity Incentive Plan, and approved the templates for the 2020 restricted share purchase agreement, or the 2020 RSPA, in connection with Series A2 financing. Under the 2020 Equity Incentive Plan, share options and RSUs were granted, all of which will be equity-settled, and under the 2020 RSPA restricted ordinary shares were sold at their nominal value of CHF 0.05 per share to certain directors, employees, including executive management, and consultants. These instruments vest over a three to four-year vesting period, subject to other vesting conditions.
On March 31, 2021, our board of directors introduced a new equity incentive plan, or the 2021 Equity Incentive Plan, and approved an increase to the options available for grant consisting of 6,760,000 registered ordinary shares. Under the 2021 Equity Incentive Plan, share options and RSUs were granted to certain directors, employees, including executive management, and consultants, all of these awards will be equity-settled, with strike prices of USD 4.80, 4.91, 7.73 and 11.66. These instruments vest over a three to four-year vesting period, subject to other vesting conditions.
The 2021 Equity Incentive Plan, 2020 Equity Incentive Plan, the 2020 RSPA, the 2019 Equity Incentive Plan and the 2019 RSPA instruments described above are measured at fair value at their respective grant dates. We used two valuation methodologies, which depend on the instrument being valued. For the restricted shares and RSUs, we used the discounted cash flow method, which calculates the fair value of the underlying equity instrument on the grant date based on the fair value of our ordinary share at the forward value and estimated discount factor. For the share options, we used a variation of the Black-Scholes option pricing model (Black model), which takes into consideration the following variables to calculate the fair value of the options: fair value per our ordinary share at the forward value, exercise price, volatility and duration.

The 2021 Equity Incentive Plan was introduced following our IPO. Therefore, the fair value of the instruments granted was estimated applying the valuation methodologies described above but using the quoted price per our share as an input.
In the second half of 2020, we calculated the fair value of the ordinary shares in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation. We used a probability-weighted expected return method, or PWERM, which is a scenario-based methodology that estimates the fair value of our ordinary share based upon an analysis of our future values, assuming various outcomes. Thus, the ordinary share value is based on the probability-weighted present value of expected future scenario proceeds considering each of the possible outcomes available as well as the rights of each class of shares.
The PWERM analysis was performed for the following scenarios (the probabilities for each scenario vary depending on the grant date): IPO, merger/acquisition, or M&A, and dissolution. The M&A scenario was further split in four scenarios, depending on the statistical measure for the valuation multiple considered: average, median, maximum and minimum multiple. For all of the scenarios, the enterprise value has been estimated based on the market approach (market multiples). Once the present value of each scenario proceeds for each share class was calculated (considering an appropriate risk-adjusted discount rate), the appropriate discount rate due to lack of marketability was applied. Finally, the probability-weighted ordinary share value was calculated, based on the probability assigned to each scenario. In some cases, we determined that there were no significant events occurring between a prior valuation date and a subsequent grant. As such, in these cases we used the most recent share price valuation as an input to the determination of share-based payment.
In 2019 and the first half of 2020, the fair value of our ordinary shares was determined using the discounted cash flow method, which calculates the fair value of the underlying ordinary share on the grant date based on the discounted future cash flow projections.
An expense of $24.9 million related to these instruments was recognized in profit and loss (2020: $5.4 million), with $7.7 million recognized within research and development expenses (2020: $1.2 million) and $17.2 million (2020: $4.2 million) recognized within general and administrative expenses with a corresponding credit to equity (accumulated losses). For further details, refer to Note 11 to our consolidated and carve-out financial statements beginning on page F-1 of this Annual Report.
Recent Accounting Pronouncements
See Note 3.1 to our consolidated and carve-out financial statements included elsewhere in this Annual Report for a description of recent accounting pronouncements applicable to our consolidated and carve-out financial statements.
Off-Balance Sheet Arrangements
For the years ended December 31, 2021 and 2020, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.
Contractual Obligations and Commitments
We expect that our existing cash and cash equivalents will be sufficient to enable us to fund our planned operating expenses and capital expenditure requirements through at least the next 12 months.
Our short-term material cash requirements as of December 31, 2021 are to fund our operations, consisting primarily of research and development expenditures related to our product candidates, and to a lesser extent, general and administrative expenditures. We have entered into contracts in the normal course of business with CROs and other third parties for clinical trials and preclinical research studies and testing. These contracts are generally cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of our services providers, up to the date of cancellation. The amount and timing of such payments are not known.
Our long-term material cash requirements as of December 31, 2021 include defined benefit pension plan obligations. Net liability arising from our defined benefit obligations amounted to $3.2 million as of December 31, 2021.
Pursuant to the licensing agreement with Ferring, we are required to pay a high single-digit royalty on worldwide annual net sales of GLP-2. No present obligation for the royalty payments exists until such sales are incurred. As the estimated amount and timing of the contingent payments are uncertain, we have not recognized any liabilities in the statement of financial position as of December 31, 2021.
As a result of the Comet acquisition described elsewhere in this Annual Report, we are required to pay up to $25.0 million based on the completion of several milestones related to successful development of the research programs within the Comet platform. As of December 31, 2021, we consider the probability for such milestones to be met as low. Accordingly, we have not recognized any liabilities in the statement of financial position as of December 31, 2021, related to these contingent payments, which will be recognized when the payment becomes probable.
On March 26, 2022, we entered into a note financing agreement, or the Loan, with Kreos Capital VI (UK) Limited. On March 30, 2022, we entered into a partnering agreement, or the Partnering Agreement, with Asahi Kasei Pharma Corporation, or AKP. Under the Partnering Agreement, we have granted an exclusive license, with the right to sublicense in multiple tiers, to AKP, to develop, commercialize and exploit products derived from our lead product candidate, apraglutide, within the territory of Japan. Details of these recent agreements are disclosed in Note 30 to our consolidated and carve-out financial statements beginning on page F-1 of this Annual Report.
Outstanding Debt
The following table shows our undiscounted outstanding debt as of the date indicated:

	December 31,
	2021	2020
	(in thousands)
Current borrowings	$134	$112
Non-current borrowings	158	4
Total outstanding debt	$292	$116
Current borrowings include the current portion of our lease liabilities. Non-current borrowings include the non-current portion of our lease liabilities. Short-term leases that meet the exception under IFRS 16 have been excluded from this table.
Current outlook
We have financed our operations to date primarily through proceeds from sales of our equity and convertible loans. We have raised approximately $144 million in private financings from leading biotechnology investors. In addition, we had a successful IPO on the Nasdaq Global Market on April 9, 2021 through which we raised gross proceeds of approximately $154.1 million.
We have experienced net losses and significant cash used in our operating activities. As of December 31, 2021, we had accumulated losses of $132.9 million, a loss for the year of $87.0 million and net cash used in operating activities of $72.1 million. We expect to continue to incur net losses and to have significant cash outflows for at least the next 12 months.
We expect our expenses to increase in connection with our ongoing activities, particularly as we:
•continue to invest in the clinical development of our current product candidate in connection with our global Phase 3 clinical trial of apraglutide for the treatment of the SBS-IF population and additional related preclinical studies or clinical trials, with our global Phase 2 clinical trial for the treatment of patients with gastrointestinal a GvHD disease, and trials needed for additional product candidates like the Comet platform;
•hire additional research and development, and general and administrative personnel;
•maintain, expand and protect our intellectual property portfolio;
•identify and in-license or acquire additional product candidates; and
•incur additional costs associated with operating as a public company following the completion of the initial public offering in April 2021.
In addition, if we obtain marketing approval for our product candidate, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.
We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:
•the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials for apraglutide and Comet platform;
•the timing and amount of milestone and royalty payments we are required to make under the Comet Share Purchase Agreement and our license agreements;
•the extent to which we in-license or acquire other product candidates and technologies;
•the number and development requirements of other product candidates that we may pursue;
•the costs, timing and outcome of regulatory review of our product candidate;
•the costs associated with building out our operations in the United States and Switzerland;
•the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for our product candidate for which we receive marketing approval;
•the revenue, if any, received from commercial sales of our product candidate for which we receive marketing approval;
•our ability to establish strategic collaborations; and
•the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.
As of December 31, 2021, we had cash and cash equivalents of $102.7 million, which included cash from financing activities related to the completion of our initial public offering in April 2021 for cash proceeds of $154.1 million. We are of the opinion that this cash position, together with the funds from the Kreos Loan and AKP licensing agreement, signed in March 2022, is sufficient to meet our ongoing operating requirements, recurring expenses, required capital expenditures and acquisition opportunities as they arise for at least the next 12 months.
C. Research and development, patents and licenses

See discussion in the sections titled “Item 4. Information on the Company - Business Overview” and “Item 5. Operating and Financial Review and Prospects - Operating Results” for a description of our research and development activities.
D. Trend information
See discussion in the section titled “Item 5. Operating and Financial Review and Prospects - Operating results” for a description of the trend information relevant to us.
E. Critical accounting estimates
Not applicable.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management
The following table presents information about our current members of our board of directors and our executive officers. The term for each of our members of our board of directors is one year and, accordingly, will expire at our annual general meeting of shareholders to be held in 2022. Ages are as of March 1, 2022.

Name	Position(s)	Age
Executive Officers
Dr. Luca Santarelli	Chief Executive Officer and Director	53
Dr. Claudia D'Augusta	Chief Financial Officer	52
Dr. Christian Meyer	Chief Operating Officer	54
Kevin Harris	Chief Commercial Officer	51
Dr. Alain Bernard	Chief Technology Officer	65
Dr. Sarah Holland	Chief Business Officer	59
Dr. Omar Khwaja	Chief Medical Officer	51
Scott Applebaum	Chief Legal Officer and Corporate Secretary	55

Non-Employee Directors
Dr. Thomas Woiwode	Chairman of the Board of Directors	50
Sandip Kapadia	Director	51
Chahra Louafi	Director	50
Hans Schikan	Director	63
Dr. Stephen Squinto	Director	65
Paul Carter	Director	61
Murray Stewart	Director	61
Executive Officers
Luca Santarelli, M.D., is our Chief Executive Officer and Founder, and a member of our board of directors since May 2019. From January 2016 to June 2019, Dr. Santarelli was the Chief Executive Officer and a member of the board of directors at Therachon Holding AG. Prior to joining Therachon in 2015, Dr. Santarelli spent 11 years at Roche, most recently serving as the Senior Vice President and Head of Neuroscience, Ophthalmology and Rare Diseases. In this capacity, he was responsible for advancing various new molecular entities including ocrelizumab in multiple sclerosis, gantenerumab in Alzheimer’s disease, bitopertin in schizophrenia and risdiplan in spinal muscular atrophy. Prior to becoming our Chief Executive Officer, he co-founded or helped create a number of life science companies, including BrainCells, Synosia Therapeutics and Flexion Therapeutics. Dr. Santarelli received his M.D. and Psychiatry Residency at the University of Turin, Italy and a postdoctoral fellowship at Columbia University, focusing on the molecular mechanisms of psychiatric disorders and adult brain stem cell biology. We believe Dr. Santarelli’s extensive experience in life sciences, his scientific background and training and his deep understanding of our company provide him with the qualifications to serve as an executive officer and director.
Claudia D’Augusta, Ph.D., has served as our Chief Financial Officer since June 2019. Dr. D’Augusta has served in financial positions at a number of companies. From January 2019 through June 2019, Dr. D’Augusta was the Chief Financial Officer at Therachon Holding AG. From February 2011 to June 2018, prior to becoming its General Manager, Dr. D’Augusta served as Chief Financial Officer of TiGenix, now owned by Takeda Pharmaceutical Company Ltd., leading TiGenix’s IPO in 2016. From April 2004 to February 2011, Dr. D’Augusta served as Chief Financial Officer of Cellerix before being acquired by TiGenix. In addition to currently serving as our Chief Financial Officer, Dr. D’Augusta is an independent member of the Board of Directors and Chairwoman of the Audit Committee of Bone Therapeutics. Dr. D’Augusta received her Ph.D. in Business Administration and Management from Bocconi University in Milan, Italy. She also received a bachelor in Business Administration from Bocconi University. We believe Dr. D’Augusta’s experience in financial leadership positions of pharmaceutical companies qualifies her to serve as an executive officer.
Christian Meyer M.D., Ph.D., has served as our Chief Operating Officer since April 2021, previously serving as our Chief Development Officer since June 2019. From November 2017 to June 2019, Dr. Meyer was the Chief Medical Officer at Therachon Holding AG, where he was instrumental in the clinical development of recifercept (TA-46) until its acquisition by Pfizer. From September 2013 to November 2017 Dr. Meyer was the Chief Medical Officer at uniQure N.V., where he supported Glybera, the first gene therapy ever approved, and was pivotal in the development of etranacogene dezaparvovec. Prior to his work at uniQure N.V., he held several senior executive positions at Cardoz AB, Symphogen A/S and Zymenex A/S, where he was responsible for building clinical development operations and leading clinical development programs in the rare disease space. Dr. Meyer began his career at Novo Nordisk A/S and held academic and hospital positions before entering the pharmaceutical industry. Dr. Meyer received his M.D. and Ph.D. from the University of Copenhagen, Denmark. We believe Dr. Meyer’s extensive leadership experience in clinical research and rare disease drug development qualifies him to serve as an executive officer.
Kevin Harris has served as our Chief Commercial Officer since November 2019. Mr. Harris brings over 24 years of leadership experience specializing in the launch and management of specialty products. Prior to joining VectivBio Holding AG, Mr. Harris was at Incyte Corporation for more than 10 years, most recently serving as Group Vice President of Global Product Strategy and Strategic Planning from January 2017 through October 2019. From June 2015 to January 2017, he served as Vice President of Global Product Strategy. Prior to this role, he served as Vice President of Commercial from February 2009 through June 2015 where he built and led most of the U.S. commercial functions for the launch of Jakafi®. Previously, Mr. Harris held roles of increasing responsibility at Pfizer, Inc. across the company’s HIV and oncology portfolios. Additionally, before that, he served in commercial development and marketing roles at Bristo-Myers Squibb in HIV and oncology. Mr. Harris began his career in management consulting at PRTM and subsequently joining PAREXEL in a marketing and strategy role. Mr. Harris received an M.B.A., with distinction, from Kellogg Graduate School of Management at Northwestern University and a B.A. in biology from Cornell University. We believe Mr. Harris’ experience in global strategy and marketing, as well as his vast experience bringing specialty products and treatments to launch, qualifies him to serve as an executive officer.
Alain Bernard, Ph.D., has served as Chief Technology Officer since July 2019. Dr. Bernard brings over 30 years of bioprocess development experience. From December 2017 to July 2019 he served as the Head of Global Biotech Process Development at R-Pharm Group in Moscow, Russia. From February 2016 through November 2017, Dr. Bernard was a consultant providing independent advice to pharma executives. From August 2006 to January 2016, he served as Vice President of Biopharmaceutical Process Sciences at UCB. During Dr. Bernard’s decade at the company, he oversaw process development for all new chemical and biological entities. He contributed to launching several biotech and small molecules into commercial phases and lifecycle management of marketed products. Prior to UCB, Dr. Bernard served as Director of Biotech Process Development at Merck Serono where he was responsible for the biotechnology process developments that delivered several improved processes for strategic products. He began his career at Biogen, Geneva, a site that was transitioned to the Glaxo-Wellcome Institute of Molecular Biology. Dr. Bernard earned his Ph.D. in Biochemical Engineering from a joint program between AgroParisTech in France and the Massachusetts Institute of Technology in the United States. We believe Dr. Bernard’s significant experience in management and development of biotechnological products qualifies him to serve as an executive officer.
Sarah Holland, Ph.D., has served as Chief Business Officer since November 2020. She has more than 30 years of experience in the pharmaceutical and biotechnology industry. Dr. Holland is currently a Board member of the Swiss Healthcare Licensing Group. Additionally, from November 2019 to November 2020, Dr. Holland was a member of the board of directors of BacThera AG and from October 2019 to November 2020, she was a board observer of the Affinia Therapeutics board of directors. From June 2019 to February 2020, Dr. Holland also took on the role of Head of Research and Development for Lonza AG’s Bio Division. From August 2017 until November

2020, Dr. Holland was Global Head of Licensing for Lonza AG where she built the Licensing Business Unit and led research and development for the company’s Biologics division, encompassing biologics, cell and gene therapy, media and transfection. From November 2016 through July 2017, Dr. Holland was Business Development and Licensing Partner (BD&L) partner for the General Medicines and Emerging Markets (GEM) Business Unit at Sanofi, where she helped position the company as partner of choice in emerging markets. From October 2015 to November 2016, she served as Head of Europe, the West Coast and Asia, External Science and Partnering at Sanofi. From January 2005 through October 2015, Dr. Holland held a variety of global roles at F. Hoffmann-La Roche AG, culminating as Life Cycle Leader for ALECENSA® (alectinib). She led many deals for Roche Partnering, including licensing ZELBORAF® (vemurafenib) from Plexxikon and a key CNS partnership with PTC Therapeutics. Dr. Holland built and led the team responsible for championing and integrating company acquisitions and drove the Roche strategy for rare diseases. Previously, Dr. Holland held commercial positions in a number of companies culminating as Global Brand Director for FASLODEX® (fulvestrant) at AstraZeneca during global launch. Dr. Holland earned an M.A. and D.Phil. in chemistry from the University of Oxford and an MBA from Manchester Business School. We believe Dr. Holland’s experience in strategic partnerships and business development, as well as research and development, qualifies her to serve as an executive officer.
Omar Khwaja, M.D., Ph.D., has served as our Chief Medical Officer since May 2021. Dr. Khwaja possesses over 25 years of experience and notable accomplishments in drug development, medicine and academia. From April 2019 to May 2021, Dr. Khwaja served as Chief Medical Officer and Head of Research and Development at Voyager Therapeutics, a biotechnology company focused on severe neurological diseases. Previously, from January 2013 to April 2019, he served as Global Head of Rare Diseases and Neuroscience Translational Medicine at F. Hoffmann-La Roche AG. Proceeding Dr. Khwaja’s industry experience in drug development, he practiced medicine and taught in academia for over a decade, including as Director of the Clinical Neurogenetics program at Boston Children’s Hospital and as a member of faculty at Harvard Medical School. Dr. Khwaja received his M.D. and Ph.D. in Human Molecular Genetics from the University of Cambridge. He is a Fellow of the Royal College of Physicians, serves as the Chief Medical Officer for the Spinal Muscular Atrophy Foundation and is the Chair of the Scientific Advisory Board of the CDKL5 Forum. We believe Dr. Khwaja’s extensive experience in drug development and medicine qualifies him to serve as an executive officer.
Scott Applebaum, has served as our Chief Legal Officer and Corporate Secretary since August 2021. He brings over two decades of legal, regulatory and operational experience in the biopharmaceutical industry. Mr. Applebaum served as Chief Legal & Compliance Officer and Senior Vice President of Regulatory Affairs at Trevena from February 2020 to August 2021, where he played a key role in gaining FDA approval for their lead product, Olinvyk®. Previously, he served as President of Context Therapeutics from September 2017 to June 2019 and was General Counsel at Vitae Pharmaceuticals from July 2016 to December 2016, where he was instrumental in their sale to Allergan. Formerly, he was Chief Legal Officer for Medgenics from September 2014 to July 2016, a rare genetic disease company. Mr. Applebaum spent 10 years at Shire, where his roles included heading up their global legal group, managing their neuroscience portfolio outside of the United States as SVP of the Neuroscience Business Unit and leading the implementation and execution of the regulatory strategy for all of Shire’s specialty pharmaceutical products worldwide as SVP of Global Regulatory Affairs, Quality Assurance and Compliance. Previously, he was Senior Counsel for medicines and medical imaging at Bristol Myers Squibb. Prior to his career in the biopharmaceutical industry, Mr. Applebaum was a lawyer at Dechert LLP. He received his J.D. from Stanford Law School and a B.S. in Economics, Finance and Accounting from the Wharton School of the University of Pennsylvania. We believe Mr. Applebaum’s significant experience in the legal, compliance, regulatory and operational areas of the biopharmaceutical industry qualifies him to serve as an executive officer.
Non-Employee Directors
Thomas F. Woiwode, Ph.D., has served as the chairman of our board of directors since May 2019. Dr. Woiwode has been with Versant Venture Management, LLC, or Versant Ventures, a healthcare investment firm, since 2002 in various capacities, serving as a managing director since July 2014 and previously as a venture partner from June 2011 to July 2014. He has also served in a number of operating roles over this time, most recently as the chief operating officer of Okairos AG, or Okairos, a biopharmaceutical company developing genetic vaccines for major infectious diseases, from April 2011 until May 2013. Prior to Okairos, Dr. Woiwode co-founded EuroVentures, a wholly owned biotechnology incubator within Versant Ventures, and in this role, served as the founding chief business officer for three biotechnology companies created within Versant Ventures. Before joining Versant Ventures, Dr. Woiwode also served as a research scientist at XenoPort, Inc. Dr. Woiwode serves on the board of directors of several private companies and on the board of directors of four public companies, Adverum Biotechnologies, Inc., Aligos Therapeutics, Inc., Gritstone Oncology, Inc and Passage BIO, Inc. and served on the board of directors of Audentes Therapeutics, Inc. from July 2013 to July 2017 and CRISPR Therapeutics AG from April 2014 to June 2019. Dr. Woiwode holds a B.A. in English and a B.S. in Chemistry from the University of California, Berkeley and a Ph.D. in Organic Chemistry as an NSF Fellow from Stanford University. We believe Dr. Woiwode’s experience in the biotechnology industry, as well as his experience as a member on the boards of directors of multiple companies in the industry, qualifies him to serve on our board of directors.
Sandip Kapadia has served as a member of our board of directors since October 2020. Mr. Kapadia brings over 25 years of life science industry experience and has served as the Chief Financial Officer (CFO) for Harmony Biosciences since March 2021. Previously, Mr. Kapadia was CFO for Intercept Pharmaceuticals from July 2016 to March 2021. Before Intercept, Mr. Kapadia served in various leadership capacities within finance for more than 19 years at Novartis International AG and Novartis affiliates in the United Kingdom, Netherlands, Switzerland and the United States. Mr. Kapadia received a BS in Accounting from Montclair State University and an MBA from Rutgers University, and is also a US Certified Public Accountant. Additionally, Mr. Kapadia has been on the board of directors of Passage Bio since December 2019. We believe Mr. Kapadia’s experience in financial leadership positions of life sciences companies qualifies him to serve on our board of directors.
Chahra Louafi has served as a member of our board of directors since June 2019. Ms. Louafi is the Senior Investment Director at Bpifrance, the fund manager for InnoBio, where she joined in 2001. Since October 2009, she has served on the management team of InnoBio, a fund dedicated to biotech companies, managed by Bpifrance and invested in the pharmaceutical industry. Before that, she was at Mendel Partner where she was in charge of initiating and implementing projects, as well as creating a private business incubator specialized in biotechnology. Ms. Louafi serves as a member of the boards of directors of GMP Orphan SA, Sensorion SA, MedDay Pharmaceuticals SA, Tissium SA, Invivox, Doctoconsult, and Incepto. She also served as chairwoman of the supervisory board of Inserm. Ms. Louafi previously served as a member of the boards of directors of DBV Technologies SA and Lysogene SA. Ms. Louafi graduated from Paris Dauphine University with an M.S. in Technology and Innovation Management. from Paris X Nanterre University with an M.S. in Corporate Finance, and from Institut National Agronomique de Paris-Grignon with an M.S. in Microbiology and Enzymatic Engineering. We believe Ms. Louafi is qualified to serve on our board of directors due to her extensive investment experience in the biotechnology industry.
Hans Schikan, Pharm.D., has served as a member of our board of directors since June 2019. Mr. Schikan has more than 25 years of senior managerial experience in the pharmaceutical and biotechnology industries. From January 2017 through May 2019, he served as a member of the board of directors at Therachon Holding AG. From 2009 to 2015, Mr. Schikan was the Chief Executive Officer of Prosensa, where he focused on the discovery, development and commercialization of RNA-modulating therapeutics until its acquisition by BioMarin. Prior to his work at Prosensa, Mr. Schikan worked at Genzyme Corporation and Organon International, in various executive roles. Mr. Schikan currently serves as chair of the board of directors for InteRNA Technologies and Complix and also serves on the boards of Vicore Pharma and Pharvaris. Previously, he served on the boards of Swedish Orphan Biovitrum, Wilson Therapeutics, Hansa Medical and Asceneuron. Mr. Schikan holds a Pharm.D. degree from the University of Utrecht, the Netherlands. We believe Mr. Schikan’s significant industry experience and corporate management skills qualify him to serve on our board of directors.
Stephen Squinto, Ph.D., has served as a member of our board of directors since June 2019. Dr. Squinto has been a Partner at OrbiMed Advisors LLC, an investment firm, since January 2015. He has also been an acting Head of Research and Development of SpringWorks Therapeutics, Inc since August 2017. Additionally, Dr. Squinto currently serves on the board of directors of SpringWorks Therapeutics, Inc. since August 2017. Previously, he served as a member of the board of directors of the publicly-traded companies Audentes Therapeutics, Inc., Passage Bio Inc. and Arvinas, Inc. Dr. Squinto co-founded Alexion Pharmaceuticals, a biotechnology company, and served as its Executive Vice President and Chief Global Operations Officer from 2012 to January 2015 and as its Global Head of Research and Development from 2007 to 2012. Dr. Squinto holds a Ph.D. in biochemistry and biophysics and a B.A. in chemistry from Loyola University of Chicago. We believe Dr. Squinto is qualified to serve as a director due to his extensive experience as an entrepreneur and investor in the life sciences industry and his service on the boards of other public and private biopharmaceutical and biotechnology companies.
Paul Carter has served as a member of our board of directors since September 2021. Mr. Carter has served in senior executive roles for a decade at Gilead Sciences, most recently as Executive Vice President of Commercial Operations from January 2014 to August 2016, leading Gilead’s launch and commercialization efforts globally. Previously, he worked for 15 years at GlaxoSmithKline (GSK), where he served in increasingly senior management roles in a number of territories, including as Head of International Business in Asia. Mr. Carter has been involved with several public and private biopharmaceutical companies as a board member and senior advisor, including serving as a board member for Alder Inc. from June 2015 to November 2019, HutchMed (HCM) since March 2017, Mallinckrodt (MNK) since June 2018 and Immatics NV (IMTX) since July 2020. He is also a Fellow of the Chartered Institute of Management Accountants in the UK. Mr. Carter holds a BA (Hons) in Business Studies from the Ealing School of Business and Management. We believe Mr. Carter is qualified to serve as a director due to his history of public board service and executive experience in the industry.
Murray Stewart, DM, FRCP, has served as a member of our board of directors since September 2021. Mr. Stewart has served from November 2018 to September 2021 as the Chief Medical Officer of Rhythm Pharmaceuticals, a biopharmaceutical company focused on the treatment of rare genetic disorders of obesity, and guided Imcivree® to FDA approval in November 2020. Prior to Rhythm, he was the Head of Research & Development at Novelion Therapeutics from November 2017 to October 2018, where he oversaw global medical affairs for Juxtapid® and Myalept®, two marketed products for rare metabolic diseases. Previously, Dr. Stewart spent 18 years at GlaxoSmithKline (GSK), serving most recently as Chief Medical Officer, and formerly as Head of Metabolic Pathways and Cardiovascular Therapy and Clinical Head of Biopharm. Preceding his career in drug development, Dr. Stewart was a physician and received his Bachelor of Medicine and Doctor of Medicine from Southampton Medical School. He is a Fellow of the Royal College of Physicians. We believe Mr. Stewart is qualified to serve as a director due to his significant executive experience in the industry and his medical knowledge.
Diversity of the Board of Directors
The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report:

Board Diversity Matrix
Country of Principal Executive Offices:	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7
Part II: Demographic Background
Underrepresented Individuals in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background	8
Family Relationships
There are no family relationships among any of our executive officers or directors.

B. Compensation

Compensation of Directors and Executive Officers
For the year ended December 31, 2021, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was $32.6 million.
During the year ended December 31, 2021, fees, salaries and other short-term employee benefits paid to the members of our board of directors and our executive officers was $4.5 million.
The amount set aside by us to provide post-employment benefits to members of our board of directors and executive officers amounted to a total of $2.2 million in the year ended December 31, 2021.
During the year ended December 31, 2021, share-based payments made to the members of our board of directors and our executive officers accounted for $25.9 million. Of those share-based payments,
1,903,000 options to purchase registered ordinary shares were granted to members of our board of directors and our executive officers. See Note 11 to our audited consolidated and carve-out financial statements included elsewhere in this prospectus for further details regarding the share options, including the exercise price and the expiration date of the options.
Equity Incentive Plans
Prior Plans
Historically, we have granted options and RSUs to eligible directors, executive officers, employees and consultants of VectivBio based on the 2019 Plan and the 2020 Plan and, at the participants’ election, we have issued or sold restricted ordinary shares, or Restricted Shares, to the participants based on restricted share purchase agreements, or RSPAs. Each of these plans and the RSPAs are described in more detail below.
2019 Equity Incentive Plan and Restricted Share Purchase Agreements
On August 29, 2019, our board of directors enacted the 2019 Plan, as amended on September 27, 2019 and on November 23, 2019, and approved the templates for the 2019 RSPA. Eligible directors, executive officers, employees and consultants of VectivBio could choose between (i) receiving options or RSU grants under the 2019 Plan, or (ii) purchasing Restricted Shares under the 2019 RSPA at their nominal value of CHF 0.05 per Restricted Share.
Plan Administration. Our board of directors has delegated the administration of the 2019 Plan to a plan committee and appointed (i) the compensation committee as the plan committee with respect to grants to directors and the chief executive officer and (ii) the chief executive officer as the plan committee with respect to all other grants.
Eligibility. Our board of directors or the plan committee, if delegated, determines, in its sole discretion, the eligible directors, executive officers, employees and consultants who may receive options or RSUs or purchase Restricted Shares, as well as the number of options, RSUs or Restricted Shares and terms of such awards.
Award Agreement. Each eligible participant enters into an option agreement, an RSU agreement or an RSPA, which sets forth the relevant terms. Each option gives the participant the right to purchase one ordinary share at the exercise price as set out in the relevant option agreement. The exercise price for granted but unexercised options is CHF 0.05. Each RSU is converted into one ordinary share upon vesting, but may be settled in cash.
Vesting. Options, RSUs and Restricted Shares granted to our existing directors, executive officers, employees and consultants vest quarterly in 16 equal installments over four years from the vesting commencement date determined by the plan committee. For newly engaged directors, executive officers, employees and consultants, one quarter of their awards vests on the first anniversary of the vesting commencement date and the remainder vests quarterly in 12 equal installments over three years thereafter. In the event of a change of control of VectivBio, all unvested awards vest in full prior to the effective date of the change of control.

Company Repurchase Option. Unvested Restricted Shares are subject to a repurchase option held by us upon termination of the participant’s service with us and in the event of certain corporate transactions.
Amendment. Our board of directors may amend, suspend or discontinue the 2019 Plan or the awards granted thereunder, provided that such actions do not alter or impair the rights of a participant under any awards previously granted without his or her consent.
As of December 31, 2021, 62,000 options, 8,000 RSUs and 803,125 Restricted Shares were outstanding under the 2019 Plan and the 2019 RSPA.
2020 Equity Incentive Plan and Restricted Share Purchase Agreements
On August 29, 2020 and on September 24, 2020, our board of directors enacted the 2020 Plan, which replaced the 2019 Plan, and approved the templates for the 2020 RSPA in connection with the series A2 financing of VectivBio (see the section of this Annual Report entitled “Item 7.B. Related Party Transactions—Series A2 Preferred Share Financing”). The increase of our option pool agreed to in connection with the series A2 financing was split into 2,820,000 ordinary shares for the first tranche and 1,060,000 ordinary shares for the second tranche of the financing. In general, the 2020 Plan and the 2020 RSPA provide for the same terms and conditions as the 2019 Plan and the 2019 RSPA, except as further described below. Eligible directors, executive officers, employees and consultants of VectivBio had again been given the choice between (i) receiving options or RSUs granted under the 2020 Plan, or (ii) purchasing Restricted Shares under the 2020 RSPA at their nominal value of CHF 0.05 per Restricted Share.
Vesting. Options, RSUs and Restricted Shares granted to our existing directors, executive officers, employees and consultants vest monthly in 48 equal installments over four years from the vesting commencement date determined by the plan committee. For newly engaged directors, executive officers, employees and consultants, one quarter of their awards vests on the first anniversary of the vesting commencement date and the remainder vests monthly in 36 equal installments over three years thereafter. In the event that we complete a listing or registration of ordinary shares of VectivBio on a recognized and regulated stock exchange, the four-year vesting period will be amended and restated to a three-year vesting period resulting in 36 equal monthly installments, or 24 equal monthly installments, respectively, for options, RSUs and Restricted Shares deemed allocated in connection with the closing of the first tranche of the series A2 financing.
Second Tranche Awards. Options, RSUs and Restricted Shares deemed allocated in connection with the closing of the second tranche of the series A2 financing would have started vesting upon such closing and were subject to forfeiture in case of options or RSUs or to a repurchase option held by us at cost in case of Restricted Shares in the event we do not complete such second tranche by June 30, 2021 or upon completion of such second tranche by way of a private placement of ordinary shares concurrent with a firm commitment underwritten initial public offering of ours. On March 31, 2021, our board of directors resolved that, subject to completion of this offering, such second tranche options, RSUs and Restricted Shares shall start vesting upon the closing of this offering and waived such forfeiture condition and repurchase option.
As of December 31, 2021, 1,292,400 options, 153,858 RSUs and 2,093,600 Restricted Shares were outstanding under the 2020 Plan and the 2020 RSPA.
2021 Equity Incentive Plan
On March 31, 2021, our board of directors adopted, and on April 1, 2021, our shareholders approved, our 2021 Plan. Our 2021 Plan became effective on April 8, 2021. With the effectiveness of our 2021 Plan, no further grants have been made under our 2020 Plan or the 2020 RSPA.
Awards. Our 2021 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of ordinary options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Share Reserve. The maximum number of our ordinary shares that may be issued under our 2021 Plan will not exceed 6,760,000 ordinary shares, plus those ordinary shares subject to awards granted under our 2020 Plan or 2019 Plan or any 2020 RSPA or 2019 RSPA entered into by us prior to the effectiveness of the 2021 Plan that terminate or expire prior to exercise or settlement, are not issued because the award is settled in cash, are forfeited or repurchased because of the failure to vest, or are repurchased or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. The maximum number of ordinary shares that may be issued upon exercise of ISOs under our 2021 Plan is 13,520,000 shares.
Shares subject to awards granted under our 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2021 Plan. If any ordinary shares issued pursuant to an award are forfeited back to or repurchased by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of an award; or (iii) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased will revert to and again become available for issuance under our 2021 Plan.
Plan Administration. Our board of directors, or a duly authorized committee of one or more members of our board of directors, administers our 2021 Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified awards; and (ii) determine the number of shares subject to such awards. Under our 2021 Plan, the administrator has the authority to determine award recipients, the types of awards to be granted, grant dates, the number of shares subject to each award, the fair market value of our ordinary shares, and the provisions of each award, including the period of exercisability and the vesting schedule applicable to an award. Under our 2021 Plan, the administrator also generally has the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or SAR; (ii) the cancellation of any outstanding option or SAR and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.
Options. ISOs and ordinary options are granted under option agreements adopted by the administrator. The administrator determines the exercise price for options, within the terms and conditions of our 2021 Plan. Options granted under our 2021 Plan will vest at the rate specified in the option agreement as determined by the administrator. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, or determined by the administrator, vesting of options will cease once the participant’s continuous service ends and, other than in the event of a termination for cause, the participant may generally exercise any vested options for a period of three months following the cessation of service. Such period is extended to 12 months in case of disability or retirement, or 18 months in case of death. In the event of a termination for cause, options generally terminate and are forfeited immediately upon notice of termination.
Acceptable consideration for the purchase of ordinary shares issued upon the exercise of an option will be determined by the administrator and may include cash, shares, other awards, other property, net settlement, cashless exercise or other legal consideration approved by the administrator.
Unless the administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution.
Restricted Share Unit Awards. Restricted share unit awards are granted under restricted share unit award agreements adopted by the administrator. Restricted share unit awards may be granted in consideration for the participant’s service to us or any form of consideration that may be acceptable to the administrator and permissible under applicable law. A restricted share unit award may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted share unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted share unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, or determined by the administrator, restricted share unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Share Awards. Restricted share awards are granted under restricted share award agreements adopted by the administrator. A restricted share award may be awarded in consideration for cash, , services to us, or any other form of consideration that may be acceptable to the administrator and permissible under applicable law. The administrator determines the terms and conditions of restricted share awards, including vesting and forfeiture terms. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, or determined by the administrator, if a participant’s service relationship with us ends for any reason, we may repurchase any or all of the ordinary shares held by the participant that have not vested as of the date the participant’s continuous service ends.
Share Appreciation Rights. SARs are granted under SAR agreements adopted by the administrator. The administrator determines the purchase price or strike price for a SAR, which generally will not be less than 100% of the fair market value of our ordinary shares on the date of grant, unless otherwise determined by the administrator. A SAR granted under our 2021 Plan will vest at the rate specified in the SAR agreement as determined by the administrator. SARs may be settled in cash or ordinary shares or in any other form of payment as determined by the administrator and specified in the SAR agreement.
Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, or determined by the administrator, vesting of SARs will cease once the participant’s continuous service ends and, other than in the event of a termination for cause, the participant may generally exercise any vested SARs for a period of three months following the cessation of service. Such period is extended to 12 months in case of disability or retirement, or 18 months in case of death. In the event of a termination for cause, SARs generally terminate and are forfeited immediately upon notice of termination.
Performance Awards. Our 2021 Plan permits the grant of performance awards that may be settled in shares, cash or other property. Performance awards may be structured so that the shares or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our ordinary shares.
The performance goals may be based on any measure of performance selected by the administrator. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, or on an individual basis, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, the administrator may make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” or “extraordinary” in nature or occur “infrequently”; (vi) to exclude the dilutive effects of acquisitions, joint ventures or share issuances; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding ordinary shares by reason of any share dividend or split, share repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to ordinary shareholders other than regular cash dividends; (ix) to exclude the effects of share-based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; or (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.
Other Awards. The administrator may grant other awards based in whole or in part by reference to our ordinary shares. The administrator will set the number of shares under the award (or cash equivalent) and all other terms and conditions of such awards.
Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a share split, reverse share split, or recapitalization, appropriate adjustments may be made to (i) the type and maximum number of shares reserved for issuance under our 2021 Plan, (ii) the type and maximum number of shares that may be issued upon the exercise of ISOs, and (iii) the type and number of shares and exercise price, strike price, or purchase price, if applicable, of outstanding awards.
Corporate Transactions. In the event of a corporate transaction (as defined in the 2021 Plan), the administrator may take one or more of the following actions with respect to awards:
•arrange for the assumption, continuation, or substitution of an award by a successor corporation;
•arrange for the assignment of any repurchase rights held by us to a successor corporation;
•accelerate the vesting, in whole or in part, of the award and provide for its termination before the transaction;
•arrange for the lapse, in whole or in part, of any repurchase rights held by us;
•cancel or arrange for the cancellation of the award before the transaction in exchange for a cash payment or other consideration, or no payment, as determined by the administrator; or
•make a payment, in the form determined by the administrator, equal to the excess, if any, of the value of the property the participant would have received on exercise of the award before the transaction over any exercise price payable by the participant in connection with the exercise.
The administrator is not obligated to treat all awards or portions of awards, even those that are of the same type, in the same manner and is not obligated to treat all participants in the same manner.
Change in Control. Awards granted under our 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2021 Plan) as may be provided in the applicable award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.
Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our shareholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2021 Plan. No awards may be granted under our 2021 Plan while it is suspended or after it is terminated.
As of December 31, 2021, 2,493,400 options and 387,111 RSUs were outstanding under the 2021 Plan.
2021 Employee Share Purchase Plan
Our board of directors adopted on March 31, 2021, and our shareholders approved on April 1, 2021, our ESPP. Our ESPP became effective on April 8, 2021. The purpose of our ESPP is to secure the services of new employees to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our ordinary shares in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component permits the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed or engaged outside of the U.S. while complying with applicable foreign laws.
Share Reserve. Following this offering, our ESPP will reserve the issuance, either out of our authorized or conditional share capital or from the ordinary shares held in treasury or purchased on the open market by us, of 400,000 ordinary shares under purchase rights granted to our employees or to employees of any of our designated affiliates.

Administration. Our board of directors administers our ESPP and may delegate its authority to administer our ESPP to our compensation committee. Our ESPP will be implemented through a series of offerings under which eligible employees are granted purchase rights to purchase ordinary shares on specified dates during such offerings. Under our ESPP, our board of directors will be permitted to specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which ordinary shares will be purchased for employees participating in the offering. Our ESPP provides that an offering may be terminated under certain circumstances.
Payroll Deductions. Generally, all regular employees, including executive officers, employed or engaged by us or by any of our designated affiliates, are eligible to participate in our ESPP and to contribute, normally through payroll deductions, up to 15% of their earnings (as defined in our ESPP) for the purchase of our ordinary shares under our ESPP. Unless otherwise determined by our board of directors, ordinary shares will be purchased for the accounts of employees participating in our ESPP at a price per share equal to the lesser of (i) 85% of the fair market value of an ordinary share on the first day of an offering; or (ii) 85% of the fair market value of an ordinary share on the date of purchase.
Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee will be permitted to purchase shares under our ESPP at a rate in excess of $25,000 worth of our ordinary shares (based on the fair market value per ordinary share at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding share capital measured by vote or value under Section 424(d) of the Code.
Changes to Capital Structure. Our ESPP provides that in the event there occurs a change in our capital structure through such actions as a share split, merger, consolidation, reorganization, recapitalization, reincorporation, share dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may be increased each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.
Corporate Transactions. Our ESPP provides that in the event of a corporate transaction (as defined in our ESPP), any then-outstanding rights to purchase our ordinary shares under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase ordinary shares within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.
Amendment or Termination. Our board of directors will have the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain shareholder approval of any amendment to our ESPP as required by applicable law or listing requirements.
As of December 31, 2021 no shares have been granted to any of our directors, officers or employees under our ESPP.
C. Board practices
Composition of our Board of Directors
We currently have eight directors, four of whom are citizens or residents of the United States.

We are a foreign private issuer under the rules of the SEC. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Dr. Thomas Woiwode, Sandip Kapadia, Chahra Louafi, Hans Schikan, Dr. Stephen Squinto, Paul Carter and Murray Stewart are “independent directors” as defined under applicable Nasdaq rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.
All directors (including the chairperson of the board of directors) are elected to and dismissed from the board of directors exclusively by our general meeting of shareholders. The maximum term of office is one year, extending until completion of the next annual general meeting of shareholders. Re-election is possible. In the event the office of the chairperson of the board of directors is vacant, the board of directors shall appoint a new chairperson from among its members for the remaining term of office. Our board of directors may elect a vice-chairperson from among its members for a term extending until completion of the next annual general meeting of shareholders.
The following table sets forth the names of our directors, the year of their initial appointment as directors and the expiration dates of their current term:

Name	Current Position	Year of Initial Appointment	Term Expiration Year (1)
Dr. Thomas Woiwode	Chairman of the Board	2019	2022
Dr. Luca Santarelli	Chief Executive Officer and Director	2019	2022
Sandip Kapadia	Director	2020	2022
Chahra Louafi	Director	2019	2022
Hans Schikan	Director	2019	2022
Dr. Stephen Squinto	Director	2019	2022
Paul Carter	Director	2021	2022
Murray Stewart	Director	2021	2022
(1) At the end of the annual general meeting of shareholders during the year in which their term of office expires.
Non-Executive Director Appointment Letters
Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The non-executive directors do not receive benefits upon termination or resignation from their respective positions as directors. Under the non-executive director appointment letters, our non-executive directors are entitled to receive annual fees in accordance with our non-executive director remuneration policy, and in each case inclusive of fees payable for all duties.
Board Meetings
Our board of directors held eight meetings by conference call in 2021. Physical meetings were curtailed during 2021 due to the COVID-19 pandemic. The board of directors discussed and analyzed the scientific, business, financial and organizational risks of our company based on the external factors and internal changes impacting the risks for our company in the future.
Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a governance and nomination committee, all of which operate pursuant to our articles of association, our organizational regulations, the charter of the audit committee, the charter of the compensation committee and the charter of the governance and nomination committee, as applicable. The composition and functioning of all of our committees will comply with all applicable requirements of Swiss law, the Exchange Act, The Nasdaq Global Market and SEC rules and regulations.
Audit Committee
Our audit committee assists our board of directors in overseeing the integrity of our financial statements, our accounting and financial reporting process, the appointment, qualifications, independence and performance of our external auditors, our internal control and risk management processes, the design and implementation of our internal audit function, the reports of the external auditors as well as the compliance by us with legal and regulatory requirements as set forth in the charter of the audit committee. Sandip Kapadia, Hans Schikan and Chahra Louafi serve on our audit committee.
Sandip Kapadia acts as chair of our audit committee. Our board of directors has determined that Sandip Kapadia, Hans Schikan and Chahra Louafi are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Sandip Kapadia is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the audit committee qualifies as financially literate under the applicable exchange listing rules. Our audit committee complies with Rule 10-A-3(b)(1) of the Exchange Act, taking into account applicable transition periods.
The audit committee is governed by a charter that complies with the rules that apply to us. The principal duties and responsibilities of our audit committee will include, among others:
•reviewing the annual stand-alone statutory and consolidated financial statements, including their accuracy and the appropriateness of the application of the accounting policies to the financial statements, of us and our subsidiaries and, if applicable, the quarterly or semi-annual financial statements, and our annual report, in order to recommend their approval to our board of directors;
•reviewing the external auditors’ report and management letters together with the external auditors, management and personnel responsible for the design and implementation of the internal audit function in order to recommend their approval (including any adjustments the audit committee considers appropriate) to our board of directors;
•discussing with management the types of information to be disclosed with the financial statements and the associated press releases and investor communications as well as any significant issues relating to the integrity of the financial statements or external disclosures;
•assessing periodically the organization, efficiency and completeness of the accounting and financial reporting process and discussing with the external auditors, management and personnel responsible for the design and implementation of the internal audit function the quality and acceptability of our accounting principles and policies;
•reviewing and discussing with management the implementation of our accounting principles and policies;
•reviewing legal and regulatory matters that may have a material impact on the financial statements or internal controls;
•forming an opinion of the adequacy, organization, efficiency and completeness of our internal control system and procedures as they relate to the integrity of the financial statements and the accounting and financial reporting process;
•assessing periodically, and at least annually, the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner as well as approving the engagement letter of the external auditors including the scope of audit, fees and terms for the planned audit work;

•pre-approving and overseeing all audit and permitted non-audit services provided by the external auditors and establishing appropriate policies;
•at least annually, reviewing management’s plans with respect to the responsibilities, budget and staffing of the internal audit function and its plans for the implementation of the internal audit function, if any;
•reviewing together with management our policies and processes for tax planning, compliance and aspects related to our investment portfolio, including allocation, performance, risk management and compliance with laws and regulations;
•reviewing and making recommendations to the governance and nomination committee and to our board of directors regarding decisions relating to the appointment and dismissal of our chief financial officer; and
•reviewing and approving in advance any proposed transaction that could be within the scope of a “related party transaction” and establishing appropriate procedures in this regard.
The audit committee meets as often as necessary, but in any event at least quarterly.
Compensation Committee
Our compensation committee reviews and proposes to our board of directors our compensation principles as well as the compensation for the members of the board of directors, the chief executive officer and other members of the executive committee. Pursuant to our articles of association, our compensation committee consists of no less than three members of our board of directors. Paul Carter, Murray Stewart and Dr. Thomas Woiwode serve on the compensation committee. Paul Carter acts as chair of our compensation committee. We are subject to the Swiss Ordinance against Excessive Compensation in Public Corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) of November 20, 2013, or Compensation Ordinance, which requires Swiss corporations listed on a stock exchange to establish a compensation committee. In accordance with the Compensation Ordinance, the members of our compensation committee must be elected by our general meeting of shareholders and the aggregate amount of compensation of each of our board of directors and our executive committee must also be approved by our general meeting of shareholders, in each case commencing with our first annual general meeting of shareholders as a public company to be held in 2022. Our board of directors appoints the chair of the compensation committee and fills any vacancies on the compensation committee until completion of the next annual general meeting of shareholders.
The principal duties and responsibilities of our compensation committee will include, among others:
•regularly reviewing and recommending to our board of directors our compensation and benefits strategy and the compensation principles applicable to our directors and employees and, upon consultation with the chief executive officer, making proposals to our board of directors in respect of our compensation and benefits plans (cash-based incentives and / or equity-based plans);
•administering any compensation and benefits plans, unless such authority is delegated to the chief executive officer, another corporate body of us or a third party;
•upon consultation with the chief executive officer, recommending to our board of directors the maximum number or scope of eligible persons under any equity-based plans (including relevant parameters such as maximum aggregate number and value of equity-based incentives, vesting conditions etc.) and ensuring that the impact on the share price is appropriately considered;
•subject to and within the maximum aggregate amounts of compensation approved by our general meeting of shareholders, recommending to our board of directors the terms of the individual compensation and non-compensation-related terms of employment of the members of our board of directors, the chief executive officer and, upon proposal of the chief executive officer, the other members of the executive committee;

•recommending to our board of directors any termination agreements with, or arrangements in connection with a termination in respect of, the chief executive officer and, upon consultation with the chief executive officer, the other members of the executive committee;
•recommending to our board of directors the performance metrics and targets under any incentives for the chief executive officer and, upon proposal of the chief executive officer, the other members of the executive committee and assessing their achievement;
•proposing to our board of directors the motions of our board of directors for the aggregate amounts of maximum compensation of our board of directors and our executive committee to be submitted to the general meeting of shareholders for approval;
•approving any credits and loans granted by us to the members of our board of directors and our executive committee (to the extent permissible under our articles of association) and to our other employees (in excess of USD 10,000);
•liaising with the chief executive officer on any other important employment, salary and benefit matters, including reports on retirement plans; and
•ensuring that any reporting obligation with respect to compensation matters are being complied with, and reviewing and recommending to our board of directors for approval any such disclosure.
The compensation committee meets as often as necessary, but in any event at least twice a year.
Governance and Nomination Committee
The governance and nomination committee assists our board of directors in overseeing the quality and integrity of our corporate governance practices, assists us in our corporate governance responsibilities and establishes criteria for our board of directors and committee memberships and makes recommendations to our board of directors regarding the composition of our board of directors, its committees and our executive committee. Dr. Thomas Woiwode, Paul Carter and Hans Schikan serve on the governance and nomination committee. Dr. Thomas Woiwode acts as chair of the governance and nomination committee.
The principal duties and responsibilities of our governance and nomination committee will include, among others:
•addressing all relevant corporate governance issues affecting us and monitoring and assessing the developments in corporate governance-related laws, regulations, standards and best practices;
•regularly reviewing and proposing to our board of directors any amendments to the articles of association, the organizational regulations, the charters of the committees of our board of directors, the code of business conduct and ethics and any other governance-related policies and directives approved by our board of directors as well as making recommendations to our board of directors concerning further corporate governance matters and practice;
•advising the chairperson of our board of directors with respect to the approval of external mandates of the chief executive officer and the other members of the executive committee;
•reviewing the composition, membership qualifications and size of our board of directors to ensure appropriate expertise, diversity and independence of our board of directors and making recommendations for any change in the composition and size of our board of directors;
•conducting and supervising the annual self-assessment of our board of directors and its committees and the annual assessment of the chief executive officer and the other members of the executive committee;
•establishing criteria for the selection of new directors to serve on our board of directors, including regarding the consideration of director nominees recommended by shareholders, for the selection and the succession planning for the chief executive officer and, upon proposals from the chief executive officer, the other members of the executive committee, and supervising searches for qualified individuals and the succession planning;
•identifying, screening and proposing to our board of directors the nominees to be proposed by our board of directors for (re-)election as our directors, as chairperson of our board of directors or as members of the compensation committee;
•proposing to our board of directors the individuals to be (re-)appointed (including to fill vacancies) as vice-chairperson of our board of directors (if any), as members or chairs of the committees of our board of directors (other than the members of the compensation committee), as chief executive officer or, upon proposal of the chief executive officer, as other members of the executive committee; and
•specifically with respect to the members of the audit committee, assessing, in accordance with applicable laws and regulations, including the rules of The Nasdaq Stock Market LLC, their independence and financial literacy for a recommendation to our board of directors, and reviewing their experience in light of the attributes of an “audit committee financial expert” for a recommendation to our board of directors.
The governance and nomination committee meets as often as necessary, but in any event at least twice a year.
D. Employees
We had 32 full-time employees and consultants as of December 31, 2021. Of these employees, 18 are engaged in research and development activities and 14 are engaged in commercial, business development, finance, information systems, facilities, human resources or administrative support. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

	At December 31,
	2021	2020	2019
Function:
Administrative	14	12	11
Research and development	18	11	9
Total	32	23	20

Geography:
Switzerland	21	15	15
United States	6	4	1
Other	5	4	4
Total	32	23	20

E. Share ownership
For information regarding the share ownership of our directors and executive officers, see the sections titled “Item 6. Directors, Senior Management and Employees - Compensation” and “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders
The following table and accompanying footnotes set forth, as of December 31, 2021, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares (including ordinary shares issuable upon conversion of preferred shares);
•each member of our executive committee;
•each of our directors; and
•all of the members of our executive committee and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting power or investment power with respect to that security, including ordinary issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2021.
In computing the percentage ownership of a person, we deemed outstanding ordinary shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all of the members of our executive committee and directors as a group.
Except as indicated by the footnotes below, we believe, based on the information furnished or otherwise known to us, that the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.
We have based our calculation of the percentage of beneficial ownership on 35,973,339 ordinary shares outstanding as of December 31, 2021. Except as otherwise indicated in the following table, the addresses of the directors, members of our executive committee and named beneficial owners are in the care of VectivBio Holding AG, Aeschenvorstadt 36, 4051 Basel, Switzerland.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or Greater Shareholders
Entities affiliated with OrbiMed Private Investments(1)	5,223,804	14.5%
Entities affiliated with Versant Capital (2)	4,676,779	13.0%
Novo Holdings A/S (3)	3,522,019	9.8%
FPCI Bpifrance Innovation I (4)	2,806,217	7.8%
Entities affiliated with Citadel GP LLC and Citadel Securities GP LLC(5)	2,720,816	7.6%
CHI Advisors LLC(6)	2,675,408	7.4%
Eventide Asset Management, LLC(7)	2,339,044	6.5%
Directors and Officers
Dr. Luca Santarelli(8)	1,810,933	5.0%
Dr. Claudia D’Augusta(9)	504,704	1.4%
Dr. Christian Meyer	354,329	1.0%
Kevin Harris	261,124	*
Dr. Alain Bernard(10)	78,627	*
Dr. Sarah Holland	220,000	*
Scott Applebaum	0	*
Omar Khwaja	0	*
Dr. Thomas Woiwode(11)	61,261	*
Sandip Kapadia	37,847	*
Chahra Louafi	–	*
Hans Schikan(12)	96,050	*
Dr. Stephen Squinto	76,050	*
Paul Carter	—	*
Dr. Murray Stewart	—	*
All current directors and executive officers as a group (15 persons)	3,500,925	9.7%
_________________
*Represents beneficial ownership of less than 1%.
(1)The information shown is as of December 31, 2021 and is based upon a Schedule 13G filed on February 11, 2022. OrbiMed Capital GP V LLC (“GP V”) is the general partner of OrbiMed Private Investments V, LP. OrbiMed Capital GP VII LLC (“GP VII”) is the general partner of OrbiMed Private Investments VII, LP. OrbiMed Advisors LLC (“Advisors”) and OrbiMed Capital LLC (“Capital”) are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Advisors is the managing member of GP V and GP VII. The reporting persons hold the shares in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class. Advisors and Capital exercise investment and voting power over the shares through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Common Stock reported herein. The address of the reporting persons is 601 Lexington Avenue, 54th Floor, New York, New York 10022.
(2)The information shown is as of April 8, 2021 and is based upon a Schedule 13D filed on April 20, 2021. Consists of 4,235,513 ordinary shares including (a) 1,654,207 ordinary shares held by Versant Venture Capital V, LP (“Versant V”), (b) 125,984 ordinary shares held by Versant Venture Capital V (Canada), LP (“Versant V Canada”), (c) 49,760 ordinary shares held by Versant Affiliates Fund V, LP, (d) 55,080 ordinary shares held by Versant Ophthalmic Affiliates Fund I, LP (“Versant Ophthalmic”) and (e) 2,791,748 ordinary held by Versant Vantage I, L.P. (“Versant Vantage”). Versant V, Versant V Canada, Versant Ophthalmic, Versant Affiliates V, and Versant Vantage are collectively referred to as the Versant Entities. Versant Ventures V, LLC is the general partner of each of Versant V, Versant Ophthalmic and Versant Affiliates V and has voting and dispositive control over the shares held by such entities. Versant Ventures V (Canada), L.P. is the general partner of Versant V Canada and Versant Ventures V GP-GP (Canada), Inc. is the sole general partner of Versant Ventures V (Canada), L.P. and has voting and dispositive control over the shares held by Versant V Canada. Dr. Davis, Brad Bolzon, Tom Woiwode, William Link, Samuel Colella, Kirk Nielsen and Robin Praeger, the managing directors of Versant Ventures V, LLC and the directors of Versant Ventures V GP-GP (Canada), Inc., may be deemed to possess voting and dispositive control over the shares held by Versant V, Versant V Canada, Versant Ophthalmic and Versant Affiliates V and may be deemed to have indirect beneficial ownership of the shares held by Versant V, Versant V Canada, Versant Ophthalmic and Versant Affiliates V but disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. Versant Vantage I GP, L.P. is the sole general partner of Versant Vantage and Versant Vantage I GP-GP, LLC is the sole general partner of Versant Vantage I GP, L.P. and has voting and dispositive control over the shares held by Versant Vantage. Dr. Davis, Brad Bolzon, Tom Woiwode, Clare Ozawa and Robin Praeger, the managing directors of Versant Vantage I GP-GP, LLC, may be deemed to possess voting and dispositive control over the shares held by Versant Vantage and may be deemed to have indirect beneficial ownership of the shares held by Versant Vantage but disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. The address for the Versant Entities is One Sansome Street, Suite 3630, San Francisco, California 94104.
(3)The information shown is as of April 8, 2021 and is based upon a Schedule 13D filed on April 14, 2021. The ordinary shares are held directly by Novo Holdings A/S. Novo Holdings A/S, through its board of directors (the “Novo Board”), has the sole power to vote and dispose of the shares. The Novo Board may exercise voting and dispositive control over the shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(4)The information shown is as of April 8, 2021 and is based upon a Schedule 13D filed on April 23, 2021. The ordinary shares are held directly by FPCI Bpifrance Innovation I. Bpifrance Investissement is the management company of FPCI Bpifrance Innovation I. The address of the Bpifrance Investissement entities is 27/31 avenue du General Leclerc 94710 Maison-Alfort Cedex France.
(5)The information shown is as of December 31, 2021 and is based upon a Schedule 13G filed on February 14, 2022. The ordinary shares are owned by Citadel Multi-Strategy Equities Master Fund Ltd., a Cayman Islands company (“CM”), Citadel Multi-Strategy Equities (Ireland) DAC, an Ireland designated activity company (“CSMI”), and Citadel Securities LLC (“Citadel Securities”). Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“CAH”), Citadel GP LLC (“CGP”), Citadel Securities, Citadel Securities Group LP (“CALC4”), Citadel Securities GP LLC (“CSGP”) and Mr. Kenneth Griffin may be deemed to beneficially own the shares owned by CM, CSMI and Citadel Securities. Citadel Advisors is the portfolio manager for CM and CSMI. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. CALC4 is the non-member manager of Citadel Securities. CSGP is the general partner of CALC4. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP. The address for Mr. Griffin and these entities is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.
(6)The information shown is as of December 31, 2021 and is based upon a Schedule 13G filed on February 11, 2022. CHI Advisors LLC has sole voting power with respect to these shares and may be deemed to be the beneficial owner of such shares. The address of CHI Advisors LLC is 599 Lexington Avenue, 19th Floor, New York, New York 10022.
(7)The information shown is as of December 31, 2021 and is based upon a Schedule 13G filed on February 14, 2022. Eventide Asset Management, LLC, a Delaware limited liability, is the beneficial owner of the ordinary shares by virtue of being the investment adviser to the Eventide Healthcare & Life Sciences Fund which is a registered investment company. The address of Eventide Asset Management, LLC is One International Place, Suite 4210, Boston, Massachusetts 02110.
(8)Consists of 1,543,187 outstanding ordinary shares and 267,746 options or RSUs that are vested or will vest within 60 days of December 31, 2021.
(9)Consists of 454,000 outstanding ordinary shares and 50,704 options or RSUs that are vested or will vest within 60 days of December 31, 2021.
(10)Consists of 78,627 options or RSUs that are vested or will vest within 60 days of December 31, 2021.
(11)Consists of 49,000 outstanding ordinary shares and 12,261 options or RSUs that are vested or will vest within 60 days of December 31, 2021.
(12)Consists of 71,050 outstanding ordinary shares and 25,000 options or RSUs that are vested or will vest within 60 days of December 31, 2021.

In April 2021, we completed our initial public offering and listed our ordinary shares on the Nasdaq Global Market. In the initial public offering, we issued and sold 8,625,000 ordinary shares, which included the full exercise by the underwriters of their option to purchase an additional 1,125,000 ordinary shares. Upon the completion of our initial public offering, 35,139,593 ordinary shares were outstanding. While none of our existing shareholders sold ordinary shares in the initial public offering, the percentage ownership held by certain shareholders decreased as a result of the issuance of the ordinary shares sold by us in the initial public offering.
To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, the significant changes in the percentage ownership held by our principal shareholders since inception are as a result of the dilution resulting from our initial public offering.
As of December 31, 2021, we estimate that approximately 45% of our outstanding ordinary shares were held in the United States by 7 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related party transactions
Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.
Series A2 Preferred Share Financing
In August 2020, we entered into an investment agreement, as amended in September 2020, pursuant to which we issued and sold to certain existing and new investors an aggregate of 9,557,646 series A2 preferred shares with a nominal value of CHF 0.05 each at a purchase price of $5.755 per share in a first tranche that was open from August 2020 through September 2020, for an aggregate consideration of approximately $55 million. Further, we agreed to issue and sell to the same investors an additional aggregate of 9,557,646 series A2 preferred shares at the same purchase price in a second tranche on the earlier of the resolution of our board of directors to call such second tranche and June 30, 2021, unless our board of directors resolves not to proceed with the second tranche. Our board of directors resolved not to call such second tranche subject to completion of the offering.
At the first closing of the first tranche of the series A2 financing on September 11, 2020, the entire balance of approximately $20.5 million of Convertible Loans was mandatorily converted into an aggregate of 4,195,966 series A1 preferred shares issued at a conversion price of $4.891 per share.
The following table sets forth the aggregate number of our preferred shares acquired by beneficial owners of more than 5% of our voting securities in the transactions described above. Each of our series A1 preferred shares and series A2 preferred shares will convert into one ordinary share immediately prior to the completion of this offering.

	Series A1 Preferred Shares	Series A2 Preferred Shares
Name of Shareholder(1)
Versant Vantage I, L.P.	1,047,257	1,303,315
Entities affiliated with OrbiMed Private Investments(2)	1,080,776	1,216,427
Novo Holdings A/S	555,592	1,216,427
FPCI Bpifrance Innovation I	521,086	755,923
Entities affiliated with Cowen Healthcare Investments(3)	416,561	1,216,428
_________________
(1)Additional details regarding these shareholders and their equity holdings are provided in this Annual Report under the section entitled “Major Shareholders.”
(2)Represents securities acquired by OrbiMed Private Investments VII, LP and OrbiMed Private Investments V, LP.
(3)Represents securities previously acquired by Cowen Healthcare Investments II LP, CHI EF II LP, Cowen Healthcare Investments III LP, CHI EF III LP and CHI II Aggregator LLC. CHI II Aggregator LLC transferred its series A1 preferred shares to Cowen Healthcare Investments II LP and CHI EF II LP.
In connection with the first tranche of the series A2 preferred share financing, certain of our directors and executive officers acquired 1,466,000 restricted ordinary shares under the 2020 RSPA. Of these restricted ordinary shares, our chief executive officer, Dr. Luca Santarelli, who is the beneficial owner of more than 5% of our outstanding voting securities acquired 600,000.
Some of our directors are associated with our principal shareholders as indicated in the table below:

Director or director nominee	Principal shareholder
Dr. Thomas Woiwode	Entities affiliated with Versant Ventures
Dr. Stephen Squinto	Entities affiliated with OrbiMed Private Investments
Chahra Louafi	FPCI Bpifrance Innovation I

SAFE
On April 1, 2021, we entered into a simple agreement for future equity, or SAFE, with Versant Vantage I, L.P., or Versant, an existing shareholder who committed to invest USD 7,499,999.69, or the Investment Amount, in the second tranche of the series A2 preferred share financing. Pursuant to the SAFE, Versant agreed to pay the Investment Amount on or around April 1, 2021, and we agreed that we would issue shares to Versant upon the occurrence of certain events defined in the SAFE, including our initial public offering, and subject to the necessary corporate approvals. The ordinary shares were being issued concurrently with our initial public offering at the initial public offering price of $17.00 per ordinary share.
Agreements with Our Directors and Officers
Employment Agreements
We have entered into employment agreements with all of our executive officers. Each of these agreements provides for a base salary and annual incentive bonus opportunity, as well as participation in certain pension and welfare benefit plans. These agreements require advance notice of termination of up to twelve months.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors and executive officers.
Furthermore, our articles of association contain provisions governing the indemnification of the members of our board of directors and of our executive committee to the extent not included in insurance coverage or paid by third parties. In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Related Party Transactions Policy
Related party transactions policies are generally not required by Swiss statutory law. However, our articles of association provide for the following rules in connection with transactions with members of our board of directors and our executive committee:
•We may enter into mandate or other agreements with the members of our board of directors regarding their compensation as directors for a fixed term or for an indefinite term. The duration and termination shall comply with the term of office and the law.
•We may enter into employment agreements with the members of our executive committee for a fixed term or for an indefinite term. The duration of fixed term agreements may not exceed one year. A renewal of a fixed term agreement is permissible. Agreements for an indefinite term may have a termination notice period of a maximum of twelve months.
•We may enter into non-compete agreements with members of our executive committee for the time after termination of employment. The consideration paid for such non-compete shall in total not exceed the average of the total annual compensation over the last three financial years of the respective member.
•Credits and loans to members of the board of directors and the executive committee may be granted at market conditions. The total amount of such credits and loans may not exceed CHF 5 million.
C. Interest of experts and counsel
Not applicable.

Item 8. FINANCIAL INFORMATION
A. Consolidated statements and other financial information
Consolidated Financial Statements
Our consolidated financial statements are included at the end of this Annual Report, starting at page F-1.
Dividend Distribution Policy
Since our incorporation, we have never declared or paid a dividend, and we do not anticipate paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business.
Under Swiss law, any dividend must be proposed by our board of directors or, to the extent permitted by, and subject to the requirements of, applicable law and our articles of association, one or several shareholders and be approved at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. We may pay dividends only if we have sufficient distributable profits brought forward from the previous financial years (Bilanzgewinn) or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law or our articles of association have been deducted. Distributable reserves are generally booked either as voluntary “retained earnings” (freiwillige Gewinnreserven), as statutory “retained earnings” (gesetzliche Gewinnreserve), as statutory capital reserves (gesetzliche Kapitalreserve) or as reserves from capital contributions (Kapitaleinlagereserven). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.
B. Significant changes
Not applicable.

Item 9. THE OFFER AND LISTING
A. Offer and listing details
Our ordinary shares have been listed on Nasdaq Global Market since April 9, 2021 under the symbol “VECT”. Prior to that date, there was no public market for our ordinary shares.
B. Plan of distribution
Not applicable.
C. Markets
Our ordinary shares have been listed on Nasdaq Global Market since April 9, 2021 under the symbol “VECT”. Prior to that date, there was no public market for our ordinary shares.
D. Selling shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share capital
Not applicable.
B. Memorandum and articles of association
The information set forth under the heading “Item 10.B. Additional Information - Memorandum and articles of association” is incorporated by reference from our final prospectus dated April 8, 2021 as part of our Registration Statement on Form F-1 (File No. 333-254523), declared effective by the SEC on April 8, 2021. Since our final prospectus dated April 8, 2021, there were certain changes in our share capital and articles of association as described below.
The Company
We are a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland. We were incorporated on May 22, 2019 with our registered office and domicile in Basel, Canton of Basel-City, Switzerland. Our registered office and head office is currently located at Aeschenvorstadt 36, 4051 Basel, Switzerland.
Share Capital
As of December 31, 2021, our share capital as registered with the commercial register of the Canton of Basel-Stadt, Switzerland, or the Commercial Register, amounted to CHF 1,831,785.65, divided into 36,635,713 ordinary shares with a nominal value of CHF 0.05 each.
Changes in our Share Capital
In this section, our share capital and the number and nominal value of shares are presented as of the date of the relevant transaction, without accounting for (i) the five-to-one reverse split of our registered shares effected on April 1, 2021, or (ii) the conversion of our preferred shares into ordinary shares immediately prior to the completion of the Public Offering.
As of the date of our incorporation, our share capital as registered in the Commercial Register amounted to CHF 471,153.56, divided into 47,115,356 ordinary shares with a nominal value of CHF 0.01 each. Since our incorporation, the events described below have changed the number and classes of our issued and outstanding share capital.
On September 9, 2019, our share capital as registered in the Commercial Register on September 10, 2019 was increased by CHF 13,600.00 through the issuance of 1,360,000 ordinary shares with a nominal value of CHF 0.01 each.
On December 10, 2019, our share capital as registered in the Commercial Register on December 17, 2019 was increased by CHF 4,500.00 through the issuance of 450,000 ordinary shares with a nominal value of CHF 0.01 each.
On February 5, 2020, our share capital as registered in the Commercial Register on February 12, 2020 was increased by CHF 21,850.00 through the issuance of 2,185,000 ordinary shares with a nominal value of CHF 0.01 each.
On September 11, 2020, our share capital as registered in the Commercial Register on September 21, 2020 was increased by CHF 707,037.23 through the issuance of 14,100,000 ordinary shares, 20,979,805 series A1 preferred shares and 35,623,918 series A2 preferred shares, in each case with a nominal value of CHF 0.01 each.
On September 29, 2020, our share capital as registered in the Commercial Register on October 19, 2020 was increased by CHF 121,642.66 through the issuance of 12,164,266 series A2 preferred shares with a nominal value of CHF 0.01 each.
In the five-to-one reverse split of all issued shares effected on April 1, 2021, 44 ordinary shares, 25 series A1 preferred shares and 46 series A2 preferred, each with a nominal value of CHF 0.01 per share, were issued by way of conversion of equity surplus into share capital to balance fractional shares, increasing our share capital by CHF

1.15, and (i) 65,210,400 ordinary shares, (ii) 20,979,830 series A1 preferred shares, and (iii) 47,788,230 series A2 preferred shares, each with a nominal value of CHF 0.01 per share, were consolidated into (i) 13,042,080 ordinary shares, (ii) 4,195,966 series A1 preferred shares and (iii) 9,557,646 series A2 preferred shares, each with a nominal value of CHF 0.05 per share.
On April 13, 2021, our share capital as registered in the Commercial Register on April 13, 2021 was increased by CHF 453,308.80 through the issuance of 9,066,176 ordinary shares with a nominal value of CHF 0.05 each.
On September 9, 2021, our share capital as registered in the Commercial Register on September 10, 2021 was increased by CHF 9,280.40 through the issuance of 185,608 ordinary shares with a nominal value of CHF 0.05 each.
On November 26, 2021, our share capital as registered in the Commercial Register on November 26, 2021 was increased by CHF 29,411.85 through the issuance of 588,237 ordinary shares with a nominal value of CHF 0.05 each.
Certain Important Provisions of our Articles of Association, Organizational Regulations and Swiss Law
The following is a summary of certain important provisions of our articles of association, organizational regulations and certain related provisions of Swiss law. Please note that this is only a summary and is not intended to be exhaustive. For a more complete discussion, please refer to our articles of association, organizational regulations and Swiss law.
On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss corporate law. Most relevantly, the legislative reform addresses, among other topics, (i) the modernization and increased flexibility for a stock corporation’s capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, (iv) financial distress / restructuring measures and (v) certain socio-political topics (e.g., gender representation and disclosure requirements for companies active in the raw materials sector). Other than with respect to the new rules on gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, entered into force on January 1, 2021, the effective date of the new legislation will be January 1, 2023 (with certain transitional periods as provided for therein). In light of these reforms, certain sub-sections discussed in more detail below will be subject to the changes and modifications pursuant to this new legislation.
Share Capital and Shares
Ordinary Capital Increase, Authorized and Conditional Share Capital
Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months in order to become effective. Under our articles of association and Swiss law, in case of a subscription and increase against contributions in cash, a resolution passed by an absolute majority of the votes represented at the general meeting of shareholders is required. In case of a subscription and increase through the conversion of equity surplus, against contributions in kind or for purposes of an acquisition of assets, or the granting of special benefits, or when shareholders’ statutory pre-emptive rights are limited or withdrawn, a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented is required.
Furthermore, under the Swiss Code of Obligations, or the CO, our shareholders, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting, may empower the board of directors to issue shares of a specific aggregate nominal amount, in each case up to a maximum of 50% of the existing share capital as registered in the Commercial Register, in the form of:
•conditional capital (bedingtes Kapital) for the purpose of issuing shares (i) through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties in connection with bonds, notes, options warrants or other securities or contractual obligations of the Company or any of its group companies or (ii) through the issuance of rights to subscribe for new shares to members of the board of directors, members of the executive committee, employees, contractors or consultants of the Company or its group companies or other persons providing services to the Company or its group companies to subscribe for new shares; and/or
•authorized capital (genehmigtes Kapital) to be utilized by the board of directors, subject to our articles of association, within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.
Any subscription and direct or indirect acquisition of new shares either in connection with or under an ordinary capital increase, authorized or conditional share capital and any subsequent transfer of such shares are subject to certain transfer restrictions.
Pre-emptive Rights
Pursuant to the CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for newly issued shares. With respect to conditional capital in connection with the issuance of conversion or option rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of these instruments.
A resolution passed at a general meeting of shareholders by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting may withdraw or limit (in case of an ordinary capital increase) or authorize our board of directors to withdraw or limit the pre-emptive rights and/or advance subscription rights in certain circumstances.
If pre-emptive rights are granted, but not exercised, our board of directors may allocate such unexercised pre-emptive rights at its discretion.
With respect to our authorized share capital, our board of directors is authorized by our articles of association to withdraw or limit the pre-emptive rights of existing shareholders, and to allocate them to third parties, the Company or any of its group companies if:
•the issue price of the newly issued shares is determined by reference to the market price;
•the newly issued shares are used for raising capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders;
•the newly issued shares are used for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;
•the newly issued shares are used for purposes of broadening our shareholder constituency in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges;
•the newly issued shares are used for purposes of granting an over-allotment option or an option to purchase additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s);
•the newly issued shares are used for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies;
•a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 18% of the share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors; or

•the newly issued shares are used for the defense of an actual, threatened or potential takeover offer that the board of directors, upon consultation with an independent financial advisor retained by it, has not or will not recommend to the shareholders to accept on the basis that the board of directors does not find such takeover offer to be financially fair to the shareholders or to be in the Company’s interest.
The board of directors is entitled to permit, to restrict or to exclude the trading in pre-emptive rights. The board of directors may further permit the expiration of pre-emptive rights that have not been exercised, or it may place such rights or shares as to which pre-emptive rights have been granted, but not exercised, at market conditions or may use them otherwise in the interest of the Company.
Our Authorized Share Capital
Under our articles of association, our board of directors is authorized to increase the share capital at any time, including in connection with an intended takeover, until April 1, 2023, by a maximum aggregate amount of CHF 793,700.00 through the issuance of not more than 15,874,000 ordinary shares, which would have to be fully paid-in, with a nominal value of CHF 0.05 each.
Increases in partial amounts are permitted. Our board of directors has the power to determine the issue price, the type of contribution, the date of issue, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement.
Our board of directors is also authorized to withdraw or limit pre-emptive rights as described above. This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase the share capital lapses without having been used by the board of directors, the authorization to withdraw or limit the pre-emptive rights lapses simultaneously with such authorized capital.
Our Conditional Share Capital
Conditional Share Capital for Participation Programs
Our share capital may be increased by a maximum aggregate amount of CHF 381,506.25 through the issuance of up to 7,630,125 ordinary shares, which would have to be fully paid-in, with a nominal value of CHF 0.05 each, through the issuance of rights to subscribe for new shares to members of the board of directors, members of the executive committee, employees, contractors or consultants of the Company or one of its group companies, or other persons providing services to the Company or one of its group companies. Shares, options or subscription rights therefor shall be issued pursuant to one or more regulations to be issued by our board of directors, or to the extent delegated to it, our compensation committee, and in each case in accordance with our articles of association. Shares, options or subscription rights therefor may be issued at a price or with an exercise price lower than the market price. The pre-emptive rights and advance subscription rights of our shareholders are excluded in connection with the issuance of any shares, options or subscription rights therefor.
Conditional Share Capital for Financing, Acquisition and Other Purposes
In addition, our share capital may be increased, including in connection with an intended takeover, by a maximum aggregate amount of CHF 450,886.00 through the issuance of up to 9,017,720 ordinary shares, which would have to be fully paid-in, with a nominal value of CHF 0.05 each, through the exercise or mandatory exercise of conversion, exchange, option or warrant rights or rights for the subscription of shares or the triggering of conversion, exchange, purchase or similar obligations for the subscription of shares granted to, or imposed on, shareholders or third parties in connection with bonds, notes, options, warrants or other securities or contractual obligations by the Company or any of its group companies. The pre-emptive rights of shareholders are excluded upon conversion, exchange, exercise or the triggering of any of the aforementioned financial instruments in connection with the issuance of ordinary shares, and the then-current owners of such financial instruments are entitled or obligated to acquire the new ordinary shares upon conversion, exchange, exercise or the triggering of any financial instrument. The main conditions of such financial instruments are to be determined by our board of directors.

When issuing relevant financial instruments, our board of directors is authorized to limit or withdraw the advance subscription rights of shareholders to subscribe for the relevant financial instrument:
•if the issuance is for purposes of financing or refinancing, or the payment for, the acquisition of companies, parts of a company, participations, products, intellectual property rights, licenses or investments;
•if the issuance occurs in national or international capital markets or through a private placement;
•following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 18% of the share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors;
•for the defense of an actual, threatened or potential takeover offer that the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the board of directors has not found such takeover offer to be financially fair to the shareholders or to be in the Company’s interest; or
•if the financial instruments are issued at reasonable terms and conditions, in particular if (1) the financial instruments are issued or entered into at market conditions, (2) the conversion, exchange or exercise price of the financial instruments is set with reference to, and/or subject to change based upon, the valuation of the Company’s equity and/or market conditions, and (3) the financial instruments may be converted, exchanged, exercised or triggered during a maximum period of 10 years from the date of the relevant issuance or contract conclusion.
Uncertificated Securities
Our shares are uncertificated securities (Wertrechte, within the meaning of article 973c of the CO) and, when administered by a custodian (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, or FISA), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with article 973c of the CO, we will maintain a non-public register of uncertificated securities (Wertrechtebuch). We may at any time without the approval of our shareholders and at our cost convert shares issued as uncertificated securities into another form (including global certificates) or convert shares issued in one form into another form. Following the entry in the share register, a shareholder may at any time request from us a written confirmation in respect of the shares held by such shareholder. Shareholders are not entitled, however, to request the printing and delivery of certificates or the conversion of the shares in one form into another form. We may print and deliver certificates for shares at any time.
General Meeting of Shareholders
Ordinary and Extraordinary General Meetings of Shareholders
The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held.
An annual ordinary general meeting of shareholders must be held annually within six months after the close of a corporation’s financial year. In our case, this means on or before June 30 of any calendar year. The annual general meeting of shareholders is convened by our board of directors or, if necessary, our auditors.
An extraordinary general meeting of shareholders may be called (1) by a resolution of the board of directors or by our auditors, in each case when deemed necessary, or by our liquidators or the representatives of bondholders, if any, (2) if so resolved by a general meeting of shareholders or (3) if shareholders who hold, alone or together, ordinary shares representing at least 10% of the share capital request such general meeting of shareholders in writing, indicating the matters to be discussed and the corresponding proposals and, in case of elections, the names of the nominated candidates, including the information required for a request for inclusion of an item on the agenda as set forth below (“—Agenda Requests”). Further, our board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our annual stand-alone statutory balance sheet, half of our share capital and reserves are no longer covered by our assets.

Powers
The following powers are vested exclusively in the general meeting of shareholders:
•adoption and amendment of the articles of association, including an amendment of the purpose or the relocation of the registered office;
•election and dismissal of the members of the board of directors, the chairperson of the board of directors, the members of the compensation committee, the independent proxy and the auditors;
•approval of the annual management report, the annual consolidated financial statements and the annual stand-alone statutory financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to (interim) dividends and the repayment of the statutory capital reserves;
•approval of the compensation of the board of directors and of the executive committee pursuant to the articles of association;
•granting discharge from liability to the members of the board of directors and the persons entrusted with management; and
•passing of resolutions as to all matters reserved by law or under the articles of association to the general meeting of shareholders or that are submitted to the general meeting of shareholders by our board of directors subject to its non-transferable and inalienable powers and duties.
Voting and Quorum Requirements
Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of the votes represented at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.
Under Swiss corporate law or our articles of association, a resolution of the general meeting of shareholders passed by two-thirds of the votes represented at the meeting and the absolute majority of the nominal value of the shares represented at such meeting is required for:
•the amendment of the Company’s purpose;
•the creation of shares with privileged voting rights;
•the restriction on the transferability of shares and the cancellation of such a restriction;
•an authorized or conditional increase in share capital;
•an increase in share capital through the conversion of equity surplus, against contribution in kind or for purposes of an acquisition of assets, or the granting of special benefits;
•the limitation or withdrawal of pre-emptive rights;
•the relocation of the registered office of the Company;
•the dissolution of the Company;
•the dismissal of any member of the board of directors, of the chairperson of the board of directors or of any member of the compensation committee before the end of his or her term of office; and
•the amendment or repeal of the registration or voting restrictions, the provision setting a maximum board size, and the provision for indemnification of the members of the board of directors and the executive committee set forth in our articles of association.

The same voting requirements generally apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended, or the Swiss Merger Act (including a merger, demerger or conversion of a corporation); see “—Compulsory Acquisitions; Appraisal Rights.”
In accordance with Swiss law and generally accepted business practices, our articles of association do not provide for quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one third of the outstanding voting shares.
Notice
General meetings of shareholders must be convened by our board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Shareholders of record may also be informed by ordinary mail, or, if legally permitted, by e-mail or on our website. The notice of a general meeting of shareholders must include the items on the agenda, the proposals of our board of directors and the shareholder(s) who requested that a general meeting of shareholders be held or an item be included on the agenda and, in case of elections, the names of the proposed candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required to put proposals to the meeting related to items already on the agenda or for debates of matters on which no resolution is to be taken.
Our annual report, the compensation report and the auditors’ reports must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the annual general meeting of shareholders.
Agenda Requests
Pursuant to Swiss law and our articles of association, shareholders who alone or together either (1) hold shares with an aggregate nominal value of at least CHF 1,000,000 or (2) represent at least 10% of the share capital may request that an item be included on the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be made at least 45 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:
•a brief description of the business desired to be brought before the general meeting of shareholders and the reasons for conducting such business at the general meeting of shareholders;
•the proposals regarding the agenda item;
•the name and address, as they appear in the share register, of the shareholder proposing such business;
•the number of shares which are beneficially owned by such shareholder (including documentary support of such beneficial ownership);
•the dates upon which the shareholder acquired such shares;
•any material interest of the proposing shareholder in the proposed business;
•a statement in support of the matter; and
•all other information required under the applicable laws and stock exchange rules.
In addition, if the shareholder intends to solicit proxies from the shareholders of a company, such shareholder shall notify the company of this intent in accordance with SEC Rule 14a-4 and/or Rule 14a-8.
Shareholder Proposals

Under Swiss statutory law and our articles of association, at any general meeting of shareholders any shareholder may put proposals to the meeting related to items already on the agenda. In addition, even if the proposal is not part of any agenda item, any shareholder may propose to the meeting to convene an extraordinary general meeting of shareholders or to have a specific matter investigated by means of a special investigation where this is necessary for the proper exercise of shareholders’ rights.
Voting Rights
Subject to the voting rights limitation set forth in our articles of association, each of our shares entitles a holder to one vote. The shares are not divisible. We only accept one representative per share and the voting right and the rights associated therewith may only be exercised vis-à-vis us by a shareholder, usufructuary or nominee to the extent that such person is registered in the share register with voting rights at a cut-off date to be determined by our board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy (annually elected by the general meeting of shareholders), by their legal representative or by any other representative of their choice with authorization to act as proxy.
Our articles of association contain provisions that prevent investors from acquiring voting rights exceeding 18% of our issued share capital. Subject to Swiss law and our articles of association, no person or entity shall be registered in the share register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than 18% of the share capital registered in the Commercial Register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals, legal entities or partnerships who act in concert or otherwise act in a coordinated manner or acquire shares indirectly shall be treated as one single person. Specifically, if an individual or legal entity acquires ordinary shares and, as a result, directly or indirectly, has voting rights with respect to more than 18% of the share capital registered in the Commercial Register, the ordinary shares exceeding the limit of 18% shall be entered in the share register as shares without voting rights.
This restriction also applies to persons or entities who hold or acquire some or all of their shares through nominees, including via Cede & Co., New York (or any successor), as the nominee of The Depository Trust Company, New York, acting in its capacity as clearing nominee. Our board of directors may, in its own discretion, register persons who declare in the registration application that they hold the shares as nominees on behalf of third party beneficiaries in the share register as shareholders with voting rights. However, if shares are being held by a nominee for third party beneficiaries, which control or direct (alone or together with third parties) voting rights with respect to more than 18% of the share capital registered in the Commercial Register, our articles of association provide that our board of directors may cancel the registration of the shares with voting rights held by such nominee in excess of the limit of 18%. Furthermore, our articles of association contain provisions that allow our board of directors to make the registration with voting rights of shares held by a nominee subject to conditions, limitations and reporting requirements and to impose or adjust such conditions, limitations and requirements once registered. However, any shareholders already being registered with, and/or having been allocated, more than 18% of the share capital registered in the Commercial Register prior to the registration with the Commercial Register of our amended and restated articles of association (if any) will remain or will be registered with voting rights for such shares. Furthermore, our board of directors may resolve not to apply, in part or in full, these restrictions or limits by way of exception for justified reasons with the majority vote of two-thirds of all its members.
Further, no shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of 18% of the share capital registered in the Commercial Register. This voting rights limitation applies equally to parties acting in concert. Our board of directors may resolve not to apply this voting rights limitation by way of exception for justified reasons with the majority vote of two-thirds of all its members. This voting rights limitation does not apply to the exercise of voting rights by shareholders or their proxies to the extent that their shares are validly registered with voting rights in the share register pursuant to our articles of association and they are still in compliance with our articles of association.
Dividends and Other Distributions

Our board of directors may propose to the general meeting of shareholders that a dividend or other distribution be paid but cannot itself authorize the dividend or distribution. Under Swiss law and our articles of association, dividend payments and other distributions require a resolution passed by an absolute majority of the votes represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend or distribution proposal of our board of directors conforms to Swiss statutory law and our articles of association.
Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous financial years (Bilanzgewinn), or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law or the articles of association have been deducted. We may not be permitted to pay interim dividends out of profit of the current financial year.
Distributable reserves are generally booked either as voluntary “retained earnings” (freiwillige Gewinnreserven), as statutory “retained earnings” (gesetzliche Gewinnreserve), as statutory capital reserves (gesetzliche Kapitalreserve) or as reserves from capital contributions (Kapitaleinlagereserven). Under the CO, if our general reserves amount to less than 20% of our paid-in nominal share capital, then at least 5% of our annual net profit must be retained as general reserves (statutory “retained earnings”). The CO permits us to accrue additional general reserves. Further, we are required to present the amount of the purchase price of own shares repurchased (whether by us or a subsidiary) as a negative item in equity, or as reserves for own shares, respectively, in our annual stand-alone statutory balance sheet, and such amount may not be used for dividends or subsequent repurchases. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.
Distributions out of issued share capital (i.e., the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the votes represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the Commercial Register. Our share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is re-established by sufficient new fully paid-in share capital. Upon approval by the general meeting of shareholders of the capital reduction, our board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.
Our board of directors will determine the ex-dividend, record and payment dates. Dividends are usually due and payable shortly after the general meeting of shareholders has passed the resolution approving the payment, but shareholders may also resolve at the general meeting of shareholders to pay dividends in quarterly or other installments.
The decision to propose the payment of dividends or other distributions is a business decision that will be made by our board of directors from time to time based on our results of operations, financial position, capital requirements, contractual restrictions, business prospects, and such other considerations as our board of directors considers relevant. For more information on our intended dividend policy, see the section in this Annual Report entitled “Item 10. Additional Information--Taxation--Dividends and paying agents”.
For a discussion of the taxation of dividends, see the section in this Annual Report entitled “Item 10. Additional Information--Taxation--Swiss Taxation.”
Transfer of Shares
Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules.
Voting rights may be exercised only after a shareholder has been entered in the share register with his or her full name, address and nationality or, in the case of legal entities, the company name and the registered office as a shareholder with voting rights. For a discussion of the restrictions applicable to the registration in the share register and the exercise of voting rights, see the section of this Annual Report entitled “Item 10.B. Additional Information - Memorandum and articles of association”
Inspection of Books and Records
Under the CO, a shareholder has a right to inspect our share register with respect to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets.
Special Investigation
If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, such shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request the competent court to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holding shares with an aggregate nominal value of at least CHF 2,000,000 may request, within three months after the general meeting of shareholders, that the competent court appoint a special examiner. The competent court will issue such an order if the petitioners can furnish prima facie evidence that our corporate bodies or any member thereof infringed the law or our articles of association and thereby caused damages to us or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.
Shareholders’ Rights to Bring Actions for the Benefit of the Company
According to the CO, an individual shareholder may bring an action, in its own name and for the benefit of the Company, against the Company’s directors, officers or liquidators for the recovery of any losses we have suffered as a result of the intentional or negligent breach by such directors, officers or liquidators of their duties.
Compulsory Acquisitions; Appraisal Rights
Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, conversion of a corporation and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting.
If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.
Swiss corporations may be acquired by an acquirer through the direct acquisition of shares. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if 90% of the shareholders of the transferring company who are entitled to vote give their consent. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation).
For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are not adequate, a shareholder may request the competent court to determine an adequate amount of compensation. Shareholders who consider their equity rights not to have been adequately preserved or the compensation received or to be received to be inadequate are entitled to exercise appraisal rights in accordance with the Swiss Merger Act by filing a suit against the surviving corporation with the competent Swiss civil court at the registered office of the surviving corporation or of the transferring corporation. The suit must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. If such a suit is filed, the court must assess whether the equity rights have been adequately preserved or the compensation paid or to be paid to the shareholders is adequate compensation and, should the court consider it to be inadequate, determine any additional adequate compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.
In addition, under Swiss law, the sale of all or substantially all of our assets may be construed as a de facto dissolution of the Company, and consequently require the approval of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting. Whether a shareholder resolution is required depends on the particular transaction, and the following circumstances are generally deemed relevant in this respect:
•a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
•the company’s assets, after the divestment, are not invested in accordance with the company’s business purpose set forth in its articles of association; and
•the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.
Board of Directors
Number of Directors; Election
Our articles of association provide that our board of directors shall consist of a minimum of three members and a maximum of nine members.
The members of our board of directors and the chairperson are elected annually by the general meeting of shareholders for a term of office until completion of the next annual general meeting of shareholders and are eligible for re-election. Each member of our board of directors must be elected individually.
Powers
Our board of directors has the following non-transferable and inalienable powers and duties:
•the ultimate management of the Company and the issuance of necessary instructions;
•the determination of the organization of the Company;
•the structuring of the accounting system, of the financial controls and of the financial planning;
•the appointment and dismissal of the persons entrusted with management and representation of the Company, and issuance of rules on the signature authority;
•the ultimate supervision of the persons entrusted with management of the Company, in particular in view of compliance with the law, the articles of association, regulations and directives;
•the preparation of the annual report and the compensation report;
•the preparation of the general meetings of shareholders and the implementation of its resolutions;
•the adoption of resolutions on the increase of the share capital to the extent that such power is vested in the board of directors, the ascertainment of capital increases, the report on the capital increase, and the respective amendments to the articles of association (including deletions);

•the non-transferable and inalienable powers and duties of the board of directors pursuant to the Swiss Merger Act;
•the submission of an application for debt-restructuring moratorium and the notification of the court if liabilities exceed assets; and
•other powers and duties reserved to the board of directors by law or the articles of association.
The board of directors may, while retaining such non-transferable and inalienable powers and duties, delegate some of its powers, in particular the executive management of the Company, in whole or in part to one or several of its members, to committees or to third parties (such as executive officers) who need not be members of the board of directors nor shareholders. Pursuant to Swiss law and our articles of association, details of the delegation must be set forth in the organizational regulations issued by the board of directors. The organizational regulations may also contain other procedural rules such as quorum requirements. Our board of directors has delegated the executive management of the Company to our chief executive officer.
Indemnification of Directors and Executive Management
Under Swiss law, subject to certain limitations, a corporation may indemnify and hold harmless directors and other persons entrusted with its management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in connection with the execution of their statutory duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent breach of his or her duties. Our articles of association contain provisions governing the indemnification of the members of our board of directors and of our executive committee and the advancing of related defense costs to the extent not included in insurance coverage or paid by third parties. In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.
We have entered into indemnification agreements with each of the members of our board of directors and of our executive committee.
Conflict of Interest; Management Transactions
Swiss law does not have a specific provision regarding conflicts of interest. However, the CO requires our directors and executive officers to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive officers. This rule is generally understood to disqualify directors and executive officers from participating in decisions that directly affect them. Our directors and executive officers are personally liable to us for breaches of these obligations.
Under Swiss law, directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and in certain circumstances our creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of our shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder, director or associated person acted in bad faith.
If in connection with the entering into a contract (except relating to daily business matters for a value of up to CHF 1,000) we are represented by the person with whom we are entering into the contract with, such contract must be in writing.
Our Code of Conduct and organizational regulations also cover a broad range of matters, including the handling of conflicts of interest.
Principles of the Compensation of the Board of Directors and Executive Committee
The Company is subject to the Compensation Ordinance.

Say on pay
The Compensation Ordinance requires a “say on pay” approval mechanism for the compensation of the board of directors and the executive committee pursuant to which the shareholders must vote on the compensation of the board of directors and the executive committee on an annual basis commencing with our first annual general meeting of shareholders following the Public Offering to be held in 2022. In accordance with these requirements, our articles of association provide that the general meeting of shareholders must, each year, approve separately the proposals of the board of directors regarding the aggregate amounts of:
a.the maximum compensation of the board of directors until completion of the next annual general meeting of shareholders; and
a.the maximum compensation of the executive committee for the following financial year.
The board of directors may submit for approval by the general meeting of shareholders deviating or additional proposals relating to the same or different periods.
If the general meeting of shareholders does not approve the proposed amount of compensation, the board of directors prepares a new proposal, taking into account all relevant factors, and submits such new proposal for the approval at the same general meeting of shareholders, a subsequent extraordinary general meeting of shareholders or the next annual general meeting of shareholders.
If the maximum aggregate amount of compensation of the executive committee already approved by the general meeting of shareholders is not sufficient to also cover the compensation of one or more persons who become a member of or are being promoted within the executive committee after the general meeting of shareholders has approved the compensation of the executive committee for the relevant period, each such person may per each compensation period be paid up to 100% of the aggregate amount of maximum compensation of the executive committee last approved by the general meeting of shareholders (supplementary amount).
Compensation principles in our articles of association
The Compensation Ordinance requires us to define the principles for the determination of the compensation of the board of directors and the executive committee in our articles of association. According to our articles of association, the compensation of the non-executive directors consists of fixed compensation elements and may comprise further compensation elements. The compensation of executive directors and members of the executive committee comprises fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. The total compensation shall take into account the position and level of responsibility of the recipient. Compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. Our board of directors or, to the extent delegated to it, the compensation committee determines grant, vesting, exercise, restriction and/or forfeiture conditions and periods and may provide for continuation, acceleration or removal of vesting, exercise, restriction and/or forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case for pre-determined events such as a change of control or termination of an employment or mandate agreement.
Our articles of association permit us or our subsidiaries to grant loans or credits to our directors and executive officers at market conditions whereby the total amount of such loans and credits may not exceed CHF 5 million.
Prohibited forms of compensation
The Compensation Ordinance prohibits certain types of compensation arrangements with members of a listed Swiss corporation’s board of directors and executive committee. In particular, the Compensation Ordinance prohibits severance payments in any form. Notice periods in employment agreements exceeding one year and employment agreements for a fixed term of more than one year are deemed to be prohibited severance payments. Post-employment non-compete covenants and consultancy agreements are not subject to the Compensation Ordinance’s severance pay prohibition, unless they are deemed to be disguised severance payments based on their terms. The Compensation Ordinance also restricts certain forms of advance compensation payments. Replacement awards compensating benefits and other entitlements that executive officers forfeit from their previous employers are permissible, whereas genuine and unconditional prepayments of salary (i.e., if the contractual salary is paid in advance without being subject to conditions) are not permitted. The Compensation Ordinance also prohibits certain types of transaction bonuses and certain other types of compensation and benefits not expressly provided for by a company’s articles of association.
Compensation disclosure
The Compensation Ordinance requires the board of directors to prepare an annual audited compensation report disclosing the compensation directly or indirectly awarded to members of the board of directors and the executive committee (and, to the extent not in line with market standards, to former members of and parties related to these bodies) for the past financial year. The compensation awarded to the board of directors has to be disclosed both on an aggregate basis as well as individually on a named basis for each director. The compensation awarded to the executive committee has to be disclosed on an aggregate basis; in addition, the compensation of the highest paid member of the executive committee needs to be disclosed individually on a named basis. In case the company pays compensation out of the supplementary amount as described above, such compensation has to be disclosed on an aggregate basis as well as individually on a named basis. In addition, we have to disclose the shares and other equity-linked positions held by members of the board of directors and of the executive committee or persons closely related to them in the notes to our annual financial statements.
Our articles of association provide that if the variable compensation of the executive committee is submitted to the annual general meeting of shareholders for approval for the following financial year, the compensation report for the relevant financial year is subsequently submitted to the annual general meeting of shareholders for an advisory vote.
Criminal provisions
Directors or members of the executive committee who pay or receive certain impermissible forms of compensation and thereby act against their “better knowledge” (wider besseres Wissen) are subject to criminal liability (imprisonment and monetary penalty). Directors who do not comply with certain other provisions of the Compensation Ordinance against their “better knowledge” are also subject to criminal liability (imprisonment and/or a monetary penalty).
Borrowing Powers
Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.
Repurchases of Shares and Purchases of Own Shares
The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that we have freely distributable reserves in the amount of the purchase price. Further, the aggregate nominal value of all shares held by us must not exceed 10% of our share capital. Pursuant to the CO, where shares are acquired in connection with a transfer restriction set out in our articles of association, the foregoing upper limit is 20%. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years. We must present the acquired shares on our stand-alone statutory balance sheet as a negative item in our equity.
Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends, pre-emptive rights in the case of share capital increases and advance subscription rights.
In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may purchase and sell our own shares from time to time in order to, among other things, meet our obligations under our equity incentive plans, to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares, or for purposes of cancellation.
Notification and Disclosure of Substantial Share Interests
The disclosure obligations generally applicable to shareholders of Swiss corporations under the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading, or the Financial Market Infrastructure Act, do not apply to us since our shares are not listed on a Swiss stock exchange.
Pursuant to article 663c of the CO, a Swiss corporation whose shares are listed on a stock exchange must disclose its significant shareholders and their shareholdings in the notes to its annual stand-alone statutory financial statements to the extent this information is known or ought to be known to it. Significant shareholders are defined as shareholders and groups of shareholders acting in concert who hold more than 5% of all voting rights.
Mandatory Bid Rules
The obligation of any person or group of persons that acquires more than one third of a company’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant company at a minimum price pursuant to the Financial Market Infrastructure Act does not apply to us since our shares are not listed on a Swiss stock exchange.
Limitation of Liability and Indemnification
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent and Registrar of Shares
Our share register will initially be kept by Computershare, N.A., which acts as transfer agent and registrar. The share register reflects only holders of record of our ordinary shares, usufructuaries therein and/or nominees subject to the limitations set forth in article 5 of our articles of association (see for more details the section of this Annual Report entitled Item 10.B. Additional Information--Memorandum and articles of association). Swiss law does not recognize fractional share interests.
Listing
Our ordinary shares are listed on The Nasdaq Global Market under the symbol “VECT.”
C. Material contracts
In addition to the contracts described elsewhere in this Annual Report, the following are summaries of each material contract to which we are a party for the two years preceding the date of this Annual Report.
Underwriting Agreement
We entered into an underwriting agreement with BofA Securities, Inc., SVB Leerink LLC and Credit Suisse (USA) LLC as representatives of the underwriters, on April 8, 2021, with respect to the ordinary shares sold in our initial public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.
Comet Acquisition
On August 30, 2021, we entered into a definitive agreement to acquire Comet Therapeutics, Inc., or Comet, a biotechnology company that has been developing a small molecule platform for the treatment of a large group of IMDs. On September 9, 2021, we issued 185,608 ordinary shares as part of the initial consideration due under that agreement, and we may be required to issue additional ordinary shares if certain milestones are met with respect to VB-1197 or other future potential product candidates developed using the intellectual property that we acquired pursuant to the Comet Merger Agreement.
Kreos Loan
On March 26, 2022, we entered into a note financing agreement with Kreos Capital VI (UK) Limited. The loan is structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, the master loan line, or MLL, comprising two loan facilities of which EUR equivalent of USD 18.75 million is to be a convertible loan line. The remainder of the MLL, being a term loan of EUR equivalent of USD 56.25 million is to be drawn down at the same time as the convertible loan line tranches in three tranches.
Subject to adjustment upon the occurrence of certain regulatory milestones, the Loan will have a 12-month interest-only repayment period followed by a 24-month repayment period of payments comprised of both interest and principal. The Loan contains customary affirmative and negative covenants. The affirmative covenants include, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants include, among others, limitations on our ability to, subject to certain exceptions, incur additional debt.
AKP Partnering Agreement
On March 30, 2022, we entered into a partnering agreement, or the Agreement, with Asahi Kasei Pharma Corporation, or AKP. Under the Agreement, we have granted an exclusive license, with the right to sublicense in multiple tiers, to AKP, to develop, commercialize and exploit products derived from our lead product candidate, apraglutide, within the territory of Japan. We and AKP will form a joint steering committee to review, discuss and approve development and regulatory plans, and AKP’s activities under the agreement will be conducted in partnership with us. We retain all rights to apraglutide not granted to AKP.
For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions” of this Annual Report.
D. Exchange controls
Not applicable.
E. Taxation
Swiss taxation
The following summary contains a description of the principal Swiss income tax consequences of the acquisition, ownership and disposition of our shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of Shares. In particular, the summary is directed only to holders that hold Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that actually or constructively own a participation in our stock that qualifies for reduced taxation, persons that hold Shares as a position in a “straddle” or “conversion” transaction, or as part of a “synthetic security” or other integrated financial transaction, persons that own or are treated as owning 10% or more of our stock by vote or value, or persons that have a “functional currency” other than Swiss franc.
This summary is based on the current tax laws of Switzerland, including the current “Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes and Income” (Treaty), the “Agreement on the Automatic Exchange of Information in Tax Matters with the European Union” and similar bilateral treaties with partner states, all of which are subject to change, possibly with retroactive effect.
Swiss federal withholding tax on dividends and similar distributions

Dividends on Shares made or paid by us out of capital contribution reserves (Reserven aus Kapitaleinlagen), distributions on Shares made or paid by us based upon a reduction of nominal value of Shares (Nennwertherabsetzung) and purchase price for Shares bought back by us for a capital reduction booked against capital contribution reserves and nominal value of Shares are exempt from Swiss federal withholding tax. Dividends and other cash or in-kind distributions (including scrip or stock dividends) on Shares made or paid by us out of profit or reserves other than capital contribution reserves and a purchase price for Shares bought back by us for a capital reduction booked against reserves other than capital contribution reserves are subject to Swiss federal withholding tax at a rate of 35%. The Swiss federal withholding tax must be withheld by us on the gross taxable amount of the dividend or distribution or the purchase price and be remitted by us to the Swiss Federal Tax Administration. Capital gains realized on the sale of Shares in the secondary market are not subject to Swiss federal withholding tax. Any Swiss federal withholding tax must be withheld by us on the gross amount of the dividend or distribution and be remitted to the Swiss Federal Tax Administration.
Swiss-resident recipients
The relevant Swiss tax authority will refund or credit the Swiss federal withholding tax deducted by us on the taxable amounts of dividends or distributions on Shares or taxable amount of purchase price for Shares bought back by us for a capital reduction in full to holders of Shares who are individuals resident in Switzerland and to holders who hold the Shares as part of a trade or business in Switzerland, and who, in each case, among other things, are the beneficial owners of the Shares and the dividends or the distributions made or paid on the Shares or the beneficial owners of the Shares sold to us for a capital reduction and who duly report the dividend or distribution in their income tax return or their statutory financial statements, as applicable, for the relevant tax period.
Non-resident recipients
A holder who is not resident in Switzerland and who does not hold the Shares as part of a trade or business in Switzerland may be entitled to a full or partial refund of the Swiss federal withholding tax deducted if the country in which the recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland, the recipient is the beneficial owner of the Shares and the dividend or distribution and the conditions of such treaty are met. A reduction of the withholding tax at source is not provided for by Switzerland for portfolio holdings and, therefore, is not permissible. Holders of Shares should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a tax refund) may differ from country to country and should consult their own legal, financial or tax advisors regarding the procedures for claiming a refund of the withholding tax.
Residents of the US
A holder who is a resident of the US for purposes of the Treaty without taxable presence in Switzerland to which the Shares are attributable or who is a qualified US pension fund and who, in each case, is the beneficial owner of the Shares and the dividend or distribution and who meets the conditions of the Treaty may apply for a full refund of the Swiss federal withholding tax in the case of qualified US pension funds or in excess of the amount of the 15% treaty rate in all other cases. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms together with an instruction form may be obtained from any Swiss consulate general in the US, the Swiss Federal Tax Administration at the address below or be downloaded from the Swiss Federal Tax Administration's website. Four copies of the form must be duly completed, signed before a notary public of the US, and three of them must be sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of the Swiss federal withholding, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend subject to the tax became payable.
Income and profit tax on dividends and similar distributions
Shares held by Swiss resident individuals as private investments

For holders of Shares who are individuals resident in Switzerland for tax purposes and who hold the Shares as private investments, dividends or distributions on Shares made or paid by us out of capital contributions reserves (Reserven aus Kapitaleinlagen) and distributions on Shares made or paid by us based upon a reduction of nominal value of Shares (Nennwertrückzahlungen) and purchase price for Shares bought back by us for a capital reduction charged to capital contribution reserves and nominal value are exempt from Swiss federal, cantonal and communal income taxes. For such holders, all other amounts of dividends or distributions or purchase price for Shares bought back by us for a capital reduction are subject to Swiss federal, cantonal and communal income taxes.
Shares held as assets of a Swiss business
For a holder who holds the Shares as part of a trade or business carried on in Switzerland, all dividends and distributions, including repayment of nominal value of Shares or distributions out of capital contribution reserves, made or paid by us on Shares and purchase price for Shares bought back by us for a capital reduction must be properly reported in the relevant taxation period for purposes of Swiss federal, cantonal and communal individual or corporate income tax. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may benefit from relief from taxation of the dividends or other distributions, including capital repayments or distributions out of capital contribution reserves, by way of a participation exemption if the Shares held at the time of the dividend or other distribution have a market value of at least CHF 1 million.
Non-resident recipients
A holder of Shares who is not a resident of Switzerland for tax purposes, and who, during the respective tax year, has not engaged in a trade or business carried on through a permanent establishment situated in Switzerland for tax purposes, is not subject to any Swiss federal, cantonal or communal income tax as a result of the receipt of dividends or other distributions on Shares or payments for Shares bought back by us for a capital reduction.
➔ Refer to “Swiss federal withholding tax on dividends and similar distributions” for further information.
Capital gains tax realized on Shares
Shares held by Swiss resident individuals as private investments
A capital gain realized by a holder of Shares (other than a capital gain on the sale of Shares to us for a capital reduction) who is an individual resident in Switzerland for tax purposes and who holds the Shares as private investments classifies as a tax-exempt private capital gain and a capital loss as a non-tax deductible private capital loss for purposes of Swiss federal, cantonal and communal income tax.
➔ Refer to “Shares held as assets of a Swiss business” for information on the taxation of individuals classified as “professional securities dealers.”
➔ Refer to “Income and profit tax on dividends and similar distributions – Shares held by Swiss resident individuals as private investments” for information on the taxation of purchase price received for Shares bought back by us for capital reduction.
Shares held as assets of a Swiss business
For a holder who holds the Shares as part of a trade or business carried on in Switzerland, capital gain or loss realized on the sale of Shares must be included in, or may be deducted from, taxable income in the relevant tax period for purposes of Swiss federal, cantonal and communal individual or corporate income tax. This tax treatment also applies to Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reason of, among other things, frequent dealings and leveraged investments in securities.
Non-resident individuals and legal entities
Holders of Shares who are not resident in Switzerland for tax purposes, and who, during the respective tax year, have not engaged in a trade or business carried on through a permanent establishment in Switzerland for tax purposes, will not be subject to any Swiss federal, cantonal or communal income tax as a result of gain realized on the sale or other disposition of Shares.
Net wealth and capital taxes
Shares held by Swiss resident individuals as private investments
A holder of Shares who is an individual resident in Switzerland for tax purposes and who holds the Shares as private investments is required to include the Shares in taxable assets for purposes of cantonal and communal taxable wealth taxes.
Shares held as assets of a Swiss business
A holder who holds the Shares as part of a trade or business conducted in Switzerland is required to include the Shares in taxable wealth or taxable assets, as applicable, in the relevant tax period for purposes of cantonal and communal individual wealth tax or corporate capital tax, as applicable.
Non-resident individuals and legal entities
Holders of Shares who are not resident in Switzerland for tax purposes, and who, during the respective tax year, have not engaged in a trade or business carried on through a permanent establishment situated in Switzerland for tax purposes, will not be subject to any cantonal or communal wealth tax or capital tax as a result of the holding of Shares.
Stamp duties upon transfer of securities
Secondary market dealings in Shares where no domestic (i.e. Swiss or Liechtenstein) bank or no domestic securities dealer (as defined in the Swiss Federal Stamp Duty Act) is a party or an intermediary to the transaction are not subject to Swiss federal stamp duty on dealings in securities. Where a domestic bank or a domestic securities dealer is a party or an intermediary to such a transaction, Swiss federal stamp duty on dealings in securities at a rate of 0.15% of the purchase price of the Shares is payable if none of the exemptions provided for in the Swiss Federal Stamp Duty Act applies. Subject to applicable statutory exemptions in respect of the one or the other party to a transaction, generally half of the tax is charged to the one party to the transaction and the other half to the other party.
International Automatic Exchange of Information in Tax Matters
On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement, which is based on article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of automatic exchange of information, or the AEOI. The Federal Act on the International Automatic Exchange of Information in Tax Matters, or the AEOI Act, entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.
The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes and for criminal tax proceedings) and adequate data protection.
Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland collects and exchanges information with more than 100 jurisdictions in respect of financial assets, including Shares, as the case may be, held in, and income derived thereon and credited to, accounts or deposits maintained in Switzerland.
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the Double Taxation Treaty between the U.S. and Switzerland. In this regard, on July 17, 2019, the U.S. Senate approved the 2009 protocol, or the Protocol, amending the Double Taxation Treaty regarding income tax between Switzerland and the U.S., or the amended DTT. The Protocol had been approved by the Swiss Federal Assembly on June 18, 2010. On September 20, 2019, Switzerland and the U.S. exchanged the instruments of ratification of the Protocol. With the exchange of the ratification instruments, the amended DTT formally entered into force. The Protocol introduces a mechanism for the exchange of information upon request in tax matters between Switzerland and the United States, which is in line with international standards, and allows the United States to make group requests under FATCA concerning non-consenting U.S. accounts and non-consenting non-participating foreign financial institutions. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.
Material U.S. federal income tax considerations for U.S. holders
The following discussion describes certain material U.S. federal income tax considerations relating to the ownership and disposition of ordinary shares by U.S. holders (as defined below). This summary applies to U.S. holders that hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. holders in light of their particular circumstances, or to U.S. holders subject to special treatment under U.S. federal income tax laws (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens, expatriates or long-term residents of the United States, persons that hold ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons deemed to sell our shares under the constructive sale provisions of the Code, persons who hold or receive our shares pursuant to the exercise of any employee stock option or otherwise as compensation, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This summary does not address any U.S. state or local tax consequences, non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences, the application of special tax accounting rules under Section 451(b) of the Code or the Medicare contribution tax on net investment income.
As used in this discussion, the term “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, or is treated as: (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax consequences relating to an investment in the ordinary shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement and a partner of any such entity should consult its tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the purchase, ownership and disposition of ordinary shares.

Persons considering an investment in ordinary shares should consult their tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Passive foreign investment company consequences
In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or a PFIC, for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of the value of its assets, determined on the basis of a quarterly average, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Our status as a PFIC will depend on the nature and composition of our income, and the nature, composition and value of our assets from time to time. We have not yet determined whether we expect to be a PFIC for the current taxable year, but based on the nature of our income and the estimated value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2021. Because we may hold a substantial amount of cash and cash equivalents following our initial public offering, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which may fluctuate considerably, we may be a PFIC in the current taxable year or future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that are unclear in some respects and subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The composition of our income and assets also is affected by how, and how quickly, we spend the cash we raise in any offering, including our initial public offering.
If we are a PFIC in any taxable year during which a U.S. holder owns ordinary shares, the U.S. holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. holder’s holding period for the ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. holder’s holding period for the ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. holder holds ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ordinary shares. If the election is made, the U.S. holder will be deemed to sell the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC which may result in recognition of gain (but not loss) taxable under the PFIC excess distribution regime without the receipt of any corresponding cash. After the deemed sale election, the U.S. holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.
If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares and one of our subsidiaries or other entity in which we held a direct or indirect equity interest is also a PFIC (i.e., a Lower-tier

PFIC), such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC and would be subject to U.S. federal income tax under the PFIC excess distribution regime on certain distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.
If we are a PFIC, a U.S. holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on ordinary shares if such U.S. holder makes a valid “mark-to-market” election for our ordinary shares. A mark-to-market election is available to a U.S. holder only for “marketable stock.” Our ordinary shares will be marketable stock as long as they remain listed on The Nasdaq Global Market or other “qualified exchange” and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. holder generally would take into account, as ordinary income each year, the excess of the fair market value of ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. holder also would take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. holder’s tax basis in ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for one or more taxable years, we cease to be classified as a PFIC for the remainder of a U.S. holder’s holding period in ordinary shares, the U.S. holder would not be required to take into account any unrecognized gain or loss in the manner described above and any subsequently recognized gain or loss would be subject to tax as described below “—Sale, Exchange or Other Disposition of Ordinary Shares.”
A mark-to-market election will not apply to ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to our subsidiaries. Accordingly, a U.S. holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding the U.S. holder’s mark-to-market election for the ordinary shares.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. holder were able to make a valid qualified electing fund, or a QEF, election. At this time we do not expect to provide U.S. holders with the information necessary for a U.S. holder to make a QEF election, and prospective investors should assume that a QEF election will not be available.
Each U.S. person that is a shareholder of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares.
Distributions
We currently do not expect to make distributions on our ordinary shares. Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. holder that receives a distribution with respect to ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. holder is not a dividend because it exceeds the U.S. holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. holder’s ordinary shares, the remainder will be taxed as capital gain. Because we do not expect to account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect all distributions to be reported to them as dividends. Distributions on ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. If any foreign withholding tax is imposed on dividends paid on ordinary shares, U.S. holders may be eligible for a foreign tax credit against such U.S. holder’s federal income tax liability, or an itemized deduction in lieu of a foreign tax credit. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC with respect to the U.S. holder for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and that includes an exchange of information provision, or (b) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. We believe that the Company qualifies as a resident of Switzerland for purposes of, and are eligible for the benefits of, the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, signed October 2, 1996, as amended and currently in force, or the Treaty. We also believe that the Treaty should be treated as satisfying conditions described in clause (a) above, although there can be no assurance in this regard. Further, our ordinary shares will be listed on The Nasdaq Global Market, which is an established securities market in the United States, and we expect the ordinary shares to be readily tradable on The Nasdaq Global Market, although there can be no assurance in this regard. Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” if the U.S.-Switzerland Treaty is applicable, or if the ordinary shares are readily tradable on an established securities market in the United States, dividends paid on ordinary shares generally will be “qualified dividend income” in the hands of individual U.S. holders, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Each U.S. holder is urged to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
Sale or other taxable disposition of ordinary shares
Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale or other taxable disposition of ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. holders, or long-term capital loss if, on the date of sale or other taxable disposition, the ordinary shares were held by the U.S. holder for more than one year. Any capital gain of a non-corporate U.S. holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Information reporting and backup withholding
U.S. holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “—Passive Foreign Investment Company Consequences”, each U.S. holder who is a shareholder of a PFIC must file an annual report containing certain information.

Dividends on and proceeds from the sale or other disposition of ordinary shares may be reported to the IRS unless the U.S. holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the U.S. holder:
1.fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or
2.is described in certain other categories of persons.
However, U.S. holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability if the required information is furnished by the U.S. holder on a timely basis to the IRS.
U.S. holders should consult their tax advisors regarding the backup withholding tax and information reporting rules.
THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR ANY OTHER TAXING JURISDICTION.

F. Dividends and paying agents
Since our incorporation, we have never declared or paid a dividend, and we do not anticipate paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. As a result, investors in our ordinary shares will benefit in the foreseeable future only if our ordinary shares appreciate in value. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.
Under Swiss law, any dividend must be proposed by our board of directors or, to the extent permitted by, and subject to the requirements of, applicable law and our articles of association, one or several shareholders and be approved at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. We may pay dividends only if we have sufficient distributable profits brought forward from the previous financial years (Bilanzgewinn) or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law or our articles of association have been deducted. Distributable reserves are generally booked either as voluntary “retained earnings” (freiwillige Gewinnreserven), as statutory “retained earnings” (gesetzliche Gewinnreserve), as statutory capital reserves (gesetzliche Kapitalreserve) or as reserves from capital contributions (Kapitaleinlagereserven). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See the section of this Annual Report entitled “Item 10B. Additional Information - Memorandum and articles of association.”
We are a holding company with no material direct operations. As a result, we are largely dependent on dividends or other distributions from our subsidiaries in order to pay a dividend to our shareholders. Our subsidiaries are subject to legal requirements of their respective jurisdictions of incorporation that may restrict them from paying dividends or making other distributions to us. Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.
G. Statements by experts
Not applicable.
H. Documents on display
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.
We maintain a corporate website at http://www.vectivbio.com. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.
The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.
I. Subsidiary information
See the section titled “Item 4. Information on the Company - Organizational Structure” of this Annual Report.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various financial risks such as credit risk, liquidity risk and market risk (including interest-rate and currency risk). The following sections provide an overview of the extent of the individual risks and the goals, principles and processes employed to handle these risks.
As of December 31, 2021, we had $102.7 million of cash and cash equivalents compared with $40.2 million as of December 31, 2020 and outstanding borrowings of $0.3 million as of December 31, 2021 compared with $0.1 million as of December 31, 2020.
Credit risk
Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss. Counterparty risk is minimized by ensuring that our cash and cash equivalents are held with a major Swiss bank, with an A rating as per Standard & Poor's.
The carrying amount of financial assets recorded in our audited consolidated and carve-out financial statements represents our maximum exposure to credit risk without considering the value of any collateral obtained.
Liquidity risk
Liquidity risk management implies maintaining sufficient cash and cash equivalents to meet our financial obligations. Currently the major liquidity sources are represented by shareholders and investors who systematically made up for major liquidity requirements. We monitor our net liquidity position through rolling forecasts based on expected cash flows.
Our financial liabilities are all non-interest bearing. The maturity profile of our financial liabilities is current in nature, with the exception of the non-current portion of our lease liabilities.
Interest rate risk
Except for our short-term cash deposits, we have no other interest-bearing assets or liabilities and the interest rate risk exposure is therefore minimized.
Currency risk
With the exception of certain short-term cash deposits, which are held in foreign currencies (for details refer to Note 17 of our audited consolidated and carve-out financial statements included elsewhere in this Annual Report), as well as trade payables in foreign currencies (for details refer to Note 21 of our consolidated and carve-out financial statements included elsewhere in this Annual Report), we are not exposed to any foreign currency risk. As the cash balances in foreign currencies are held for settlement of expected invoices in these currencies, they are naturally hedged.
In light of our foreign currency positions and assuming that all other variables remain unchanged, any change in the foreign exchange rates of USD/CHF and USD/CAD resulting from a 5% increase/(decrease) in the foreign currencies against CHF would have an impact of $4.5 million/$(5.0 million) on our result for the year ended December 31, 2021 compared with an impact of $1.9 million/$(2.2 million) as of December 31, 2020, respectively. The calculated foreign currency risk is mainly due to cash balances in U.S. dollars. As a significant portion of this cash balance will be used to pay invoices in U.S. dollars, part of the risk is naturally hedged.
During the years ended December 31, 2021, and 2020, we did not enter into any forward currency transactions.
Capital Risk
We are not regulated and not subject to specific capital requirements, however, we aim to be compliant with the specific needs of Swiss law. To ensure that statutory capital requirements are met, we monitor capital periodically on an interim basis as well as annually. From time to time, we may take appropriate measures or propose capital increases at the general meeting of shareholders to ensure the necessary capital remains intact.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

Part II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Initial Public Offering
In April 2021, we sold 8,625,000 of our ordinary shares, nominal value of CHF 0.05 per share each, which includes the full exercise of the underwriters’ option to purchase an additional 1,125,000 ordinary shares, at a public offering price of $17.00 per share, for aggregate gross proceeds to us of approximately $146.6 million. The net offering proceeds to us, after deducting underwriting discounts and commissions totaling approximately $136.4 million and offering expenses totaling approximately $3.2 million. The offering commenced on April 7, 2021 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-254523, for our initial public offering was April 8, 2021. BofA Securities, SVB Leerink and Credit Suisse acted as joint book-running managers for the offering. LifeSci Capital also acted as an underwriter for the offering.
A portion of the net proceeds from our initial public offering has been used to advance apraglutide for the treatment of SBS-IF, a portion has been used to advance our apraglutide program for the treatment of GvHD and a portion has been used for general corporate purposes. The balance is held in cash and cash equivalents and is intended to also be used to advance clinical development of apraglutide.
None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. CONTROLS AND PROCEDURES
A. Disclosure controls and procedures
Disclosure controls and procedures as such term is defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Securities Exchange Act of 1934, as amended, are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on that evaluation, they have identified a material weakness associated to a lack of sufficient internal accounting personnel and systems to support an efficient and structured financial statement close process and to provide for the appropriate monitoring of financial reporting matters. As a result, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of December 31, 2021.
B. Management’s annual report on internal control over financial reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
C. Attestation report of the registered public accounting firm
This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting due to our Emerging Growth Company status and a transition period established by rules of the Securities and Exchange Commission for newly public companies.
D. Changes in internal control over financial reporting
Improvements to our internal control over financial reporting are described in the section entitled “Risk Factors” of this Annual Report, which are being implemented in order to remediate the material weakness described above.

Item 16. [RESERVED]

Item 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Mr. Kapadia is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Kapadia is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. See the section in this Annual Report entitled Item 6.A. Directors and Senior Management for a description of Mr. Kapadia’s relevant experiences.

Item 16.B. CODE OF BUSINESS CONDUCT AND ETHICS
We have adopted a code of business conduct and ethics, or Code of Conduct that is applicable to all our employees, executive officers and directors. The Code of Conduct is available on our website https://ir.vectivbio.com/static-files/. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F. For the year ended December 31, 2021, we did not grant any waivers of the Code of Conduct.

Item 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young AG has served as our independent registered public accountant since 2019 and has audited our consolidated financial statements for the years ended December 31, 2021 and 2020.
The following table shows the aggregate fees for services rendered by Ernst & Young AG to us and our subsidiaries, in the fiscal years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
	(in thousands)
Audit fees	984	329
Audit-related fee	—	—
Tax fees	0	9
Other fees	0	—
Total	984	338
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.
“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.
“Other Fees” are any additional amounts billed for products and services provided by the principal accountant.
Audit and Non-Audit Services Pre-Approval Policy
The Audit Committee has responsibility for, among other things, appointing, setting compensation of and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the Audit Committee, it requires specific pre-approval by the Audit Committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the Audit Committee.
Pursuant to its pre-approval policy, the Audit Committee may delegate its authority to pre-approve services to the chairperson of the Audit Committee. The decisions of the chairperson to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to the management.
All of the services (100%) paid to EY in 2021 have been pre-approved by the Audit Committee and in accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

Item 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Item 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
Not applicable.

Item 16.F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

Item 16.G. CORPORATE GOVERNANCE
We are a foreign private issuer, as defined by the SEC. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. We chose to take advantage of the following limited exemptions:
•Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
•Exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;
•Exemption from quorum requirements for shareholder meetings;
•Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;
•Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;
•Exemption from the requirement to disclose individual compensation for directors and executive officers;
•Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
•Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.
Additionally, Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.
Although Swiss law also requires that we set up a compensation committee, we may follow home country requirements with respect to such committee. Among other things, Swiss law does not require that all or a majority of the compensation committee consist of independent directors.
Our articles of association provide for an independent proxy elected by our shareholders, who may represent our shareholders of record at a general meeting of shareholders, and we must provide shareholders of record with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies, thus our practice may vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

For an overview of our corporate governance principles, see the section of this prospectus entitled “Item 10.B. Additional Information - Memorandum and articles of association.”

Item 16.H. MINE SAFETY DISCLOSURES
Not applicable.

Item 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

Part III
Item 17. FINANCIAL STATEMENTS
The consolidated and carve-out financial statements and the related notes required by this item are included in this Annual Report beginning on page F-1.

Item 18. FINANCIAL STATEMENTS
We have responded to Item 17 in lieu of this item.

Item 19. EXHIBITS

Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibit	File Date
1.1	Form of Amended and Restated Articles of Association of the registrant	F-1/A	333-254523	3.1	April 5, 2021
4.1†	Amended and Restated Exclusive License Agreement by and between Ferring International Center S.A. and GlyPharma Therapeutic Inc. dated as of December 6, 2016	F-1	333-254523	10.1	March 19, 2021
4.2	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	F-1/A	333-254523	10.2	April 5, 2021
4.3†#	2019 Equity Incentive Plan and related form agreements	F-1/A	333-254523	10.3	April 5, 2021
4.4#	2019 Restricted Share Purchase Agreement	F-1/A	333-254523	10.4	April 5, 2021
4.5†#	2020 Equity Incentive Plan and related form agreements	F-1/A	333-254523	10.5	April 5, 2021
4.6#	2020 Restricted Share Purchase Agreement	F-1/A	333-254523	10.6	April 5, 2021
4.7†	Share Purchase Agreement by and among Therachon Holding AG, Therachon AG, GlyPharma Therapeutic Inc. and the several shareholders listed therein, dated as of September 30, 2018, as amended on May 9, 2019 and December 12, 2019 (and further amended pursuant to Exhibit 4.8)	F-1	333-254523	10.7	March 19, 2021
4.8†*	Amendment No. 3 to Purchase Agreement by and among VectivBio Holding AG, GlyPharma Therapeutic Inc. and the several shareholders listed therein, dated as of November 25, 2021
4.9†#	2021 Equity Incentive Plan and related form agreements	F-1/A	333-254523	10.8	April 5, 2021
4.10	2021 Employee Share Purchase Plan	F-1/A	333-254523	10.9	April 5, 2021
4.11†*
Term Loan Agreement by and among VectivBio Holding AG, VectivBio AG, VectivBio US, Inc., GlyPharma Therapeutic Inc./GlyPharma Thérapeutique Inc., VectivBio Comet AG, Comet Therapeutics, Inc. and Kreos Capital VI (UK) Limited, dated as of March 26, 2022

4.12†*
Convertible Loan Agreement by and among VectivBio Holding AG, VectivBio AG, VectivBio US, Inc., GlyPharma Therapeutic Inc./GlyPharma Thérapeutique Inc., VectivBio Comet AG, Comet Therapeutics, Inc. and Kreos Capital VI (UK) Limited, dated as of March 26, 2022

4.13†*	Warrant Agreement by and between VectivBio Holding AG and Kreos Capital VI (Expert Fund) LP, dated as of March 26, 2022
4.14†*
Agreement and Plan of Merger by and among VectivBio Holding AG, Comet Merger Sub, Inc., Comet Therapeutics, Inc. and Stichting Depositary Inkef Investment Fund, As Stockholder Representative, dated as of August 30, 2021

8.1	Principal Subsidiaries of the registrant	F-1	333-254523	21.1	March 19, 2021
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young AG, independent registered public accounting firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

†	Certain portions of this exhibit (indicated by asterisks) have been redacted in accordance with Regulation S-K, Item 601(b)(10).

#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VECTIVBIO HOLDING AG

	By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer (Principal Executive Officer)

Date: April 7, 2022

To the Shareholders and the Board of Directors of VectivBio Holding AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Opinion on the Financial Statements
We have audited the accompanying consolidated and carve-out statements of financial position of VectivBio Holding AG (the Company) as of December 31, 2021, 2020 and 2019, the related consolidated and carve-out statements of operations and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated and carve-out financial statements”). In our opinion, the consolidated and carve-out financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated and carve-out financial statements are the responsibility of the Board of Directors and management. Our responsibility is to express an opinion on the Company's consolidated and carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and carve-out financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated and carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AG
We have served as the Company’s auditor since 2019.
Basel, Switzerland
April 6, 2022

VectivBio Holding AG
Consolidated and carve-out statements of operations and other comprehensive loss

In thousands of United States dollars ("USD")	Notes	For the year ended December 31,
		2021	2020	2019
CONSOLIDATED STATEMENTS OF OPERATIONS
Research and development expenses	7	(50,180)	(43,035)	(15,980)
General and administrative expenses	8	(36,536)	(14,226)	(8,335)
Operating loss		(86,716)	(57,261)	(24,315)

Financial income	9	—	1	15
Financial expense	9	(36)	(1,118)	(50)
Foreign exchange differences, net	9	(193)	(1,565)	869
Loss before income taxes		(86,945)	(59,943)	(23,481)
Income taxes	10	(64)	—	—
Net loss		(87,009)	(59,943)	(23,481)

OTHER CONSOLIDATED COMPREHENSIVE INCOME OR LOSS, NET OF INCOME TAX
Remeasurement of net pension liabilities	20	457	(858)	(678)
Total items that will not be reclassified subsequently to profit or loss		457	(858)	(678)
Exchange differences arising on translation of foreign operations		853	801	338
Total items that may be reclassified subsequently to profit or loss		853	801	338
Total other comprehensive loss, net of income tax		1,310	(57)	(340)
Total comprehensive loss		(85,699)	(60,000)	(23,821)

LOSS PER SHARE
Basic and diluted loss per share (in USD)	12	(3.23)	(6.24)	(2.49)
The accompanying notes are an integral part of these consolidated and carve-out financial statements.

VectivBio Holding AG
Consolidated and carve-out statements of financial position

In thousands of USD	Notes	As of December 31,
		2021	2020	2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	13	51	173	192
Goodwill	14	925	901	883
Intangible assets	14	25,122	21,758	21,329
Right-of-use assets	27	291	114	245
Financial assets		61	64	72
Total non-current assets		26,450	23,010	22,721
CURRENT ASSETS
Other current receivables	15	777	963	252
Other current assets	16	6,597	6,417	1,118
Cash and cash equivalents	17	102,707	40,172	19,813
Total current assets		110,081	47,552	21,183
Total assets		136,531	70,562	43,904
EQUITY AND LIABILITIES
EQUITY
Share capital	18	1,900	1,370	492
Reserves		246,815	101,933	24,479
Accumulated losses		(132,716)	(71,065)	(15,709)
Total equity		115,999	32,238	9,262
NON-CURRENT LIABILITIES
Lease liabilities	27	158	4	106
Net pension liabilities	20	3,190	3,557	1,983
Total non-current liabilities		3,348	3,561	2,089
CURRENT LIABILITIES
Convertible loans at fair value	24	—	—	19,737
Contingent consideration liabilities	19	—	19,140	6,202
Trade payables	21	8,595	9,490	3,222
Accrued expenses	22	8,339	5,247	2,876
Other current liabilities	23	116	774	374
Lease liabilities	27	134	112	142
Total current liabilities		17,184	34,763	32,553
Total liabilities		20,532	38,324	34,642
Total equity and liabilities		136,531	70,562	43,904
The accompanying notes are an integral part of these consolidated and carve-out financial statements.

VectivBio Holding AG
Consolidated and carve-out statements of changes in equity

In thousands of USD	Net parent investment	Share capital	Capital Reserves (Reserves)	Foreign exchange (FX) translation (Reserves)	Accumulated losses	Total
Balance as of January 1, 2019	11,243	—	—	—	—	11,243
Net loss	(6,803)	—	—	—	(16,678)	(23,481)
Other comprehensive income/(loss)	40	—	—	228	(608)	(340)
Total comprehensive (loss)/income	(6,763)			228	(17,286)	(23,821)
Expenses and payments incurred by parent on behalf of Apraglutide Business (Note 2)	8,266	—	—	—	—	8,266
Reclassification of Net parent investment to capital reserves	(12,746)	—	12,746	—	—	—
Issuance of share capital and capital contribution upon separation (Note 18)	—	474	14,142	—	—	14,616
Share capital increase (Note 18)	—	18	—	—	—	18
Share based payments (Note 11)	—	—	—	—	1,577	1,577
Capital distribution to shareholders on receipt of convertible loans (Note 24)	—	—	(2,637)	—	—	(2,637)
Balance as of December 31, 2019	—	492	24,251	228	(15,709)	9,262
Net loss	—	—	—	—	(59,943)	(59,943)
Other comprehensive income/(loss)	—	—	—	801	(858)	(57)
Total comprehensive income/(loss)	—			801	(60,801)	(60,000)
Share capital increase (Note 18)	—	650	54,487	—	—	55,137
Share-based payments (Note 11)	—	—	—	—	5,445	5,445
Capital distribution to shareholders on receipt of convertible loans (Note 24)	—	—	(421)	—	—	(421)
Conversion of convertible loans (Note 24)	—	228	23,920	—	—	24,148
Transaction costs due to capital increase	—	—	(1,333)	—	—	(1,333)
Balance as of December 31, 2020	—	1,370	100,904	1,029	(71,065)	32,238
Net loss	—	—	—	—	(87,009)	(87,009)
Other comprehensive income/(loss)	—	—	—	853	457	1,310
Total comprehensive loss	—	—	—	853	(86,552)	(85,699)

Share capital increase (Note 18)	—	486	153,639	—	—	154,125
Share-based payments (Note 11)	—	—	—	—	24,901	24,901
Issue of treasury shares to employees (note 11)	—	3	(151)	—	—	(148)
Transaction costs due to capital increase (Note 18)	—	—	(13,136)	—	—	(13,136)
Settlement of contingent consideration liabilities in shares (Note 19)	—	31	2,239	—	—	2,270
Issuance of share capital upon asset acquisition (Note 6)	—	10	1,438	—	—	1,448
Balance as of December 31, 2021	—	1,900	244,933	1,882	(132,716)	115,999
The accompanying notes are an integral part of these consolidated and carve-out financial statements.

VectivBio Holding AG
Consolidated and carve-out statements of cash flows

In thousands of USD	Notes	For the year ended December 31,
		2021	2020	2019
Net loss		(87,009)	(59,943)	(23,481)
Adjustments for:
Financial income	9	—	(1)	(15)
Financial expense	9	—	1,077	17
Depreciation and amortization expenses	13/27	303	270	152
Revaluation on contingent consideration liabilities	19	(6,870)	12,938	1,991
Share-based payments	11	24,901	5,445	2,085
Group’s pension expense	20	215	440	196
Net foreign exchange differences		(290)	(832)	(811)
Changes in working capital:
–(Increase)/Decrease in other current receivables		116	(612)	(245)
–(Increase) in other current assets		(891)	(4,885)	(600)
–Increase/(Decrease) in trade payables		(574)	5,594	2,994
–Increase in accrued expenses		3,256	1,990	2,656
–Increase/(Decrease) in other current liabilities		(713)	309	374
–Decrease in payables due to related parties		—	—	(208)
–Interest paid		(1)	(2)	(2)
Payment of contingent consideration liability	19	(4,582)	—	—
Cash flow used in operating activities		(72,139)	(38,212)	(14,897)

Payments for property, plant and equipment	13	(57)	(93)	(56)
Payments for financial assets		—	(7)	(4)
Proceeds from security deposits		—	30	—
Interest received		—	1	15
Payment of contingent consideration liability	19	(5,418)	—	—
Acquisition of Comet Platform	6	(1,197)	—	—
Cash flow used in investing activities		(6,672)	(69)	(45)

Share capital increase		154,125	55,137	15,349
Transaction costs due to capital increase		(12,663)	(1,333)	—
Proceeds from Convertible loans	24	—	2,931	17,069
Net transactions with the Parent Group		—	—	480
Lease principal payments	27	(135)	(148)	(86)
Cash flow provided by financing activities		141,327	56,587	32,812

Net increase in cash and cash equivalents		62,516	18,306	17,870
Cash and cash equivalents at beginning of the year		40,172	19,813	2,126
Net effect of exchange rate changes on cash and cash equivalents		19	2,053	(183)
Cash and cash equivalents at end of the year	17	102,707	40,172	19,813
The accompanying notes are an integral part of these consolidated and carve-out financial statements.

NOTES TO THE CONSOLIDATED AND CARVE-OUT FINANCIAL STATEMENTS
1.Organization and business
VectivBio Holding AG (the “Company”) is a Swiss stock corporation whose registered office is at Aeschenvorstadt 36, Basel, Switzerland. The Company was incorporated on May 22, 2019, in Switzerland. It is subject to provisions of the articles of incorporation and to article 620 et seq. of the Swiss Code of Obligations, which describes the legal requirements for corporations (“Aktiengesellschaften”).
The Company, and its five wholly owned subsidiaries, VectivBio AG, Basel (Switzerland), VectivBio Comet AG, Basel (Switzerland), GlyPharma Therapeutic Inc., Montreal (Canada), Comet Therapeutics Inc. and VectivBio Inc. (USA) (collectively, the “Group”), is a global biotechnology group committed to making a difference in the lives of patients living with serious rare conditions. The Group’s mission is to use scientific innovation to target the biological root causes of serious rare conditions to achieve disease modification. The Group’s lead program, Apraglutide, is a next-generation glucagon-like peptide-2 (“GLP-2”) analog for the treatment of short bowel syndrome (“SBS”) and for the treatment of patients with gastrointestinal acute versus host disease (aGvHD)
On April 9, 2021, VectivBio Holding AG closed its initial public offering of 8,625,000 ordinary shares, at a public offering price of USD 17.00 per share (“Group’s IPO”). The gross proceeds from the offering were USD 146.6 million. The Company’s ordinary shares began trading on the Nasdaq Global Market under the ticker symbol “VECT”.
Separation from Therachon Holding AG
From the Company’s inception on May 22, 2019 until June 30, 2019, the Company was fully owned by Therachon Holding AG (“THAG” or, together with its subsidiaries, the “Parent Group”). The Company was created for the purpose of spinning off the Apraglutide Business (as defined below), following a corporate reorganization of the Parent Group in order to effectuate the separation. The separation, which had been considered as a reorganization under common control for the purpose of the preparation of these consolidated and carve-out financial statements, resulted in the transfer of certain assets (including 100% of the shares of GlyPharma (as defined below)), liabilities and contracts related to the Apraglutide Business (as defined below) at their historical book values from the Parent Group to VectivBio Holding AG and its subsidiaries prior to the spin-off date, which occurred on July 1, 2019.
On July 1, 2019, THAG distributed by way of dividend in kind the shares of VectivBio Holding AG to the existing THAG shareholders (the “Spin-off”) and VectivBio Holding AG and its subsidiaries began operating as a standalone entity.
Prior to Spin-off
On September 30, 2018, THAG, through its 100% owned subsidiary, Therachon AG, acquired 100% of the shares of GlyPharma Therapeutic Inc. (“GlyPharma”) from a third party. GlyPharma’s principal activity was to develop the GLP-2 analog, referred to as the “Apraglutide Business”. After the acquisition of GlyPharma, the Apraglutide Business was integrated into the Parent Group, with certain business functions carried out by multiple legal entities in the Parent Group.
From September 30, 2018 until June 30, 2019, the Apraglutide Business was 100% owned by the Parent Group. During this period, the Apraglutide Business was managed from Switzerland, with operations in Canada.
COVID-19
At the beginning of 2020, an outbreak of a novel strain of coronavirus (“COVID-19”) emerged globally. This event significantly affected economic activity worldwide and, as a result, could materially and adversely affect the operations and financial results of the Group. The extent to which COVID-19 will impact the Group’s results will depend on future developments that cannot be reliably predicted, including actions to contain or treat the disease and mitigate its impact on the economies of the affected countries, among others.

There is significant uncertainty as to the duration and likely effects of this disease which may, among other things, materially impact the Group’s planned future clinical trials or ability to raise funding in the future. This pandemic or outbreak could result in difficulty securing clinical trial site locations, ability to enroll patients in future trials, contract research organizations (“CROs”), and/or trial monitors and other critical vendors and consultants supporting future trials. These situations, or others associated with COVID-19, could cause delays in the Group’s future clinical trial plans and could increase expected costs, all of which could have a material adverse effect on the Group’s business and its financial condition.
As of the date of authorization for issuance of these consolidated and carve-out financial statements, the Group’s operations have not been significantly impacted by the COVID-19 pandemic. The Group is monitoring the impact COVID-19 may have on the clinical development of its product candidate, including potential delays or modifications to its ongoing and planned trials. However, the Group cannot at this time predict the specific extent, duration or full impact that the COVID-19 outbreak will have on its financial condition and operations, including ongoing and planned clinical trials.
Invasion of Ukraine
At the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, the North Atlantic Treaty Organization, or NATO, has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia.
The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a broader regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region.
In particular, Apraglutide is currently being evaluated in a global Phase 3 clinical trial called STARS for the treatment of patients with SBS-IF, conducted by a contract research organization, or CRO. This CRO has both Russian and Ukrainian employees in addition to employees located in Switzerland and other locations.
As of the date of authorization for issuance of these consolidated and carve-out financial statements, the Group’s operations have not been significantly impacted by the conflict. The Group is monitoring the impact this war may have on the clinical development of its product candidate, including potential delays or modifications to its ongoing and planned trials. However, the Group cannot at this time predict the specific extent, duration or full impact that this will have on its financial condition and operations, including ongoing and planned clinical trials.

2.Summary of significant accounting policies
Basis of preparation
The consolidated and carve-out financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and comply with the Swiss law.
The accompanying consolidated and carve-out financial statements reflect the following financial information:
•the carve-out results of operations of the Apraglutide Business from January 1, 2019 to June 30, 2019 (“Pre-Spin-off Period” or “Carve-out Period”), which have been prepared on a carve-out basis; and

•the consolidated financial position of the Group as of December 31, 2021, 2020 and 2019 and the consolidated results of operations of the Group for the years ended December 31, 2021 and 2020, and for the period from July 1, 2019 to December 31, 2019, which have been prepared on a consolidated basis (together, the “Consolidated and Carve-out Financial Statements”).
As IFRS does not provide any guidance for the preparation of carve-out financial statements, IAS 8.12 has been followed. IAS 8.12 requires that the latest pronouncements of other standard setters, other accounting literature and accepted industry practice should be considered. The information for the period from January 1, 2019 to June 30, 2019 was derived from the Parent Group’s historical accounting records as described below in “Carve-out approach (Pre-Spin-off Period)”.
The Consolidated and Carve-out Financial Statements have been prepared on a historical cost basis, except for the contingent consideration liabilities (Note 19) and the Convertible loans (Note 24) that have been measured at fair value.
The Consolidated and Carve-out Financial Statements are presented in United States Dollars (“USD”) and the functional currency of the Company is Swiss Francs (“CHF”).The Consolidated and Carve-out Financial Statements are presented in USD given the fact that the Company is publicly listed in the United States of America (“USA”).
Prior to the five-to-one reverse split of all issued shares effected on April 1, 2021, 44 ordinary shares, 25 series A1 preferred shares and 46 series A2 preferred shares, each with a nominal value of CHF 0.01 per share, were issued by way of conversion of equity surplus into share capital to balance fractional shares. Accordingly, all shares, share-based and per share amounts for all periods have been presented based on the adjusted number of shares, where applicable, to reflect this reverse share split and related capital increase in the Consolidated and Carve-out Financial Statements for the year ended December 31, 2020.
The Consolidated and Carve-out Financial Statements were approved and authorized for issuance by the board of directors of the Company on April 6, 2022.
Carve-out approach (Pre-Spin-off Period)
Through the reorganization, as described above, the Company became the holding company of the Apraglutide Business now comprising the Group, which was under the common control of the Parent Group’s shareholders before and after the reorganization. Accordingly, the Consolidated and Carve-out Financial Statements were prepared as if the reorganization had been completed at the beginning of the reporting period using the book values of the Parent Group. Prior to the Spin-off, the Apraglutide Business had not presented standalone financial statements on a consolidated basis. As a result, financial information for the period from January 1, 2019, to June 30, 2019, was derived from THAG’s historical financial records as if the Apraglutide Business had been a standalone business. Accordingly, the financial information for the periods prior to the Spin-off is shown on a carve-out basis to present the results of operations and the costs of doing business.
All transactions and balances between the Apraglutide Business and THAG during the period prior to the Spin-off, which were not historically settled in cash, were considered to be effectively settled in cash in the Consolidated and Carve-out Financial Statements at the time the transaction was recorded. The total net effect of the settlement of these transactions between the Group and THAG were reflected in the consolidated and carve-out statement of cash flows as “Net transactions with the Parent Group” as financing activity and in the consolidated and carve-out statement of financial position and the consolidated and carve-out statement of changes in equity as “Net parent investment”, which includes the “Expenses and payments incurred by parent on behalf of the Apraglutide Business”.
During the Pre-Spin-off Period, the Group’s equity balance represented the excess of total assets over total liabilities and was recorded within the account “Net parent investment”. “Net parent investment” represents the cumulative investment by the Parent Group in the Group through the Spin-off date. In connection with the Spin-off, the Group’s “Net parent investment” balance was reclassified to capital reserves.

The Apraglutide Business was managed separately from THAG’s other product candidates and did not have significant intercompany relationships with THAG other than incidental general and administrative functions. The related party transactions with the Parent Group prior to the Spin-off are disclosed within Note 26.3.
The carve-out financial information includes the historical amounts derived from the financial records of THAG, and also includes expense allocations based on actual costs incurred by THAG primarily for: 1) certain corporate functions provided by THAG related to legal and other shared services, and 2) employee-related expenses for senior management and other shared employees. These expenses have been allocated based on direct usage when identifiable, with the remainder allocated to the Apraglutide Business proportionately to direct research and development (“R&D”) expenses, which management believes is a reasonable basis of cost allocation. The Group considers the basis on which the expenses have been allocated to be a reasonable representation of the utilization of services provided during the Pre-Spin-off Period. However, the allocations may not reflect the expense that would have incurred if the Apraglutide Business operated as an independent business for the period prior to the separation.
Prior to the separation, the Pre-Spin-off Period includes certain assets and liabilities that were historically held at the Parent Group level but were specifically identifiable or attributable to the Apraglutide Business, such as the contingent consideration liabilities, goodwill, intangible assets, and net pension liabilities. Except for net pension liabilities, the assets and liabilities that were historically held at the Parent Group level and were attributed to the Apraglutide Business resulted from THAG’s purchase of GlyPharma. Net pension liabilities associated with the defined benefit plan historically sponsored by the Parent Group have been included in the Pre-Spin-off Period, since the defined benefit plan was transferred from the Parent Group to the Group as part of the Spin-off. Refer to Note 20 for a further description of net pension liabilities, which were assumed by the Group for those employees that were transferred as part of the Spin-off.
Consolidation
Subsequent to the Spin-off on July 1, 2019, the Group’s financial information is prepared on a consolidated basis, for which the consolidation policies are described below.
The Group consolidates the assets, liabilities, income and expenses and cash flows of the subsidiaries which the Group controls. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
Specifically, the Group controls an investee if and only if it has:
•Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
•Exposure, or rights, to variable returns from its involvement with the investee, and
•The ability to use its power over the investee to affect its returns.
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses and cash flows of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.
When necessary, adjustments are made to the financial statements of the subsidiaries to bring their accounting policies in line with the Group’s accounting policies. Intercompany transactions, balances and unrealized gains/losses on transactions between Group companies are eliminated upon consolidation.
Use of estimates in financial statement presentation
The preparation of Consolidated and Carve-out Financial Statements in conformity with IFRS required management to make estimates and assumptions that affected the reported amounts of income, expenses, assets and liabilities, and the disclosures of contingent consideration liabilities, among others, at the date of the financial statements. The actual outcome may differ from the assumptions and estimates made. If such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change. The areas involving higher degrees of judgment or complexity or where assumptions and estimates are significant to the Consolidated and Carve-out Financial Statements are disclosed in Note 4.
Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer (“CEO”) has been identified as the Chief Operating Decision Maker (“CODM”). The CODM reviews the operating results and operating plans of the Group and makes resource allocation decisions on a company-wide basis.
Current versus non-current classification
The Group presents assets and liabilities in the consolidated and carve-out statement of financial position based on current/non-current classification. An asset is current when it is:
•Expected to be realized or intended to be sold or consumed in normal operating cycle, which is 12 months,
•Held primarily for the purpose of trading,
•Expected to be realized within 12 months after the reporting period, or
•Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period.
All other assets are classified as non-current.
A liability is current when:
•It is expected to be settled in normal operating cycle, which is 12 months,
•It is held primarily for the purpose of trading,
•It is due to be settled within 12 months after the reporting period, or
•There is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period.
The Group classifies all other liabilities as non-current.
Deferred tax assets and liabilities are classified as non-current assets and liabilities, respectively.
Foreign currency translation
(a)Functional and presentation currency
Items included in the Consolidated and Carve-out Financial Statements of the Group are measured using the currency of the primary economic environment in which the individual companies operate (the “functional currency”). The presentation currency of the Group is USD.
(b)Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Foreign exchange gains and losses resulting from the settlement or translation of monetary assets and liabilities denominated in foreign currencies are recognized through profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction.
(c)Group companies
Assets and liabilities of Group companies that are using a functional currency different from the presentation currency of the Group are translated into the presentation currency using year-end exchange rates. Income and expenses and cash flows are translated at average exchange rates. When an average rate does not approximate the actual rate as of the date of the transaction for material one-off transactions, the actual rate is used. All resulting translation differences are recognized directly in other comprehensive income or loss (“OCI”). Upon divestment of a foreign entity, the identified cumulative currency translation difference related to that foreign entity is recognized through profit or loss as part of the gain or loss on divestment.
Property, plant and equipment
Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the assets’ carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost can be reliably measured. All other repairs and maintenance costs are charged through profit or loss during the financial period in which they are incurred. Gain or loss on disposals is determined by comparing proceeds from disposal with the carrying amount and is included in profit or loss.
Depreciation of property, plant and equipment is calculated using the straight-line method to allocate costs less residual values over the assets’ estimated useful lives, as follows:
•Office Equipment: 4 years
•Laboratory Equipment: 4 years
•IT Equipment: 2.5 years
The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date.
Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.
Internally developed intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected through profit or loss in the period in which the expenditure is incurred.
The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits provided by the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recognized through profit or loss. Intangible assets with indefinite lives are not amortized but assessed for impairment annually.
Research and development expenses
R&D costs consist primarily of remuneration and other expenses related to R&D personnel expenses, costs associated with preclinical testing and clinical trials of product candidates, expenses for R&D services under collaboration agreements, outsourced R&D expenses and depreciation and amortization expenses. Expected but not yet invoiced R&D expenses are accrued if they relate to the current financial period.
Research costs are expensed as incurred, as these expenses do not meet the criteria for capitalization. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:
•The technical feasibility of completing the intangible asset so that the asset will be available for use or sale,
•Its intention to complete and its ability and intention to use or sell the asset,
•How the asset will generate future economic benefits,
•The availability of resources to complete the asset, and
•The ability to measure reliably the expenditure during development.
Amortization of capitalized intellectual property research and development (“IPR&D”) starts once the development is complete and the asset is available for use, which is usually the point in time at which marketing approval is granted by the relevant authority. Before that date, capitalized IPR&D is tested at least annually for impairment, irrespective of whether any indication of impairment exists.
Business combinations, goodwill and asset acquisitions
Business combinations are accounted for using the acquisition method. The cost of an acquisition is determined as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and are included in general and administrative expenses based on their function.
When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.
Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments” (“IFRS 9”) is measured at fair value with changes in fair value recognized through profit or loss. If the contingent consideration is not within the scope of IFRS 9, it is measured in accordance with the appropriate standards under IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, the gain is recognized through profit or loss.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is tested for impairment annually as of December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill is allocated to. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.
Asset acquisitions are acquisitions that do not qualify as business combinations under IFRS 3. IFRS 3 allows the use of an optional concentration test to determine if an acquisition is a business combination or an asset acquisition. Under the optional concentration test, the test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If so, the assets acquired would not represent a business and no further analysis is required.
Assets acquired in an asset acquisition are initially recognized, at the date of acquisition at cost. Costs directly attributable to the acquisition of such assets are included in the initial carrying amount. Contingent consideration in connection with the acquisition of assets, paid upon achievement of performance-related milestones and increasing the utility of the asset, is included in the carrying amount of the asset and the respective liability is recognized when the contingent consideration payment becomes probable. The Group does not recognize the liability at the date of acquisition if at that date it is not clear that there is an obligation before the uncertainty is resolved.
Leases
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group, unless the lease qualifies for one of the exclusions detailed below.
On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease. If that rate cannot be readily determined, the Group’s incremental borrowing rate is used. After the commencement date, the Group measures the lease liability using the effective interest rate method.
On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).
Payments associated with short-term leases (lease term of 12 months or less) and with leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.
As of December 31, 2021, 2020 and 2019 the Group had leases of office space and car parking spaces. Refer to Note 27 for further information on the Group’s leases.
Impairment of non-financial assets
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, excluding goodwill, are reviewed for possible reversal of previously recognized impairment at each reporting date.

Financial assets
The Group only has financial assets classified within the category “financial assets at amortized cost”. The classification at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group’s financial assets at amortized cost include receivables that are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.
These assets are measured initially at their fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method and are subject to impairment.
A financial asset is derecognized when:
•the contractual rights to the cash flows from the asset have expired; or
•the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
Impairment of financial assets
The Group recognizes an allowance for expected credit losses (“ECLs”) for all financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. This definition is also used for the purposes of the statement of cash flows.
Current and deferred income tax
Income tax expense for the period is comprised of current and deferred tax. Income tax is recognized through profit or loss, except to the extent that it relates to items recognized in OCI or directly in equity. In this case, the income tax is also recognized in OCI or directly in equity, as applicable.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, no deferred tax assets or liabilities are recognized in a transaction that is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred offering costs
Deferred offering costs consist principally of incremental legal and underwriting fees that are directly related to the Group’s IPO. There were no deferred offering costs capitalized as of December 31, 2019. Deferred offering costs capitalized as of December 31, 2020, amounted to USD 503 thousand and were included in other current assets (Note 16). As of April 2021, such costs have been offset against proceeds from the IPO upon completion. No further offering costs have been deferred nor capitalized as of December 31, 2021.
Financial liabilities
The Group’s financial liabilities include trade and other payables, contingent consideration liabilities, and Convertible loans. The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Group’s accounting policy for each category is described below:
Fair value through profit or loss (“FVTPL”)
This category comprises contingent consideration liabilities and Convertible loans designated at FVTPL. They are recognized initially at fair value and subsequently remeasured to fair value at each reporting date with changes in the carrying value recognized in profit or loss.
When a financial liability contains one or more embedded derivatives, the Group has elected to designate the entire hybrid contract at FVTPL.
Other financial liabilities
This category comprises trade payables and other payables that are recognized initially at fair value net of directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest rate method, with interest expense recognized on an effective yield basis.
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expired.
Share capital
Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. Ordinary shares as well as preferred shares are classified as equity.
Fair values
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability, or
•In the absence of a principal market, in the most advantageous market for the asset or liability.
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input that is significant to the fair value measurement as a whole:
•Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,
•Level 2 - Valuation techniques for which the lowest level of input that is significant to the fair value measurement is directly or indirectly observable, or
•Level 3 - Valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.
The fair values of financial assets and liabilities at the reporting date are not materially different from their reported carrying values unless specifically mentioned in the notes to the Consolidated and Carve-out Financial Statements.
Employee benefits
(a)General
Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the period in which the associated services are rendered by employees of the Group.
(b)Net pension liabilities
The cost of providing benefits under the defined benefit plan is determined using the Projected Unit Credit method.
Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding net interest (not applicable to the Group) and the return on plan assets (excluding net interest), are recognized immediately in the statement of financial position with a corresponding debit or credit to accumulated losses through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.
Past service costs are recognized through profit or loss on the earlier of:
•The date of the plan amendment or curtailment, or
•The date on which the Group recognizes related restructuring costs.
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following changes in the net defined benefit obligation as “employee expenses” (either within R&D expenses or within general and administrative expenses depending on their function) through profit or loss:
•Service costs comprised of current service costs, past service costs, gains and losses on curtailments and non-routine settlements, and
•Net interest expense or income.
Equity-settled share-based payments
The Group has offered equity-settled share-based payments to employees, board members, and certain external consultants providing services similar to those rendered by employees. These share-based payments are measured at the fair value of the equity instruments at the grant date.
The fair value determined at the grant date of the equity-settled share-based payments, less the acquisition cost to the beneficiary, if applicable, is expensed over the period in which the service and, where applicable, the other vesting conditions are fulfilled (the vesting period) based on the Group’s estimate of equity instruments that will eventually vest.

The cost is recognized within R&D expenses or within general and administrative expenses depending on their function with a corresponding increase to equity (accumulated losses).
The estimate of the number of awards which will vest is revised at each reporting date. The change in estimate will be recorded as expense (or credit) in profit or loss with a corresponding correction in equity. If a modification of a share-based payment transaction occurs and this modification increases the fair value of the equity instruments granted, the incremental fair value granted is included in the measurement of the amount recognized for the services received over the remainder of the vesting period. The incremental fair value is the difference between the fair value of the modified equity instrument and that of the original equity instrument; both values are estimated as at the modification date. An expense based on the incremental fair value is recognized in addition to any amount in respect of the original instrument, and the original amount is continued to be recognized over the remainder of the original vesting period.
If the terms or conditions of the equity instruments granted are modified in a manner that reduces the total fair value of the share-based payment arrangement, or is not otherwise beneficial to the employee, the services received shall continue to be accounted for as consideration for the equity instruments granted as if that modification had not occurred.
3.Application of new and revised International Financial Reporting Standards
3.1New and amended Standards and Interpretations that are mandatorily effective for the current year (2021)
For the current year, the Group has applied the following new and amended Standards and Interpretations:
•Amendments to IFRS 16 “Covid-19-related Rent Concessions” (effective from annual period beginning on or after June 1 2020) – no material impact.
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform Phase 2” (effective from annual period beginning on January 1, 2021) – no material impact.
3.2Standards and Interpretations in issue but not yet effective
As of December 31, 2021, the Group has not adopted the following Standards that have been issued but are not yet effective. They will be effective on or after the dates described below.
The Group does not expect any significant impact from the new or amended Standards and Interpretations mentioned below:
•Amendments to IFRS 16 “Covid-19-related Rent Concessions beyond 30 June 2021” (effective from annual period beginning on or after April 1, 2021)
•Amendments to IFRS 17 “Insurance Contracts” (effective from annual period beginning on January 1, 2023)
•Amendments to IAS 16 “Property, Plant and Equipment”: Proceeds before Intended Use (effective from annual period beginning on January 1, 2022)
•Amendments to IFRS 3: Reference to the Conceptual Framework (effective from annual period beginning on January 1, 2022)
•Amendments to IAS 37 “Onerous Contracts” –Costs of Fulfilling a Contract (effective from annual period beginning on January 1, 2022)
•IFRS 9 “Financial Instruments” – Fees in the ’10 per cent’ test for derecognition of financial liabilities (effective from annual period beginning on January 1, 2022)

•Amendment of Illustrative example 13 of IFRS 16 (effective from annual period beginning on January 1, 2022)
•IFRS 1 “First-time Adoption of International Financial Reporting Standards” – Subsidiary as a first-time adopter (effective from annual period beginning on January 1, 2022)
•IAS 41 “Agriculture” – Taxation in fair value measurements (effective from annual period beginning on January 1, 2022)
•Amendments to IAS 1 - Classification of Liabilities as Current or Non-current (effective from annual period beginning on January 1, 2023)
•Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective from annual period beginning on January 1, 2023)
•Amendments to IAS 8 Accounting Estimates and Errors: Definition of Accounting Estimates (effective from annual period beginning on January 1, 2023)
•Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective from annual period beginning on January 1, 2023)
None of the Standards and Interpretations mentioned above will be applied before their effective date.

4.Summary of critical accounting judgments and key sources of estimation uncertainty
The preparation of the Consolidated and Carve-out Financial Statements in conformity with IFRS required management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and assumptions that have the most significant effect on the amounts recognized in the Consolidated and Carve-out Financial Statements are described below.
4.1Critical accounting judgments
Going concern
The Group has a limited operating history and has experienced net losses and significant cash used in operating activities since the inception of the Group. For the year ended December 31, 2021, the Group had a net loss of USD 87,009 thousand (2020: USD 59,943 thousand) (2019: USD 23,481 thousand) and net cash used in operating activities of USD 72,139 thousand (2020 USD 38,212 thousand) (2019: USD 14,897 thousand). Management expects the Group to continue to incur net losses and have significant cash outflows for at least the next 12 months.
Upon the completion of the Group’s IPO, the Group received net proceeds of USD 143,861 thousand which were partially used to advance the Apraglutide program, business development activities and cover operating expenses and capital expenditures. With a remainder of USD 102,707 thousand (2020 USD 40,172 thousand) (2019 USD 19,813 thousand) in cash as of December 31, 2021, the board of directors of the Company is of the opinion that this cash position, together with the funds from Kreos Loan and AKP agreements (Note 30), signed in March 2022 is sufficient to continue operating through the next 12 months and meet the Group's ongoing operating requirements, recurring expenses, required capital expenditures and acquisition opportunities as they arises.
4.2Key sources of estimation uncertainty
Convertible loans containing embedded derivatives
Convertible loans are initially recognized at fair value at the date the contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting difference in the fair value is recognized through profit or loss. When the contract contains one or more embedded derivatives, the Group designates the entire hybrid contract at FVTPL.
On December 23, 2019, the Company issued Convertible loans to certain shareholders, as lenders (collectively, the “Lenders”), providing for USD 20,000 thousand subordinated loans in aggregate (the “Convertible loans”) with a maturity of two years at a stated interest rate of 4.0% per annum to be accrued on the principal amount until the Convertible loans were converted or mature, of which USD 17,069 thousand was received in cash and recognized as a financial liability as of December 31 2019. During January 2020, the Company received the remaining USD 2,931 thousand in cash.
Pursuant to the terms and conditions of the agreements with the Lenders, there were three triggers, as detailed below, that required the Company either to make a cash payment or mandatorily convert the Convertible loans, based on the conversion price, into preferred shares of the Company during the instruments’ duration:
•Change of control (cash payment);
•Maturity (cash payment upon demand by the Lenders);
•Qualified financing event (conversion to the same class of preferred shares as issued in such financing based on conversion price at discounted share price).

The initial fair value of the instrument was calculated using a weighted average percentage probability of the three possible scenarios above based on their expected discounted future cash flows (for the Change of control and Maturity scenarios) and expected conversion value (for the Qualified financing event). The Group used judgment to estimate the probability of the three future outcomes, including key inputs to the valuation exercise such as: the conversion price, the change of control price, Company’s share price, discount rate, and timing of occurrence. The key assumption in calculating the fair value of the instrument was the probability of securing Series A2 financing of 90%, with the balance of probability allocated to a change of control and redemption at maturity.
The inputs into the fair value calculations of the Convertible loans are classified as level 3 in the fair value hierarchy due to the use of unobservable inputs.
At the completion of the First Tranche that occurred on September 11, 2020, the Convertible loans were mandatorily converted into an aggregate of 4,195,966 Series A1 preferred shares of the Company issued at a conversion price of USD 4.891 (rounded) per share based on the agreement with the Lenders. Immediately prior to conversion, the fair value of the Convertible loans was remeasured assuming the probability of securing Series A2 financing of 100% and using the fair value per share of USD 5.755, representing a subscription price per Series A2 preferred share of the First Tranche of Series A2 financing. Upon conversion, the Convertible loans, including accrued but unpaid interest, were immediately deemed repaid in full and terminated in their entirety. As a result, USD 24,148 thousand was reclassed from liabilities to equity.
Refer to Note 24 for further information on the Convertible Loans.
Net pension liabilities
The retirement benefit obligation is calculated based on various financial and actuarial assumptions. The key assumptions for assessing these obligations are the discount rate, interest credit rate, mortality rate, future salary and pension increases, average retirement age and expected life expectation at regular retirement age. The calculations were performed by external actuaries and the principal assumptions used are summarized in Note 20. As of December 31, 2021, the underfunding amounted to USD 3,190 thousand (2020 USD 3,557 thousand) (2019: USD 1,983 thousand). Using other basis for the calculations could have led to different results.
Share-based payments
Following the Spin-off, the Company offered to certain directors, executive officers, employees and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans. These beneficiaries could choose between grant of (i) options to purchase registered ordinary shares of the Company (“Share Option Plan”), (ii) entitlements to registered ordinary shares of the Company (“Restricted Share Unit Plan” or “RSU Plan”) (together with the Share Option Plan, the “2019 Equity Incentive Plan”), or (iii) purchasing restricted ordinary shares under the 2019 restricted share purchase agreement (“2019 RSPA”) at their nominal value of CHF 0.05 per restricted share. The awards granted under the 2019 Equity Incentive Plan and 2019 RSPA vest according to their vesting schedules and terms specified in the respective agreements.
On August 29, 2020, the Company’s board of directors approved an increase to the options available for grant consisting of 2,820,000 registered ordinary shares of the Company for the First Tranche and 1,060,000 registered ordinary shares of the Company for the Second Tranche. Further, on the same date and on September 24, 2020, the board of directors enacted a revised equity incentive plan (“2020 Equity Incentive Plan”), and the 2020 restricted share purchase agreement (the “2020 RSPA”) in connection with Series A2 financing. Under the 2020 Equity Incentive Plan, share options and RSUs were granted, all of which will be equity-settled, and under the 2020 RSPA restricted ordinary shares were sold at their nominal value of CHF 0.05 per share to certain directors, employees, including executive management, and consultants. These instruments vest over a three to four-year vesting period, subject to other vesting conditions.

On March 31, 2021, the Company’s board of directors introduced a new equity incentive plan (“2021 Equity Incentive Plan) and approved an increase to the options available for grant consisting of 6,760,000 registered ordinary shares of the Company. Under the 2021 Equity Incentive Plan, share options and RSUs were granted, all of which will be equity-settled, to certain directors, employees, including executive management, and consultants. These instruments vest over a three to four-year vesting period, subject to other vesting conditions. The options under this plan have strike prices of USD 4.80, 4.91, 7.73 and 11.66.
The 2021 Equity Incentive Plan, 2020 Equity Incentive Plan, the 2020 RSPA, the 2019 Equity Incentive Plan and the 2019 RSPA instruments described above are measured at fair value at their respective grant dates. The Company used two valuation methodologies, which depend on the instrument being valued. For the restricted shares and RSUs, the Company used the share price as the fair value of the underlying equity instrument on the grant date based on the fair value of Company’s ordinary share at the forward value and estimated discount factor. For the share options, the Company used a variation of the Black-Scholes option pricing model (Black model), which takes into consideration the following variables to calculate the fair value of the options: fair value per Company’s ordinary share at the forward value, exercise price, volatility and duration.
The 2021 Equity Incentive Plan was introduced following the Group’s IPO. Therefore the fair value of the granted instruments was estimated applying the valuation methodologies described above but using the quoted price per share of the Company as an input.
In the second half of 2020, the Company calculated the fair value of the ordinary shares in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation. The Company used a probability-weighted expected return method, or PWERM, which is a scenario-based methodology that estimates the fair value of the Company’s ordinary share based upon an analysis of the Company’s future values, assuming various outcomes. Thus, the ordinary share value is based on the probability-weighted present value of expected future scenario proceeds considering each of the possible outcomes available as well as the rights of each class of shares.
The PWERM analysis was performed for the following scenarios (the probabilities for each scenario vary depending on the grant date): IPO, merger/acquisition (“M&A”), and dissolution. The M&A scenario was further split in four scenarios, depending on the statistical measure for the valuation multiple considered: average, median, maximum and minimum multiple. For all of the scenarios, the enterprise value has been estimated based on the market approach (market multiples). Once the present value of each scenario proceeds for each share class was calculated (considering an appropriate risk-adjusted discount rate), the appropriate discount rate due to lack of marketability was applied. Finally, the probability-weighted ordinary share value was calculated, based on the probability assigned to each scenario. In some cases, the Company determined that there were no significant events occurring between a prior valuation date and a subsequent grant. As such, in these cases the Company used the most recent share price valuation as an input to the determination of share-based payment.
In 2019 and the first half of 2020, the fair value of the Company’s ordinary shares was determined using the discounted cash flow method, which calculates the fair value of the underlying ordinary share on the grant date based on the discounted future cash flow projections of the Group.
An expense of USD 24,896 thousand related to these instruments was recognized in profit and loss (2020 USD 5,445 thousand) (2019: USD 1,577 thousand), with USD 7,711 thousand recognized within research and development expenses (2020 USD 1,243 thousand) (2019: USD 277 thousand) and USD 17,185 thousand (2020 USD 4,202 thousand) (2019: USD 1,300 thousand) recognized within general and administrative expenses with a corresponding credit to equity (accumulated losses). For further details, refer to Note 11.

Contingent consideration liabilities
On September 30, 2018, the Parent Group acquired 100% of the shares of GlyPharma from a third party, which was subject to contingent consideration depending on whether future milestones would be met. Contingent consideration is a financial liability and is measured at fair value with changes in fair value recognized through profit or loss. The fair value of the contingent consideration liabilities has been assessed based on the contractual milestone payments remaining and the estimated probability of success.
In 2021, the Group recognized revaluation gains of USD 6,870 thousand (2020 USD: losses of USD 12,938 thousand) (2019: losses of USD 1,991 thousand) within research and development expenses to reflect the changes in the fair value of contingent consideration liabilities during the year. With the completion of the IPO in April 2021, the second condition for payment of the contingent consideration had been met and consequently, the full amount of USD 20,000 thousand (2020: USD 19,140 thousand) (2019: USD 6,202 thousand) has been paid in full in November 2021.
Refer to Note 19 for additional information on the contingent consideration liabilities.
Assessment of the Asset Acquisition and Contingent Consideration
Comet acquisition of assets has been assessed applying the optional concentration test described above. Management had to apply judgment in identifying the assets acquired, their relative fair value, the fair value of the contingent consideration included in the transaction taken into account for the purpose of the concentration test, the uncertainty surrounding such contingent consideration and if the “substantially all” criterion has been met, based on the previous elements. Management has assessed the probability of achievement of the milestones attached to the variable payments included in the asset acquisition agreement as low, thus no liability for such variable payments was recognized as of the date of acquisition.
Refer to Note 6 for additional information on Comet acquisition.
Impairment for intangible assets
The Group reviews, at least on annual basis, the recoverable amount of the intangible assets and goodwill described in Note 14. Such recoverable amount is the higher of the fair value less costs of disposal and the value in use. For the purposes of the determination of the value in use, the Company estimates the present value of the future cash flows expected, which include among other aspects:
•Estimates and assumptions about the future cash flows that the Group expects to obtain from the cash generating units.
•Expectations about possible variations in the amount or timing of those future cash flows.
•The time value of money represented by the current market risk-free rate of interest.
•The price for bearing the uncertainty inherent in the cash generating units.
•Other factors, such as illiquidity, that market participants would reflect in pricing the expected future cash flows.
Refer to Note 14 for more details about methodology and assumptions used in estimating the net recoverable amounts.
With respect to the other non-financial assets, the Group assesses their recoverable amounts if there are impairment indicators.

5.Segment information
The Group has only one business segment: biopharmaceuticals. The Group is managed and operated as one business unit, which is reflected in the organizational and internal reporting structure.
The Group currently operates in Switzerland, Canada and the United States. The Group’s non-current assets not classified as a financial asset amounted to USD 23,601 thousand (2020: USD 1,188 thousand) (2019: USD 1,320 thousand), USD 0 thousand (2020: USD 21,758 thousand) (2019: USD 21,329 thousand)and USD 2,788 thousand (2020: none) (2019: none) and are located in Switzerland, Canada and in the United States, respectively.

6.Acquisitions
On September 9, 2021, the Group acquired 100% of the issued share capital of Comet Therapeutics Inc., a pharmaceutical company based in the United States of America. This transaction has been accounted for as an asset acquisition as the optional concentration test under IFRS 3 has been met.
The purchase consideration was paid in equity and in cash at the acquisition date. Equity consideration represents the number of ordinary shares of the Company rounded down to the nearest whole number, equal to the quotient of USD 1,500 thousand divided by the Company’s weighted average of the closing sale prices for the thirty full consecutive trading days ending on and including the second business day prior to the acquisition (Note 18). Cash consideration paid was USD 500 thousand. The Company has measured the group of assets and liabilities acquired based on their fair value at the date of the transaction allocating the purchase consideration of the group of assets and liabilities to the individual identifiable assets and liabilities acquired on the basis of their relative fair value at the date of purchase.
Details of the purchase consideration and the net identifiable assets acquired are as follows:

As of
2021
In thousands of USD
Product intangibles: not available for use	2,788
Cash and cash equivalents	266
Other liabilities	(142)
Net identifiable assets	2,912

Total consideration paid for asset acquisitions	As of
In thousands of USD	2021
Fair value of common shares issued	1,448
Transaction costs	964
Cash	500
Contingent consideration (Note 29)	—
Total consideration	2,912

Cash flows from asset acquisitions

As of
In thousands of USD	2021
Cash consideration paid	1,463
Cash in acquired company	(266)
Total consideration	1,197
Acquisition-related costs of USD 964 thousand that were directly attributable to the acquisition have been capitalized and included as cash consideration paid in the table above.
There were no acquisitions in the years ending 31 December 2020 and 2019.
7.Research and development expenses

	For the year ended December 31,
In thousands of USD	2021	2020	2019
Employee expenses	14,374	5,398	2,406
Services expenses (i)	31,236	15,855	6,162
Material expenses (i)	3,776	3,368	2,017
License and IP expenses (ii)	557	24	53
Consulting expenses (iii)	6,921	5,280	3,287
Change in contingent consideration liabilities (Note 19)	(6,870)	12,938	1,991
Depreciation and amortization expenses	186	172	64
Total	50,180	43,035	15,980
__________________
(i)Services and material expenses include services from third parties.
(ii)License and intellectual property (“IP”) expenses mainly include legal cost in relation to IP.
(iii)Consulting expenses include services of the scientific advisory and consultants who are not directly employed by the Group.
8.General and administrative expenses

	For the year ended December 31,
In thousands of USD	2021	2020	2019
Employee expenses	23,569	8,496	4,674
Professional services expenses (i)	9,447	3,902	1,851
Travel and meeting expenses	368	304	881
Facility expenses	106	103	105
Insurance and other charges expenses	10	5	15
Employee recruitment expenses	811	367	298
IT maintenance and support expenses	1,345	822	387
Capital tax and other non-income tax expenses	612	109	14
Depreciation and amortization expenses	117	98	88
Office and other administrative expenses	151	20	22
Total	36,536	14,226	8,335
________________
(i)Professional services expenses mainly include legal, accounting and other consulting expenses.

9.‘Financial income and expense

	For the year ended December 31,
In thousands of USD	2021	2020	2019
Interest income	—	1	15
Financial income	—	1	15
Interest expense on lease liabilities	—	(2)	(2)
Interest expense on Convertible loans	—	(513)	(17)
Other interest expenses and bank charges	(36)	(39)	(31)
Changes in fair value of Convertible loans	—	(564)	—
Financial expense	(36)	(1,118)	(50)

Foreign exchange differences, net	(193)	(1,565)	869
10.Income taxes
10.1Income tax recognized through profit or loss
The Group has presence in different countries and is therefore subject to different income and expense items that are non-taxable and/or are taxed at different rates in those tax jurisdictions, based on the pre-tax income of each subsidiary.
The following table provides a reconciliation between income tax expense recognized for the period and the tax calculated by applying the applicable tax rates on accounting loss.The income tax expense of USD 64 thousand relates to current income taxes.

	For the year ended December 31,
In thousands of USD	2021	2020	2019
Loss before income taxes	(86,945)	(59,943)	(23,481)
Income tax calculated at 13.04%	11,338	7,817	3,062
Unrecognized deferred tax assets during the year	(10,053)	(7,743)	(2,644)
Effect of expenses not deductible	(2,229)	(74)	(592)
Effect of income not taxable	1,008	—	—
Other	—	—	(174)
Total income tax expense recognized in profit or loss	64	—	—
The applicable tax rate of the Group is 13.04% and was determined using the domestic tax rate of the Company, which is the statutory tax rate in Basel, Canton of Basel-Stadt, Switzerland.
10.2Income tax recognized in other comprehensive loss or equity
No income tax was recognized in relation to the items recognized through other comprehensive loss or equity.

10.3Deferred tax balances
The balance comprises temporary differences attributable to the following:

	As of December 31,
In thousands of USD	2021	2020	2019
Deferred tax assets:
Tax loss carryforwards	7	2,986	2,782
Total deferred tax assets	7	2,986	2,782
Deferred tax liabilities:
Other	(7)	(254)	(103)
Intangible asset GlyPharma	—	(2,732)	(2,679)
Total deferred tax liabilities	(7)	(2,986)	(2,782)
Net deferred taxes assets	—	—	—
The Group has not recognized deductible temporary differences and the tax loss carryforward because the criteria for recognition (i.e. the probability of future taxable profits) were not met. The gross value of unused tax losses will expire as follows:

	As of December 31,
In thousands of USD	2021	2020	2019
Within one year	—	—	—
Later than one year and not later than five years	(18,664)	—	—
More than five years	(120,483)	(40,300)	(19,410)
Unlimited	(14,844)	(19,079)	(1,455)
Total	(153,991)	(59,379)	(20,865)

Pre-tax losses were predominantly incurred in Switzerland.
Unrecognized tax-deductible temporary differences amount to USD 10,919 thousand (2020: USD 3,557 thousand) (2019: USD 1,983 thousand).

11.Share-based payments
As disclosed in Note 4, following the Spin-off, the Company offered to certain directors, executive officers, employees, and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans to receive restricted shares, share options, or RSUs.
11.1Restricted shares
Following the Spin-off, the Company granted restricted shares to certain directors, executive officers, employees, and external consultants for services provided to the Group. These beneficiaries received a right to purchase restricted ordinary shares for a purchase price at grant date set at the nominal value of CHF 0.05 (USD 0.05) per share. The cost of equity-settled transactions is determined by reference to the difference between the fair value of the restricted ordinary shares at the grant date and the acquisition price. The restricted shares under the 2019 RSPA generally vest in quarterly increments over a four-year period and restricted shares under the 2020 RSPA generally vest in monthly increments over three-year or four-year period, depending on the terms and conditions of the individual agreements. However, for certain beneficiaries, the restricted shares partially cliff-vest on the first anniversary of the grant date, with the remaining awards vesting in quarterly or monthly installments, as applicable, over a two-year to three-year period thereafter. The cost is expensed over the vesting period.
No restricted shares were granted during 2021. During 2020, 2,536,600 restricted shares (2019: 362,000 restricted shares) were granted at an average fair value of USD 4.47 (2019: USD 5.65 per share), of which none were forfeited during the period (2019: 1,875 shares were forfeited by one beneficiary who did not meet the service condition and were repurchased by the Company at the nominal value of CHF 0.05 (USD 0.05) per share).
The total expense of USD 5,311 thousand was recognized during 2021 (2020: USD 4,495 thousand) (2019: USD 497 thousand), of which USD 1,419 thousand within research and development expense (2020: USD 955 thousand) (2019: USD 160 thousand) and USD 3,892 thousand was recognized within general and administrative expenses (2020: USD 3,540 thousand) (2019: USD 337 thousand), with a corresponding credit to equity (accumulated losses).
11.2Share options
Following the Spin-off, the Company granted share options to certain directors, executive officers, employees, and external consultants for services provided to the Group. The share options have an average exercise price of CHF 5.83(USD 5.83) (2020: exercise price of CHF 0.05 (USD 0.05)), which is below the estimated fair value of the Company’s share price on each of the grant dates. Share options have a contractual term of 10 years. The grant date fair value is recognized as expense over the vesting period.
Share options granted under the 2019 Equity Incentive Plan generally vest in quarterly increments over a four-year period and share options granted under the 2021 and 2020 Equity Incentive Plan generally vest in monthly installments over a three or four-year period. However, for certain beneficiaries, the share options either: 1) partially cliff-vest on the first anniversary of the grant date, with the remaining awards vesting in quarterly or monthly installments, as applicable, over a two to three-year period thereafter; or 2) vest within a year from the grant date
During 2021, a total of 2,598,400 share options were granted (2020: 1,193,400 share options) (2019: 501,000 share options). In December 2019, the Company began conversations with several employees as to whether they would be interested in changing their awards from share options to restricted ordinary shares. In January 2020, four employees decided to exchange their share options for restricted ordinary shares, which vest according to the same vesting schedule as included in the relevant share option agreement. All of the underlying share options totaling 431,000 were replaced with restricted ordinary shares. The fair value of the modified instruments was slightly lower than the fair value of the original instruments, both estimated as of the modification date. Therefore, the Company continued to measure the services received based on the grant date fair value of the original instruments.

The assessed fair value at grant date of share options granted is determined using an adjusted form of the Black-Scholes model that takes into account the exercise price and expected price volatility of the underlying share. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the share option is indicative of future trends, which may not necessarily be the actual outcome. The following tables list the inputs to the model used for the three plans for the years ended 31 December 2021, 2020 and 2019, respectively. The weighted-average assumptions used in estimating the fair value of share options with service conditions granted in 2021, 2020 and 2019 were as follows:

	For the year ended December 31,
	2021	2020	2019
Fair value per share	11.78	4.80	5.70
Exercise price	4.90	0.05	0.05
Volatility	65.53%	59.74%	61.47%
Duration	10 years	10 years	10 years

A summary of share option activity for the periods following the Spin-off is presented below.

	2021
	Average exercise price (USD) per share option	Number of options
Options as of January 1, 2021	0.05	1,252,900
Granted during the year	4.90	2,598,400
Exercised during the year	—	—
Replaced with restricted ordinary shares during the year	—	—
Forfeited during the year	0.05	(3,500)
Outstanding as of December 31, 2021	3.32	3,847,800
Vested as of December 31, 2021	3.31	489,715
Exercisable as of December 31, 2021	3.31	489,715

	2020
	Average exercise price (USD) per share option	Number of options
Options as of January 1, 2020	0.05	501,000
Granted during the year	0.05	1,193,400
Exercised during the year	—	—
Replaced with restricted ordinary shares during the year	0.05	(431,000)
Forfeited during the year	0.05	(10,500)
Outstanding as of December 31, 2020	0.05	1,252,900
Vested as of December 31, 2020	0.05	29,250
Exercisable as of December 31, 2020	0.05	29,250

	2019
	Average exercise price (USD) per share option	Number of options
Options as of July 1, 2019	—	—
Granted during the year	0.05	501,000
Exercised during the year	—	—
Forfeited during the year	—	—
Outstanding as of December 31, 2019	0.05	501,000
Vested as of December 31, 2019	0.05	53,375
Exercisable as of December 31, 2019	0.05	53,375

Share options outstanding at the end of the respective periods have the following expiry dates and exercise prices:

Grant date	Expiry date	Exercise price (CHF)	Share options at December 31, 2021
August 31, 2019	August 31, 2029	0.05	46,000
October 1, 2019	October 1, 2029	0.05	10,000
February 29, 2020	February 29, 2030	0.05	6,000
September 30, 2020	September 30, 2030	0.05	1,187,400
January 31, 2021	January 31, 2031	0.05	5,000
February 28, 2021	February 28, 2031	0.05	40,000
March 31, 2021	March 31, 2031	0.05	60,000
April 30, 2021	April 30, 2031	4.80	1,784,800
May 31, 2021	May 31, 2031	4.80	428,600
June 30, 2021	June 30, 2031	11.66	40,000
September 30, 2021	September 30, 2031	7.73	160,000
September 30, 2021	September 30, 2031	4.80	40,000
December 31, 2021	December 31, 2031	4.91	40,000
Total			3,847,800
Weighted average fair value of options granted during the year (in USD)			11.78
Weighted average remaining contractual life of options outstanding at end of period (in years)			9.17

Grant date	Expiry date	Exercise price (CHF)	Share options at December 31, 2020
August 31, 2019	August 31, 2029	0.05	49,500
October 1, 2019	October 1, 2029	0.05	10,000
February 29, 2020	February 29, 2030	0.05	6,000
September 30, 2020	September 30, 2030	0.05	1,187,400
Total			1,252,900
Weighted average fair value of options granted during the year (in USD)			4.29
Weighted average remaining contractual life of options outstanding at end of period (in years)			9.74

Grant date	Expiry date	Exercise price (CHF)	Share options at December 31, 2019
August 31, 2019	August 31, 2029	0.05	487,000
September 1, 2019	September 1, 2029	0.05	4,000
October 1, 2019	September 1, 2029	0.05	10,000
Total			501,000
Weighted average fair value of options granted during the year (in USD)			5.65
Weighted average remaining contractual life of options outstanding at end of period (in years)			9.67
The total expense of USD 16,347 thousand for the share options was recognized during 2021 (2020: USD 823 thousand) (2019: USD 985 thousand), of which USD 5,720 thousand within research and development expense

(2020: USD 280 thousand) (2019: USD 117 thousand) and USD 10,627 thousand was recognized within general and administrative expenses (2020: USD 543 thousand) (2019: USD 868 thousand), with a corresponding credit to equity (accumulated losses).
11.3Restricted share units
Following the Spin-off, the Company granted RSUs to certain executive officers, employees, and external consultants for services provided to the Group, which are subject to vesting conditions and expiry clauses. RSUs granted have a service vesting condition, which is subject to the occurrence of a liquidity event for vesting to occur. Such liquidity event has been fulfilled as of April 9, 2021 and, as such the corresponding number of restricted share units have been granted according to the vesting schedules. The RSUs vest in quarterly increments over a three or four-year period. The RSUs expire on the tenth anniversary of the grant date (or where the service condition is not satisfied on the date of termination of service). RSUs grant the beneficiary the right to automatically receive one registered ordinary share of the Company upon fulfillment of the vesting conditions. The grant-date fair value is recognized as expense over the vesting period.
During 2021, 486,000 RSUs were granted (2020: 210,000 RSUs) (2019: 74,000 RSUs). Also, during 2021, 56,000 RSUs were forfeited by one beneficiary who did not meet the service condition (2020: 49,500 RSUs were forfeited) (2019: no RSUs were forfeited).

	2021
	Restricted share units	Weighted- average grant date fair value
RSUs as of January 1, 2021	234,500	4.60
Granted during the year	486,000	15.00
Vested or expected to vest	(115,531)	8.54
Forfeited during the year	(56,000)	15.55
Non-vested RSUs as of December 31, 2021	548,969	11.86

	2020
	Restricted share units	Weighted- average grant date fair value
RSUs as of January 1, 2020	74,000	5.70
Granted during the year	210,000	4.50
Vested or expected to vest	—	—
Forfeited during the year	(49,500)	5.70
Non-vested RSUs as of December 31, 2020	234,500	4.60

	2019
	Restricted share units	Weighted- average grant date fair value
RSUs as of July 1, 2019	—	—
Granted during the year	74,000	5.70
Vested or expected to vest	—	—
Forfeited during the year	—	—
Non-vested RSUs as of December 31, 2019	74,000	5.70
The RSUs include a net settlement feature under which the Company withholds shares in order to settle the employee’s s tax obligations.
The Group is equity-settling the RSUs on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issuing the remaining shares on completion of the vesting period. During 2021 59,901 RSUs were equity-settled and an amount of USD 145 was withheld and paid to the taxation authority (2020: no RSUs were equity-settled) (2019: no RSUs were equity-settled).
The total expense of USD 3,238 thousand for the RSUs was recognized during 2021 (2020: USD 127 thousand) (2019: USD 95 thousand), of which USD 571 thousand was recognized within research and development expense (2020: 8) (2019: none) and USD 2,667 thousand within general and administrative expenses (2020: USD 119 thousand) (2019: USD 95 thousand), with a corresponding credit to equity (accumulated losses).
11.4Impact of Spin-off from the Parent Group
During April 2019, THAG established an incentive plan for its employees comprised of share options, restricted shares, and RSUs of THAG, hereafter the 2019 THAG Equity Incentive Plan. Expense allocations for share-based compensation provided by THAG have been made for officers and other shared employees that supported the Apraglutide Business.
The amount recognized in general and administrative expenses prior to the Spin-off date was USD 360 thousand. The offset to this expense was recognized in Net parent investment. Refer to Note 26.3 for further details on related party transactions with the Parent Group.
12.Loss per share
The following summarizes basic and diluted loss per share for the period:

	For the year ended December 31,
In thousands of USD, except share data	2021	2020	2019
Net loss attributable to ordinary shareholders	(87,009)	(59,943)	(23,481)
Weighted average number of ordinary shares issued and outstanding	26,957,258	9,599,704	9,425,578
Basic and diluted loss per share (in USD)	(3.23)	(6.24)	(2.49)
For the years ended December 31, 2021, 2020 and 2019, basic loss per share was calculated based on the weighted average number of ordinary shares issued and outstanding and excluded non-vested shares granted in connection with the share-based payments (Note 11). Such shares are included in the weighted average number of ordinary shares as entitlement to them vests (conditional on continued employment and in the case of the RSUs, the occurrence of a liquidity event). As of December 31, 2021, the Group had 1,338,916 granted but not vested ordinary shares granted in connection with share-based payments (2020: 2,497,778 granted but not vested ordinary shares) (2019: 345,125 granted but not vested ordinary shares). As of December 31, 2021, the Group had 31,484 RSUs not

issued but vested in connection with share-based payments (2020 and 2019: none), these RSUs have been included in the determination of basic and diluted loss per share.
When calculating basic loss per share for the year ended December 31, 2019, the denominator for the period prior to the Spin-off included the number of shares distributed in the Spin-off (i.e., as if the Spin-off occurred prior to or as of January 1, 2019).
As the Group did not generate any profits for the years ended December 31, 2021 , 2020 and 2019 the effect of non-vested shares (Note 11.1), non-vested share options (Note 11.2), and non-vested RSUs (Note 11.3) is anti-dilutive.

13.Property, plant and equipment

In thousands of USD	Office Equipment	IT Equipment	Total
COST
Balance as of January 1, 2019	—	4	4
Contributions from the Parent Group	79	119	198
Additions	—	56	56
Retirements		(4)	(4)
Balance as of December 31, 2019	79	175	254
Additions	27	66	93
Retirements		(38)	(38)
Foreign exchange difference	8	17	25
Balance as of December 31, 2020	114	220	334
Additions	—	57	57
Retirements	—	—	—
Foreign exchange difference	(4)	(8)	(12)
Balance as of December 31, 2021	110	269	379

ACCUMULATED DEPRECIATION
Balance as of January 1, 2019	—	2	2
Retirements	—	(2)	(2)
Depreciation expense	16	45	61
Foreign exchange difference	—	1	1
Balance as of December 31, 2019	16	46	62
Retirements	—	(38)	(38)
Depreciation expense	32	92	124
Foreign exchange difference	3	10	13
Balance as of December 31, 2020	51	110	161
Retirements	—	—	—
Depreciation expense	42	127	169
Foreign exchange difference	(1)	(1)	(2)
Balance as of December 31, 2021	92	236	328

CARRYING AMOUNT
as of January 1, 2019	—	2	2
as of December 31, 2019	63	129	192
as of December 31, 2020	63	110	173
as of December 31, 2021	18	33	51

14.Goodwill and intangible assets

		Intangible assets
In thousands of USD	Goodwill	Apraglutide	Comet Platform	Total
COST
Balance as of January 1, 2019	842	20,324	—	21,166
Additions	—	—	—	—
Retirements	—	—	—	—
Foreign exchange difference	41	1,005	—	1,046
Balance as of December 31, 2019	883	21,329	—	22,212
Additions	18	429	—	447
Retirements	—	—	—	—
Foreign exchange difference	—	—	—	—
Balance as of December 31, 2020	901	21,758	—	22,659
Additions	—	—	2,788	2,788
Retirements	—	—	—	—
Foreign exchange difference	24	576	—	600
Balance as of December 31, 2021	925	22,334	2,788	26,047
As of December 31, 2021, the Group had intangible assets of USD 25,122 thousand (December 31, 2020: USD 21,758 thousand) (December 31, 2019: USD 21,329 thousand).
Intangible asset of USD 22,334 thousand relates to the acquisition value of the product in development “Apraglutide” that was acquired during the GlyPharma business combination in September 2018. The difference between the fair values of the asset acquired and liabilities assumed, and the purchase price comprises the value of expected synergies arising from the acquisition, which were recorded as goodwill.
Intangible asset (in process research and development) of USD 2,788 thousand relates to the acquisition of Comet Therapeutics Inc. in September 2021 which qualified as an asset acquisition (Note 6).
The intangible assets have not been amortized because they were not yet available for use and were, therefore, subject to an annual impairment test. Management has implemented an annual procedure to identify potential impairment of the intangible assets acquired and goodwill allocated to its CGUs, represented by the Apraglutide unit and by Comet. The recoverable amounts of the two CGUs were determined based on the value-in-use, which requires the use of assumptions and estimates.
As of December 31, 2021, the recoverable amount of the Apraglutide CGU, was calculated using cash flow projections based on the business plan approved by management for an 18-year period, because the first year of sales was estimated to be 2026 and the peak year of sales to be 2028 (in both the US and EU), and the intangible asset has a finite useful life limited by the exclusivity provided by the patent (IP or Orphan Drug protection). Management determined that specific hypotheses must be made to each period in the model depending on the date of product commercialization and the timeline for the exclusivity period by geographical region. The information below sets out the key assumptions (and growth rate ranges, if applicable) used for the cash flow projections to estimate the value in use. Management’s approach to determining the values assigned to each assumption is based on internal proprietary data and/or market data, where available.
•Penetration rates (over 70% from the peak sales onwards) (2020: over 70%) (2019: over 70%)
•Market share (40%-50% from the peak sales onwards) (2020: 40%-50%) (2019: 47.5%-50%)
•Price of the product (CAGR of 1.8% to 3% depending on the region) (2020: 1.7% to 3%) (2019: —% to 2.7%)

•Probability of success (56% for Apraglutide and 20% for aGvHD) (2020: 55.9%) (2019: 20%)
•License expiration date by market (year 2034 in the US and year 2037 in the EU) (2020: 2033 and 2037-2038 respectively) (2019: 2033 and 2037, respectively)
•Discount rate (16.4%) estimated based on considering cost of equity and debt (2020:16%) (2019:16%).

As of December 31, 2021, the recoverable amount of the Apraglutide CGU significantly exceeded the carrying value. The Company has determined that material changes in the key assumptions above would not cause the CGU’s carrying value to exceed its recoverable amount.
As of December 31, 2021, the recoverable amount of the Comet Platform, the Group’s second CGU, was calculated using cash flow projections based on a business plan approved by management for an 18-year period because the first year of sales was estimated to be 2027 and the peak year of sales to be 2037 and the intangible asset has a finite useful life limited by the exclusivity provided by the patent. The significant assumptions used to estimate the value of the intangible assets included discount rates and certain other assumptions that form the basis of the forecasted results. These significant assumptions are forward looking and could be affected by future economic and market conditions. The information below sets out the key assumptions used for the cash flow projections to estimate fair value. Management’s approach to determining the values assigned to each assumption is based on internal proprietary data and/or market data, where available.
•Penetration rates (over 25% from the peak sales onwards)
•Price of the product (CAGR of 2%)
•Probability of success (6.2%)
•Loss of exclusivity date (year 2037)
•Discount rate (28.7%) estimated based on considering cost of equity and debt
As of December 31, 2021, the recoverable amount of the Comet CGU significantly exceeded the carrying value. The Company has determined that material changes in the key assumptions above would not cause the CGU’s carrying value to exceed its recoverable amount.

15.Other current receivables

	As of December 31,
In thousands of USD	2021	2020	2019
VAT receivables	771	943	243
Receivables from employees	—	20	—
Other receivables	6	—	9
Total	777	963	252

16.Other current assets

	As of December 31,
In thousands of USD	2021	2020	2019
Prepaid expenses	6,593	5,910	1,106
Deferred offering costs	—	503	—
Current financial assets (i)	4	4	12
Total	6,597	6,417	1,118
______________
(i)Refer to Note 25.
17.Cash and cash equivalents

	As of December 31,
In thousands of USD	2021	2020	2019
Bank deposits in USD	100,315	39,014	17,238
Bank deposits in EUR	1,474	169	—
Bank deposits in CHF	188	791	2,343
Bank deposits in CAD	730	198	232
Total	102,707	40,172	19,813
18.Share capital

	Number of issued and outstanding shares						Nominal value of shares
	Ordinary shares			Preferred shares			(in thousands of USD)
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Balance at beginning of year	13,042,080	9,785,080	—	13,753,612	—	—	1,408	492	—
Issuance of ordinary shares	23,593,633	3,257,000	9,785,080	(13,753,612)	—	—	527	175	492
Issuance of preferred shares	—	—	—	—	13,753,612	—	—	741	—
Balance at the end of the year	36,635,713	13,042,080	9,785,080	—	13,753,612	—	1,935	1,408	492
Treasury shares	(662,374)	(722,275)	(1,875)	—	—	—	(35)	(38)	—
Total balance at end of the year	35,973,339	12,319,805	9,783,205	—	13,753,612	—	1,900	1,370	492
18.1Issued share capital
As of December 31, 2021, the issued share capital amounted to CHF 1,831,786 (USD: 1,900 thousand) (2020: CHF 1,339,785 (USD: 1,370 thousand)) (2019: CHF 489,254 (USD: 492 thousand)), consisting of 35,973,339 outstanding ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share (2020: 12,319,805 outstanding ordinary shares) (2019: 9,783,205 outstanding ordinary shares), no outstanding preferred shares (2020: 13,753,612 Series A preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share) (no preferred shares were outstanding in 2019) and 662,374 ordinary shares held in treasury (2020: 722,275 ordinary shares) (2019: 1,875 ordinary shares). Except for the treasury shares, all of these shares have the same voting rights.
As of December 31, 2020, there were two classes of shares – ordinary shares and Series A preferred shares, consisting of Series A1 preferred shares and Series A2 preferred shares depending on the issue price paid. These Series A preferred shares carried non-cumulative preferred dividend rights in the amount of 6% of the issue price paid per Series A preferred share per annum, if the Company resolved on paying a dividend, as well as liquidation preference (i.e. preferred rights with respect to liquidation proceeds) in an amount equal to the greater of (i) the issue price paid per Series A preferred share, or (ii) such amounts as would have been payable had all Series A preferred shares been converted into ordinary shares in the event of a liquidation, dissolution, winding up or sale of the Company. The difference between ordinary shares and Series A preferred shares was that ordinary shares have no such preferred rights.
In April 2021, the Series A preferred shares had been mandatorily converted into ordinary shares upon the Group completion of the IPO and as such, there are no longer two classes of shares.
On May 22, 2019, upon incorporation of VectivBio Holding AG, 9,423,080 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share were issued, resulting in an initial nominal share capital of the Company of CHF 471,154 (USD 474 thousand). Prior to the Spin-off, there was an increase in additional paid in capital of USD 14,142 thousand by way of contributions into reserves as part of the separation from the Parent Group. These additional contributions into reserves included a cash contribution of USD 13,848 thousand and a contribution of USD 294 thousand by way of assumption of a liability. On July 1, 2019, the Parent Group distributed a dividend in kind of 9,423,080 ordinary shares of the Company to its shareholders.
During 2019, the Company granted and issued 362,000 restricted ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share, resulting in an increase of the nominal share capital of CHF 18,100 (USD 18 thousand).
On August 31, 2020, the Company entered into an investment agreement (“Investment Agreement”) with certain existing investors and a new investor, pursuant to which the Company agreed to issue to the investors Series A2 preferred shares in exchange for an aggregate amount of up to USD 100 million, divided into two equal tranches of USD 50 million for the first tranche (“First Tranche”) and USD 50 million for the second tranche (“Second Tranche”), in its Series A2 financing.
As part of the Investment Agreement, the investors agreed to subscribe for a total of 7,124,790 Series A2 preferred shares for each tranche at the A2 subscription price of USD 5.755 (rounded) per Series A2 preferred share. Further, the Company and the investors agreed that the Company may allocate and issue up to 1,563,977 Series A2 preferred shares for each tranche to one or several new third-party investor(s) at the same A2 subscription price per A2 preferred share.
On September 25, 2020, the Company, the initial investors and certain new investors entered into an amendment to the Investment Agreement (“Amendment No. 1 to the Investment Agreement”) pursuant to which the Company and the investors agreed to increase the aggregate investment amount of the Series A2 financing from USD 100 million up to USD 110 million, divided into two equal tranches (USD 55 million for the First Tranche and USD 55 million for the Second Tranche). The investment increase resulted in the investors agreeing to subscribe for a total of 9,557,646 (instead of 7,124,790) Series A2 preferred shares for each tranche and the Company and the investors agreeing that the Company may allocate and issue up to 2,432,856 (instead of 1,563,977) Series A2 preferred shares for each tranche (for the First Tranche, the “Subsequent First Tranche”) to one or several new third-party investor(s) at the original A2 subscription price per Series A2 preferred share, which were allocated to the new investors.
Since January 1, 2020, the issued share capital increased as follows:
On February 12, 2020, the Company issued 437,000 restricted ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share, resulting in an increase of the nominal share capital of CHF 21,850 (USD 23 thousand).
On September 21, 2020, the Convertible loans were mandatorily converted into an aggregate of 4,195,966 Series A1 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share at a conversion price of USD 4.891 (rounded) per share as a result of the Series A2 financing, resulting in an increase of the nominal share capital of CHF 209,798 (USD 228 thousand).
On the same date, the Company issued a total of 7,124,790 Series A2 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share at a subscription price of USD 5.755 (rounded) to investors in the context of the Series A2 financing, resulting in an increase of the nominal share capital of CHF 356,240 and a total cash inflow of

USD 41 million. Then on October 19, 2020, the Company issued additional 2,432,856 Series A2 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share at the same subscription price of USD 5.755 (rounded) per share to new investors in connection with the Subsequent First Tranche that resulted in an additional increase of the nominal share capital of CHF 121,643 and a total cash inflow of USD 14 million.
In the aggregate, the Company issued 9,557,646 Series A2 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share to investors under the Investment Agreement and the Amendment No. 1 to the Investment Agreement, resulting in an increase of the Company's nominal share capital of CHF 477,882 (USD 513 thousand) and a total cash inflow of USD 55 million.
On September 21, 2020, the Company also issued 2,820,000 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share for purposes of employee participation under the 2020 Equity Incentive Plan and the 2020 RSPA, resulting in an initial increase of nominal share capital of CHF 141,000 (USD 152 thousand). Out of these shares, 722,275 ordinary shares were held in treasury as of December 31, 2020, which resulted in the increase of the outstanding share capital of CHF 104,886 (USD 114 thousand).
On April 1, 2021, the Company entered into a simple agreement for future equity, or SAFE, with Versant Vantage I, L.P. (“Versant”), an existing shareholder who committed to invest USD 7,500,000 in the Second Tranche. On April 9, 2021, the Company issued 441,176 shares with a nominal value of CHF 0.05 (USD 0.05) per share for the purpose of the simple agreement for future equity, resulting in an increase of nominal share capital of CHF 22,059 (USD 24 thousand), and capital reserves increase of CHF 6,976 thousand (USD 7,476 thousand).
On April 9, 2021, the Company became publicly traded in The Nasdaq Global Market. Upon the IPO, 13,753,612 Series A1 and A2 preferred shares converted into ordinary shares and additional ordinary shares amounting to 8,625,000 were issued, resulting in an increase of nominal share capital of CHF 431,250 (USD 463 thousand), and capital reserves increase of CHF 136,420 thousand (USD 146,162 thousand).
On September 9, 2021, the Company issued 185,608 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share for purposes of the Comet acquisition, resulting in an increase of nominal share capital of CHF 9,280 (USD 10 thousand), which resulted in a capital reserves increase of CHF 1,369 thousand (USD 1,438 thousand).
On November 26, 2021 the Company issued 588,237 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share for purposes of the settlement of the third milestone payment disclosed in Note 19, resulting in an increase of nominal share capital of CHF 29,412 (USD 31 thousand), which resulted in a capital reserves increase of CHF 9,398 thousand (USD 9,969 thousand).
As a result of these movements in share capital, the Group has incurred transaction costs amounting to USD 13,136 thousand as of December 31, 2021 (2020: USD 1,333 thousand) (2019: none). The transaction costs arising on share issues and incurred in previous years have been accounted for as a deduction from equity, net of any related income tax benefit.

18.2Treasury shares
Treasury shares are shares of VectivBio Holding AG that are held by the Group for the purpose of issuing shares under the Group’s equity-settled share-based payment plans for its employees (see Note 11 for further information). Refer to the table below for the reconciliation of treasury shares for the respective periods.

	Number of shares	Nominal value (in thousands of USD)
Opening balance as of January 1, 2019	—	—
Acquisition of shares by the Group	(1,875)	—
Balance as of December 31, 2019	(1,875)	—
Employee share-based payment issue	1,875	—
Shares issued but not granted	(722,275)	(38)
Balance as of December 31, 2020	(722,275)	(38)
Shares issued for RSUs settlement	59,901	3
Balance as of December 31, 2021	(662,374)	(35)
18.3Authorized share capital
Under the Swiss Code of Obligations, the shareholders may empower the board of directors, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented, to issue shares up to a specific aggregate nominal amount, which may not exceed a maximum of 50% of the share capital, in the form of authorized capital to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.
As of December 31, 2021, the authorized share capital amounted to CHF 793,700 (USD 732,855 ) (2020: CHF 669,892 (USD 752 thousand)) (2019: CHF 217,000 (USD 222 thousand)), consisting of 15,874,000 ordinary shares (2020: 1,060,000 ordinary shares and 12,337,835 preferred shares existed in 2020 (2019: 4,349,536 ordinary shares and no preferred shares existed in 2019, with a nominal value of CHF 0.05 (USD 0.05) per share.
18.4Conditional share capital
Furthermore, under Swiss law, the general meeting may resolve a conditional capital increase by stipulating in the articles of association that creditors of bonds and similar debt instruments issued by the Company or its group companies and employees will be granted rights to subscribe to new shares (conversion or option rights). The share capital automatically increases whenever and to the extent that such conversion or option rights are exercised, and the contribution obligations are discharged by set-off or payment.
As of December 31, 2021, the conditional share capital amounted to CHF 832 thousand (USD 973 thousand) (2020: CHF 367 thousand (USD 412 thousand)) (2019: CHF 236 thousand (USD 241 thousand)), consisting of 16,647,845 registered ordinary shares (2020: 7,339,112 ordinary shares) (2019: 4,711,536 ordinary shares) with a nominal value of CHF 0.05 (USD 0.05) per share.
19.Contingent consideration liabilities
Contingent consideration liabilities relate to the contingent milestone payments in relation to the acquisition of GlyPharma in September 2018 by the Parent Group. Each milestone payment is probability weighted for valuation purposes based upon the probability of success. The milestone payments are discounted to present value, using a discount rate of 6% per annum.
On December 21, 2018, the first milestone was reached resulting in an obligation by the Parent Group to pay the first milestone payment to the former GlyPharma shareholders. As of December 31, 2018, the contingent consideration liabilities amounted to USD 11,159 thousand, related to the two remaining milestone payments, assuming 35.7% probability of occurrence.
On May 8, 2019, prior to the Spin-off, the Parent Group agreed with the prior GlyPharma shareholders that the second milestone would be paid early at a discounted price amounting to USD 7,000 thousand. The difference in the contingent consideration liability associated with the second milestone payment amounted to USD 2,517 thousand and was recognized within research and development expense.
At the Spin-off date, the conditions for the third milestone payment of USD 20,000 thousand were not met. The obligation (and corresponding contingent liability) to pay the third milestone upon meeting the specified criteria was transferred from the Parent Group to VectivBio Holding AG as part of the separation.
On November 25, 2021, an agreement was reached between the Company and GlyPharma shareholders, so that the third milestone amounting USD 20,000 thousand would be paid USD 10,000 thousand in cash and USD 10,000 thousand would be paid in the form of additional milestone shares (by way of set-off) at a price per share equal to USD 17.00, which is the opening trading price of the IPO. The difference between the price per share and the fair value of the additional milestone shares at the date of the agreement has been recognized in the consolidated income statement within research and development expenses for an amount of USD 7,730 thousand.
As of December 31, 2021, contingent consideration liabilities have been paid in full (2020: USD 19,140 thousand) (2019: USD 6,202 thousand). Related to the final milestone payment the probability of occurrence was 100% as of December 31 2020 (December 31, 2019: 35.7%).

In thousands of USD	2021	2020	2019
Beginning contingent consideration liabilities as of January 1	19,140	6,202	11,159
Payment by the Parent Group on behalf of the Apraglutide Business	—	—	(7,000)
Changes in fair value during the period	(6,870)	12,938	1,991
Foreign exchange impact	—	—	52
Cash payment	(10,000)	—	—
Payment in shares	(2,270)	—	—
Ending contingent consideration liabilities as of December 31	—	19,140	6,202
The key assumption in calculating the fair value of the contingent consideration liabilities was the probability of occurrence of the remaining milestone payment. As of December 31, 2020, the probability of occurrence of the remaining milestone payment has been assessed to be 100% (December 31, 2019: 35.7%). As such, a decrease of 5% in the probability of occurrence, would result in the decrease of the fair value of the contingent consideration liabilities of USD 960 thousand. As of December 31, 2019, the (decrease)/increase of 5% in the probability of occurrence, would result in the (decrease)/increase of the fair value of the contingent consideration liabilities of USD (860 thousand)/USD 870 thousand.
20.Defined benefit plan
The group operates defined benefit pension plans in Switzerland and Belgium under broadly similar regulatory frameworks. All the plans are pension plans, which provide benefits to members in the form of a guaranteed minimum level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary throughout the period..
Transfer of Parent Group’s Shared Swiss pension plan
Prior to the Spin-off, the Parent Group sponsored a defined benefit plan to eligible Group employees in Switzerland (“Parent Group’s Shared Swiss Plan”). The Parent Group’s Shared Swiss Plan includes participants for both Group employees and other employees of the Parent Group.
As of July 1, 2019, the Parent Group’s Shared Swiss Plan was legally transferred to VectivBio AG, the Company’s Swiss subsidiary, for those shared employees that were subsequently transferred to the Group upon separation (hereafter the transferred plan is referred to as the “Group Swiss Pension Plan”). Since the Parent Group’s Shared Swiss Plan was transferred to VectivBio AG, the Group has included the net pension liability in the Group's consolidated and carve-out statements of financial position for those employees that were shared and subsequently transferred to the Group. However, the pension costs of the Parent Group’s Shared Swiss Plan incurred by the Parent Group during the carve-out period have been allocated to the Group, since these employees were shared amongst the Parent Group.
The total expense related to the Parent Group’s Shared Swiss Plan amounted to USD 260 thousand of which USD 51 thousand was allocated to the Apraglutide Business during the period from January 1, 2019 to June 30, 2019. Refer to the following tables in this Note 20 and Note 26.3 for further information.
There was no partial liquidation of the Parent Group’s Shared Swiss Plan upon transfer to VectivBio AG.
Background on the Group Swiss Pension Plan
Per Swiss law, Swiss pension plans are required to be administered by a separate pension fund that is legally separated from the entity. The law prescribes certain minimum benefits to be provided to the beneficiaries.
The pension plan of the employees of the Swiss subsidiary, VectivBio AG, is carried out by a collective fund with VZ LPP Collective Foundation. Under the Group Swiss Pension Plan, the employees are entitled to retirement benefits and risk insurance for death and disability. The board of the pension fund is composed of an equal number of representatives from both employers and employees.
In accordance with IAS 19, the above-mentioned pension plan is classified as defined benefit plan. The pension plan is described in detail in the corresponding statutes and regulations. The contributions of employers and employees in general are defined in percentages of the insured salary. The retirement pension is calculated based on the old-age credit balance on retirement multiplied by the fixed conversion rate. The employee has the option to withdraw the capital on demand. The death and disability pensions are defined as percentage of the insured salary. The assets are invested directly with the corresponding pension funds.
The pension fund can change their financing system, such as contributions and future payments, at any time. Also, when there is a deficit which cannot be eliminated through other measures, the pension fund can oblige the entity to pay a restructuring contribution. All affiliated companies to the VZ LPP Collective Foundation are partially reinsured for risk of disability and death. However, the pension fund could cancel the contract and VectivBio AG would have to join another pension fund.
Background on the Group Belgian Pension Plan
In Belgium a minimum investment return has to be guaranteed on employer contributions. Belgian social legislation prescribes a minimum return to be guaranteed by the employer on the contributions paid (annual rate of 1.75% as from 1/1/2016). Therefore, there is a possibility that additional payments would be requested by the employer to make good of a potential deficit. Under IAS19, these kinds of plans are therefore considered as Defined Benefit plans.
For both plans, no curtailment or settlement occurred during the years ended December 31, 2021, 2020 and 2019
The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out as of December 31, 2021, by an independent third party. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit method.

The amounts recognized through profit or loss as employee benefits expense either within research and development expenses or within general and administrative expenses, depending on their function with respect to the defined benefit plans, are as follows:

	For the year ended December 31,
In thousands of USD	2021	2020	2019
Current service cost	893	808	391
Interest cost	17	19	11
Expected return on plan assets	(12)	(13)	(9)
Administration costs	4	3	2
Expense recognized in profit or loss	902	817	395
The expense recognized in profit or loss in 2019 includes USD 51 thousand related to expense incurred by the Parent Group on behalf of the Apraglutide Business. Refer to Note 26.3 for transactions involving the Parent Group
The amounts recognized in OCI with respect to the defined benefit plans are as follows:

	For the year ended December 31,
In thousands of USD	2021	2020	2019
Remeasurement (gain)/loss on defined benefit obligation
Actuarial (gains)/losses arising from plan experience	1,082	554	537
Actuarial (gains)/losses arising from demographic assumption	(650)	—	—
Actuarial (gains)/losses arising from financial assumptions	(376)	301	251
Return on plan assets excl. interest income	(513)	3	(110)
Expense recognized in other comprehensive income	(457)	858	678
The expense recognized in other comprehensive income in 2019 includes USD 70 thousand related to expense incurred by the Parent Group on behalf of the Apraglutide Business. Refer to Note 26.3 for transactions involving the Parent Group
The amount included in the consolidated and carve-out statements of financial position arising from the Group’s obligation in respect to its defined benefit plan is as follows:

	As of December 31,
In thousands of USD	2021	2020	2019
Present value of defined benefit obligation	14,766	11,848	5,841
Fair value of plan assets	(11,576)	(8,291)	(3,858)
Net liability arising from defined benefit obligation	3,190	3,557	1,983

Movements in the present value of the defined benefit obligation in the reporting period were as follows:

In thousands of USD	2021	2020	2019
Beginning defined benefit obligation as of January 1	11,848	5,841	3,511
Current service cost	893	808	391
Interest expense on defined benefit obligation	17	19	11
Contributions paid by employees	612	378	384
Benefits (paid)/deposited	1,783	3,050	16
Remeasurement (gain)/loss on defined benefit obligation	57	854	788
Separation from Parent Group’s Shared Swiss Pension Plan	—	—	639
Other	(18)	—	—
Foreign currency exchange (gains)/losses	(426)	898	101
Ending defined benefit obligation as of December 31	14,766	11,848	5,841
Movements in the present value of the plan assets in the reporting period were as follows:

In thousands of USD	2021	2020	2019
Beginning fair value of plan assets as of January 1	8,291	3,858	2,750
Return on plan assets excluding interest income	12	13	9
Contributions paid by employer	688	378	384
Contributions paid by employees	610	378	384
Benefits (paid)/deposited	1,783	3,049	16
Actuarial gain/(loss) on plan assets	513	(3)	110
Administration expense	(4)	(3)	(2)
Separation from Parent Group’s Shared Swiss Pension Plan	—	—	137
Other	(18)	—	—
Foreign currency exchange gains/(losses)	(299)	621	70
Ending fair value of plan assets as of December 31	11,576	8,291	3,858
The allocation of the assets of the different asset classes corresponds to:

In thousands of USD	2021	2020	2019
Cash	1.1%	1.8%	0.6%
Bonds	61.0%	60.0%	61.2%
Equities	24.9%	25.5%	25.1%
Properties	10.0%	10.0%	10.0%
Other	3.0%	2.7%	3.1%
Total	100.0%	100.0%	100.0%

Principal assumptions used for the purposes of the actuarial valuations were as follows:

	For the year ended December 31,
	2021	2020	2019
Discount rate	0.30%	0.15%	0.30%
Interest credit rate	1.00%	1.00%	1.00%
Expected rate of salary increase	2.00%	2.00%	2.00%
Expected rate of pension increase	0.00%	0.50%	0.00%
Mortality rate	BVG 2020 GT	BVG 2015 GT	BVG 2015 GT
The following sensitivity analyses - based on the principal assumptions - have been performed based on reasonably possible changes to the assumptions occurring at the end of the reporting period:
If the discount rate would increase/(decrease) by 25 basis points, the defined benefit obligation would decrease by USD 602 thousand (increase by USD 643 thousand) (2020: decrease by USD 528 thousand (increase by USD 567 thousand)) (2019: decrease by USD 286 thousand (increase by USD 308 thousand)) if all other assumptions were held constant.
If the expected salary growth would increase (decrease) by 25 basis points, the defined benefit obligation would increase by USD 76 thousand (decrease by USD 75 thousand) (2020: increase by USD 75 thousand (decrease by USD 73 thousand)) (2019: increase by USD 58 thousand (decrease by USD 57 thousand)) if all other assumptions were held constant.
If the expected pension growth would increase by 25 basis points, the defined benefit obligation would increase by USD 330 thousand (2020: increase by USD 286 thousand) (2019: increase by USD 135 thousand) if all other assumptions were held constant.
No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on these financial statements.
The average duration of the defined benefit obligation at the end of the reporting period is 18.2 years (2020: 18.3 years) (2019: 20.3 years ).
The Group expects to make contributions of USD 787 thousand to the defined benefit plan during 2021.
21.Trade payables

	As of December 31,
In thousands of USD	2021	2020	2019
in CHF	2,623	433	455
in USD	1,728	749	281
in EUR	3,981	8,260	2,264
in CAD	4	10	44
in DKK	—	—	3
in GBP	259	38	25
in JPY	—	—	150
Total	8,595	9,490	3,222

22.Accrued expenses

	As of December 31,
In thousands of USD	2021	2020	2019
Related to research and development expenses	3,637	1,991	1,530
Related to other professional services	1,546	1,110	240
Related to employee benefits	2,901	1,950	1,090
Related to taxes and fees	255	196	16
Total	8,339	5,247	2,876
23.Other current liabilities

	As of December 31,
In thousands of USD	2021	2020	2019
Payables in relation to social contributions	22	452	189
Tax withholding payables	94	212	103
Payables due to management and employees	—	—	51
Other current payables (i)		110	31
Total	116	774	374
__________________
(i)These other current liabilities qualify as financial instruments. Refer to Note 25.
24.Convertible Loans
As disclosed in Note 4.2, on December 23, 2019, the Company issued Convertible loans to certain of its shareholders. The Convertible loans had a principal amount of USD 20,000 thousand with a maturity of two years at a stated interest rate of 4.0% per annum to be accrued on the principal amount until the loans are converted or mature. A total of USD 17,069 thousand was received in cash from the Lenders as of December 31, 2019, and therefore recognized as a financial liability as of year-end. The remaining USD 2,931 thousand in cash was received in January 2020. The Convertible loans were subordinated to other present or future non-subordinated (i.e. senior debt) claims of other creditors of the Company.
Pursuant to the terms and conditions of the agreements with the Lenders, there were three triggers, as detailed below, that would require the Company either to make a cash payment or mandatorily convert the loans, based on the conversion price, into preferred shares of the Company during the instruments’ duration:
•Change of control (“CoC”) (cash payment);
•Maturity (cash payment upon demand by the Lenders);
•Qualified Financing event (conversion to the same class of preferred shares as issued in such financing based on conversion price at discounted share price).
Based on the nature of the conversion features, as summarized below, the Convertible loans contained two embedded derivatives, one related to the CoC event and the other related to the Qualified Financing event:
•CoC event: if a CoC event takes place before the conversion or repayment of the Convertible loan, the Lender would receive the outstanding balance multiplied by a CoC multiple (which depends on the CoC purchase price and varies between 1.5 and 2.5) plus the accrued but unpaid interest on the loan.
•Qualified Financing event: Conversion price would be calculated by using 85% of the Company’s share price as at the Qualified Financing date if such conversion occurred prior to September 23, 2020, or 80% of the share price if the conversion occurred after that date. Conversion was mandatory if a Qualified

Financing event took place. “Qualified Financing” ment that the Company would haev sold preferred shares with the purpose of raising capital for aggregate gross proceeds of at least USD 10,000 thousand.
In the event of a CoC, it was not possible for the Company to avoid the payment of cash since it included a contractual obligation to deliver cash. In the event of a Qualified Financing event, the derivative would not be settled for a fixed number of the Company’s own equity instruments at the conversion date because the conversion price was not fixed and therefore, failed to meet the fixed-for-fixed requirement for the recognition of the conversion features as equity. Consequently, the Convertible loans and the embedded derivatives were considered financial liabilities rather than equity.
The instrument met the definition of a hybrid instrument under IFRS 9. However, the Group had elected the fair value option, whereby the Convertible loans, including the embedded derivatives, were accounted for as one instrument (not separating the loan from the derivative) at fair value.
The initial fair value of the Convertible Loans designated at FVTPL, including the value of the embedded derivative received in December 2019, was USD 19,720 thousand, calculated using a weighted average percentage probability of the three possible scenarios based on their expected discounted future cash flows (for the CoC and maturity scenarios) and expected conversion value (for the Qualified Financing event). The Group used judgment to estimate the probability of the three future outcomes above, including key inputs to the valuation exercise such as: the conversion price (85% to 80% of the Company’s share price depending on the timing of occurrence), the change of control price (outstanding balance of the Convertible Loans multiplied by a CoC multiple, which depends on the CoC purchase price plus the accrued but unpaid interest), the Company’s share price (USD 3.20 to USD 3.75), and discount rate (11.4% to 12.0%). Based on the ranges of the unobservable inputs disclosed above, the Group concluded that as of December 31, 2019 the fair market value of the Convertible Loans would not significantly change due to changes in these assumptions.
The key assumption in calculating the fair value of the instrument was the probability of securing Series A2 financing of 90% with the balance of probability allocated to a CoC event and redemption at maturity.
The initial fair value of the remaining portion of the Convertible loans received in January 2020 was USD 3,352 thousand, measured on the same basis as the portion received in December 2019.
The difference between the cash value and the fair value at inception has been recognized in equity as a capital distribution to the Company’s shareholders amounting to a total of USD 3,058 thousand, of which USD 2,637 thousand had been recognized in 2019 and USD 421 thousand in 2020.
At the completion of the First Tranche that occurred on September 11, 2020, the Convertible loans were mandatorily converted into an aggregate of 4,195,966 Series A1 preferred shares of the Company issued at a conversion price of USD 4.891 (rounded) per share based on the agreement with the Lenders. Immediately prior to conversion, the fair value of the Convertible Loans was remeasured assuming the probability of securing Series A2 financing of 100% and using a fair value per share of USD 5.755, representing a subscription price per Series A2 preferred share of the First Tranche of Series A2 financing round. This led to a loss on remeasurement in the amount of USD 564 recognized within financial expense in profit or loss for the year ended December 31, 2020 (2019: none).
Upon conversion, the Convertible loans, including accrued but unpaid interest, were immediately deemed repaid in full and terminated in their entirety. As a result, USD 24,148 thousand was reclassed from liabilities to equity.

The movements in the Convertible loans balance presented in the statements of financial position are as follows:

In thousands of USD	2020	2019
Opening balance as of January 1	19,737	—
Cash proceeds	2,931	17,069
Loss on initial recognition (distribution to the shareholders)	421	2,637
Fair value adjustment through profit or loss	564	—
Accrued interest expense	513	17
Other changes	(18)	14
Conversion in to shares	(24,148)	—
Ending Convertible Loans balance as of December 31	—	19,737
The fair value of the Convertible Loans was measured using level 3 inputs as described in Note 4.2.
25.Financial instruments
25.1Capital management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.
25.2Categories of financial instruments

As of December 31, 2021 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	61	—	—	61
Other current assets	4	—	—	4
Cash and cash equivalents	102,707	—	—	102,707
Total financial assets	102,772	—	—	102,772
Lease liabilities	—	—	292	292
Trade payables	—	—	8,595	8,595
Accrued expenses	—	—	8,339	8,339
Total financial liabilities	—	—	17,226	17,226

As of December 31, 2020 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	64	—	—	64
Other current assets	4	—	—	4
Cash and cash equivalents	40,172	—	—	40,172
Total financial assets	40,240	—	—	40,240
Convertible loan	—	—	—	—
Contingent consideration liabilities		19,140	—	19,140
Lease liabilities	—	—	116	116
Trade payables	—	—	9,490	9,490
Accrued expenses	—	—	5,247	5,247
Other current liabilities	—	—	110	110
Total financial liabilities	—	19,140	14,963	34,103

As of December 31, 2019 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	72	—	—	72
Other current assets	12	—	—	12
Cash and cash equivalents	19,813	—	—	19,813
Total financial assets	19,897	—	—	19,897
Convertible loan	—	19,737	—	19,737
Contingent consideration liabilities		6,202		6,202
Lease liabilities	—	—	248	248
Trade payables	—	—	3,222	3,222
Accrued expenses	—	—	2,876	2,876
Other current liabilities	—	—	31	31
Total financial liabilities	—	25,939	6,377	32,316
The carrying amounts of financial assets and financial liabilities recognized in the Consolidated and Carve-out Financial Statements approximate their fair values.
25.3Financial risk management
The Group is exposed to various financial risks such as credit risk, liquidity risk and market risk (including interest-rate and currency risk). The following sections provide an overview of the extent of the individual risks and the goals, principles and processes employed to handle these risks.
Credit risk
Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss to the Group. Counterparty risk is minimized by ensuring that the majority of cash and cash equivalents are held with one major Swiss bank, with an A rating as per Standard & Poor’s.
The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk without taking into account the value of any collateral obtained.

Liquidity risk
Liquidity risk management implies maintaining sufficient cash and cash equivalents to meet the financial obligations of the Group. Currently the major liquidity sources are represented by shareholders and investors who systematically made up for major liquidity requirements. Management monitors the Group’s net liquidity position through rolling forecasts on the basis of expected cash flows. To ensure liquidity for the next major development stages, the Group obtained financing in 2021 totaling USD 154,125 thousand.
All the financial liabilities are non-interest bearing, except for the Convertible Loans (Note 24). The tables below summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

As of December 31, 2021 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total

Trade payables	8,595	—	—	—	8,595
Accrued expenses	8,339	—	—	—	8,339
Lease liabilities	134	158	—	—	292
Other current liabilities	—	—	—	—	—
Total financial liabilities	17,068	158	—	—	17,226

As of December 31, 2020 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total

Contingent consideration liabilities	20,000	—	—	—	20,000
Trade payables	9,490	—	—	—	9,490
Accrued expenses	5,247	—	—	—	5,247
Lease liabilities	129	4	—	—	133
Other current liabilities	110	—	—	—	110
Total financial liabilities	34,976	4	—	—	34,980

As of December 31, 2019 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total

Convertible Loans	17,086	—	—	—	17,086
Contingent consideration liabilities	7,140	—	—	—	7,140
Trade payables	3,222	—	—	—	3,222
Accrued expenses	2,876	—	—	—	2,876
Lease liabilities	145	106	—	—	251
Other current liabilities	31	—	—	—	31
Total financial liabilities	30,500	106	—	—	30,606
Interest rate risk
With the exception of short-term cash deposits, the Group has no other interest-bearing assets or liabilities and the interest rate risk exposure is therefore minimized.
Currency risk
With the exception of certain short-term cash deposits, which are held in foreign currencies (for details refer to Note 17), as well as trade payables in foreign currencies (for details refer to Note 21), the Group is not exposed to any foreign currency risk. As the cash balances in foreign currencies are held for settlement of expected invoices in these currencies, they are naturally hedged.

In light of the Group’s foreign currency positions and assuming that all other variables remain unchanged, any change in the foreign exchange rates of USD/CHF and USD/CAD resulting from a 5% increase/(decrease) in the foreign currencies against CHF would have an impact of USD 4,484 thousand/(USD 4,954 thousand) (2020:USD 1,949 thousand/(USD 2,154 thousand) on the Group’s result. The calculated foreign currency risk is mainly due to cash balances in USD. As a significant portion of this cash balance will be used to pay invoices in USD, part of the risk is naturally hedged.
During the year ended December 31, 2021, the Group did not enter into any forward currency transactions.
25.4Reconciliation of liabilities arising from financing activities

			Non-cash changes
In thousands of USD	January 1, 2021	Financing Cash flows	Distribution to shareholders	Changes in fair value	Other changes	Accrued interest	Conversion into shares	December 31, 2021
Lease liabilities (Note 27)	116	(134)	—	—	309	1	—	292
Total	116	(134)	—	—	309	1	—	292

			Non-cash changes
In thousands of USD	January 1, 2020	Financing Cash flows	Distribution to shareholders	Changes in fair value	Other changes	Accrued interest	Conversion into shares	December 31, 2020
Convertible Loans (Note 24)	19,737	2,931	421	564	(18)	513	(24,148)	—
Lease liabilities (Note 27)	248	(148)	—	—	14	2	—	116
Total	19,985	2,783	421	564	(4)	515	(24,148)	116

			Non-cash changes
In thousands of USD	January 1, 2019	Financing Cash flows	Distribution to shareholders	Changes in fair value	Other changes	Accrued interest	Conversion into shares	December 31, 2019
Convertible Loans (Note 24)	—	17,069	2,637	—	14	17	—	19,737
Lease liabilities (Note 27)	—	(86)	—	—	332	2	—	248
Total	—	16,983	2,637	—	346	19	—	19,985
26.Related party transactions
26.1Compensation for Executive Management and Board of Directors (“BOD”)

	For the year ended December 31,
In thousands of USD	2021	2020	2019
Fees, salaries and other short-term employee benefits	4,232	4,235	2,374
Post-employment benefits	441	188	187
Share-based compensation	18,435	4,741	1,449
Total compensation for Executive Management and BOD	23,108	9,164	4,010

26.2Related party balances and transactions
As of December 31, 2021 and 2020, there were no related party balances outstanding. As of December 31, 2019, there were balances outstanding related to the Convertible loans with certain shareholders of the Company (Note 24).
26.3Related party balances and transactions with the Parent Group prior to the Spin-off
The following is a summary of transactions including allocated expenses with the Parent Group which are included in these Consolidated and Carve-out Financial Statements prior to the Spin-off by financial statement line item. The offset to these transactions was in Net parent investment.
Research and development
Prior to the Spin-off, USD 2,517 thousand of expense was incurred by the Parent Group on behalf of the Apraglutide Business in relation to the contingent consideration liabilities. This allocation reflects the revaluation of the contingent consideration liabilities during the carve-out period. Refer to Note 19 for further details.

In thousands of USD	January 1, 2019 to June 30, 2019
Amount recognized in relation to the change in the contingent consideration liabilities	2,517
R&D related to clinical and development activities	702
R&D related to Employee expenses	386
Total	3,605
General and administrative expenses

In thousands of USD	January 1, 2019 to June 30, 2019
Related to share-based compensation (Note 11.4)	360
Related to the pension plan (Note 20)	51
Related to other employee-related benefits	340
Related to other professional services	271
Related to other administrative expenses	171
Related to other	7
Total	1,200
Remeasurement of net pension liabilities
Prior to the Spin-off, USD 70 thousand was recognized in OCI in relation to the remeasurement of net pension liabilities (Note 20).

27.Leases
Leases, where the Group is a lessee, are related to leased office spaces and car parking spaces. Contracts may contain both lease and non-lease components. The Group has elected not to separate lease and non-lease components and instead accounts for these as a single lease component as the non-lease components are not material to the arrangement.
Rental contracts are typically made for fixed periods of 12 months to 5 years. Any extension options in these leases have not been included in the lease liability, because both parties to the lease agreement must mutually agree to the extension. In addition, periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The Group does not have an option to purchase these leased assets at the expiration of the lease periods.

The consolidated and carve-out statements of financial position show the following amounts relating to the ROU assets and lease liabilities:

	As of December 31,
In thousands of USD	2021	2020	2019
Office spaces	291	114	245
Total ROU assets	291	114	245
There were additions of USD 315 thousand to the right-of-use assets during the 2021 financial due to reassessment of the lease terms (2020: no additions) (2019: USD 333 thousand).
As of January 1, 2019, the Group had one non‑cancellable lease commitment of USD 30 thousand for office space, which was considered a short-term lease, therefore the Group did not recognize a right‑of‑use asset or a lease liability in the statement of financial position as of that date.

	As of December 31,
In thousands of USD	2021	2020	2019
Current	134	112	142
Non-current	158	4	106
Total lease liabilities	292	116	248
Amounts recognized in the profit or loss

	For the year ended December 31,
In thousands of USD	2021	2020	2019
Depreciation expense of ROU assets(ii)	134	146	86
Interest expense(i)	—	2	2
Expense relating to short-term leases(ii)	63	43	28
Expense relating to low-value leases(ii)	2	2	1
Total	199	193	117
__________________
(i)Included in Financial expense
(ii)Included in General and administrative expenses
The total cash outflow for leases in 2021 was USD 200 thousand (2020: USD 193 thousand) (2019: USD 115 thousand).
28.Non-cash transactions
During 2021, 2020 and 2019, there were no non-cash investing and financing activities with third parties. Non-cash activities with the Parent Group have been disclosed in Note 26.3.
29.Commitments and contingent liabilities
Pursuant to the licensing agreement with Ferring International Center S.A., the Group is required to pay a high single-digit percentage royalty on worldwide annual net sales of GLP-2. No present obligation for the royalty payments exists until such sales are incurred. The Group has no open litigations as of December 31, 2021. In addition, the Group enters into contracts in the normal course of business with CROs and other third parties, which may require the Group to make payments in the future. As the estimated amount and timing of the contingent payments are uncertain, the Group has not recognized any liabilities in the statement of financial position as of December 31, 2021.

Additionally, as a result of the Comet acquisition described in Note 6, the Group is required to pay up to USD 25,000 thousand based on the completion of several milestones related to successful development of the research programs within the Comet platform. As of December 31, 2021, the Group considers the probability for such milestones to be met as remote. Accordingly, as described in Note 6 the Group has not recognized any liabilities in the statement of financial position as of December 31, 2021, related to these contingent payments, which will be recognized when the payment becomes probable.
The breakdown of the contingent payments and the related milestones triggering the payment are disclosed below:

In thousands of USD	Payment
GLP Tox Study Initiation ……………………………………………............................................................................................................... ………….	5,000
First dosing of the first subject in the first Clinical Trial …………............................................................................................................... ………….	5,000
First dosing of the first subject in a Pivotal Trial ………………….............................................................................................................. ………….	15,000
Total.............................................................................................................. ………….	25,000
30.Events after the reporting period
Kreos Loan
On March 26, 2022, the Company entered into a note financing agreement, or the Loan, with Kreos Capital VI (UK) Limited.
The Loan is structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, the master loan line, or MLL, comprising two loan facilities of which EUR equivalent of USD 18.75 million is to be a convertible loan line. The remainder of the MLL, being a term loan of EUR equivalent of USD 56.25 million is to be drawn down at the same time as the convertible loan line tranches in three tranches as follows:
•Loan A1: EUR equivalent of USD 22.5 million;
•Loan A2: EUR equivalent of USD 15 million; and
•Loan B: EUR equivalent of USD 18.75 million.
Loan A1 will be available for drawdown from March 26, 2022 until September 30, 2022. Loan A2 will be available for drawdown from June 30, 2022 until September 30, 2022. Loan B will be available for drawdown until December 31, 2022.
The availability of any funds under a drawdown of Loans A1 and A2 or Loan B is conditional upon the Company having a debt-to-market cap ratio (where debt includes the amount of the proposed draw down) equal to or less than 25% at the time of each draw down. Loan B is conditional upon (i) the Company raising USD 80 million in new equity and/or subordinated convertible debt, or other non-dilutive funds and (ii) the Company releasing interim data for the Phase 2 STARS Nutrition study that supports continuation of such study.
The Loan will have an interest-only repayment period until March 31, 2023, which can be extended to June 30, 2024, if certain conditions are met. Payments will then be comprised of both interest and principal until the loan is paid off, with maturity dates ranging from March 31, 2025 to June 30, 2026, if the interest-only period has been extended to June 30, 2024. Borrowings under the convertible loan portion of the Loan will bear interest at an implied fixed rate of 7.45% per annum and borrowings under the term loan portion of the Loan will bear interest at a fixed rate of 8.95% per annum. The convertible loan amount is convertible into a number of ordinary shares to be determined based on a price per ordinary share that is at a 130% premium to the volume weighted average price of shares traded during the 30-day period ending three days prior to either (i) with respect to the first portion of Tranche A, the earlier of the date of first drawdown of such portion or March 31, 2022 or (ii) on the date of each subsequent drawdown after the first drawdown, with respect to the remaining EUR equivalent of USD 65.0 million available under the Loan.
The Company may prepay all, but not part, of the term loan and the convertible loan amounts at any time, by notifying the lender at least fifteen days in advance of a date ending on a repayment date; provided, however, that Kreos may at its option convert the convertible loan into ordinary shares prior to receipt of any such prepayment notification.
As additional consideration for the Loan, Kreos received a fee of USD 750,000, as well as a warrant to purchase 324,190 of the Company’s ordinary shares at a price per ordinary share equal to the volume weighted average price per share for the 30-day period ending three days prior to the closing of the loan. The Company will grant to Kreos an additional warrant to purchase ordinary shares with an aggregate value of up to a maximum of USD 1.0 million, with an exercise price per share equal to the volume weighted average price per share for the 30-day period ending three days prior to the date of the first drawdown of Loan B. The warrants are exercisable for a period of seven years from the date of issuance.
The Loan contains customary affirmative and negative covenants. The affirmative covenants include, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants include, among others, limitations on the Company’s ability to, subject to certain exceptions, incur additional debt.
The Group is still estimating the financial effect of this event on its consolidated financial statements.
AKP Partnering Agreement
On March 29, 2022, we entered into a partnering agreement, or the Partnering Agreement, with Asahi Kasei Pharma Corporation, or AKP. Under the Partnering Agreement, we have granted an exclusive license, with the right to sublicense in multiple tiers, to AKP, to develop, commercialize and exploit products derived from our lead product candidate, apraglutide, within the territory of Japan. We and AKP will form a joint steering committee to review, discuss and approve development and regulatory plans, and AKP’s activities under the agreement will be conducted in partnership with us. We retain all rights to apraglutide not granted to AKP.
Pursuant to the terms of the Partnering Agreement, we will receive approximately USD 5 million for development costs, payable at closing. As additional consideration for the license, we will also receive a one-time upfront payment of approximately USD 25 million, payable at closing, and we are further eligible to receive up to a possible total of approximately USD 170 million for cost-sharing, and regulatory and commercialization milestones, as well as tiered royalties of up to a mid-double digit percentage on product sales continuing until the later of (i) expiration of regulatory exclusivity in Japan, or (ii) expiration of the last valid patent claim that provides exclusivity to apraglutide in Japan (the “Royalty Term”). The Partnering Agreement will terminate upon the expiration of the Royalty Term or upon material breach by either party.
The Group is still estimating the financial effect of this event on its consolidated financial statements.