Form 20-F
period 2022-12-31
VectivBio Holding AG
filed 2023-04-19
CIK 1836379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Luca Santarelli, M.D.

Chief Executive Officer

Aeschenvorstadt 36

4051 Basel

Switzerland

Tel: +41 615513030
Email: luca.santarelli@vectivbio.com

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value of CHF 0.05 per share	VECT	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 67,391,790 Ordinary Shares, nominal value of CHF 0.05 per share.

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

GENERAL INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F for the year ended December 31, 2022, or Annual Report, to “VectivBio,” “VectivBio Holding,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to VectivBio Holding AG and its consolidated subsidiaries.

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

Our consolidated financial statements as of and for the years ended December 31, 2022, 2021, and 2020, including the notes thereto, are presented in U.S. dollars and in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

For further information on the basis of presentation refer to Note 2 to our consolidated financial statements beginning on page F-1 of this Annual Report.

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
•
the timing, progress and results of clinical trials for our product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, any initial or interim results from our clinical trials, the period during which the results of the trials will become available, and our research and development programs;
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
•
our ability to attract and retain qualified employees and key personnel; and
•
our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and continue to qualify as a foreign private issuer.

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

Summary Risk Factors

Our business is subject to a number of risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. You should carefully review and consider the full discussion of our risk factors in the section titled “Item 3. Key Information - Risk Factors” in Part I, Item 3.D. of this Annual Report. Set forth below is a summary list of the principal risk factors we face as of the date of the filing this Annual Report:

•
We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur substantial and increasing losses for the foreseeable future.
•
We have never generated any revenue from product sales and may never be profitable.
•
We will need substantial additional funding to pursue our business objectives.
•
We are heavily dependent on the success of our lead product candidate, apraglutide, for which we have not completed a pivotal trial. We cannot give any assurance that apraglutide or any future product candidates will receive regulatory approval, which is necessary before they can be commercialized.
•
The regulatory approval processes in the United States, in the European Union and in other foreign jurisdictions are lengthy, time consuming and inherently unpredictable.

•
Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes.
•
We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases for which our product candidates are being studied. Difficulty in enrolling patients could delay or prevent clinical trials and the expected release of data from clinical trials of our product candidates.
•
We may encounter substantial delays in our clinical trials, or we may fail to demonstrate safety and efficacy to the satisfaction of competent regulatory authorities.
•
If the market opportunities for our product candidate are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.
•
We are working in a competitive area with rapidly evolving scientific progress. If our competitors develop therapies that are similar, more advanced or more effective than ours, our commercial opportunity and financial position could be adversely impacted.
•
We currently have limited marketing and sales organization. If we are unable to establish broad sales, marketing and distribution capabilities or enter into additional agreements with third parties to market and sell our product candidates, we may not be successful in commercializing our products and may be unable to generate any revenue.
•
If we are unable to maintain effective proprietary rights for our product candidate or any future product candidates, we may not be able to compete effectively in our target markets.
•
We may not be successful in our efforts to identify, license, acquire, discover, develop or commercialize additional product candidates or additional indications that apraglutide may prove effective in treating.
•
We identified a material weakness in our internal control over financial reporting in prior reporting periods which has been remediated as of December 31, 2022. We may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur substantial and increasing losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company with a limited operating history. We have incurred net losses in each year since our inception, including net losses of USD 93.7 million, USD 87.0 million and USD 59.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. Since our inception through December 31, 2022, we had accumulated net losses of USD 207.8 million.

We have devoted substantially all of our financial resources to identify, acquire and develop our lead product candidate, apraglutide, including by conducting clinical trials and preclinical studies and product candidate development and by providing general and administrative support for these operations. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Biopharmaceutical product development is highly speculative and involves a substantial degree of risk. We expect it will be several years, if ever, before we have a product candidate approved for commercialization. If we obtain regulatory approval to market our product candidate or other potential product candidates, our future revenue will depend upon the size of any target markets for which our product candidate may receive approval, our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our product candidate in those target markets. However, even if we obtain adequate market share for our product candidate, because the potential markets for which our product candidate may ultimately receive regulatory approval is very small, we may never become profitable despite obtaining such market share and acceptance of our products.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, which may fluctuate from period to period. We anticipate that our expenses will increase substantially if and as we:

•
continue our product candidate research and nonclinical and clinical development of our product candidates;
•
expand the scope of our current clinical trials for apraglutide and initiate a clinical trial of VB-1197, if applicable;
•
advance our future product candidates and programs into clinical trials;
•
initiate additional nonclinical, clinical or other trials for our current product candidates and potential future product candidates or indications;
•
change or add additional manufacturers or suppliers;
•
require additional manufacturing capacity;
•
seek regulatory approvals for our product candidates upon successful completion of the clinical trials;
•
establish commercial manufacturing, sales, marketing and distribution infrastructure to commercialize any product candidates that we may obtain marketing approval for;
•
seek to identify, assess, acquire and develop other product candidates;
•
make milestone or other payments under the Comet Therapeutics, Inc. Agreement and Plan of Merger, or the Comet Merger Agreement, our licensing agreements with Ferring International Center S.A., or Ferring, or any potential future collaboration or license agreements;
•
file, prosecute and maintain, or fund the filing, prosecution and maintenance of, patents and patent applications, and defend and enforce our patent and other intellectual property rights;
•
defend, in litigation or otherwise, any intellectual property, including claims that we infringe third-party patents or other intellectual property rights;
•
attract and retain skilled personnel;
•
create additional infrastructure to support our operations as a public company, product development and planned future commercialization efforts; and
•
experience any delays or encounter issues with any of the above.

Because of the numerous risks and uncertainties associated with developing our product candidate, we are unable to predict the extent of any future losses or the financial periods in which we will be profitable, if at all.

We have never generated any revenue from product sales and may never be profitable.

We have no products approved for commercialization and have never generated any revenue from product sales. Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of our product candidates and obtain the regulatory approvals necessary to commercialize our current product candidate. We do not anticipate generating revenue from product sales for the foreseeable future. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•
completing research and clinical development of our product candidates;
•
obtaining regulatory approvals for our product candidates upon the completion of clinical trials;
•
developing a sustainable and scalable manufacturing process for any approved product candidates and establishing and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate and sufficient products to support clinical development and the market demand for our product candidates, if approved;
•
launching and commercializing our current product candidates if and when a regulatory approval is obtained, either directly or with a collaborator or distributor;
•
obtaining market acceptance of our product candidates, if approved as a viable treatment option;
•
addressing any competing product, technological and market developments;
•
identifying, assessing, acquiring or developing new product candidates or pursuing other indications for our existing product candidates;
•
negotiating favorable terms in any collaboration, licensing or other arrangements that we may enter into;
•
maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
•
attracting, hiring and retaining qualified personnel.

Even if one of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Because of the numerous risks and uncertainties with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses could increase beyond expectations if we are required by the FDA, the EMA, or other regulatory authorities, whether Swiss or foreign, to change our manufacturing processes or trials, or to perform clinical, nonclinical or other types of studies in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market our current product candidate or any future product candidates, our revenue will be dependent, in part, upon the size of the addressable markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price and whether we own the commercial rights for that territory. If the number of our addressable rare disease patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably expected target patient population for treatment is narrowed by competition, physician choice, payor specifications or treatment guidelines, we may not generate significant revenue from sales of our product candidate, even if approved. The development of apraglutide is an important part of our current business strategy. If we are unable to obtain regulatory approval for the desired indications or do not maintain orphan exclusivity for apraglutide for the treatment of SBS-IF, our business may suffer. If we are not able to generate revenue from the sale of any approved products for the foregoing or for other reasons, we may never become profitable.

We will need substantial additional funding to pursue our business objectives.

In order to fund further operations, we will need to raise capital. We may seek these funds through a combination of private and public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements. In 2022, we raised an aggregate of USD 179.2 million in three equity offerings and secured access to an additional EUR equivalent of up to USD 75 million in debt financing, of which we have drawn down EUR equivalent of USD 10 million. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. These conditions raise substantial doubt about our ability to continue as a going concern, and we will be required to raise additional funds, seek alternative means of financial support, or both, in order to continue operations. The accompanying audited consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. If we are unable to raise the requisite funds, we will need to curtail or cease operations.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time- consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to develop our product candidates and, if approved, to market it commercially.

As of December 31, 2022, our cash and cash equivalents were USD 221.4 million. We expect, based on our current plans, that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months. However, we expect that we will require additional capital prior to obtaining regulatory approval for, and commercializing, any of our product candidates. In addition, our operating plans may change as a result of many factors that are currently unknown to us, and we may need to seek additional funds sooner than planned. Changes may occur beyond our control that would cause us to expend our available capital before that time, including changes in and progress of our development activities and changes in regulation. Our future capital requirements will depend on many factors, including:

•
the scope, rate of progress, results and cost of our ongoing and planned clinical trials and preclinical studies and other related activities;
•
the cost of formulating and developing new product candidates;
•
the cost of manufacturing clinical and commercial supplies of our product candidate and any approved products that we may develop;
•
the cost, timing and outcomes of regulatory approvals;
•
the cost and timing of establishing sales, marketing and distribution capabilities; and
•
the terms and timing of any collaboration, licensing or other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We will require additional capital to complete our ongoing clinical development programs for our lead product candidate to seek regulatory approval and to complete our planned IND-enabling studies for VB-1197. If we receive regulatory approval for our lead product candidate, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved.

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

Our operating results are difficult to predict and will likely fluctuate from year to year and from period to period. If we receive regulatory approval for our current lead product candidate, our product sales will be difficult to predict from period to period and as a result, you should not rely on sales results in any period as being indicative of future performance and sales may be below the expectation of securities analysts or investors in the future. We believe that our results of operations may be affected by a variety of factors, including:

•
the level of demand and prices for our current or future product candidates, if approved, and of products with which we compete;

•
the extent to which coverage and adequate reimbursement is available from third-party payors, including government and health administration authorities, private health insurers, managed care programs and other organizations;
•
rebates, discounts, other pricing concessions and fees that we may provide to integrated delivery networks, group purchasing organizations, pharmacy benefits managers, other third-party payors and national and regional government reimbursement authorities;
•
the timing, cost and level of investment in our marketing efforts to support sales;
•
the timing, cost and level of investment in our research and development activities involving approved products, if any, and our current or future product candidates;
•
the cost of manufacturing and distribution;
•
the amount of legally mandated discounts to government entities, product returns and other gross-to-net deductions;
•
the risk/benefit profile, cost, coverage and reimbursement of existing and potential future drugs that compete with any approved product; and
•
expenditures that we will or may incur to acquire or develop additional product candidates and technologies.

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

The pricing of our lead product candidate, if and when approved for marketing, will depend, in part, on the pricing strategies adopted by our competitors. We compete with companies that are producing drugs for SBS, such as Takeda which currently distributes the GLP-2 analog teduglutide, marketed as Gattex in the United States and Revestive in Europe, or Zealand Pharma, which is developing the GLP-2 analog glepaglutide for the treatment of SBS and which announced results from its Phase 3 trial in September 2022. Hanmi Pharmaceutical is also developing a GLP-2 analog which is entering Phase 2. Products with other mechanisms of action may emerge as future competition, such as the GLP-1 candidate vurolentatide which is under investigation by 9 Meters in SBS patients. Our competitors may also succeed in obtaining FDA or other regulatory approvals more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. If these or other companies enact pricing strategies that impact the price we can charge for our product candidate, if approved, we may reduce our prices and our revenue and results of operations could be affected.

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

As of December 31, 2022, we reported USD 235.7 million in tax loss carryforwards, of which USD 234.5 million was in Switzerland and USD 1.2 million was in Canada. In Switzerland, such tax loss carryforwards could, with certain limitations, be used to offset future taxable income. However, if not utilized, Swiss tax loss carryforwards expire seven years after the tax year in which they were incurred. Canadian tax loss carryforwards expire after twenty years. Due to our limited income, there is a high risk that our Swiss tax loss carryforwards will expire in part or in their entirety and will not be used to offset future taxable income for Swiss corporate income tax purposes.

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

Our operations and those of our third-party suppliers and collaborators could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes or other extreme weather conditions, medical epidemics, labor disputes, war or other business interruptions. Any interruption could come with high costs for us, as salaries and certain of our other costs would usually continue. Moreover, any interruption could seriously harm our ability to timely proceed with any clinical programs or to supply product candidates for use in our clinical programs or during commercialization. For example, the ongoing conflict between Russia and Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a broader regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region. In particular, apraglutide is currently being evaluated in a global Phase 3 clinical trial called STARS for the treatment of patients with SBS-IF, conducted by a contract research organization, or CRO. This CRO has both Russian and Ukrainian employees in addition to employees located in Switzerland and other locations. There has not been any material impact of the ongoing conflict between Russia and Ukraine on the conduct of our STARS trial.

Risks Related to the Discovery and Development of Our Product Candidates

We are heavily dependent on the success of our lead product candidate, apraglutide, for which we have not completed a pivotal trial. We cannot give any assurance that apraglutide or any future product candidates will receive regulatory approval, which is necessary before they can be commercialized.

To date, we have invested substantially all of our efforts and financial resources to identify, acquire and develop our lead product candidate, apraglutide, including by conducting pharmacology and non-clinical safety studies and clinical trials, and providing general and administrative support for these operations. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and commercialize one or more of our current or future product candidates. We may never be able to develop or commercialize a marketable drug.

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

The regulatory approval processes in the United States, in the European Union and in other foreign jurisdictions are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain marketing approval by the FDA, European Commission and other comparable regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors. In addition, marketing approval policies, regulations, or the type and amount of clinical data necessary to gain marketing approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the marketing approval of or may result in the decision not to approve our product candidate. We have not obtained regulatory approval for our lead product candidate, and it is possible that we will never obtain regulatory approval for apraglutide or any of our other product candidates.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•
the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials or with our interpretation of data from our preclinical studies or clinical trials;
•
the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;
•
the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA, MAA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;

•
serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;
•
the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•
we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that any of our product candidates’ risk-to-benefit ratio for their respective proposed indications is acceptable;
•
the FDA, EMA or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of our product candidates;
•
the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
•
the marketing approval policies or regulations of the FDA, the European Commission, or other applicable comparable foreign regulations in the European Union and other jurisdictions may significantly change in a manner rendering our clinical data insufficient for approval.

In addition, we plan to develop a proprietary injection device for apraglutide, which would cause it to be regulated as drug and device combination product by FDA, European Commission and comparable foreign regulatory authorities. Combination products require coordination within the FDA, EMA and comparable regulatory authorities for review of their device and device components. Although the FDA, EMA, European Commission and comparable foreign authorities have systems in place for the review and marketing approval of combination products such as a proprietary injection device for apraglutide, we may experience additional delays in the development and commercialization of our product candidate due to regulatory timing constraints and uncertainties in the product development and approval process. Moreover, although we expect that the device component will be reviewed in connection with the review of the drug marketing application for apraglutide, and that no separate marketing authorization application for the device component will be required, the FDA, EMA or comparable regulatory authorities may disagree and require that we obtain a separate clearance or marketing approval of the device component, which could further delay or prevent regulatory approval of apraglutide.

This lengthy regulatory approval process, as well as the unpredictability of the results of clinical trials, may result in our failure to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

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

Identifying and qualifying patients to participate in clinical trials of our lead product candidate is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our lead product candidate, and we may experience delays in our clinical trials if we encounter difficulties in enrollment for any reason, including, for example, as a result of the COVID-19 pandemic or global instability.

SBS-IF is a rare disease and the patient population that is eligible for our trials is both limited in number and difficult to accurately estimate and recruit. We estimate that a prevalence of approximately 9,000 adult SBS-IF patients in the United States and 7,500 in Germany, the United Kingdom, Italy, Spain and France, or collectively, the EU5. We estimate that there are up to 1,000 SBS-IF patients in Japan and a significant number of patients in other geographies, including China. The eligibility criteria of our clinical trials will further limit the pool of available study participants as we will require that, in the case of SBS-IF, patients have specific characteristics that we can measure to confirm their disease is both severe enough and not too advanced to include them in a given study. Patient enrollment depends on many factors, including:

•
the size and nature of the patient population;
•
the severity of the disease under investigation;
•
eligibility criteria for the trial;

•
the proximity of patients to clinical sites;
•
the design of the clinical protocol;
•
the ability to recruit clinical trial investigators with the appropriate competencies and experience;
•
the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidate or trial completion;
•
the availability of competing clinical trials;
•
the availability of new drugs approved for the indication the clinical trial is investigating; and
•
clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies.

Additionally, patients may not be willing or able to participate in our clinical trials due to the COVID-19 pandemic. If patients are unwilling to participate in our clinical trials for any reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed.

If we experience delays in the completion of, or termination of, the clinical trials of our product candidate, the commercial prospects of our product candidate will be harmed and our ability to generate product revenue from our lead product candidate could be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down the development and marketing approval process for our lead product candidate, and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may harm our business, financial condition and prospects significantly.

We may encounter substantial delays in our clinical trials, or we may fail to demonstrate safety and efficacy to the satisfaction of competent regulatory authorities.

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

Events that may prevent successful or timely completion of clinical development include but are not limited to:

•
inability to generate sufficient toxicology, or other in vivo or in vitro data to support the further development of apraglutide;
•
generation of new preclinical toxicology or other data that precludes further clinical testing in humans;
•
delays in reaching a consensus with regulatory authorities on study design, including the primary endpoints for a clinical trial and the appropriate ages of the patient populations;
•
delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
•
delays in identifying, recruiting and training suitable clinical investigators;

•
delays in obtaining required Institutional Review Board, or IRB, approval or Ethics Committees' positive opinion at each clinical trial site;
•
imposition of a clinical hold by regulatory authorities after review of an IND application or amendment, or equivalent application or amendment, or an inspection of our clinical trial operations or study sites;
•
delays in recruiting suitable patients to participate in our clinical trials;
•
difficulty collaborating with patient groups and investigators;
•
failure by our CROs, other third parties, or us to adhere to clinical trial requirements;
•
failure to perform in accordance with the FDA’s good clinical practice, or GCP, requirements, and/or the Clinical Trials Regulation 536/2014, with applicable European Commission or EMA GCP guidance, and the EU Good Clinical Practice Directive No. 2005/28/EC, or applicable regulatory guidelines in other countries;
•
delays in patients completing participation in a study or returning for post-treatment follow-up;
•
patients dropping out of a study;
•
adverse events associated with the product candidate that are found to outweigh its potential benefits;
•
results from clinical studies demonstrating that our product candidates are ineffective, inferior to existing approved products for the same indications, unacceptably toxic or have unacceptable side effects;
•
changes to the clinical trial protocols;
•
changes in regulatory requirements, guidance or the standard of care that require amending or submitting new clinical protocols;
•
selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data;
•
delays in establishing the appropriate dosage levels;
•
lack of funding to continue a trial;
•
clinical studies of our product candidates that produce negative or inconclusive results, which may result in us deciding, or regulators requiring us, to conduct additional clinical trials or abandon a drug development program; and
•
delays in manufacturing, testing, releasing, validating or importing or exporting sufficient, stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.

In addition, disruptions caused by the COVID-19 pandemic or the globally instability and sanctions resulting from the ongoing conflict between Russia and Ukraine may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may seriously harm our business.

Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental authorities and Ethics Committees or IRBs at the medical institutions where the clinical trials are conducted. We could encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA or any other regulatory authority, or if the IRBs or Ethics Committees of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

Moreover, principal investigators for our clinical trials may serve and have served as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing authorization applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of our product candidates.

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

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate in the relevant jurisdictions in which we desire to commercialize such product. Even if we believe our product candidate has demonstrated safety and efficacy in clinical studies, FDA, EMA and other regulatory authorities may not complete their review processes in a timely manner, or may disagree with our interpretation of results, which could delay or prevent us from obtaining regulatory approvals. Additional delays may occur if an FDA Advisory Committee, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, or other comparable regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical studies and the review process. Regulatory authorities also may approve a product for fewer or more limited indications than requested or may grant marketing approval subject to the performance of post-marketing studies. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. If we are unable to obtain necessary regulatory approvals, our business, results of operations and prospects may suffer a negative impact.

Our lead product candidate may cause undesirable side effects and safety issues or have other properties that could delay or prevent its development, create unpredictable clinical trial results, impact its regulatory approval or limit the commercial profile of an approved label.

Undesirable side effects caused by our lead product candidate could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, European Commission or other comparable foreign regulatory authorities. For example, patients treated with apraglutide may experience well known class-specific adverse events, including, but not limited to, abdominal pain, injection site reactions, nausea, headaches, abdominal distension, upper respiratory tract infection, vomiting and fluid overload. There may be additional mechanistic side effects that only reveal themselves upon the completion of larger studies. Additionally, our product candidate has been designed to have a long half-life, creating uncertainty about its long-term safety profile. For example, the increased pleiotropic activity of apraglutide will need to be assessed in longer-term non-clinical safety studies. Results of our studies are not predictable and could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our studies could be suspended, varied or terminated, and the FDA, the national competent authorities of the EU Member States, or other comparable foreign regulatory authorities could order us to cease further development of, or deny or withdraw marketing approval of, our product candidate for any or all targeted indications.

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

Additionally, if our lead product candidate receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•
regulatory authorities may suspend, vary, limit or withdraw marketing approvals of such product, seek an injunction against its manufacture or distribution or require additional warnings on any applicable label;
•
we may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, plan, or similar actions in other jurisdictions which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers or other elements to assure safe use;
•
we may be required to change the way the product is administered to patients;

•
we could be required to conduct expensive post-marketing studies;
•
we could lose commercial market opportunity and our revenues could decrease substantially;
•
we could be sued and held liable for harm caused to patients; and
•
our reputation may suffer and physicians or patients might be less likely to use our product or may refer patients to products produced by our competitors.

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

Further, others, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular preclinical or clinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain marketing approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Even if we obtain regulatory approval for any of our product candidates, we may have additional development commitments and our products will remain subject to regulatory scrutiny.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-marketing information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, regulations and/or guidelines. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA or MAA. Accordingly, we and others with whom we work, must continue, after any marketing approval, to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, REMS, or equivalent actions required by foreign regulatory authorities, development, and/or surveillance to monitor the safety and efficacy of the product candidate. We will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA and other comparable foreign regulatory authorities. Any new legislation or regulatory requirements addressing product safety issues could result in delays in product development or commercialization or increased costs to assure compliance.

We will have to comply with advertising and promotion requirements for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. For example, a company may not promote “off-label” uses for its drug products. An off-label use is the use of a product for an indication that is not described in the product’s FDA-approved label in the U.S. or for uses in other jurisdictions that differ from those approved by the competent regulatory authorities. Physicians, on the other hand, may prescribe products for off-label uses. Although the FDA and other regulatory authorities do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing approval has not been granted. Promotional activity that does not comply with the product’s Summary of Product Characteristics, or SmPC, is considered off-label and is prohibited in the European Union. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling or SmpC. Violations, including actual or alleged promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA, the U.S. Department of Justice, and comparable foreign bodies. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to corrective information to healthcare practitioners, injunctions, or civil or criminal penalties. As such, we may not promote our products for indications or uses for which they do not have approval. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency or problems with the facility where the product is manufactured, or if an agency disagrees with the promotion, marketing or labeling of a product, such regulatory authority may impose restrictions on that product or us, including by requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory or enforcement authority may, among other things:

•
issue warning letters;
•
impose civil or criminal penalties;
•
suspend, vary, limit or withdraw regulatory approval;
•
suspend any of our ongoing or planned clinical trials;
•
refuse to approve pending applications or supplements to approved applications submitted by us;
•
impose restrictions on our operations, including closing our contract manufacturers’ facilities or imposing new manufacturing requirements; or
•
seize or detain products, or require a product recall.

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

The European Union provides opportunities for data and market exclusivity related to certain types of marketing authorizations. Upon grant of related marketing authorization, innovative medicinal products generally benefit from eight years of data exclusivity and ten years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the European Economic Area, or EEA, from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EEA until ten years have elapsed from the initial marketing authorization of the reference product in the EEA. The overall ten-year period may, occasionally, be extended for a further year to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

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

In order to market our future products in the European Economic Area, or EEA, Asia Pacific, or APAC, or other foreign jurisdictions, we must obtain separate regulatory approvals in such jurisdictions and comply with varying regulatory requirements. The regulatory approval process varies among countries and can involve additional testing aside from what is required to obtain regulatory approval in the United States. The time required to obtain regulatory approval may differ from that required to obtain regulatory approval from the FDA or regulatory authorities in the EEA.

In the EEA, medicinal products can only be commercialized after a related Marketing Authorization, or MA. To obtain an MA for a product in the EU, which is valid throughout the EEA, an applicant must submit a Marketing Authorization Application, or MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU. MAAs submitted in accordance with the centralized procedure are subject to an initial assessment by the EMA's Committee for Medicinal Products for Human Use, or CHMP, on the basis of scientific criteria concerning its quality, safety and efficacy.

In Japan, the Pharmaceuticals and Medical Devices Agency, or PMDA, of the Ministry of Health, Labour and Welfare, or MHLW, must approve an application under the Pharmaceutical Affairs Act before a new drug product may be marketed in Japan.

We have had limited interactions with regulatory authorities outside of the United States and the European Union. Marketing approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain marketing approval may differ from that required to obtain FDA approval or to be granted a marketing authorization from the European Commission. Moreover, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Marketing approval by the FDA or the European Commission does not ensure approval by regulatory authorities in other countries, and marketing approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA or the European Commission. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all the risks associated with obtaining FDA approval or marketing authorization from the European Commission or competent authorities of the EU Member States. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and even if we file, we may not receive necessary approvals to commercialize our product candidate in any market. We may expend our limited resources to pursue a potential product candidate or indication and fail to capitalize on our product candidate or indications that may be more profitable or for which there is a greater likelihood of success.

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

We have relied upon and plan to continue to rely upon third-party CROs to execute our ongoing clinical trial programs. We control only certain aspects of the CROs’ activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We, our CROs and other vendors are required to comply with cGMP, GCP, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the competent authorities of the individual EEA countries and comparable foreign regulatory authorities for our current product candidate in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our clinical trials may be deemed unreliable and the FDA, EMA, or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with the relevant regulations. Additionally, the CRO conducting our Phase 3 STARS clinical trial for apraglutide has employees in both Russia and the Ukraine, and we cannot be certain that the conflict in Ukraine will not adversely affect our CRO’s ability to execute our clinical trial on our projected timeline.

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

Our lead product candidate has never been manufactured on a commercial scale, and there are risks associated with developing the manufacturing processes to commercial scale including cost overruns, potential problems with process performance, process reproducibility, stability issues, lot consistency and timely availability of raw materials. Even if we could otherwise obtain regulatory approval for apraglutide, there is no assurance that our manufacturer will be able to manufacture the approved product to specifications acceptable to the FDA, EMA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities of any approved product for commercialization, our commercialization efforts would be impaired, which would have an adverse effect on our business, results of operations and prospects.

The process of manufacturing apraglutide is complex, highly regulated and subject to several risks, including:

•
product loss due to contamination, operator error and equipment failures. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in apraglutide or in the manufacturing facilities in which it is made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination; and
•
the manufacturing facilities in which apraglutide is made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.

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

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products and the device components. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of marketing approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.

We and our collaborators and contract manufacturers are subject to significant regulation with respect to formulating, manufacturing and finishing our lead product candidate. The manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet our supply demands.

All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our lead product candidate, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of investigational medicinal products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidate that may not be detectable in final product testing.

We, our collaborators, or our contract manufacturers must supply all necessary documentation in support of an NDA, or MAA on a timely basis and must adhere to GLP and cGMP regulations enforced by the FDA and other regulatory authorities through their facilities inspection program. The facilities and quality systems of some or all of our collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidate or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidate or our future potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although we oversee the contract manufacturers, we cannot control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for detailed compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.

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

Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA supplement or MAA variation, or equivalent foreign regulatory filing, which could result in further delay. The regulatory authorities require additional studies if a new manufacturer is relied upon for clinical or commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

These factors could cause us to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required regulatory approvals or commercialization of our lead product candidate. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed or, if our lead product candidate is approved, we could lose potential revenue.

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

The development and potential commercialization of our current or future product candidates will require substantial additional capital to fund expenses. We may, in the future, decide to collaborate with other biopharmaceutical companies for the development and potential commercialization of those product candidates. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidate as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of one of our future product candidates, we can expect to relinquish some or all of the control over the future success of that product candidate to the third-party. For example, in March 2022, we entered into a partnering agreement, or the Partnering Agreement, with Asahi Kasei Pharma Corporation, or AKP. Under the Partnering Agreement, we granted an exclusive license, with the right to sublicense in multiple tiers, to AKP, to develop, commercialize and exploit products derived from our lead product candidate, apraglutide, within the territory of Japan. We have received an upfront payment of JPY 3,000 million (USD 24.61 million at date of agreement) and a payment of JPY 600 million related to development activities (USD 4.92 million at date of agreement), and we are further eligible to receive payments of JPY 1,000 million related to development activities (USD 8.20 million at date of agreement) and to receive up to a possible total of JPY 20,000 million (USD 164.06 million at date of agreement) upon the achievement certain regulatory and commercialization milestones as well as tiered royalties of up to a mid-double digit on sales of products, if approved; however, there is no guarantee that AKP will successfully progress apraglutide in Japan, and we do not know if the Partnering Agreement will result in any future revenue for us or whether we could have entered into a more advantageous agreement with another partner.

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

Our product candidates may also require specific components to work effectively and efficiently, and rights to those components may be held by others. We may be unable to in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, which would harm our business. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

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

We currently focus our research and product development on treatments for rare diseases, specifically SBS-IF, methylmalonic acidemia, or MMA, and propionic acidemia, or PA. Given the small number of patients who have the diseases that we are targeting, it is critical to our ability to grow and become profitable that we successfully identify patients with these rare diseases generally, and patients with SBS-IF specifically. Our projections of both the number of people who have these diseases and the subset of people with these diseases who have the potential to benefit from treatment with our product candidate are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases and the number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for our product candidates may be limited and uneconomical, and we may not be successful in marketing our product candidates against competitors.

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

Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in the EU Member States, Canada and other countries has and will continue to put pressure on the pricing and usage of our product candidate. In order to obtain reimbursement for our products in some EEA countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States.

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

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. We may also elect to enter into such a license in order to avoid or settle pending or threatened litigation. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us and could require us to pay significant royalties and other fees. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorney’s fees, if we are found to have willfully infringed the intellectual property in question.

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

Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could have a material adverse effect on our ability to compete in the marketplace.

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

Similarly, in other markets such as the EEA, generic and biosimilar medicinal products may also be able to enter the market.

If competitors are able to obtain marketing approval for generic and biosimilar versions of our products, our products may become subject to additional, low-cost competition, with the attendant competitive pressure and consequences.

The patent protection and patent prosecution for our lead product candidate is dependent on third parties.

In some circumstances, we may not have the right to control the preparation, filing, prosecution of patent applications or to maintain, defend and enforce patents that we license to or from third parties, and we may have to rely on our partners to fulfill these responsibilities. For example, under our license agreement with Ferring, Ferring is solely responsible for the prosecution, maintenance, defense, and enforcement of patents and patent applications licensed to us for apraglutide and is not obligated to consult with us in connection with its prosecution and maintenance decisions. Although Ferring is obligated to consult with us in connection with its defense and enforcement of the patents and patent applications it licenses to us, Ferring maintains ultimate decision-making control. Consequently, any such licensed patents and patent applications may not be prepared, filed, prosecuted, maintained, enforced, or defended in a manner consistent with the best interests of our business. If Ferring or any of our future licensing partners fails to appropriately prepare, file, prosecute, maintain, enforce, or defend licensed patents and other intellectual property rights covering our product candidate, such rights may be reduced or eliminated, and our ability to develop and commercialize our product candidate may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products.

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

In some cases, patent prosecution of our licensed technology is controlled solely by the licensor. If our licensor fails to obtain or maintain a patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. In certain cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. Licensing of intellectual property is of critical importance to our business and involves complex legal, business, and scientific issues. Disputes may arise regarding intellectual property subject to a licensing agreement, including but not limited to:

•
the scope of rights granted under the license agreement and other interpretation-related issues;
•
the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

•
the sublicensing of patent and other rights;
•
our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•
the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors, our collaborators and us;
•
the priority of invention of patented technology; and
•
the fulfilment of our obligations under the license.

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

The agreements under which we currently in-license intellectual property from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. If any of our current or future licenses or material relationships or any in-licenses upon which our current or future licenses are based are terminated or breached, we may:

•
lose our rights to develop and market our current or any future product candidates;
•
lose patent protection for our current or any future product candidates;
•
experience significant delays in the development or commercialization of our current or any future product candidates;
•
not be able to obtain any other licenses on acceptable terms, if at all; or
•
incur liability for damages.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

•
others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents that have, or may, issue from our patent applications;
•
we or our licensors might not have been the first to make the inventions covered by a pending patent application that we have rights in or to;
•
we or our licensors might not have been the first to file patent applications covering an invention;
•
others may independently develop similar or alternative technologies without infringing our intellectual property rights;
•
pending patent applications that we own or license may not lead to issued patents;
•
patents, if issued, that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
•
third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;
•
we may not be able to obtain and/or maintain necessary or useful licenses on reasonable terms or at all;
•
third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights over that intellectual property;
•
we may not develop or in-license additional proprietary technologies that are patentable; and
•
the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business and results of operations.

Risks Related to Our Business Operations

The COVID-19 pandemic could adversely impact our business, including the timing or results of our preclinical studies and clinical trials, as well as the business or operations of third parties with whom we conduct business.

Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third party manufacturers and contract research organizations, or CROs, upon whom we rely. We may experience disruptions related to the pandemic that could severely impact our business, preclinical studies and clinical trials, including:

•
delays in receiving approval from local regulatory authorities to initiate our planned preclinical studies and clinical trials;
•
delays or difficulties in enrolling patients in our clinical trials;
•
delays or difficulties in securing clinical trial site locations, and delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•
delays in clinical sites receiving the supplies and materials, such as batch deliveries, needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;
•
changes in local regulations as part of a response to COVID-19 which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;
•
diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
•
interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state or foreign governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;
•
risk that participants enrolled in our clinical trials will contract COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;
•
risk that patients may not be willing or able to participate in our clinical trials, which could delay the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products;
•
interruptions in preclinical studies due to restricted or limited operations at our research and development laboratory facility;
•
delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
•
limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;
•
refusal of the FDA, EMA or of other comparable regulatory authorities to accept data from clinical trials in these affected geographies; and
•
interruption or delays to our clinical activities.

The extent to which the COVID-19 outbreak or any future outbreaks of contagious disease ultimately impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, the emergence of variants, the transition to endemic status, travel restrictions and social distancing in Switzerland, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in countries around the world to contain and treat the disease. Moreover, to the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies is in force that, among other things, (1) imposes an annual binding shareholders’ “say on pay” vote with respect to the compensation of our executive committee and board of directors, (2) generally prohibits severance, advances and sign-on bonuses, certain payments in connection with post-employment non-compete covenants, transaction premiums and similar payments to members of our executive committee and board of directors, and (3) requires companies to specify certain compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. In addition, the competition for qualified personnel in the biopharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly-skilled scientific, technical and managerial employees. Because the Swiss legislation affecting public companies will apply to operations in the United States and are more onerous and restrictive than comparable laws and regulations applying to U.S. domiciled companies, recruiting and retaining members of our executive committee and board of directors in the United States will be even more difficult as compared to companies domiciled in the United States. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could harm our business.

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

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a company to financial incentives such as reduction of fees or fee waivers and ten years of data and market exclusivity for the approved therapeutic indication following marketing authorization of a medicinal product, including biological medicinal products. This period may be reduced to six years if, at the end of the fifth year, the medicinal product no longer fulfills the orphan designation criteria, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

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

Even though we have orphan drug designation for apraglutide in the European Union and in the United States, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. For example, teduglutide, sold as Gattex in the United States and as Revestive in the European Union, has been granted orphan drug status in the European Union and the United States. In July 2018, the FDA initially denied a request for orphan drug designation for apraglutide for the treatment of SBS-IF by asserting that apraglutide is the “same drug” as teduglutide and asserting that a plausible hypothesis of the clinical superiority over teduglutide for the treatment of SBS-IF would need to be provided in order to obtain orphan drug designation. We responded to the FDA in October 2018, and on December 20, 2018, the FDA granted orphan drug designation for apraglutide for the treatment of SBS-IF. The FDA also granted orphan drug designation for apraglutide for the prevention of acute GvHD. Orphan drug applicability will be reassessed by health authorities upon completion of clinical studies and submission of our marketing application.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA or European Commission can subsequently approve the same drug with the same active moiety for the same condition if the FDA or EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

We may not be successful in our efforts to identify, license, acquire, discover, develop or commercialize additional product candidates or additional indications for apraglutide.

Although a substantial amount of our effort will focus on the continued clinical testing, potential marketing approval and commercialization of our lead product candidate, the success of our business also depends upon our ability to successfully develop apraglutide for the treatment of additional indications, to successfully develop VB-1197 and to identify, license, acquire, discover, develop and commercialize additional product candidates. Research programs to identify new indications or product candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. Our research programs, licensing and acquisition efforts may fail to yield additional product candidates for clinical development and commercialization for a number of reasons, including but not limited to the following:

•
our research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;
•
we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

•
our product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;
•
competitors may develop alternatives that render our product candidates obsolete or less attractive;
•
the product candidates that we develop may be covered by third parties’ patents or other exclusive rights;
•
we may not be able to acquire product candidates on favorable terms, if at all;
•
the market for our product candidates may change during our development so that such a product may become unreasonable to continue to develop;
•
we may not be successful in expanding our lead product candidate into new indications;
•
our product candidates may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•
our product candidates may not be accepted as safe and effective by patients, the medical community, or third-party payors.

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

In the United States, the European Union, and other foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed reforms to the healthcare system that could affect our future results of operations. In particular, a number of initiatives at the United States federal and state levels seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include:

•
an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs agents, which is apportioned among these entities according to their market share in certain government healthcare programs;
•
a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•
an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively and a cap of the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

•
a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•
extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•
expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•
expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•
a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
•
establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There remain judicial, executive, and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. For example, the Tax Cuts and Jobs Act of 2017, or Tax Act, included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any such challenges and additional health reform measures of the Biden administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other health care funding, which could have an adverse effect on our customers and accordingly, our financial operations.

In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy”, with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and set out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidate or additional pricing pressures.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidate, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or EU Member State level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU Member States have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidate, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

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

Our operations are directly and indirectly through our relationships with healthcare professionals, principal investigators, consultants, third-party payors and customers, subject to broadly applicable U.S. fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. These laws may impact, among other things, our clinical research programs, proposed sales, marketing, and education programs. The applicable U.S. federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

•
The federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
•
The federal civil and criminal false claims laws including, without limitation, the civil False Claims Act, which can be enforced by private citizens on behalf of the U.S. government, through civil whistleblower or qui tam actions, and the federal civil monetary penalties law, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal funds, and knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Several pharmaceutical and other health-care companies have been prosecuted under these laws for alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.
•
The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
•
The federal physician payment transparency requirements, sometimes referred to as the “Physician Payments Sunshine Act,” which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by these physicians and their immediate family members.
•
The analogous state and non-U.S. law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require the reporting of information related to drug pricing; and state and local laws requiring the registration of pharmaceutical sales representatives.

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

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or unauthorized activities that violates (1) the laws and regulations of the FDA, European Commission, EMA and other similar regulatory authorities in the EU, including those laws requiring the reporting of true, complete and accurate information to such authorities, (2) manufacturing standards, (3) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad and (4) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of personal data, including information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of product candidates, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees, consultants and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations.

We are subject to stringent and changing U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; disruptions of our operating results and business; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business information, trade secrets, intellectual property, information we collect about trial participants in connection with clinical trials, and sensitive third-party information (collectively, sensitive data). Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security and that govern the processing of sensitive data (including personal data) by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including federal and state health information privacy laws, state data breach notification laws, state privacy laws, federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable protected health information in a manner that is not authorized or permitted by HIPAA. In addition, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, or the CPRA (collectively, the CCPA), applies to personal data of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights related to their personal data. The CCPA provides for administrative fines for noncompliance (up to USD 7,500 per violation) and allows private litigants affected by certain data breaches to recover significant statutory damages. Further, the CPRA’s recent amendments expand the CCPA’s requirements, including by adding a new right for individuals to correct their personal data and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely.

Outside the United States, we are subject to an increasing number of laws, regulations, industry standards and other obligations relating to data privacy and security. For example, European Union’s General Data Protection Regulation, or the EU GDPR, and the United Kingdom’s GDPR, or the UK GDPR, impose strict requirements for processing the personal information of individuals, including health-related information. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on information processing, as well as fines for noncompliant companies up to the greater of €20 million or 4% of annual global revenue, and separately £17.5 million or 4% of annual global revenue under the UK GDPR. In accordance with the EU GDPR, companies may face private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. EU Member States are also able to legislate separately on health and genetic information, and we must comply with these local laws where we operate. For example, in France, the conduct of clinical trials is subject to compliance with reference methodologies (such as MR-001) imposing stringent rules to process health-related information. The Swiss Federal Act on Data Protection, or the FADP, also applies to the collection and processing of personal data, including health-related information, by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The FADP has been revised and adopted by the Swiss Parliament and will enter into force on September 1, 2023. Companies must comply with the revised version of the FADP and its revised ordinances from September 1, 2023, which may result in an increase of costs of compliance, risks of noncompliance and penalties for noncompliance.

The European Union and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal information to other countries. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally prohibits the transfer of personal information to countries outside of the EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions under the FADP. The European Commission released a set of “Standard Contractual Clauses” that are designed to be a valid mechanism by which entities can transfer personal information out of the EEA to jurisdictions that the European Commission has not found to provide an adequate level of protection. Currently, these Standard Contractual Clauses are a valid mechanism to transfer personal information outside of the EEA. The Standard Contractual Clauses, however, require parties that rely upon that legal mechanism to comply with additional obligations, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal information. Moreover, due to potential legal challenges, there exists some uncertainty regarding whether the Standard Contractual Clauses will remain a valid mechanism for transfers of personal information out of the EEA, and there is no assurance that we can satisfy or rely on this mechanism to lawfully transfer personal information to the United States and other jurisdictions. In addition, laws in Switzerland and the UK similarly restrict transfers of personal information outside of those jurisdictions to countries, such as the United States, that do not provide an adequate level of personal information protection. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal information from Europe or elsewhere. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant and adverse consequences, including the interruption or degradation of our business operations, the limitation of our ability to conduct clinical trial activities in Europe and elsewhere; the limitation of our ability to collaborate with parties that are subject to European and other data privacy and security laws; the need to increase our personal information processing capabilities and infrastructure in Europe and/or elsewhere at significant expense; increased exposure to regulatory actions, substantial fines and penalties. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of the EEA for allegedly violating the EU GDPR’s cross-border data transfer limitations.

In addition to data privacy and security laws, we may be contractually subject to certain industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Our legal obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process sensitive data on our behalf. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain sensitive data, as well as the providers who share this data with us, may limit our ability to collect, use and disclose such data. Despite our efforts, our personnel, or third parties upon whom we rely, may fail to comply with such limitations, which could negatively impact our business operations.

If we or third parties upon which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (which could include civil, criminal and administrative penalties, investigations, fines, audits, inspections, and similar), litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing sensitive data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: interruptions or stoppages in our business operations (including clinical trials); inability to process sensitive data or to operate in certain jurisdictions; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our common shares.

Following the result of a referendum in 2016, the United Kingdom (UK) left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the UK and the European Union, the UK was subject to a transition period until December 31, 2020 (the Transition Period) during which European Union rules continued to apply. The UK and the European Union have signed a EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and entered into force on May 1, 2021. This agreement provides details on how some aspects of the UK and European Union’s relationship will operate going forwards however there are still many uncertainties. The TCA primarily focuses on ensuring free trade between the European Union and the UK in relation to goods, including medicinal products. Although the body of the TCA includes general terms which apply to medicinal products, greater detail on sector-specific issues is provided in an Annex to the TCA. The Annex provides a framework for the recognition of Good Manufacturing Practice, or GMP, inspections and for the exchange and acceptance of official GMP documents. The regime does not, however, extended to procedures such as batch release certification. Among the changes that will now occur are that Great Britain (England, Scotland and Wales) will be treated as a "third country," a country that is not a member of the European Union and whose citizens do not enjoy the European Union right to free movement. Northern Ireland will continue to follow many aspects of the European Union regulatory rules, particularly in relation to trade in goods. As part of the TCA, the European Union and the UK will recognize GMP inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The TCA also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures. Among the areas of absence of mutual recognition are batch testing and batch release. The UK has unilaterally agreed to accept European Union batch testing and batch release. However, the European Union continues to apply European Union laws that require batch testing and batch release to take place in the European Union territory. This means that medicinal products that are tested and released in the UK must be retested and re-released when entering the European Union market for commercial use. As it relates to marketing authorizations, Great Britain will have a separate regulatory submission process, regulatory approval process and a separate national marketing authorization. For example, the scope of a marketing authorization for a medicinal product granted by the European Commission or by the competent authorities of EU Member States will no longer encompass Great Britain

(England, Scotland and Wales). In these circumstances, a separate marketing authorization granted by the UK competent authorities will be required to place medicinal products on the market in Great Britain.

On February 27, 2023, the European Commission and the UK government reached a political agreement in principle, commonly referred to as the “Windsor Framework”. The purpose of the agreement is to establish a set of joint solutions that would allow goods to be traded between Great Britain and Northern Ireland and between Northern Ireland and Ireland whilst ensuring the integrity of the EU Single Market. New legislation must be passed by the UK and the EU in order to implement the provisions of the Windsor Framework, including those that relate to medicinal products. The Windsor Framework provides, however, that medicinal products to be placed on the market in Northern Ireland will be authorized solely in accordance with UK laws.

Since a significant proportion of the regulatory framework in the UK applicable to medicinal products is derived from European Union Directives and Regulations, Brexit, following the Transition Period, could materially impact the regulatory regime with respect to the development, manufacture, importation, regulatory approval and commercialization of our product candidates in the UK or the European Union, now that UK legislation has the potential to diverge from European Union legislation. It is currently unclear to what extent the UK will seek to align its regulations with the European Union in the future. The UK regulatory framework in relation to clinical trials is derived from existing European Union legislation (as implemented into UK law, through secondary legislation). However, the Retained EU Law (Revocation and Reform) Bill published in late 2022 which is intended to remove all EU-derived legislation from the UK statute book by the end of 2023, may result in a divergence of approach between the European Union and the UK.

On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation will be closely watched and will determine whether the UK chooses to align with the regulation or diverge from it to maintain regulatory flexibility. A decision by the UK not to closely align its regulations with the new approach that will be adopted in the European Union may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the European Union for our product candidates on the basis of clinical trials conducted in the UK.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.

All of these changes could increase our costs and otherwise adversely affect our business. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the UK or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the European Union, or we may incur expenses in establishing a manufacturing facility in the European Union in order to circumvent such hurdles. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the UK or the European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the UK.

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

The share price of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our ordinary shares may fluctuate significantly due to a variety of factors, including:

•
positive or negative results of clinical trials reported by us, strategic partners or competitors;
•
any delay in the commencement, enrollment and the ultimate completion of clinical trials;
•
technological innovations or commercial product introductions by us or competitors;
•
failure to successfully develop and commercialize our product candidates;
•
developments, announcements or changes in government regulations relating to drug products, including related to drug pricing, reimbursement and healthcare coverage;
•
delays in in-licensing or acquiring additional complementary product candidates;
•
developments concerning proprietary rights, including patents and litigation matters;
•
public concern relating to the commercial value or safety of our product candidates;
•
financing or other corporate transactions, or inability to obtain additional funding;
•
failure to meet or exceed expectations of the investment community;
•
announcements of significant licenses, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•
publication of research reports or comments by securities or industry analysts;
•
general market or regulatory conditions in the pharmaceutical industry or in the economy as a whole;
•
disruptions in access to bank deposits or lending commitments due to bank failures; or
•
other events and factors, many of which are beyond our control.

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

Based upon our ordinary shares outstanding as of December 31, 2022, our executive officers, directors and shareholders who own more than 5% of our outstanding share capital, in the aggregate, beneficially own approximately 60.4% of our outstanding ordinary shares. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

In addition, our articles of association contain provisions stating that if an individual or legal entity acquires ordinary shares and, as a result, directly or indirectly, has voting rights with respect to more than 18% of the share capital registered in the commercial register, the ordinary shares exceeding the limit of 18% shall be entered in the share register as shares without voting rights.

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

Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. As of December 31, 2022, we had 62,739,265 ordinary shares with a nominal value of CHF 0.05 each outstanding, with a large percentage of shares outstanding held by relatively few shareholders. If these shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors are different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company and may also have regard to the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court.

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

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase and/or decrease our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the share capital registered in the commercial register of the Canton of Basel-Stadt at the time of the authorization. The authorization, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn under certain conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.

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

Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:

•
in certain cases, allow our board of directors to place up to 3,144,360 ordinary shares and rights to acquire an additional 9,017,720 ordinary shares (approximately 5% and 14%, respectively, of the outstanding share capital as of December 31, 2022) with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
•
allow our board of directors not to record any acquirer of ordinary shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 18% of our share capital registered in the commercial register;
•
restrict shareholders from exercising voting rights with respect to own or represented shares in excess of 18% of our share capital registered in the commercial register;
•
limit the size of our board of directors to nine members; and
•
require two-thirds of the votes represented at a general meeting of shareholders for amending or repealing the above-mentioned registration and voting restrictions, the provision setting a maximum board size, and the provision for indemnification of the members of our board of directors and our executive committee as set forth in our articles of association, and for dismissing the chairman or any member of our board of directors or any member of our compensation committee before the end of his or her term of office.

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

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years from the date of our initial public offering, although circumstances could cause us to lose that status earlier, including if our annual gross revenues exceed USD 1.235 billion, if we issue more than USD 1.0 billion of non-convertible debt in any three-year period or if the aggregate market value of our ordinary shares held by non-affiliates exceeds USD 700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and directly received its proportionate share of the income of such other corporation. We have not yet determined whether we expect to be a PFIC for the current taxable year, but, based on the nature of our income and the estimated value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2022. Because we may hold a substantial amount of cash and cash equivalents, and because the calculation of our assets may be based in part on the value of our ordinary shares, which may fluctuate considerably, we may be a PFIC in the current taxable year or future taxable years. If we are characterized as a PFIC in a taxable year, our shareholders who are U.S. holders (as defined in “Material U.S. federal income tax considerations for U.S. holders”) may suffer adverse tax consequences, regardless of whether we continue to be characterized as a PFIC in subsequent taxable years, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders, the addition of interest charges to the tax on such gains and certain distributions, and additional reporting requirements. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or, to a lesser extent, a “mark to market” election. However, at this time, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.

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

Our effective tax rate could increase due to several factors, including:

•
changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
•
changes in tax laws, tax treaties, and regulations or the interpretation of them;
•
changes to our assessment about our ability to realize any deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;
•
the outcome of current and future tax audits, examinations, or administrative appeals; and
•
limitations or adverse findings regarding our ability to do business in some jurisdictions.

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

Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of Basel-Stadt, have abolished the cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in Basel, Canton of Basel-Stadt, can change from time to time. The effective corporate income tax rate of the Group is 13.04% and was determined using the domestic tax rate of the Company, which consists of the Swiss federal and cantonal (Basel-Stadt) statutory tax rates.

We urge our shareholders to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding our ordinary shares.

We identified a material weakness in our internal control over financial reporting in prior reporting periods which has been remediated as of December 31, 2022. We may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of The Nasdaq Global Market. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We will continue to incur substantial professional fees and internal costs as well as expend significant management efforts as we continue to expand our accounting and finance functions in order to maintain internal control-related compliance and fulfill audit requirements.

Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2021 we identified a material weakness related to a lack of sufficient internal accounting personnel and systems to support an efficient and structured financial statement close process and allow for the appropriate monitoring of financial reporting matters.

Since the identification of the material weakness, we have hired additional finance and accounting personnel with appropriate expertise to perform specific functions, strengthened our financial infrastructure, implemented improved processes and internal controls and further developed and documented our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight. See "Item 15.D. Changes in internal control over financial reporting” for more information on the changes made during the remediation process. We concluded that the material weakness was remediated as of December 31, 2022.

If other material weaknesses are identified in the future or we are not able to comply with the requirements of Section 404 in a timely manner, the accuracy and timing of our financial reporting may be adversely affected. If we are unable to maintain effective internal controls, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results in future periods, or report them within the timeframes required by the requirements of the SEC, Nasdaq or the Sarbanes-Oxley Act. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in identification of additional material weaknesses or significant deficiencies, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, and investors could lose confidence in our reported financial information.

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

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we may collect, store, use, transmit, disclose, or otherwise process proprietary, confidential, and sensitive information, including personal information (such as health-related information), intellectual property, and trade secrets. We may rely upon third-party service providers and technologies to operate critical business systems to process confidential and personal information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ cybersecurity practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent, continue to increase, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services.

Despite the implementation of security measures, our internal computer systems and data and those of third parties upon whom we rely, are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), computer viruses, unauthorized access, malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, natural disasters, terrorism, war and telecommunication, electrical failures and other similar threats.

In particular, ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. We also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services.

We may expend significant resources or modify our business activities (including our clinical trial activities) in an effort to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive data. For example, the loss of clinical trial information from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the information.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security incidents that may remain undetected for an extended period. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of sensitive data); financial loss; the further development and commercialization of our product candidate could be delayed; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business. Likewise, we partially rely on our third-party research institution collaborators for research and development of our product candidate and other third parties for the manufacture of our product candidate and to conduct clinical trials, and similar events relating to their computer systems or data could also have a material adverse effect on our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

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

Item 4. INFORMATION ON THE COMPANY

A. History and development of the company

We are a Swiss stock corporation incorporated on May 22, 2019, in Switzerland. We are subject to provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describes the legal requirements for corporations, or Aktiengesellschaften.

From our inception on May 22, 2019 until June 30, 2019, we were fully owned by Therachon Holding AG, or THAG, and together with its subsidiaries, the Parent Group. We were created for the purpose of spinning off the Apraglutide Business (as defined below), following a corporate reorganization of the Parent Group in order to effectuate the separation. The separation resulted in the transfer of the Apraglutide Business (as defined below) from the Parent Group to VectivBio Holding AG and its subsidiaries prior to the spin-off date, which occurred on July 1, 2019. On July 1, 2019, THAG distributed by way of dividend in kind the shares of VectivBio Holding AG to the existing THAG shareholders, or the Spin-off, and VectivBio Holding AG and its subsidiaries began operating as a standalone entity.

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

Our actual capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to USD 74 thousand, USD 57 thousand and USD 93 thousand, respectively. These capital expenditures primarily consisted of equipment purchases for our offices in Basel.

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

B. Business overview

Overview

We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of life-transforming medicines for patients living with severe rare conditions for which there is a significant unmet medical need. We are led by an experienced management team with a strong track record in the biotechnology and pharmaceutical industry. Our goal is to become a leading, patient-centric, fully integrated global rare disease company. Our current product pipeline is focused on rare gastrointestinal, or GI, metabolic disorders, and we intend to in-license or acquire additional transformational, differentiated rare disease assets. Our lead product candidate, apraglutide, is a next generation, long-acting synthetic peptide analog of glucagon-like peptide-2, or GLP-2, which we are developing as a differentiated therapeutic for a wide range of rare diseases, with an initial focus on short bowel syndrome, or SBS. Based on our preclinical and clinical data to date, we believe that apraglutide has the potential to advance the treatment of SBS intestinal failure, or SBS-IF, through improved clinical outcomes and less frequent dosing than the only currently approved GLP-2 analog (teduglutide; Gattex; Revestive) for SBS-IF. Apraglutide is currently being evaluated in a global Phase 3 clinical trial called STARS for the treatment of patients with SBS-IF, and a global Phase 2 clinical trial called STARGAZE for the treatment of patients with gastrointestinal acute graft versus host disease. We also plan to evaluate apraglutide’s therapeutic potential in additional rare GI, liver, and other conditions that could benefit from GLP-2 activation. Our pipeline includes a platform of first-in-class preclinical small molecule assets known as Comet for the treatment of rare inherited metabolic diseases, or IMDs.

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

In order to survive, patients with SBS-IF require parenteral support, or PS, which is the intravenous delivery of essential nutrients and fluids through a central line catheter. The frequent infusions of PS, which can last up to 10 to 15 hours per day, combined with the inability to sustain adequate oral nutrition, cause increased mortality and morbidity, a decrease in the quality of life of the patient, and a significant burden to the healthcare system. Reduction of the dependence on PS, with the ultimate goal of eliminating the central catheter and achieving enteral autonomy, is the most important goal for patients suffering from SBS-IF. The primary pharmacological treatment for adult patients with SBS-IF is teduglutide, a GLP-2 analog that is marketed as Gattex in the United States and Revestive outside the United States. We believe that teduglutide has several limitations, such as a short half-life that requires patients to receive daily subcutaneous injections and a lengthy and complex administration procedure that requires the administrator to perform a multi-step reconstitution process, including calculating the exact dose for each patient based on the patient's individual body weight. Published trial reports done by third-party investigators who conducted a Phase 3 clinical trial have indicated that teduglutide demonstrated a suboptimal efficacy and tolerability profile, characterized by the frequent occurrence of adverse events such as injection site reactions and abdominal pain, no statistically significant impact on patients’ quality of life, and no demonstrated benefit in the subset of patients characterized by the colon-in-continuity anatomy, or CIC, which represents at least 55% of the overall SBS-IF population. Additionally, in real world utilization of teduglutide based on a study of U.S. insurance claims, a meaningful portion of patients are not persistent with therapy—approximately 25% of patients discontinue teduglutide by month three, 40% by month six, 50% by month twelve and 65% by month twenty-four. Collectively, we believe these factors demonstrate a need for improving treatments for SBS-IF patients.

Our lead product candidate, apraglutide, is a next generation, long-acting, synthetic GLP-2 analog that is designed to increase nutrient absorption in the intestine and reduce the burden of PS, thereby improving patient quality of life. Apraglutide has been rationally designed to have unique properties to address the known issues with native GLP-2 and teduglutide. In our preclinical studies and completed clinical trials, apraglutide has shown a significantly longer half-life and more consistent on-target drug exposure, potentially allowing for once-weekly dosing versus once-daily dosing for teduglutide, and enhanced trophic effects on the small intestine, compared to what has previously been shown with other GLP-2 analogs. We believe that these properties have the potential to translate into increased pharmacological activity and improved patient adherence to treatment relative to other GLP-2 analogs, thereby allowing a subset of patients who currently receive PS to achieve enteral autonomy. In addition, we have designed a development strategy that will allow us to adapt the use of apraglutide to treat different SBS patient subtypes based on their GI anatomy.

The following table summarizes our clinical plans regarding apraglutide and Comet. We have retained global rights to commercialize our programs except in Japan where we have licensed development and commercialization of apraglutide to a partner.

We have completed three randomized, double-blind, placebo-controlled clinical trials and two non-controlled, open label clinical trials in which a total of 98 subjects (74 healthy volunteers, eight volunteers with renal impairment, and 16 subjects with SBS) have been exposed to apraglutide. An additional nine subjects are enrolled in our Phase 2 metabolic-balance study in patients with SBS-IF and colon-in-continuity and additional subjects in our blinded Phase 3 STARS study in patients with SBS-IF and our Phase 2 STARGAZE study in patients with acute GvHD. Apraglutide is the only GLP-2 analog that has demonstrated therapeutically relevant pharmacological activity in SBS patients after a once-weekly treatment regimen. In our Phase 2 open-label, metabolic balance clinical trial in patients with SBS we observed that apraglutide significantly improved intestinal absorption of wet weight, urinary output and energy. To our knowledge, this is the first time that a GLP-2 analog demonstrated increased intestinal absorption in SBS patients after a once-weekly treatment regimen, an effect that is of therapeutic significance in SBS patients who present with severely impaired intestinal absorption capacity. Importantly, in this study we observed a statistically significant effect of apraglutide on improving energy absorption, an observation that was not previously reported with other GLP-2 analogs in Phase 2 studies.

We are conducting a Phase 2 open label, metabolic balance clinical trial study in patients with SBS who have a colon-in-continuity (CIC). This is to our knowledge, the first prospective clinical trial to assess absorption parameters and parenteral support reduction specifically in patients with CIC. We reported interim data in an abstract selected for presentation at the Digestive Disorders Week (DDW) meeting on May 9th, 2023, in Chicago. In the 8 of the 9 patients who had completed six months of treatment (following the 4-week stabilization period) as of the date of abstract submission, we observed that patients were able to achieve an average 52% reduction in PS volume and a 55% reduction in PS energy content while maintaining steady body weight. In addition, eighty percent of patients were clinical responders (defined as a reduction in PS of at least 20%) and achieved at least one day off at 6 months. All 9 patients remain in the study, and we will report 6-month data on all 9 patients at DDW.

In each of our six clinical trials, we observed that once weekly administration of apraglutide was well tolerated, with safety results that are consistent with the safety profile observed with other GLP-2 analogs and reduced frequency of injection site reactions.

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

We plan to assess the safety and efficacy of apraglutide in pediatric SBS-IF and in other conditions where we believe the mechanism of action of GLP-2 has the potential to provide therapeutic benefit due to its potential impact on intestinal health, including GI growth, absorption, GI blood flow, barrier function and immunity. We are evaluating the potential of apraglutide in each of these areas with a focus on rare diseases with no approved therapies or with significant unmet needs that we believe would benefit from apraglutide’s unique pharmacology. A priority area of focus is the prevention and treatment of the serious gastrointestinal manifestations of acute graft versus host disease, or GvHD, a common and life-threatening consequence of allogenic hematopoietic stem cell transplants, or HSCT. Most approaches targeting GvHD today involve modulation or suppression of immune mechanisms. We believe GLP-2 activation offers a novel approach which directly targets intestinal mucosal biology, intestinal barrier function, and the gut microbiota with the potential to improve outcomes in GvHD. Expanding to additional indications by leveraging the regenerative and barrier function promoting effects of the GLP-2 mechanism, could potentially be achieved through proof-of-concept studies or by building on our existing clinical trial data in the SBS population to initiate additional clinical trials in indications other than SBS-IF, such as for GvHD. A clinical proof of concept study of apraglutide in acute steroid refractory GI-GvHD on top of best available therapy commenced in the first quarter of 2022, evaluating safety and standard measures of efficacy in this setting.

We are also advancing a small molecule platform technology, CoMET, that exploits the central role of CoEnzyme A, or CoA, in intermediary metabolism and the significant dysregulation of this essential cofactor across multiple disorders. While each IMD is rare, collectively these disorders affect 1:800 individuals and are a significant cause of morbidity and mortality.

The platform uses combinatorial chemistry to provide a precursor of CoA as well as up to three intermediary metabolite cargos and can be delivered systemically to key organs including the brain. We have selected two organic acidemias, methylmalonic and propionic acidemia (MMA and PA) as the initial indications to develop our lead compound VB-1197. MMA and PA are both high unmet need conditions with no approved therapeutics; we believe VB-1197 can impact both CNS and systemic manifestations of disease, regardless of the mutation(s) underlying the disorders. We plan on initiating clinical studies in the second half of 2024.

We were founded in 2019 through a spin-off of our apraglutide program from Therachon Holding AG, a rare disease focused company. To date, we have raised approximately USD 164 million in private financings from leading biotechnology investors, including OrbiMed Advisors, Versant Ventures, Novo Holdings, Bpifrance, Cowen Healthcare Investments, Tekla Capital Management, Surveyor Capital (a Citadel company), Cormorant Capital, Eventide Asset Management and Forbion. Our ordinary shares began trading on the Nasdaq Global Market on April 9, 2021, and we have received aggregate gross proceeds from public offerings of our ordinary shares of approximately USD 313 million from leading biotechnology investors, including OrbiMed Advisors, Versant Ventures, Novo Holdings, Bpifrance, Cowen Healthcare Investments, Tekla Capital Management, Surveyor Capital (a Citadel company), Cormorant Capital, Eventide Asset Management, Frazier Life Sciences, Driehaus Capital Management, Forbion's Growth Opportunities Fund, Marshall Wace, TCG X, Venrock Healthcare Capital Partners and Vivo Capital.

Our expertise lies in rare disease research, development and commercialization, and our current clinical programs reflect our strategy of pursuing product candidates with a clear and understood mechanism of action that have a high probability of transforming the lives of patients. We believe this approach benefits from our ability to select objective clinical endpoints and to leverage validated regulatory pathways and design our clinical trials to generate data that will enable us to include differentiated claims in our approved prescribing information.

We are led by Luca Santarelli, M.D., our founder, and CEO, who has more than 20 years of experience in research and development and business development. Dr. Santarelli previously served as the Senior Vice President and Head of Neuroscience, Ophthalmology, and Rare Diseases at Roche, where he advanced more than twenty new product candidates into clinical trials, resulting in multiple pivotal clinical trials and product approvals. Our leadership team includes our Chief Financial Officer, Claudia D’Augusta, Ph.D. (previously Chief Financial Officer at Therachon), Chief Medical Officer, Omar Khwaja, M.D., Ph.D (previously Chief Medical Officer and Head of R&D, Voyager Therapeutics), Chief Operating Officer, Christian Meyer, M.D., Ph.D. (previously Chief Development Officer at Therachon), Chief Commercial Officer, Kevin Harris (previously Group VP, Global Product Strategy at Incyte), Chief Technical Officer, Alain Bernard (previously VP Biopharma Process Sciences at UCB) and Chief Legal Officer, Scott Applebaum (previously SVP, Legal & Regulatory Affairs at Shire Pharmaceuticals).

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

The key elements of our strategy include:

•
Advance apraglutide through clinical development in patients with SBS-IF. Our lead product candidate, apraglutide, has shown the potential to have a differentiated product profile for the treatment of SBS-IF based on multiple clinical trials and preclinical studies conducted to date. We initiated a Phase 3 clinical trial to assess the safety and efficacy of apraglutide for the treatment of SBS-IF in January 2021, and expect to report topline results from the trial at the end of 2023. Our Phase 3 clinical trial for apraglutide is informed by our expertise in understanding the patients’ characteristics and needs, anatomical heterogeneity, existing clinical practice and clinical trial methodology, with the goal of translating the unique pharmacological properties of apraglutide into best in disease solutions for patients. Our interactions with various regulatory authorities in US, EU, and Japan have corroborated our plan to evaluate dependence on PS as the primary endpoint and to address the anatomical heterogeneity of patients with SBS-IF by evaluating anatomy-specific endpoints. We believe our Phase 3 trial can produce data that leads to differentiated claims about our product and that can expand the number of SBS-IF patients who can meaningfully benefit from GLP-2 treatment.
•
Maximize the potential of apraglutide in additional indications where GLP-2 is central to the disease pathophysiology. We believe the mechanism of action of GLP-2 has broader application beyond SBS-IF. GLP-2-mediated signaling impacts intestinal growth, absorption, blood flow, barrier function, inflammation and immunity. We believe these pharmacological properties could have application in additional indications, including in GvHD, and other acute and chronic GI and liver conditions We are evaluating the potential of apraglutide in each of these areas with a focus on rare conditions with no approved therapies or patients with significant unmet needs that we believe could benefit from apraglutide’s unique pharmacology. We are evaluating our ability to leverage data from our prior studies, such as the preclinical data available in GvHD, to initiate early-stage proof-of-concept clinical trials in additional indications. A clinical proof of concept study of apraglutide in acute steroid refractory GI-GvHD on top of best available therapy was initiated in the first quarter of 2022, evaluating safety, dosing and standard measures of efficacy in this setting and we expect to report interim results from this study in 2023.

•
Retain commercialization rights for our product candidates in the United States and the EEA and opportunistically evaluate strategies to maximize the commercial potential of our product candidates outside these jurisdictions. Retaining substantial commercial rights to our product and product candidate pipeline is core to our strategy. We are in the early stages of establishing, with plans to further expand, our commercial infrastructure in the United States and Europe. We believe our focus and experience in rare diseases will allow us to build a targeted and efficient infrastructure that supports the patient journey from treatment decision to product access and ongoing therapy adherence. We also plan to leverage our significant expertise, advocacy relationships and insights from the SBS market to inform our commercialization strategy. We intend to opportunistically evaluate partnerships to enable us to supplement our capabilities and maximize the potential commercial value of our programs outside of the United States and Europe. In 2022, we announced a partnership agreement with Asahi Kasei Pharma, a leading Japanese pharmaceutical company to develop, register and market apraglutide in Japan.
•
Combine our accomplished business development team with our experienced rare disease research and development capabilities to expand our product portfolio. We are leveraging the significant rare disease expertise of our research and development and business development teams to acquire and develop additional pipeline programs. While our focus is to build on our expertise in rare diseases affecting the GI system, we will also explore rare diseases affecting other organ systems, including metabolic pathways and CNS conditions. In particular, we will focus on diseases where core metabolic pathways are affected—the vast majority of these disorders are inherited and account for a diverse set of more than 1,000 distinct indications and while each individual condition may be rare, they collectively affect over 1 in 800 individuals. The vast majority of these metabolic disorders manifest with significant morbidity and mortality and only represent a small proportion of all orphan drugs approved to date, underscoring the unmet need in this space. We will prioritize diseases with high unmet need where we can commercialize independently, have validated translational models, have the ability to achieve proof of concept efficiently in well-characterized patient populations and where there is a viable clinical and regulatory path. We will seek opportunities based on validated biological targets with differentiated potential, with a preference for early-stage clinical programs.
•
Continue to expand our strong collaborative relationships with key stakeholders to address the needs of patients in increasingly effective ways and shape the future standard-of-care for devastating rare diseases. We will continue to work with and seek input from key stakeholders in the rare disease communities, including patient advocacy groups, healthcare professionals, key opinion leaders, research institutions, regulators, and payors. We have actively engaged with the SBS and GvHD communities, including key opinion leaders in the field. These experts have helped inform the development strategies in SBS and GvHD as well as potential future studies of apraglutide. We are committed to working with a broad range of stakeholders that are involved in the management of patients with SBS and GvHD in order to provide such patients with effective and convenient pharmacological products and to support and address their unmet medical needs. This will allow us to remain guided by the needs of patients suffering from rare diseases and inform our development programs and strategies to bring transformational medicines to these communities.
•
Strengthen and expand our intellectual property to protect apraglutide. We have exclusive rights to apraglutide including issued composition of matter and method of use patents in the United States in lead indications. We aim to maintain a strong and broad estate of patents in the United States and other geographic areas. To this end, we have exclusively licensed 22 patents in the United States, Europe, Japan, China and other jurisdictions protecting apraglutide. We also own or exclusively license 23 pending patent applications worldwide that cover apraglutide, including ultrapure compositions, methods of manufacture and methods of use in various diseases including acute GvHD.

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

SBS with intestinal failure, or SBS-IF, is defined as the reduction of gut function below the minimum function necessary for the absorption of macronutrients or water and electrolytes, such that intravenous supplementation is required to maintain health, growth and survival. As an organ failure condition, SBS-IF patients require parenteral support, or PS, which is the intravenous delivery of nutrition and fluids required for a patient’s survival through a central line catheter. When PS is administered at home, it can also be referred to as home parenteral nutrition, or HPN. The treatment burden associated with PS is significant, as it can require the most severe patients to be connected to a PS central line for up to 10 to 15 hours a day, seven days per week. Living a life dependent on PS can be very burdensome with challenges associated with catheter-related infections, sepsis, blood clots, liver damage, electrolyte imbalances, cholecystitis and glucose metabolism abnormalities in the form of hyperglycemia or hypoglycemia.

As a result, SBS-IF is associated with significant mortality, morbidity, reduced quality of life and high health care costs. In an independent study of 268 non-malignant adult SBS patients, the actuarial survival probabilities over 5 years and 10 years are estimated to be only 70% and 52% respectively, which was observed to be driven by significant complications of the disease that also contribute to significant morbidity. SBS-IF can cause central venous access complications, significant organ damage and GI complications. These impacts compromise quality of life of both the people living with SBS-IF and the caregivers supporting them, including negative impacts on physical role, social function and the mental health of patients. There is also a significant burden to the healthcare system in terms of annual costs of chronic home parenteral nutrition, which can range from USD 185,000 to USD 594,000 per person per year, as well as indirect costs such as disability and lost work productivity of both patients and their caregivers. In the United

States, annual reimbursement for HPN-related health services across clinical settings is approximately USD 2.3 billion.

SBS-IF is an anatomically heterogenous condition with the presence or absence of a functional colon as the main determinant of the remaining fluid absorption capacity of the remnant bowel after surgery. SBS-IF patients can be classified, according to the anatomy of the remnant intestine after surgery, into two anatomical subtypes: stoma with no colon-in-continuity, stoma, and CIC. These two subtypes have different pathophysiology, which leads to distinct clinical presentations in patients with SBS-IF. Stoma patients’ larger PS volume requirement is due to the greater hydration needs of these patients as a consequence of an inability to absorb water because of a missing functional colon. Patients with a stoma require large amounts of supplementary fluids to maintain a lifesaving hydration status.

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

The primary pharmacological treatment approved for adult patients with SBS who are dependent on parenteral support is teduglutide, marketed as Gattex in the United States and Revestive outside of the United States. Teduglutide is an analog of GLP-2, which is a native, 33-amino acid peptide that is normally secreted by intestinal endocrine cells and released into the blood following nutrient ingestion. GLP-2 has been observed to stimulate the growth of intestinal villi, increasing their ability to absorb nutrients and improving intestinal nutrient transport, intestinal blood flow, and gut-barrier function. However, native GLP-2 is unstable in blood serum with a half-life of only seven minutes. As a result, GLP-2 analogs have been developed to provide the benefits of native GLP-2 while overcoming its half-life limitations.

In spite of its demonstrated therapeutic benefits, teduglutide only partially addresses the treatment goals in SBS-IF patients and has the limitations listed below:

•
The prescribing information for teduglutide indicates that it has a half-life of 1.3 to 2 hours and is administered daily by subcutaneous injection. Due to its short half-life it requires daily injections and each injection is preceded by a lengthy and complex multi-step reconstitution process.
•
Even though teduglutide was observed in its Phase 3 pivotal clinical trial to reduce time on PS by over 20% in 63% of patients, compared to a similar reduction in 30% of patients receiving a placebo, it did not demonstrate a statistically significant impact on the quality of life of patients. In addition, in a retrospective analysis of these Phase 3 clinical trial results, although there was a significant reduction of PS volume in the stoma population, no difference was observed in the CIC patient population, which represents at least 55% of the overall SBS-IF population. The package insert for teduglutide does not provide any specific information on results by anatomy, and no patients achieved enteral autonomy during the course of the Phase 3 clinical trial.
•
Some patients who have been treated with teduglutide have reported abdominal pain and nausea, the most commonly occurring adverse events related to teduglutide, which we believe may be related to daily pharmacokinetic fluctuations above and below the active pharmacological exposure levels required for the effective treatment of SBS.
•
Teduglutide treatment persistency declined significantly across a 24-month period based on an analysis of U.S. insurance claims we commissioned. This study evaluated patients from December 2015 to January 2019 who initiated teduglutide with a diagnosis of SBS and had at least 180 days of parenteral nutrition prior to receiving teduglutide. Patients were followed for at least 24 months and were considered discontinued if they had a gap in therapy greater than 90 days. The analysis concluded that approximately 25% of patients discontinue teduglutide by month three, 40% by month six, 50% by month twelve and 65% by month twenty-four. In a separate market research study we commissioned, the primary reasons for discontinuation of teduglutide were lack of efficacy, patient preference, patient noncompliance, and tolerability.

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

Market Opportunity

Based on market research we commissioned and our review of published literature, we estimate that there are approximately 9,000 adult SBS-IF patients in the United States and 7,500 in the EU5. We estimate that there are up to 1,000 SBS-IF patients in Japan and a significant number of patients in other geographies, including China.

Despite the significant challenges and limitations of teduglutide, the worldwide sales of teduglutide are projected by Takeda to be approximately 100 billion JPY in fiscal year 2022. This equates to USD 757 million in fiscal year 2022, an increase of 15% when compared to fiscal year 2021, based on Takeda’s projection of the 2022 USD to JPN conversion rate of 1 to 132. Market research we commissioned suggests that teduglutide is used in a minority of GLP-2 eligible patients who have the highest PS frequency requirements. As shown below, the report also estimates that in SBS patients in the United States requiring three or more PS administrations per week, teduglutide is used in less than 50% of the stoma patients and less than 25% of the CIC patients. We estimate that the addressable global market opportunity for apraglutide, if approved, in SBS-IF could exceed USD 2 billion per year through significant growth in the number of eligible patients receiving a GLP-2 analog, potentially improved compliance and persistence, and geographic expansion beyond where teduglutide is approved today.

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

Our Competitive Differentiation

We believe that apraglutide has several potential advantages when compared to native GLP-2 and other GLP-2 analogs that are approved or in development:

•
Improved Half-Life: In head-to-head preclinical studies comparing the pharmacokinetic profile of apraglutide, teduglutide, glepaglutide, and native human GLP-2 apraglutide has a notably longer half-life, suggesting enhanced pharmacokinetic properties. We believe that the stable exposure after once-weekly dosing of apraglutide observed in our Phase 1 and Phase 2 clinical trials may improve efficacy, tolerability, compliance, and treatment adherence.
•
Greater Intestinotrophic Activity: In preclinical studies, we observed that apraglutide resulted in dose-dependent growth of small and large intestines at doses of apraglutide as low as three nmol/kg, suggesting significant potency of apraglutide. In addition, head-to-head preclinical studies demonstrated that apraglutide treatment resulted in a greater increase in intestinal wet weight when compared to teduglutide and glepaglutide, suggesting that apraglutide’s longer half-life contributes to superior intestinotrophic effects in rats.
•
Once-weekly Effects Observed Across Key Clinical Parameters, Including Enhanced Energy Absorption: We believe apraglutide is the only GLP-2 analog that, to date, has demonstrated therapeutically relevant pharmacological effects with weekly dosing. In our Phase 2 metabolic balance study in SBS patients with a stopma, after four weeks of weekly dosing of apraglutide, we showed statistically significant increases in clinically relevant parameters such as urinary output (a measure of increased fluid absorption) (p=0.0374) and intestinal absorption of wet weight (p=0.0150). In addition, we demonstrated statistically significant increases in energy absorption (p=0.0236). This result is the first time a GLP-2 analog has shown a robust and statistically significant improvement in energy absorption in a Phase 2 clinical study. Enhancing energy absorption could result in better outcomes for patients through reduction of the PS. We have also demonstrated significant PS-lowering effects in patients with SBS-IF with colon-in-continuity (CIC). We have conducted the first dedicated prospective Phase 2 metabolic-balance study patients with SBS-IF. An interim analysis from of the first 5 patients in the study reaching 6 months, were able to achieve a 50% reduction in PS volume.

•
Administration Convenience: Apraglutide’s chemical structure, formulation, and presentation are designed to offer simple drug reconstitution and administration via a pre-filled, dual-chamber syringe, allowing for convenience and administration via self-injection, thereby potentially improving dosing accuracy, treatment compliance, and adherence for prescribers and patients. We have designed the Phase 3 trial to employ a bracketed dosing regime based on participating patient’s, body weight (5 mg apraglutide for patients ≥50 kg and 2.5 mg apraglutide for patients <50 kg) instead of an individualized calculation on a patient-by-patient basis. We believe that our product candidate, if approved, will be commercialized using this bracketed dosing regime, and ultimately there will only be two doses required for the entire adult SBS-IF patient population.
•
Differentiated Clinical and Regulatory Strategy: Leveraging existing research and real-world experience with teduglutide, we were able to design a Phase 3 clinical trial that accounts for remnant bowel anatomy, individualizes assessment of caloric needs during weaning and allows to better assess the clinical relevance of the effects of apraglutide in SBS-IF. We believe that this approach will help us improve outcomes such as PS volume reduction, days off PS, achievement of full enteral autonomy and will enable us to assess the impact of apraglutide’s treatment on the quality of life of SBS-IF patients. We believe that these outcomes, which we plan to assess across the full spectrum of SBS-IF patients, may help to fully characterize the potential benefit of apraglutide to address the anatomical heterogeneity of patients with SBS-IF by evaluating anatomy-specific endpoints.

Preclinical Development of Apraglutide

In vitro Pharmacology

In preclinical studies, Ferring Pharmaceuticals tested the potency, efficacy and selectivity versus human GLP-1 receptor of various GLP-2 analogs at human and rat GLP-2 receptors using cell-based functional assays of cAMP responsive activation.

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

Toxicology Studies

We have completed 26-week repeated-dose GLP toxicology studies with apraglutide in rats and 39-week repeated-dose GLP toxicology studies in minipigs. In all repeated-dose GLP toxicity studies in rats and minipigs, the systemic no observed adverse effect level was the highest dose tested in each study. Exposure margins were greater than 100 times the maximum planned clinical dose. All systemic findings reported for apraglutide were due to the pharmacologic activity of apraglutide and generally non-adverse. We believe these studies support long-term dosing in patients with SBS. Carcinogenicity studies in rats and mice are ongoing. We reached a consensus with the FDA on the study designs and dose selection; final reports of both studies will be available for the initial marketing authorization application (MAA) filings. A pre- and post-natal development (PPND) GLP toxicity study of apraglutide in the rat has been initiated and its results will be submitted with our initial MAAs. We may perform a juvenile toxicity study after consultation with regulatory authorities and in parallel with the STARS trial.

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

Key Results from Our Clinical Trials:

•
In the Phase 1 trial (TA799-002), a randomized, double-blind, placebo-controlled trial in 24 healthy volunteers testing three once-weekly dose levels of 1 mg, 5 mg, and 10 mg against placebo, we observed a dose-dependent elevation of plasma citrulline, a marker of intestinal mass, with the maximum effect reached at the 5 mg once-weekly dose.
•
In the Phase 2 (GLY-321) open-label, metabolic balance clinical trial in eight patients with SBS over four weeks, we observed that four 5 mg doses of apraglutide administered once weekly significantly improved intestinal absorption of wet weight (p=0.0150), urinary output (p=0.0374) and energy absorption (p=0.0236).

In the Phase 2 (GLY-311) randomized, double-blind, placebo-controlled, dose-ranging clinical trial in eight SBS-IF patients, we observed that 5 mg doses of apraglutide administered once weekly resulted in the largest increase in urinary output, which is the relevant clinical marker that predicts a reduction in PS.

*SEM: Standard Error of the Mean

In the ongoing Phase 2 (TA799-013; “STARS Nutrition”) metabolic-balance study in nine patients with SBS and colon-in-continuity we performed an interim data analysis. We observed that in the five patients who had reached the six-month time point at the time of the interim analysis, parenteral support (PS) could be reduced to 50% of the baseline volume; that 80% of patients were clinical responders (defined as at least 20% reduction in PS volume from baseline) and that 80% of patients were able to achieve at least one day off PS. In addition, subjects were able to maintain their body weight while reducing PS energy content by 47%. This is the first dedicated, prospective Phase 2 study of a GLP-2 in CIC patients.

In our Phase 1 study (TA 799-014) in healthy individuals and individuals with renal impairment, we demonstrated that a 5 mg dose of apraglutide is safe and well-tolerated in people with severe renal impairment and that renal elimination does not play a significant role in apraglutide clearance. Therefore, the apraglutide dose does not need to be adjusted for any degree of renal impairment.

Key Safety Results from Our Clinical Trials

•
In each of our four clinical trials, we observed that once-weekly administration of apraglutide was well tolerated with a safety profile that we believe was consistent with other GLP-2 analogs.
•
Our Phase 1a clinical trial (GYM-P3-698) was a randomized, double-blind, placebo-controlled clinical trial in 64 healthy volunteers testing weekly doses of 11.4 mg, 28.4 mg, and 56.9 mg of apraglutide over three consecutive weeks. In this trial, we observed that apraglutide was well tolerated up to the highest tested dose of 56.9 mg, a dose that is ten times higher than the Phase 3 dose of 5 mg.
•
In the three Phase 2 clinical trials, a total of 6 serious adverse events, or SAEs, were reported. One SAE (abdominal pain in one patient that resolved within 24 hours) was probably related to apraglutide. This SAE is a side effect consistent with GLP-2 class analogs. One SAE (cholangitis in a patient with pre-existing gall bladder stones) was considered possibly related to apraglutide. There were no treatment withdrawals to date.

Summary Table: Key Data about our apraglutide clinical development program date

Study	No. of subjects	Dose	Objective	Treatment duration
GYM-P3-698 Phase 1a, randomized, double blind, placebo-controlled SAD, MAD, PK/Safety trial	64 healthy volunteers (48 receiving apraglutide)	SAD: 2.8, 5.7, 11.4, 28.4, and 56.9 mg/week MAD: 11.4, 28.4 and 56.9 mg/week	Safety; PK/PD of subcutaneous and IV injection	SAD: 1 week MAD: 3 weeks
TA799-002 Phase 1b, randomized, double blind, placebo-controlled PK/PD trial	24 healthy volunteers (18 receiving apraglutide)	1, 5, and 10 mg/week	Safety; PK/PD of subcutaneous injection	6 weeks
GLY-321 Phase 2, open-label, metabolic balance trial	Eight patients with SBS	5 mg/week	Safety; efficacy on urinary output, fecal wet weight and energy absorption	4 weeks
GLY-311 Phase 2, randomized, double blind, placebo-controlled, dose ranging trial	Eight patients with SBS	5 and 10 mg/week	Safety; efficacy on urinary output	Part A: 4 weeks Part B: 4 weeks
TA799-013 (STARS Nutrition) Phase 2 open-label metabolic balance trial	Nine patients with SBS	5 mg/week	Safety, efficacy on PS reduction, urinary output, fecal wet weight and energy absorption	52 weeks
TA799-014 A Phase 1, Open-Label Evaluation of the Pharmacokinetics and Safety of a Single Dose of Apraglutide in Subjects with Normal and Impaired Renal Function	16 volunteers (8 with severe renal impairment)	A single 5 mg dose of apraglutide on Day 1	To assess the pharmacokinetics (PK) of apraglutide in subjects with severe renal impairment compared	14 days

Our Clinical and Regulatory Strategy

We believe that apraglutide has the opportunity to demonstrate significant improvements in efficacy over currently existing GLP-2 therapies. This is based on a) the enhanced pharmacology we have seen in our preclinical and clinical studies and b) an improved clinical and regulatory strategy:

a.
Apraglutide enhanced pharmacology is a consequence of the rationally designed chemical optimizations engineered into the apraglutide molecule. In preclinical studies, we have seen extended half-life and decreased clearance and in humans an extended half-life of 72 hours that supports weekly dosing. In our preclinical studies we have seen superior intestinotrophic effects as demonstrated by a greater enhancement of intestinal growth when compared to other GLP-2 analogs. In our clinical studies, we have seen benefits on wet weight absorption and improved urinary output after weekly dosing with a supportive safety and tolerability profile. In addition, apraglutide is the only GLP2 analog to have demonstrated statistically significant improvements in energy absorption.
b.
Our clinical and regulatory strategy capitalizes on the learnings from prior GLP-2 research and real-world experience with teduglutide by considering remnant bowel anatomy and individualizing assessments of caloric needs during weaning. We believe this may help us improve outcomes such as PS volume reduction, days off PS, and a likelihood of achieving full enteral autonomy in patients with CIC. These results may allow us to create more informative product labeling that considers the heterogeneous nature of SBS patients, ultimately resulting in a differentiated positioning of apraglutide in future commercialization efforts, if applicable regulatory authorities approve it. This approach was informed by a recently published retrospective analysis of the Phase 3 pivotal clinical trial for teduglutide where stoma patients displayed a rapid and robust reduction in PS volume requirement whereas CIC patients showed more modest, non-significant effects on reducing this parameter. We believe that this difference in response can be explained by the method used to determine how to adjust PS volume, such as the monitoring of increases in diuresis. Changes in diuresis are considered a good marker of intestinal absorption improvements in patients with an altered fluid balance, such as stoma patients. They are less informative for individuals where fluid balance is preserved, such as CIC patients. We believe that a more appropriate way to assess GLP-2 responses in CIC patients should include monitoring additional parameters, including metabolic changes that reflect the increased absorption of solid caloric nutrients. In support of this hypothesis, recent data from a retrospective, multi-center, open-label observational cohort study of SBS patients treated with teduglutide demonstrated that CIC patients can achieve robust PS reductions and enteral autonomy in over 30% of studied patients in response to teduglutide when metabolic parameters are considered when adjusting PS volume.

Stoma, No Colon-in-continuity versus Colon-in-continuity Patient Populations

Characteristic	Stoma, no colon-in-continuity	Colon-in-continuity
Etiology	Mainly Inflammatory	Mainly Trauma/Vascular
Frequency	~45%	~55%
PS Requirement	Higher	Lower
Response to GLP-2	Rapid, Robust Effects on PS Reduction	Metabolic with Slow Effect on PS Reduction

Based on the above learnings, we have implemented several design advancements in our clinical development program to further demonstrated the clinical benefit of apraglutide and inform its use in all patients across the diversity of the SBS disease spectrum:

•
Demonstration of clinically meaningful benefit of apraglutide: We believe that focusing exclusively on the reduction PS volume may not fully capture the therapeutic benefit of apraglutide. For this reason, our Phase 3 trial design aims to demonstrate broader and more meaningful treatment effects of apraglutide by evaluating the reduction in the number of days per week of PS required by patients, the time required for PS, improvements in quality of life, and elimination of the PS need (enteral autonomy).
•
Focus on remnant bowel-anatomy: Our approach considers a patient’s anatomy when adapting PS and when evaluating the clinical impact of apraglutide. This is to offer better information on how to use apraglutide in distinct patient subtypes and to fully harnessing its therapeutic potential across the diverse spectrum of SBS patients.
•
Weaning Algorithm: Traditionally, diuresis has been used as the main monitoring parameter to adjust PS requirements, an approach that works well for stoma patients. In contrast, we believe that it is essential to assess not only fluid balance but also metabolic improvements in response to a GLP-2 analog therapy to improve the detection of GLP-2 responses in CIC patients. In treating patients with apraglutide, we intend to deploy an evolved algorithm to adjust the PS volume, encompassing both fluid and metabolic monitoring, with the goal of achieving the best therapeutic outcome for each patient taking into consideration each patient’s remnant bowel anatomy.

Demonstration of patient-specific benefit of apraglutide:

We believe that patients will want to know how to best use apraglutide and what to expect as a treatment goal based on their remnant bowel anatomy. For this reason, our Phase 3 clinical trial design encompasses a stratification based on anatomy - stoma and CIC – to enable us to establish the clinical benefit of apraglutide in these two subtypes of SBS, with the objective of informing treatment goals and apraglutide use for each patient subtype.

Spectrum of short bowel syndrome and treatment goals

We believe our approach will thoroughly evaluate the therapeutic potential of apraglutide and thereby may address the limitations of current GLP-2 treatment.

Based on available preclinical and clinical data, both the FDA and the EMA have granted apraglutide orphan drug designation for the “Treatment of Short Bowel Syndrome”.

Overview of Ongoing and Planned Clinical Trials

We initiated a Phase 3 clinical trial (the STARS trial) to evaluate the safety and efficacy of once-weekly administration of 2.5 mg or 5 mg of apraglutide.

The STARS trial is being conducted as a global trial. We have a differentiated operational strategy with the study active in 18 countries and a total of 93 sites have been activated at the date of writing. As the trial was launched during the COVID-19 pandemic, we have integrated a number of operational elements to ensure recruitment and retention in the study. These include a decentralized, patient-centric trial design where subjects can have the majority of their study procedures and assessments in the home setting and minimize requirements to travel to clinical sites, for example home trial nursing, IMP delivery and remote assessments such as laboratory tests and e-diaries.

The STARS trial includes the following key design features:

•
Approximately 144 SBS-IF patients, each of which will be randomized by their SBS anatomy
•
Two treatment arms administering placebo and apraglutide with a 1:2 randomization. The single active arm comprises doses of 2.5 mg or 5 mg once weekly, depending on the body weight of the patient
•
Utilization of an anatomy-specific PS reduction algorithm to adapt PS requirements based on the individual patient’s needs
•
Primary Endpoint:
◦
Relative change from baseline in actual weekly PS volume at Week 24
•
Select Secondary Endpoints:
▪
Subjects who achieve a reduction of at least one day/week of PS from baseline at Weeks 24 / 48
▪
Relative change from baseline in actual weekly PS volume at Weeks 12 / 24 / 48
▪
SBS-IF patients reaching enteral autonomy at Weeks 24 / 48
▪
At least 20% reduction of PS volume from baseline at Weeks 20 / 24
▪
Subjects achieving enteral autonomy at Weeks 24 / 48
▪
Calorie reduction in the PS at Weeks 24
▪
Change from baseline on Quality-of-Life measures at Weeks 24 / 48
▪
Apraglutide pharmacokinetic parameters (baseline through Week 48)

The STARS trial was initiated in January 2021. On November 3, 2022, we announced the completion of enrollment for the Colon-In-Continuity (CIC) cohort of the study. We expect to report topline results from the trial at the end of 2023.

In addition to the STARS trial, we are conducting the following clinical trials to evaluate the efficacy, safety and tolerability of apraglutide in SBS-IF further and to support potential submissions of marketing applications for apraglutide in the United States, European Union, and Japan:

•
A Phase 2 study in patients with SBS-IF and CIC (STARS Nutrition)
o
Objectives: To assess safety, tolerability, PK and absorption parameters after treatment with apraglutide in CIC patients
o
Design: open-label
o
Nine patients
o
Readouts at four weeks and 48 weeks
o
The interim readout is described above
•
A study to assess the effect of hepatic impairment on apraglutide pharmacokinetics
•
A study evaluating the impact of apraglutide on gastric emptying of liquids in healthy subjects
•
A study investigating the relative bioavailability of apraglutide in dual chamber syringes versus the reference formulation in vials following subcutaneous administrations in healthy subjects
•
A study to assess the pharmacokinetics of apraglutide in healthy Japanese volunteers
•
Studies to assess efficacy and safety in the pediatric SBS patient population (VectivBio has a Pediatric Investigation Plan in place which was agreed by the EMA PDCO).

Overview of Graft Versus Host Disease

In addition to the SBS-IF program, we are conducting a clinical proof of concept study of apraglutide in acute steroid-refractory GvHD on top of the best available therapy. In May 2021, the US FDA granted apraglutide US orphan drug designation for "Prevention of acute GvHD”.

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

Recent data obtained in GI-GvHD patients provide important clinical validation of the GLP-2 mechanism as a potential therapeutic approach. A cohort of six patients with steroid-refractory acute GI-GvHD having failed multiple therapies were treated with teduglutide at a dosage of 0.05 mg/kg body weight once daily for ten days. Clinical signs of intestinal GvHD improved in all six patients with a decline of the diarrhea frequency, one measure of response. Serum albumin levels increased in all patients, indicating a positive impact on patients’ nutritional status. An intestinal biopsy conducted in one patient provided evidence of regenerative effects on the intestinal epithelium (see data below).

A clinical proof of concept study of apraglutide in acute steroid-refractory GvHD of the lower gastrointestinal tract combined with systemic steroids and ruxolitinib commenced in the first quarter of 2022 (STARGAZE). The study objectives are to evaluate safety, tolerability, pharmacokinetics, and efficacy measures in up to 34 patients greater than 12 years of age. The study is blinded to dose exposure levels and externally controlled.

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

The Comet platform

The Comet chemistry platform provides a modified pantetheine, a precursor of CoA, that is conjugated with various critical intermediates that are deficient in IMDs. Both the CoA precursor and the conjugated intermediates are released upon reaching affected cells and tissues such as the liver, heart and brain, supplying cells with CoA and intermediates that are lacking in IMDs. The Comet platform molecules afford several advantages:

•
Ability to enter the cell and mitochondria – Exogenously delivered CoA and several flux intermediates are unable to cross cellular and mitochondrial membranes

•
Resistance to enzymatic cleavage – Pantetheine, the unmodified precursor to CoA, is enzymatically degraded by Vanin-1
•
Delivery across all organ systems – Bioavailability in the brain provides a key advantage over several other technologies in development
•
Ability to impact multiple disorders – A single compound has the potential to affect multiple disorders
•
Ability to deliver several intermediates – Each compound can be synthesized with up to three metabolic intermediate cargos.

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

These compounds significantly increased energy production in in vitro disease models and normalized dysregulated disease markers in in vivo disease models. Moreover, the Comet compounds have been shown to increase levels of CoA in essential tissues (liver, heart, brain), providing evidence that the Comet compounds are bioavailable in critical organs and can integrate into metabolic flux and boost levels of endogenous CoA. Preclinical studies to measure potency, efficacy, and safety of the lead molecule VB-1197 are underway. We intend to initiate clinical studies for the lead molecule in MMA and PA in the second half of 2024.

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

Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. We compete with companies that are producing drugs for SBS, such as Takeda Pharmaceutical Company which currently distributes the GLP-2 analog teduglutide, marketed as Gattex in the United States and Revestive in Europe, or Zealand Pharma A/S, which is developing the GLP-2 analog glepaglutide for the treatment of SBS. Hanmi Pharmaceutical is also developing a GLP-2 analog which is entering Phase 2. Products with other mechanisms of action may emerge as future competition, such as the GLP-1 from 9 Meters such as vurolentatide which is under investigation in SBS patients. We also compete with companies that are producing drugs for GvHD.

Our competitors may also succeed in obtaining FDA or other regulatory approvals more rapidly than us, which could place us at a significant competitive disadvantage. Market acceptance of our product candidates will depend on a number of factors, including:

•
potential advantages over existing or alternative therapies;
•
the actual or perceived safety of similar classes of products;
•
the effectiveness of our sales, marketing, and distribution capabilities; and
•
the scope of any regulatory approval provided by the FDA or other comparable regulatory authorities.

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

Intellectual Property

Apraglutide

As of February 14, 2023, we exclusively license 22 issued patents and 3 pending patent applications worldwide, including one U.S. issued patent. The patents that we exclusively license outside of the United States are issued in Algeria, Argentina, Australia, Brazil, Canada, China, Europe, Hong Kong, India, Iran, Israel, Japan, Jordan, Korea, Macau, Mexico, New Zealand, Russia, Saudi Arabia, South Africa, Taiwan and the United Arab Emirates. The issued European patent is validated in 37 countries, including Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Macedonia, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The patent applications that we exclusively license are pending in Argentina, Egypt and Kuwait. These patents and patent applications contain composition-of-matter claims to apraglutide and methods of treatment using apraglutide. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patents, and if granted, these patent applications, will expire in 2030. In particular, U.S. Patent No. 8,580,918, European Patent No. 2490709, Japan Patent No. 5755653 and China Patent No. CN102711802, which contain composition-of-matter claims to apraglutide and methods of treatment using apraglutide, expire in 2030, not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely.

We also own four pending U.S. non-provisional patent applications and 14 pending foreign patent applications related to apraglutide. The foreign patent applications are pending in Australia, Brazil, Canada, China, Eurasia, Europe, Israel, India, Japan, Korea, Mexico, New Zealand, Singapore and South Africa. These pending patent applications contain composition-of-matter claims to ultrapure compositions of apraglutide, methods of manufacturing apraglutide, and methods of treatment using apraglutide. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, the U.S. patent applications and patent applications claiming priority to this PCT application, if granted, will expire in 2041.

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

Pantetheine Derivatives

As of February 14, 2023, our subsidiary VectivBio Comet AG owns four pending U.S. patent applications, and 56 pending non-U.S. patent applications related to novel pantetheine derivatives and related methods of treatment. VectivBio Comet AG also co-owns and exclusively licenses two granted U.S. Patents, one pending U.S. patent application, five granted non-U.S. patents (including one European patent which is validated in nine countries: Switzerland, Germany, Denmark, Spain, France, United Kingdom, Ireland, Italy, and the Netherlands), and five pending non-U.S. patent applications related to novel pantetheine derivatives and related methods of treatment. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patents, applications and patent applications claiming priority to the PCT application, if granted, will expire between 2034 and 2040.

We also rely upon trade secrets, know-how and continuing technological innovation to develop, strengthen and maintain our competitive position.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which we have filed, including the U.S., the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the U.S., a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted for a portion of the term effectively lost as a result of the FDA regulatory review period, subject to certain limitations and provided statutory and regulatory requirements are met. Any such patent term extension can be for no more than five years, only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. In the future, if and when our product candidates receive marketing approval from the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents we may obtain in the future covering those products, depending upon the length of the clinical trials for each product and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.

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

Government Regulation and Product Approval

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, storage, recordkeeping, marketing approval, labeling, marketing and promotion, distribution, post‑approval monitoring and reporting, sampling, and import and export of drugs, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

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

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•
completion of preclinical laboratory tests and animal studies, all performed in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;
•
submission to the FDA of an investigational new drug application, or IND application, which must become effective before human clinical studies may begin and must be updated annually or when significant changes are made;
•
approval by an independent institutional review board, or IRB, representing each clinical site before a clinical study may be initiated;
•
performance of adequate and well‑controlled human clinical trials in accordance with good clinical practice, or GCP, regulations to establish the safety and efficacy of the product candidate for each proposed indication;
•
preparation of and submission to the FDA of a new drug application, or NDA;
•
satisfactory completion of an FDA advisory committee review, if applicable;
•
a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;
•
satisfactory completion of an FDA pre‑approval inspection of the manufacturing facility or facilities where the drug is manufactured to assess compliance with current good manufacturing practice, or cGMP, regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and potentially of selected clinical investigation sites to assess compliance with GCP; and
•
FDA review and approval of an NDA to permit commercial marketing of the product for its particular labeled uses in the United States.

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

•
Phase 1. The drug is initially introduced into healthy human subjects or into patients with the target disease or condition. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.
•
Phase 2. The drug is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks and preliminarily evaluate efficacy.

•
Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical study sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit‑risk relationship of the investigational product and to provide an adequate basis for product approval.
•
Phase 4. In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post‑approval studies are typically referred to as Phase 4 clinical studies.

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

Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, must include methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life.

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

The FDA may withdraw approval of a product if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post‑market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•
restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
•
fines, warning or untitled letters or holds on post‑approval clinical studies;
•
refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
•
consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•
mandated modification of promotional materials and labeling and the issuance of corrective information;
•
the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product;
•
product seizure or detention, or refusal of the FDA to permit the import or export of products; or
•
injunctions or the imposition of civil or criminal penalties.

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

Regulation and Procedures Governing Marketing Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary marketing approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, there are a number of similarities between the process regarding regulatory approval of medicinal products in the EEA and that in the United States. Marketing approval requires satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization and to the EMA or to competent authorities in EU Member States for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Clinical Trial Approval

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Certain preclinical (also termed “non-clinical”) data is required in order to enable clinical trials and later be used in the dossier for a marketing authorization application. The requisite amount of preclinical data enables the design of a clinical trial, from Phase 1 (first-in-human clinical trials) through to Phases 2 and 3, which are quality, safety and efficacy studies. During all phases of clinical development, national competent authorities of EU Member States and other comparable regulatory authorities require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators.

In the EU, clinical trials are governed by the Clinical Trials Regulation (EU) No. 536/2014, or CTR, which entered into application on January 31, 2022. The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increase their transparency. Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from competent authorities of EU Member States in which the sponsor intends on carrying out clinical trials, and a positive opinion from an independent Ethics Committee. The CTR, which is directly applicable in all EU Member States, introduces a streamlined application procedure through a single-entry point, the "EU portal", the Clinical Trials Information System, or CTIS. Since 31 January 2023, the use of CTIS has become mandatory for all clinical trial sponsors submitting initial applications for the approval of their clinical trials in the EU. The CTR also establishes a single set of documents to be prepared and submitted for the application including, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation as well as simplified reporting procedures for clinical trial sponsors.

A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I assessment is led by the competent authorities of a reference Member State selected by the trial sponsor and relates to clinical trial aspects that are considered to be scientifically harmonized across EU Member States. This assessment is then submitted to the competent authorities of all the concerned Member States in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and Ethics Committees in each concerned EU Member State. Each concerned Member States will issue a single decision on the authorisation of the clinical trial including input from the national competent authority and Ethics Committee. Individual EU Member States, therefore, retain the power to authorize the conduct of clinical trials on their territory.

The CTR establishes a general principle according to which information contained in CTIS shall be made publicly accessible unless confidentiality is justified on grounds of protecting personal data, or commercially confidential information, necessary to protect confidential communications between EU Member States in relation to the preparation of an assessment report, or necessary to ensure effective supervision of the conduct of a clinical trial by EU Member States. This confidentiality exception may be overruled if there is an overriding public interest in disclosure. The publication of data and documents in relation to the conduct of a clinical trial will take place in accordance with specific timelines. The timelines are established by the EMA and are determined based on the documents and the categorization of the clinical trial. In addition, sponsors of clinical trials may apply for deferral of publication of certain documents at the time of submission of the initial clinical trial application. The application for deferral of publication should be based on justified grounds and include a reasoned proposed deferral period. Applications for deferral of publication are subject to the regulatory approval of concerned EU Member States.

The extent to which on-going clinical trials, for which an application for regulatory approval was submitted in accordance with the Clinical Trials Directive 2001/20 before 31 January 2023, will be governed by the CTR will depend on the duration of the individual clinical trial. If a clinical trial continues for more than three years after January 31, 2022, the CTR will begin to apply to the clinical trial after expiry of this three-year period. The Regulation will apply to clinical trials from an earlier date if the clinical trial has already transitioned to the CTR framework.

Clinical trials of medicinal products in the European Union must be conducted in accordance with cGCP and the applicable regulatory requirements, including those foreseen in the Good Clinical Practice Directive 2005/28/EC, and the ethical principles that have their origin in the Declaration of Helsinki. Studies should also be conducted in accordance with all applicable EMA, European Commission and national guidelines. Medicinal products used in clinical trials must be manufactured in accordance with the guidelines on current Good Manufacturing Practice, or cGMP, and in a GMP licensed facility, which can be subject to GMP inspections.

Marketing Authorization

To obtain a marketing authorization to market a product in the EEA, an applicant must submit a marketing authorization application, or MAA, either in accordance with a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the European Union. A marketing authorization may be granted only to an applicant established in the European Union.

The centralized procedure provides for the grant of a single MA by the European Commission that is valid in all EU Member States. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs, and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, authorization through the centralized procedure is optional on related approval.

Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, conducts the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities such as the assessment of modifications or extensions to an existing MA.

Under the centralized procedure in the EEA, the maximum timeframe for the evaluation of a MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health, and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days, excluding clock stops. The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Unlike the centralized procedure, the decentralized MA procedure requires a separate application to, and leads to separate regulatory approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralized Procedures – Human, or CMDh, for review. The subsequent decision of the European Commission is binding on all EU Member States.

The mutual recognition procedure allows companies that have a medicinal product already authorized in one EU Member State to apply for this authorization to be recognized by the competent authorities in other EU Member States. Like the decentralized procedure, the mutual recognition procedure is based on the acceptance by the competent authorities of the EU Member States of the MA of a medicinal product by the competent authorities of other EU Member States. The holder of a national MA may submit an application to the competent authority of an EU Member State requesting that this authority recognize the MA delivered by the competent authority of another EU Member State.

An MA has, in principle, an initial validity of five years. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent authority with a consolidated version of the eCTD (electronic Common Technical Document) providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide on justified grounds relating to pharmacovigilance, to proceed with one further five-year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the European Union market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines, or PRIME, scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the European Union or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.

Conditional marketing authorization

In the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional MA for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a standard MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the MA will cease to be renewed.

An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, a MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA

“under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually, and the MA will be withdrawn if the risk-benefit ratio is no longer favorable.

Regulation (EC) No. 1901/2006 provides that prior to obtaining a MA in the European Union, an applicant must demonstrate compliance with all measures included in an EMA approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver or a deferral for one or more of the measures included in the PIP.

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

Combination Products

Certain of our product candidates are designed to be delivered to patients by dedicated medical devices. In the EEA, products that are a combination of a medicinal product and a medical device are regulated as either a medicinal product or a medical device, depending on which component has the primary mode of action.

Medical devices that incorporate a medicinal product as an integral part that has an action ancillary to the action of the medical device are regulated as medical devices in accordance with Regulation (EU) 2017/745 on Medical Devices, or MDR. However, the quality, safety and usefulness of the medicinal product must also be verified as part of the device and a scientific opinion from a national competent authority of an EU Member State or from the EMA, depending on its nature and therapeutic intention, must be sought regarding the quality and safety of the medicinal product, including the benefit or risk of its incorporation into the medical device. Where a medical device incorporates a medicinal product as an integral part as a single use drug delivery system, it is regulated as a medicinal product in accordance with Directive 2001/83/EC. In this case, the relevant General Safety and Performance Requirements, or GSPRs of the MDR will apply to the safety and performance of the device element.

Orphan Medicinal Product Designation and Exclusivity

Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000, provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in ten thousand persons in the European Union when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the European Union; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the product will be of significant benefit to those affected by that condition.

In the EU, an application for designation as an orphan product can be made any time prior to the filing of the MAA. Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized MA procedure. Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar medicinal product with the same orphan indication during the 10 year period if: (i) if the applicant consents to a second original orphan medicinal product application, (ii) if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product. A company may voluntarily remove a product from the register of orphan products.

Post-Approval Requirements

Where an MA is granted in relation to a medicinal product in the EEA, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products.

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EEA countries. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

In the EU, the advertising and promotion of medicinal products are subject to both European Union and EU Member States’ laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under European Union directives, the details are governed by regulations in each member state and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the European Union. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the European Union.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

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

Health Reform

The United States, the European Union, and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

For example, in March 2010, the ACA was signed into law, and was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the ACA of importance to the pharmaceutical and biotechnology industries are:

•
an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;
•
a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;
•
an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for most branded and generic drugs, respectively and a cap of the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;
•
a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•
extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•
expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•
expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•
a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
•
establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and
•
creation of a licensure framework for follow on biologic products.

There remain executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural ground that argued that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is also unclear how additional challenges or healthcare reform measures of the Biden administration will impact the ACA or our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which includes reductions to Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Additionally, in January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has also been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

In the European Union, similar political, economic and regulatory developments have led to continuing pressure on prices and cost containment measures. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicinal products, is almost exclusively a matter for national, rather than European Union, law and policy.

Consequently, pricing and reimbursement schemes in the European Union vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments, or HTA) in order to obtain reimbursement or pricing approval. For example, some EU Member States may approve a specific price for a product, or they may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EU Member States allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many EU Member States have increased the amount of discounts that pharmaceutical companies are requirement to offer. These efforts could continue as countries attempt to manage healthcare expenditures. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products onto national markets. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices.

In December 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted in the EU. This Regulation, which entered into force in January 2022 and will apply as of January 2025, is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at European Union level for joint clinical assessments in these areas. The Regulation foresees a three-year transitional period and will permit EU Member States to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

Legislators, policymakers and healthcare insurance funds in the European Union may continue to propose and implement cost-containing measures to keep healthcare costs down; particularly due to the financial strain that the COVID-19 pandemic has placed on national healthcare systems of the EU Member States. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of European Union and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•
The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe, or rebate) directly or indirectly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under federal healthcare programs such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to commit a violation.
•
The federal civil and criminal false claims, including, without limitation, the civil False Claims Act, which can be enforced by private citizens on behalf of the government, through civil whistleblower or qui tam actions, and the federal civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease, or conceal an obligation to pay money to the federal government. Several pharmaceutical and other health care companies have been prosecuted under these laws for alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.
•
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
•
HIPAA, as amended by HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity and their subcontractors that use, disclose, access, or otherwise process individually identifiable protected health information, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.
•
The federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members.
•
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

Data Privacy and Security

In the ordinary course of our business, we may process personal or sensitive data. Accordingly, we are, or may become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards governing data privacy and security. Such obligations may include, without limitation, the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, or CPRA, (collectively, the CCPA), the EU General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”). In addition to California, several other states within the United States, such as Virginia and Colorado, passed comprehensive privacy laws and similar laws are being considered in several other states, as well as at the federal and local levels.

The CCPA and EU GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing may increase our compliance obligations and exposure for any actual or perceived noncompliance. For example, the CCPA imposes obligations on covered businesses to provide specific disclosures related to a business’s collecting, using, and disclosing personal data and to respond to certain requests from California residents related to their personal data (for example, requests to know of the business’s personal data processing activities, to correct or delete the individual’s personal data, and to opt out of certain personal data disclosures). Also, the CCPA provides for administrative fines and a private right of action for certain data breaches which may include an award of statutory damages. In addition, the CPRA’s recent amendments to the CCPA established a new regulatory agency to implement and enforce the law.

European data privacy and security laws (including the EU GDPR, UK GDPR and FADP) impose significant and complex compliance obligations on entities that are subject to those laws. For example, the EU GDPR applies to any company established in the European Economic Area, or the EEA, and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The EU and UK GDPR enhance data protection obligations for controllers and processors of personal data, which may include: determining the exception that allows the processing of health-related information; limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes; requiring a legal basis for personal data processing; requiring the appointment of a data protection officer in certain circumstances; increasing transparency obligations to data subjects; requiring data protection impact assessments in certain circumstances; limiting the collection and retention of personal data; increasing rights for data subjects; formalizing a heightened and codified standard of data subject consents; requiring the implementation and maintenance of technical and organizational safeguards for personal data; mandating notice of certain personal data breaches to the relevant supervisory authority(ies) and affected individuals; and mandating the appointment of representatives in the UK and/or the EEA in certain circumstances.

Further, it is unclear how UK data protection laws and regulations will develop in the medium to long term. The UK’s Data Protection and Digital Information Bill was laid before the UK Parliament on July 18, 2022, introducing reforms intended to update and simplify the UK’s data protection framework, deviating from the EU GDPR. This may impose additional compliance costs on companies that operate in both the UK and the EU. However, the Bill’s progress through Parliament is currently on pause following changes to the UK government’s leadership. The Bill is expected to re-enter the legislative process in due course.

See the section titled “Risks Related to the Regulatory Approval of Our Product Candidates” for additional information about the laws and regulations to which we are or may become subject and about the risks to our business associated with such laws and regulations.

The EU and UK GDPR also impose strict rules on the transfer of personal data outside of the EEA or UK to countries that do not ensure an adequate level of protection, such as the United States.

C. Organizational structure

The chart below presents our organization structure:

D. Property, plant and equipment

Our corporate headquarters are located in Basel, Switzerland, where we currently lease facilities containing our office space, which consists of approximately 6,700 square feet. Our leases expire between 2023 and 2024, although there are points at which we may terminate the leases prior to the termination date under certain conditions.

We anticipate leasing additional office and manufacturing space as we add employees and continue to grow. We believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Item 4.A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements, including the related notes thereto, beginning on page F-1 of this Annual Report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks and uncertainties. You should read the sections of this Annual Report titled “Item 3. Key Information - Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

A. Operating results

Company Overview

We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of life-transforming medicines for patients living with severe rare conditions for which there is a significant unmet medical need. We are led by an experienced management team with a strong track record in the biotechnology and pharmaceutical industry. Our goal is to become a leading, patient-centric, fully integrated global rare disease company. Our current product pipeline is focused on rare gastrointestinal, or GI, metabolic disorders, and we intend to in-license or acquire additional transformational, differentiated rare disease assets. Our lead product candidate, apraglutide, is a next generation, long-acting synthetic peptide analog of glucagon-like peptide-2, or GLP-2, which we are developing as a differentiated therapeutic for a wide range of rare diseases, with an initial focus on short bowel syndrome, or SBS. Based on our preclinical and clinical data to date, we believe that apraglutide has the potential to advance the treatment of SBS intestinal failure, or SBS-IF, through improved clinical outcomes and less frequent dosing than the only currently approved GLP-2 for SBS-IF. Apraglutide is currently being evaluated in a global Phase 3 clinical trial called STARS for the treatment of patients with SBS-IF, and a global Phase 2 clinical trial called STARGAZE for the treatment of patients with gastrointestinal acute graft versus host disease (aGvHD). We also plan to evaluate apraglutide’s therapeutic potential in additional rare GI, liver and other conditions that could benefit from GLP-2 activation. Our pipeline includes a platform of first-in-class preclinical small molecule product candidates known as Comet for the treatment of rare inherited metabolic diseases (IMDs).

Apraglutide is designed to increase nutrient absorption in the intestine and reduce the burden of parenteral support, or PS, thereby improving patient's quality of life. Apraglutide has been rationally designed to have unique properties to address the known issues with native GLP-2 and teduglutide. In our preclinical studies and completed clinical trials, apraglutide has shown a significantly longer half-life and a more consistent on-target drug exposure, potentially allowing for once-weekly dosing versus once-daily dosing for teduglutide, and enhanced trophic effects on the small intestine, when compared to other GLP-2 analogs. We believe that these properties have the potential to translate into increased pharmacological activity and improved patient adherence to treatment relative to other GLP-2 analogs, thereby allowing a subset of patients who currently receive PS to achieve enteral autonomy. In addition, we have designed a development strategy that will allow us to adapt the use of apraglutide to treat different SBS patient subtypes based on their GI anatomy.

Basis of Presentation in the Consolidated Financial Statements

The information in this section should be read in conjunction with our consolidated financial statements as of December 31, 2022, 2021 and 2020 and for each of the years ended December 31, 2022, 2021 and 2020, which have been prepared in accordance with IFRS as issued by the IASB, which are included elsewhere in this Annual Report. For further information on the basis of presentation, refer to Note 2 to our consolidated financial statements beginning on page F-1 of this Annual Report.

Significant Transactions

At-the-Market Offering

In May 2022, we entered into a sales agreement, or the SVB Sales Agreement, with SVB Securities LLC, relating to the offer and sale, at our sole discretion through SVB Securities LLC, of our ordinary shares having an aggregate offering price of up to USD 75.0 million. In January 2023, we terminated the SVB Sales Agreement.

Subsequent to the termination of the SVB Sales Agreement, we entered into an Open Market Sale Agreement, or the Jefferies Sales Agreement, with Jefferies LLC, dated January 27, 2023, pursuant to which we may offer and sell, at our sole discretion through Jefferies LLC, our ordinary shares having an aggregate offering price of up to USD 125.0 million.

October 2022 Offering

In October 2022, we completed an underwritten public offering of 16,700,000 ordinary shares at an offering price of USD 7.50 per share. Before deducting the underwriting discounts and commissions and offering expenses, we received total gross proceeds of approximately USD 125 million.

June 2022 Offering

In June 2022, we completed an underwritten public offering of 6,467,688 ordinary shares, including the sale to the underwriters of 752,688 ordinary shares sold pursuant to the partial exercise of the underwriters’ previously granted option to purchase additional ordinary shares, at a price to the public of USD 5.25 per share, for gross proceeds of approximate USD 34 million.

June 2022 Private Placement

In June 2022, we entered into a subscription and share purchase agreement, or the Purchase Agreement, with Forbion Growth Opportunities Fund II Coöperatief U.A., represented by Forbion Growth II Management B.V., or the Investor, pursuant to which the Investor purchased, and we sold, 3,478,260 ordinary shares at a price of USD 5.75 per ordinary share, for gross proceeds of approximately USD 20 million, in a private placement transaction.

AKP Partnering Agreement

On March 30, 2022, we entered into a partnering agreement, or the Partnering Agreement, with Asahi Kasei Pharma Corporation, or AKP. Under the Partnering Agreement, we granted an exclusive license to AKP, with the right to sublicense in multiple tiers, to develop, commercialize and exploit products derived from the Company’s lead product candidate, apraglutide, within the territory of Japan.

Kreos Loans

On March 26, 2022, we entered into a note financing agreement, or the Original Loan, with Kreos Capital VI (UK) Limited.

The Original Loan was structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, the master loan line, or MLL, comprising two loan facilities of which EUR equivalent of USD 18.75 million is to be a convertible loan line. The remainder of the MLL, being a term loan of EUR equivalent of USD 56.25 million is to be drawn down at the same time as the convertible loan line tranches in three tranches as follows:

•
Loan A1: EUR equivalent of USD 22.5 million;

•
Loan A2: EUR equivalent of USD 15 million; and

•
Loan B: EUR equivalent of USD 18.75 million.

Loan A1 was to be available for drawdown from closing until September 30, 2022. Loan A2 was to be available for drawdown from June 30, 2022 until September 30, 2022. Loan B was to be available for drawdown until December 31, 2022. No drawdowns were made on the Original Loan.

On October 12, 2022, we entered into an amendment to the Original Loan, the Amended Loan. The total amount of borrowings available under the Amended Loan remains unchanged from the EUR equivalent of up to USD 75.0 million in borrowing capacity that was provided under the MLL in the Original Loan. The MLL, as amended, is comprised of two loan facilities, of which the EUR equivalent of USD 18.75 million is a convertible loan line, or the Amended Convertible Loan, and the EUR equivalent of USD 56.25 million is a term loan line, or the Amended Term Loan, each of which may be drawn down in tranches as follows:

•
Amended Loan A: Amended Convertible Loan – EUR equivalent of USD 12.5 million, Amended Term Loan – EUR equivalent of USD 37.5 million; and

•
Amended Loan B: Amended Convertible Loan – EUR equivalent of USD 6.25 million, Amended term Loan – EUR equivalent of USD 18.75 million.

Subject to certain conditions, the Amended Loan A will be available for drawdown until May 31, 2024, and the Amended Loan B will be available for drawdown until June 30, 2024. Contemporaneously with the execution of the Amended Loan, we delivered to Kreos drawdown requests under the Amended Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million, or the First Compulsory Drawdown. We must deliver to Kreos further drawdown requests under the Amended Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million by September 30, 2023, or the Second Compulsory Drawdown. The Amended Loan also contains certain repayment fees and granted Kreos the right to receive additional warrants on prepayment of borrowings.

Components of Results of Operations

Revenue from contracts with customers

AKP Partnering Agreement

On March 30, 2022, we entered into a partnering agreement, or the Partnering Agreement, with Asahi Kasei Pharma Corporation, or AKP. Under the Partnering Agreement, we granted an exclusive license to AKP, with the right to sublicense in multiple tiers, to develop, commercialize and exploit products derived from the Company’s lead product candidate, apraglutide, within the territory of Japan.

Pursuant to the terms of the Partnering Agreement, the Company received an upfront payment of JPY 3,000 million (USD 24.6 million at date of agreement) and a payment of JPY 600 million related to development activities

(USD 4.9 million at date of agreement). The Company is further eligible to receive payments of JPY 1,000 million related to development activities (USD 8.2 million at date of agreement) and to receive up to a possible total of JPY 20,000 million (USD 164.1 million at date of agreement) for development, regulatory and commercialization milestones. The Company will also receive a cost-plus manufacturing mark-up and tiered royalties of up to a mid-double-digit percentage on product sales continuing until the later of (i) expiration of regulatory exclusivity in Japan, or (ii) expiration of the last valid patent claim that provides exclusivity to apraglutide in Japan, or the Royalty Term. The Partnering Agreement will terminate upon the expiration of the Royalty Term.

We do not generate any revenues from product sales and do not expect to generate any revenues from the sale of products in the near future. If our development efforts for apraglutide or other product candidates that we may develop in the future are successful and result in marketing approval, we may generate revenues in the future from product sales.

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

An internally-generated intangible asset arising from research and development is capitalized to the extent that all of the following can be demonstrated:

•
the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;
•
the intention to complete and the ability to use or sell the asset;
•
how the asset will generate future economic benefits;
•
the availability of resources to complete the asset; and
•
the ability to measure reliably the expenditure during development.

Where no internally-generated intangible asset can be recognized, development expenditure is recognized in the income statement in the period in which it is incurred. As is common in the pharmaceutical industry, we generally consider an asset available for use and begin amortization related to a particular compound when we receive regulatory and marketing approval for that compound. To date, our intangible assets are not subject to amortization.

We expect our research and development expenses to increase for the foreseeable future as we seek to advance the development of the products we have in the pipeline. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our products. We are also unable to predict when, if ever, net cash inflows will commence from sales of our product candidate. This is due to the numerous risks and uncertainties associated with developing product candidates, including:

•
the number of clinical sites included in the trials;
•
the length of time required to enroll suitable patients;
•
the number of patients that ultimately participate in the trials;
•
the number of doses patients receive;
•
the duration of patient follow-up; and
•
the results of our clinical trials.

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

Finance income and expense

Finance income relates to interest earned on our bank accounts and short-term deposits. Finance expense relates to revaluation (gain) loss on our loans, interest expense, facility fees, bank charges, and lease liabilities.

Foreign exchange differences, net

Foreign exchange differences, net relate to gains and losses from the settlement or translation of monetary assets and liabilities denominated in foreign currencies.

Taxation

We are subject to corporate taxation in Switzerland, Canada and the United States. As of December 31, 2022, we had usable tax loss carryforwards totaling USD 234.5 million (USD 154.0 million as of December 31, 2021). Because we are uncertain whether we will be able to realize taxable profits in the near future, we did not recognize any deferred tax assets.

Results of Operations

Comparison of the Years Ended December 31, 2022 and December 31, 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and December 31, 2021:

	Year ended December 31,
	2022	2021	% Change
	(in thousands)
Revenue from contracts with customers	$27,341	$—	100%
Operating expenses:
Research and development expenses	(73,953)	(50,180)	47%
General and administrative expenses	(33,912)	(36,536)	(7)%
Operating loss	(80,524)	(86,716)	(7)%
Finance income	676	—	100%
Finance expense	(3,164)	(36)	*
Foreign exchange differences, net	(10,616)	(193)	*
Income taxes	(107)	(64)	67%
Net Loss	$(93,735)	$(87,009)	8%

___________________

*Not meaningful

Revenue from contracts with customers

The revenue from contracts with customers of USD 27.3 million for the year ended December 31, 2022 relates to the revenue recognized for the transfer of the right to the use of the apraglutide intellectual property in Japan of USD 24.6 million and for conducting development services of USD 2.7 million in relation to the Partnering Agreement with AKP.

Research and development expenses

Our research and development expenses increased by 47% to USD 74.0 million for the year ended December 31, 2022, from USD 50.2 million for the year ended December 31, 2021. The following table provides a breakdown of research and development expenses:

	Year ended December 31,
	2022	2021
	(in thousands)
Employee expenses	$(15,245)	$(14,374)
Services expenses	(35,799)	(31,793)
Material expenses	(16,108)	(3,776)
Consulting expenses	(6,710)	(6,921)
Revaluation gain (loss) on contingent consideration liabilities	—	6,870
Depreciation and amortization expenses	(91)	(186)
Total research and development expenses	$(73,953)	$(50,180)

The increase of USD 23.8 million in research and development expenses was mainly caused by:

i)
Employee expenses increased by USD 0.9 million in 2022. This was mainly driven by (a) an increase in payroll expense of USD 2.2 million from increased employee headcount and (b) the decrease of non-cash share-based compensation of USD 1.3 million, from USD 7.7 million for the year ended December 31, 2021 to USD 6.4 million for the year ended December 31, 2022.
ii)
Services expenses (inclusive of relevant license and IP expenses), material expenses, and consulting expenses were driven by changes in clinical and manufacturing costs, which increased by USD 16.1 million for the year ended December 31, 2022. During the year 2022, we further progressed the Phase 3 STARS study and the Phase 2 STARS Nutrition study of apraglutide in SBS-IF and the STARGAZE proof-of-concept study in Acute Graft-Versus-Disease (aGvHD). Also, during 2022, we incurred additional costs for the development of the Comet platform for the development of small molecule programs targeting multiple inherited metabolic diseases, or IMDs. The increase in material expenses was driven by the costs related (a) to the scaling of our dual chamber syringe project, and (b) other technical and manufacturing activities to produce apraglutide to support the ongoing clinical trials.
iii)
Revaluation gain (loss) on contingent consideration liabilities decreased by USD 6.9 million year-over-year. On November 25, 2021, an agreement was reached with the former GlyPharma shareholders to settle the third milestone payment under the GlyPharma Share Purchase Agreement for USD 20.0 million, of which USD 10.0 million was paid in cash and USD 10.0 million paid through the issuance of ordinary shares, in full satisfaction of all remaining payment obligations. The difference between the price per share and the fair value of the additional milestone shares on November 25, 2021 was recognized within research and development expense amounting to a total of USD 7.7 million, partially offset by the above-mentioned revaluation loss of USD 0.8 million.

General and administrative expenses

General and administrative expenses decreased by 7% to USD 33.9 million for the year ended December 31, 2022, up from USD 36.5 million for the year ended December 31, 2021. The following table provides a breakdown of general and administrative expenses:

	Year ended December 31,
	2022	2021
	(in thousands)
Employee expenses	$(18,180)	$(23,569)
Professional services expenses	(11,554)	(9,457)
Employee recruitment expenses	(263)	(811)
IT maintenance and support expenses	(1,523)	(1,345)
Capital tax and other non-income tax expenses	(267)	(612)
Depreciation and amortization expenses	(148)	(117)
Travel, office and other administrative expenses	(1,977)	(625)
Total general and administrative expenses	$(33,912)	$(36,536)

The decrease in general and administrative expenses of USD 2.6 million for the year ended December 31, 2022 was mainly attributable to a decrease in employee expenses partially offset with an increase in professional services expenses. The decrease in employee expenses of USD 5.4 million was primarily caused by the decrease of the non-cash share-based compensation of USD 6.8 million, from USD 17.2 million for the year ended December 31, 2021 to USD 10.4 million for the year ended December 31, 2022. This decrease was partially offset with the increase in the payroll expenses of USD 1.4 million driven by an increase in employee headcount. The increase in professional services expense of USD 2.1 million was mainly due to corporate activities, including transaction fees related to the Partnering Agreement with AKP.

Finance expense

The following table provides a breakdown of finance expense for the years ended December 31, 2022 and December 31, 2021:

	Year ended December 31,
	2022	2021
	(in thousands)
Interest expense on lease liabilities	$(2)	$—
Other interest expenses and bank charges	(156)	(36)
Facility fee expense on Kreos Loans	(1,870)	—
Interest expense on Kreos Loans	(201)	—
Changes in fair value of Warrant liability	(935)	—
Total finance expense	$(3,164)	$(36)

The increase in finance expenses of USD 3.2 million for the year ended December 31, 2022 was mainly attributable to Kreos Loans, including USD 1.9 million of facility fee expenses, USD 0.2 million of interest expense and USD 0.9 million of changes in fair value of warrant liability.

Foreign exchange differences, net

Total foreign exchange differences, net increased to a loss of USD 10.6 million for the year ended December 31, 2022, from a loss of USD 0.2 million for the year ended December 31, 2021. The net amount is mainly due to the increased fluctuation of the U.S. dollar against the Swiss franc, offset partially by decreased fluctuation of the U.S. dollar against the Japanese yen during 2022.

Comparison of the Years Ended December 31, 2021 and 2020

Our discussion and analysis of our financial position and results of operations for the years ended December 31, 2021 and 2020 can be found in our Form 20-F (File No. 001-40316).

B. Liquidity and capital resources

Overview

Since the acquisition by THAG of the Apraglutide Business from GlyPharma in September 2018 to date, we have not generated a profit nor any revenue from product sales, excluding those related to the Partnering Agreement with AKP, and have incurred net losses and negative cash flows from our operations. We have financed our operations through sales of our equity, loans and convertible loans. As of December 31, 2022, we had USD 221.4 million in cash and cash equivalents.

Cash Flows

The following table shows a summary of our cash flows for the years ended December 31, 2022 and December 31, 2021:

	Year ended December 31,
	2022	2021
	(in thousands)
Net cash used in operating activities	$(56,259)	$(72,139)
Net cash used in investing activities	(74)	(6,672)
Net cash provided by financing activities	175,056	141,327
Net increase in cash and cash equivalents	$118,723	$62,516

Comparison of the Years Ended December 31, 2022 and December 31, 2021

Operating Activities

Net cash used in operating activities was USD 56.3 million for the year ended December 31, 2022, compared to USD 72.1 million for the year ended December 31, 2021. This decrease in net cash used in operating activities was the result of an increase in research and development activities and general and administrative activities undertaken for the year ended December 31, 2022, primarily related to the increase in the research and development expenses of the Phase 3 clinical trials, payroll expenses and corporate activities offset by the payments received in connection with the Partnering Agreement with AKP.

Investing Activities

Net cash used in investing activities was USD 0.1 million for the year ended December 31, 2022, compared to USD 6.7 million for the year ended December 31, 2021. The decrease in net cash used in investing activities was mainly driven by i) the asset acquisition of the Comet platform in the amount of USD 1.2 million in September 2021 and ii) the third milestone payment for the GlyPharma acquisition of USD 5.4 million that occurred in November 2021.

Financing Activities

Net cash provided by financing activities was USD 175.1 million for the year ended December 31, 2022, compared to USD 141.3 million for the year ended December 31, 2021. The net cash provided by financing activities for the year ended December 31, 2022, relates to the offerings in June 2022 for aggregate gross proceeds of USD 54 million and October 2022 for aggregate gross proceeds of USD 125.3 million as well as the Kreos Loans proceeds of Euro equivalent of USD 10 million, partially offset by transaction costs related to capital increases and Kreos Loans, repayments and lease principal payments. The net cash provided by financing activities for the year ended December 31, 2021, relates to the initial public offering in April 2021, partially offset by transaction costs related to capital increase and lease principal payments.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements, which we have prepared in accordance with IFRS, as issued by the IASB. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

While our significant accounting policies are described in more detail in Notes 2 and 4 to our consolidated financial statements included elsewhere in this Annual Report, we believe the following accounting policies to be most critical to understanding our historical financial performance as they relate to the more significant areas involving management's judgments and estimates:

Revenue from contracts with customers

The Group has applied the following judgements that significantly affect the determination of the performance obligations under the contract with AKP:

A good or service that is promised to a customer is distinct if both of the following criteria are met: (a) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (b) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The Group determined that the performance obligations identified - (i) the grant of a right to use the Apraglutide intellectual property license in Japan, (ii) to conduct development services, and (iii) to provide manufacturing and supply of Apraglutide for commercial purposes - are each capable of being distinct.

In assessing whether each item has a standalone value to the customer, the Group considers factors such as the development, manufacturing, and commercialization capabilities of the partner and the availability of the associated expertise in the general marketplace, which indicates that the customer can benefit from each of the license, the development services, and the manufacturing and supply of Apraglutide on their own. The Group also determined that the promises to transfer the license, to provide development services, and to manufacture and supply Apraglutide are distinct within the context of the contract. The license is separately identifiable in the contract and will be granted at contract inception. The license is not an input that will be integrated with the development services or manufacturing and supply of Apraglutide. The preparation and attendance of the various steering committees is to assist in conducting clinical trials and obtaining regulatory approval of the technology but does not modify the technology itself. In addition, the license, development services, and manufacturing and supply of Apraglutide are not highly interdependent or highly interrelated, because the delivery of the license is not dependent on the services or deliveries of Apraglutide to be provided in the future, and accordingly, these promises are not interdependent or interrelated with each other.

In determining whether the license transfers to a customer either at a point in time or over time, the Group considers whether the nature of the Group’s promise in granting the license to a customer is to provide a right to access or a right to use the Group’s intellectual property. The Group assessed that it provides a right to use the license as the license exists (in terms of form and functionality) at a point in time at which it is granted.

The Group has allocated the transaction price to each performance obligation based on relative standalone selling prices or using the residual approach when the standalone selling price of the license is highly variable or uncertain.

Refer to Note 7 to our consolidated financial statements beginning on page F-1 of this Annual Report for further information.

Loans Containing Embedded Derivatives

Loans are initially recognized at the fair value at the date the contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting difference in the fair value is recognized through profit or loss. When the contract contains one or more embedded derivatives, the Group designates the entire hybrid contract at the fair value through profit or loss, or FVTPL.

Under certain circumstances, the fair value of a loan upon initial recognition may be different from the cash transaction amount. In accordance with IFRS 9, this difference between fair value and transaction amount is recognized as a gain or loss on Day 1 only if the fair value is evidenced by a quoted price in an active market for an identical asset or liability (that is, a level 1 input) or based on a valuation technique that uses only data from observable markets. In all other cases, the instrument is recognized at fair value and the difference between the fair value at initial recognition and the transaction price is deferred. The group initially nets any identified Day 1 differences within the loan liability amount presented on the balance sheet and subsequently amortizes the amount through profit and loss on a straight-line basis over the life of the loan.

On October 14, 2022, the Company completed a drawdown of the Amended Loan with Kreos providing for the EUR equivalent of USD 10 million loans in aggregate, of which the EUR equivalent of USD 7.5 million is a term loan and the EUR equivalent of USD 2.5 million is a convertible loan.

The initial fair value of the Amended Term Loan was calculated using a discounted cash flow methodology.

The initial fair value of the Amended Convertible Loan was calculated as the combined value of the bond component of the loan and the conversion option component of the loan based on their expected discounted future cash flows and expected conversion value. The Group used judgment to estimate the applicable discount rate and the probability of conversion versus maturity and made other critical estimates including key inputs to the valuation exercise such as: the fair value per Company’s ordinary share at the forward value, conversion price, volatility and the timing of conversion occurrence.

The inputs into the fair value calculations of the Amended Loan are classified as level 3 in the fair value hierarchy due to the use of unobservable inputs.

Refer to Note 26.2 to our consolidated financial statements beginning on page F-1 of this Annual Report for further information.

Valuation of warrant derivative

Since the fair values of warrant derivatives recorded in the financial statements cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including a variation of the Black-Scholes option pricing model (Black model). The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as fair value of our ordinary share at the forward value, volatility and duration. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

Refer to Note 26.2 to our consolidated financial statements beginning on page F-1 of this Annual Report for further information.

Fair Value of Contingent Consideration Liabilities

In relation to the Comet platform acquisition, we applied judgment in identifying the assets acquired, their relative fair value and the fair value of the contingent consideration included in the acquisition, taking into account for purposes of the concentration test the uncertainty surrounding such contingent consideration and whether the “substantially all”

criterion has been met based on previous elements. We assessed the probability of achievement of the milestones attached to the variable payments included in the asset acquisition agreement as low, thus no liability for such variable payments was recognized as of the date of acquisition.

As of December 31, 2022, the Group continues to consider the probability for such milestones to be met as remote. Accordingly, the Group has not recognized any liabilities in the statement of financial position as of December 31, 2022, related to these contingent payments, which will be recognized when the payment becomes probable.

Refer to Note 20 and 31 to our consolidated financial statements beginning on page F-1 of this Annual Report for further information.

Net Pension Liabilities

The retirement benefit obligation is calculated based on various financial and actuarial assumptions. The key assumptions for assessing these obligations are the discount rate, interest credit rate, mortality rate, future salary and pension increases, average retirement age and expected life expectation at regular retirement age. The calculations were performed by external actuaries and the principal assumptions used are summarized in Note 21 of our consolidated financial statements included elsewhere in this Annual Report. As of December 31, 2022, the underfunding amounted to USD 2.1 million compared with USD 3.2 million as of December 31, 2021. Using other assumptions for the calculations could have led to different results.

Refer to Note 21 to our consolidated financial statements beginning on page F-1 of this Annual Report for further information.

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

In the third quarter of 2020, the board of directors enacted a revised equity incentive plan, or 2020 Equity Incentive Plan, and approved the templates for the 2020 restricted share purchase agreement, or the 2020 RSPA, in connection with Series A2 financing. Under the 2020 Equity Incentive Plan, share options and RSUs were granted, all of which will be equity-settled, and under the 2020 RSPA restricted ordinary shares were sold at their nominal value of CHF 0.05 per share to certain directors, employees, including executive management, and consultants. These instruments vest over a three to four-year vesting period, subject to other vesting conditions.

On March 31, 2021, our board of directors introduced a new equity incentive plan, or the 2021 Equity Incentive Plan, and approved an increase of the share reserve available for grants under the 2021 Equity Incentive Plan on January 23, 2023. Effective as of January 3, 2023, we had 6,527,886 ordinary shares reserved for the settlement of options and RSUs granted to certain directors, employees, including executive management, and consultants under the 2021 Equity Incentive Plan. These instruments vest over a three to four-year vesting period, subject to other vesting conditions.

The 2021 Equity Incentive Plan, the 2020 Equity Incentive Plan, the 2020 RSPA, the 2019 Equity Incentive Plan and the 2019 RSPA instruments described above are measured at fair value at their respective grant dates. We used two valuation methodologies, which depend on the instrument being valued. For the restricted shares and RSUs, we used the discounted cash flow method, which calculates the fair value of the underlying equity instrument on the grant date based on the fair value of our ordinary share at the forward value and estimated discount factor. For the share options, we used a variation of the Black-Scholes option pricing model (Black model), which takes into consideration the following variables to calculate the fair value of the options: fair value per our ordinary share at the forward value, exercise price, volatility and duration.

The 2021 Equity Incentive Plan was introduced following our IPO. Therefore, the fair value of the instruments granted was estimated applying the valuation methodologies described above but using the quoted price per our share as an input.

In the second half of 2020, we calculated the fair value of the ordinary shares using a probability-weighted expected return method, or PWERM, which is a scenario-based methodology that estimates the fair value of our ordinary share based upon an analysis of our future values, assuming various outcomes. Thus, the ordinary share value is based on the probability-weighted present value of expected future scenario proceeds considering each of the possible outcomes available as well as the rights of each class of shares.

The PWERM analysis was performed assuming various IPO, merger/acquisition, and dissolution scenarios. For all of the scenarios, the enterprise value has been estimated based on the market approach (market multiples). Once the present value of each scenario proceeds for each share class was calculated (considering an appropriate risk-adjusted discount rate), the appropriate discount rate due to lack of marketability was applied. Finally, the probability-weighted ordinary share value was calculated, based on the probability assigned to each scenario. In some cases, we determined that there were no significant events occurring between a prior valuation date and a subsequent grant. As such, in these cases we used the most recent share price valuation as an input to the determination of share-based payment.

In the first half of 2020, the fair value of our ordinary shares was determined using the discounted cash flow method, which calculates the fair value of the underlying ordinary share on the grant date based on the discounted future cash flow projections.

An expense of USD 16.8 million related to these instruments was recognized in profit and loss (2021: USD 24.9 million), with USD 6.4 million recognized within research and development expenses (2021: USD 7.7 million) and USD 10.4 million (2021: USD 17.2 million) recognized within general and administrative expenses with a corresponding credit to equity (accumulated losses).

Refer to Note 12 to our consolidated financial statements beginning on page F-1 of this Annual Report for further information.

Recent Accounting Pronouncements

See Note 3.1 to our consolidated financial statements included elsewhere in this Annual Report for a description of recent accounting pronouncements applicable to our consolidated financial statements.

Off-Balance Sheet Arrangements

For the years ended December 31, 2022 and 2021, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

Contractual Obligations and Commitments

We expect that our existing cash and cash equivalents will be sufficient to enable us to fund our planned operating expenses and capital expenditure requirements through at least the next 12 months.

Our short-term material cash requirements as of December 31, 2022 are related to funding our operations, consisting primarily of research and development expenditures related to our product candidates, and to a lesser extent, general and administrative expenditures, and debt service expenditures. We have entered into contracts in the normal course of business with CROs and other third parties for clinical trials and preclinical research studies and testing. These contracts are generally cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of our services providers, up to the date of cancellation. As the estimated amount and timing of the contingent payments are uncertain, the Group has not recognized any liabilities in the statement of financial position as of December 31, 2022.

Our long-term material cash requirements as of December 31, 2022 include defined benefit pension plan obligations and debt service expenditures. Net liability arising from our defined benefit obligations amounted to USD 2.1 million as of December 31, 2022. Our outstanding debt balances under the Amended Loan entered into with Kreos require interest-only payments throughout 2023 with the first principal payment due in December 2023. Our outstanding debt balances and debt balances required to be drawn down in the future under the Amended Loan require principal and interest payments through the date of maturity.

Pursuant to our existing licensing agreement with Ferring, we are required to pay a high single-digit royalty on worldwide annual net sales of GLP-2. No present obligation for the royalty payments exists until such sales are incurred. As the estimated amount and timing of the contingent payments are uncertain, we have not recognized any liabilities in the statement of financial position as of December 31, 2022.

As a result of the Comet acquisition described elsewhere in the consolidated financial statements as of and for each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020, we are required to pay up to USD 25 million based on the completion of several milestones related to successful development of the research programs within the Comet platform. As of December 31, 2022, we consider the probability for such milestones to be met as remote. Accordingly, we have not recognized any liabilities in the statement of financial position as of December 31, 2022, related to these contingent payments, which will be recognized when the payment becomes probable.

The breakdown of the contingent payments and the related milestones triggering the payment are disclosed below:

In thousands of USD	Payment
GLP Tox Study Initiation	5,000
First dosing of the first subject in the first Clinical Trial	5,000
First dosing of the first subject in a Pivotal Trial	15,000
Total	25,000

Under the Partnering Agreement entered into with AKP on March 30, 2022, we have granted an exclusive license, with the right to sublicense in multiple tiers, to AKP, to develop, commercialize and exploit products derived from our lead product candidate, apraglutide, within the territory of Japan.

The Group has no ongoing litigation matters as of December 31, 2022.

Outstanding Debt

The following table shows our outstanding debt as of the date indicated:

	December 31,
	2022	2021
	(in thousands)
Current borrowings	$137	$134
Non-current borrowings	10,325	158
Total outstanding debt	$10,462	$292

Current borrowings include the undiscounted current portion of our lease liabilities as well as the current portion due on the Amended Loan with Kreos. Non-current borrowings include the undiscounted non-current portion of our lease liabilities as well as the non-current portion due on the Amended Loan with Kreos. Short-term leases that meet the exception under IFRS 16 have been excluded from this table.

Current outlook

We have financed our operations to date primarily through proceeds from sales of our equity, loans and convertible loans.

We have experienced net losses and significant cash used in our operating activities. As of December 31, 2022, we had accumulated losses of USD 207.8 million, a loss for the year of USD 93.7 million and net cash used in operating activities of USD 56.3 million. We expect to continue to incur net losses and to have significant cash outflows for at least the next 12 months.

We expect our expenses to increase in connection with our ongoing activities, particularly as we:

•
continue to invest in the clinical development of our current product candidate in connection with our global Phase 3 clinical trial of apraglutide for the treatment of the SBS-IF population and additional related preclinical studies or clinical trials, with our global Phase 2 clinical trial for the treatment of patients with gastrointestinal a GvHD disease, and trials needed for additional product candidates like the Comet platform;
•
hire additional research and development, and general and administrative personnel;
•
maintain, expand and protect our intellectual property portfolio;
•
identify and in-license or acquire additional product candidates; and
•
incur additional costs associated with operating as a public company.

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

We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•
the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials for apraglutide and Comet platform;

•
the timing and amount of milestone and royalty payments we are required to make under the Comet Share Purchase Agreement and our license agreements;
•
the extent to which we in-license or acquire other product candidates and technologies;
•
the number and development requirements of other product candidates that we may pursue;
•
the costs, timing and outcome of regulatory review of our product candidate;
•
the costs associated with building out our operations in the United States and Switzerland;
•
the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for our product candidate for which we receive marketing approval;
•
the revenue, if any, received from commercial sales of our product candidate for which we receive marketing approval;
•
our ability to establish strategic collaborations; and
•
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

As of December 31, 2022, we had cash and cash equivalents of USD 221.4 million. We are of the opinion that this cash position is sufficient to meet our ongoing operating requirements, recurring expenses, required capital expenditures and acquisition opportunities as they arise for at least the next 12 months.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table presents information about our current members of our board of directors and our executive officers. The term for each of our members of our board of directors is one year and, accordingly, will expire at our annual general meeting of shareholders to be held in 2023. Ages are as of March 1, 2023.

Name	Position(s)	Age
Executive Officers
Dr. Luca Santarelli	Chief Executive Officer and Director	54
Dr. Claudia D'Augusta	Chief Financial Officer	53
Dr. Christian Meyer	Chief Operating Officer	55
Kevin Harris	Chief Commercial Officer	52
Dr. Alain Bernard	Chief Technology Officer	66
Dr. Omar Khwaja	Chief Medical Officer	52
Scott Applebaum	Chief Legal Officer and Corporate Secretary	56
Non-Employee Directors
Dr. Thomas Woiwode	Chairman of the Board of Directors	51
Sandip Kapadia	Director	52
Hans Schikan	Director	64
Paul Carter	Director	62
Murray Stewart	Director	62

Wouter Joustra	Director	34

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

Scott Applebaum has served as our Chief Legal Officer and Corporate Secretary since August 2021. He brings over two decades of legal, regulatory and operational experience in the biopharmaceutical industry. He has also served as a member of the board of directors of Cingulate, Inc. (CING) since August 2022. Mr. Applebaum served as Chief Legal & Compliance Officer and Senior Vice President of Regulatory Affairs at Trevena from February 2020 to August 2021, where he played a key role in gaining FDA approval for their lead product, Olinvyk®. Previously, he served as President of Context Therapeutics from September 2017 to June 2019 and was General Counsel at Vitae Pharmaceuticals from July 2016 to December 2016, where he was instrumental in their sale to Allergan. Formerly, he was Chief Legal Officer for Medgenics from September 2014 to July 2016, a rare genetic disease company. Mr. Applebaum spent 10 years at Shire, where his roles included heading up their global legal group, managing their neuroscience portfolio outside of the United States as SVP of the Neuroscience Business Unit and leading the implementation and execution of the regulatory strategy for all of Shire’s specialty pharmaceutical products worldwide as SVP of Global Regulatory Affairs, Quality Assurance and Compliance. Previously, he was Senior Counsel for medicines and medical imaging at Bristol Myers Squibb. Prior to his career in the biopharmaceutical industry, Mr. Applebaum was a lawyer at Dechert LLP. He received his J.D. from Stanford Law School and a B.S. in Economics, Finance and Accounting from the Wharton School of the University of Pennsylvania. We believe Mr. Applebaum’s significant experience in the legal, compliance, regulatory and operational areas of the biopharmaceutical industry qualifies him to serve as an executive officer.

Non-Employee Directors

Thomas F. Woiwode, Ph.D., has served as the chairman of our board of directors since May 2019. Dr. Woiwode has been with Versant Venture Management, LLC, or Versant Ventures, a healthcare investment firm, since 2002 in various capacities, serving as a managing director since July 2014 and previously as a venture partner from June 2011 to July 2014. He has also served in a number of operating roles over this time, most recently as the chief operating officer of Okairos AG, or Okairos, a biopharmaceutical company developing genetic vaccines for major infectious diseases, from April 2011 until May 2013. Prior to Okairos, Dr. Woiwode co-founded EuroVentures, a wholly owned biotechnology incubator within Versant Ventures, and in this role, served as the founding chief business officer for three biotechnology companies created within Versant Ventures. Before joining Versant Ventures, Dr. Woiwode also served as a research scientist at XenoPort, Inc. Dr. Woiwode serves on the board of directors of several private companies and on the board of directors of three other public companies, Aligos Therapeutics, Inc., Tempest Therapeutics and Passage BIO, Inc. and served on the board of directors of Audentes Therapeutics, Inc. from July 2013 to July 2017, Adverum Biotechnologies from May 2016 to December 2021, CRISPR Therapeutics AG from April 2014 to June 2019 and Gritstone Oncology Inc. from September 2015 to June 2021. Dr. Woiwode holds a B.A. in English and a B.S. in Chemistry from the University of California, Berkeley and a Ph.D. in Organic Chemistry as an NSF Fellow from Stanford University. We believe Dr. Woiwode’s experience in the biotechnology industry, as well as his experience as a member on the boards of directors of multiple companies in the industry, qualifies him to serve on our board of directors.

Sandip Kapadia has served as a member of our board of directors since October 2020. Mr. Kapadia brings over 25 years of life science industry experience and has served as the Chief Financial Officer (CFO) for Harmony Biosciences since March 2021. Previously, Mr. Kapadia was CFO for Intercept Pharmaceuticals from July 2016 to March 2021. Before Intercept, Mr. Kapadia served in various leadership capacities within finance for more than 19 years at Novartis International AG and Novartis affiliates in the United Kingdom, Netherlands, Switzerland and the United States. Mr. Kapadia received a BS in Accounting from Montclair State University and an MBA from Rutgers University, and is also a US Certified Public Accountant. Additionally, Mr. Kapadia has been on the board of directors of Passage Bio since December 2019 and Molecular Partners AG since April 2020. We believe Mr. Kapadia’s experience in financial leadership positions of life sciences companies qualifies him to serve on our board of directors.

Hans Schikan, Pharm.D., has served as a member of our board of directors since June 2019. Mr. Schikan has more than 25 years of senior managerial experience in the pharmaceutical and biotechnology industries. From January 2017 through May 2019, he served as a member of the board of directors at Therachon Holding AG. From 2009 to 2015, Mr. Schikan was the Chief Executive Officer of Prosensa, where he focused on the discovery, development and commercialization of RNA-modulating therapeutics until its acquisition by BioMarin. Prior to his work at Prosensa, Mr. Schikan worked at Genzyme Corporation and Organon International, in various executive roles. Mr. Schikan currently serves as chair of the board of directors for Microbiotica and Complix and also serves on the boards of Vicore Pharma and Pharvaris. Previously, he served on the boards of Swedish Orphan Biovitrum, Wilson Therapeutics, Hansa Medical, InteRNA Technologies and Asceneuron. Mr. Schikan holds a Pharm.D. degree from the University of Utrecht, the Netherlands. We believe Mr. Schikan’s significant industry experience and corporate management skills qualify him to serve on our board of directors.

Paul Carter has served as a member of our board of directors since September 2021. Mr. Carter has served in senior executive roles for a decade at Gilead Sciences, most recently as Executive Vice President of Commercial Operations from January 2014 to August 2016, leading Gilead’s launch and commercialization efforts globally. Previously, he worked for 15 years at GlaxoSmithKline (GSK), where he served in increasingly senior management roles in a number of territories, including as Head of International Business in Asia. Mr. Carter has been involved with several public and private biopharmaceutical companies as a board member and senior advisor, including serving as a board member for Alder Inc. from June 2015 to November 2019, HutchMed (HCM) since March 2017, Mallinckrodt (MNK) from June 2018 to June 2022 and Immatics NV (IMTX) since July 2020. He is also a Fellow of the Chartered Institute of Management Accountants in the UK. Mr. Carter holds a BA (Hons) in Business Studies from the Ealing School of Business and Management. We believe Mr. Carter is qualified to serve as a director due to his history of public board service and executive experience in the industry.

Murray Stewart, DM, FRCP, has served as a member of our board of directors since September 2021. Mr. Stewart has served from November 2018 to September 2021 as the Chief Medical Officer of Rhythm Pharmaceuticals, a biopharmaceutical company focused on the treatment of rare genetic disorders of obesity, and guided Imcivree® to FDA approval in November 2020. Prior to Rhythm, he was the Head of Research & Development at Novelion Therapeutics from November 2017 to October 2018, where he oversaw global medical affairs for Juxtapid® and Myalept®, two marketed products for rare metabolic diseases. Previously, Dr. Stewart spent 18 years at GlaxoSmithKline (GSK), serving most recently as Chief Medical Officer, and formerly as Head of Metabolic Pathways and Cardiovascular Therapy and Clinical Head of Biopharm. Preceding his career in drug development, Dr. Stewart was a physician and received his Bachelor of Medicine and Doctor of Medicine from Southampton Medical School. He is a Fellow of the Royal College of Physicians and a member of the board of directors of X4 Pharmaceuticals. We believe Mr. Stewart is qualified to serve as a director due to his significant executive experience in the industry and his medical knowledge.

Wouter Joustra has served as a member of our board of directors since December 2022. Mr. Joustra joined Forbion, a venture capital firm, in October 2019, and is currently a General Partner. At Forbion, he is responsible for deal origination, general portfolio management, and divestment strategies. Previously, from December 2016 to October 2019, Mr. Joustra was a Senior Trader, Life Sciences at Kempen & Co, one of the leading European investment banks focused on life sciences. In this role, Mr. Joustra actively managed Kempen’s trading portfolio, and he was involved in deal structuring, corporate finance, and equity capital market transactions, as well as crossing large blocks of company shares. At Kempen, Mr. Joustra was also an Executive Board member of the Life Sciences Franchise. Mr. Joustra was also a Board member at Gyroscope Therapeutics when Novartis purchased the company for up to USD 1.5 billion. Mr. Joustra is currently on the board of Forbion’s SPAC vehicle (NASDAQ: FRBN), and is an observer at NewAmsterdam Pharma N.V. Mr. Joustra holds an M.Sc. in Business Administration from the University of Groningen, a B.Sc. in Economics from the University of Nebraska at Omaha, and a B.Sc. in International Business and Management from the University of Groningen. We believe Mr. Joustra is qualified to serve as a director due to his significant experience in the industry and as an investor and his service on the boards of other private and public companies.

Diversity of the Board of Directors

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report:

Board Diversity Matrix
Country of Principal Executive Offices:	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	7
Part II: Demographic Background
Underrepresented Individuals in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

Our Board Diversity Matrix as of April 7, 2022 can be found in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 7, 2022.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was USD 20.9 million.

During the year ended December 31, 2022, fees, salaries and other short-term employee benefits paid to the members of our board of directors and our executive officers was USD 4.8 million.

The amount set aside by us to provide post-employment benefits to members of our board of directors and executive officers amounted to a total of USD 0.6 million in the year ended December 31, 2022.

During the year ended December 31, 2022, share-based payments made to the members of our board of directors and our executive officers accounted for USD 15.5 million. Of those share-based payments, 2,865,000 options to purchase registered ordinary shares were granted to members of our board of directors and our executive officers (excluding Sarah Holland), of which 1,655,000 options relate to the annual grants 2023 that were granted to our executive officers on December 31, 2022. See Note 12 to our audited consolidated financial statements included elsewhere in this Annual Report for further details regarding the share options, including the exercise price and the expiration date of the options.

Equity Incentive Plans

Prior Plans

Historically, we have granted options and RSUs to eligible directors, executive officers, employees and consultants of VectivBio based on the 2019 Equity Incentive Plan, or the 2019 Plan, and the 2020 Equity Incentive Plan, or the 2020 Plan, and, at the participants’ election, we have issued or sold restricted ordinary shares, or Restricted Shares, to the participants based on restricted share purchase agreements, or RSPAs. Each of these plans and the RSPAs are described in more detail below.

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

As of December 31, 2022, 62,000 options, 4,000 RSUs and 792,690 Restricted Shares were outstanding under the 2019 Plan and the 2019 RSPA.

2020 Equity Incentive Plan and Restricted Share Purchase Agreements

On August 29, 2020 and on September 24, 2020, our board of directors enacted the 2020 Plan, which replaced the 2019 Plan, and approved the templates for the 2020 RSPA in connection with the series A2 financing of VectivBio. The increase of our option pool agreed to in connection with the series A2 financing was split into 2,820,000 ordinary shares for the first tranche and 1,060,000 ordinary shares for the second tranche of the financing. In general, the 2020 Plan and the 2020 RSPA provide for the same terms and conditions as the 2019 Plan and the 2019 RSPA, except as further described below. Eligible directors, executive officers, employees and consultants of VectivBio had again been given the choice between (i) receiving options or RSUs granted under the 2020 Plan, or (ii) purchasing Restricted Shares under the 2020 RSPA at their nominal value of CHF 0.05 per Restricted Share.

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

As of December 31, 2022, 1,292,400 options, 87,847 RSUs and 2,008,318 Restricted Shares were outstanding under the 2020 Plan and the 2020 RSPA.

2021 Equity Incentive Plan

On March 31, 2021, our board of directors adopted, and on April 1, 2021, our shareholders approved, our 2021 Equity Incentive Plan, or the 2021 Plan. Our 2021 Plan became effective on April 8, 2021 and was subsequently amended on January 23, 2023. With the effectiveness of our 2021 Plan, no further grants have been made under our 2020 Plan or the 2020 RSPA.

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

Share Reserve. The maximum number of our ordinary shares that may be issued under our 2021 Plan will not exceed 13,520,000 ordinary shares, plus those ordinary shares subject to awards granted under our 2020 Plan or 2019 Plan or any 2020 RSPA or 2019 RSPA entered into by us prior to the effectiveness of the 2021 Plan that terminate or expire prior to exercise or settlement, are not issued because the award is settled in cash, are forfeited or repurchased because of the failure to vest, or are repurchased or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. The maximum number of ordinary shares that may be issued upon exercise of ISOs under our 2021 Plan is 13,520,000 shares.

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

Restricted Share Awards. Restricted share awards are granted under restricted share award agreements adopted by the administrator. A restricted share award may be awarded in consideration for cash, services to us, or any other form of consideration that may be acceptable to the administrator and permissible under applicable law. The administrator determines the terms and conditions of restricted share awards, including vesting and forfeiture terms. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, or determined by the administrator, if a participant’s service relationship with us ends for any reason, we may repurchase any or all of the ordinary shares held by the participant that have not vested as of the date the participant’s continuous service ends.

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

Corporate Transactions. In the event of a corporate transaction (as defined in the 2021 Plan), the administrator may take one or more of the following actions with respect to awards:

•
arrange for the assumption, continuation, or substitution of an award by a successor corporation;
•
arrange for the assignment of any repurchase rights held by us to a successor corporation;
•
accelerate the vesting, in whole or in part, of the award and provide for its termination before the transaction;
•
arrange for the lapse, in whole or in part, of any repurchase rights held by us;
•
cancel or arrange for the cancellation of the award before the transaction in exchange for a cash payment or other consideration, or no payment, as determined by the administrator; or
•
make a payment, in the form determined by the administrator, equal to the excess, if any, of the value of the property the participant would have received on exercise of the award before the transaction over any exercise price payable by the participant in connection with the exercise.

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

As of December 31, 2022, 6,323,187 options and 204,699 RSUs were outstanding under the 2021 Plan.

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

Administration. Our board of directors administers our ESPP and may delegate its authority to administer our ESPP to our compensation committee. Our ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase ordinary shares on specified dates during such offerings. Under our ESPP, our board of directors is permitted to specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which ordinary shares will be purchased for employees participating in the offering. Our ESPP provides that an offering may be terminated under certain circumstances.

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

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee is permitted to purchase shares under our ESPP at a rate in excess of USD 25,000 worth of our ordinary shares (based on the fair market value per ordinary share at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee is eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding share capital measured by vote or value under Section 424(d) of the Code.

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

As of December 31, 2022 no shares have been granted to any of our directors, officers or employees under our ESPP.

C. Board practices

Composition of our Board of Directors

We currently have seven directors, three of whom are citizens or residents of the United States.

We are a foreign private issuer under the rules of the SEC. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Dr. Thomas Woiwode, Sandip Kapadia, Hans Schikan, Paul Carter, Murray Stewart and Wouter Joustra are “independent directors” as defined under applicable Nasdaq rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

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

The following table sets forth the names of our directors, the year of their initial appointment as directors and the expiration dates of their current term:

Name	Current Position	Year of Initial Appointment	Term Expiration Year (1)
Dr. Thomas Woiwode	Chairman of the Board	2019	2023
Dr. Luca Santarelli	Chief Executive Officer and Director	2019	2023
Sandip Kapadia	Director	2020	2023
Hans Schikan	Director	2019	2023
Paul Carter	Director	2021	2023
Murray Stewart	Director	2021	2023

Wouter Joustra	Director	2022	2023
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

Board Meetings

Our board of directors held 4 meetings by conference call and 2 physical meetings in 2022. The board of directors discussed and analyzed the scientific, business, financial and organizational risks of our company based on the external factors and internal changes impacting the risks for our company in the future.

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

Audit Committee

Our audit committee assists our board of directors in overseeing the integrity of our financial statements, our accounting and financial reporting process, the appointment, qualifications, independence and performance of our external auditors, our internal control and risk management processes, the design and implementation of our internal audit function, the reports of the external auditors as well as the compliance by us with legal and regulatory requirements as set forth in the charter of the audit committee. Sandip Kapadia, Hans Schikan and Chahra Louafi (until her resignation as a member of the board of directors as of December 27, 2022) serve(d) on our audit committee. On March 23, 2023, our board of directors appointed Wouter Joustra as a new member of the audit committee replacing Chahra Louafi. During the period from December 27, 2022 to March 23, 2023, our audit committee consisted of two independent directors instead of three independent directors as required under Nasdaq Listing Rule 5605(c)(2). We relied on home country practice as permitted by Nasdaq Listing Rule 5615(a)(3) in this period.

Sandip Kapadia acts as chair of our audit committee. Our board of directors has determined that Sandip Kapadia, Hans Schikan and Wouter Joustra are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Sandip Kapadia is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the audit committee qualifies as financially literate under the applicable exchange listing rules. Our audit committee complies with Rule 10-A-3(b)(1) of the Exchange Act, taking into account applicable transition periods.

The audit committee is governed by a charter that complies with the rules that apply to us. The principal duties and responsibilities of our audit committee include, among others:

•
reviewing the annual stand-alone statutory and consolidated financial statements, including their accuracy and the appropriateness of the application of the accounting policies to the financial statements, of us and our subsidiaries and, if applicable, the quarterly or semi-annual financial statements, and our annual report, in order to recommend their approval to our board of directors;
•
reviewing the external auditors’ report and management letters together with the external auditors, management and personnel responsible for the design and implementation of the internal audit function in order to recommend their approval (including any adjustments the audit committee considers appropriate) to our board of directors;
•
discussing with management the types of information to be disclosed with the financial statements and the associated press releases and investor communications as well as any significant issues relating to the integrity of the financial statements or external disclosures;
•
assessing periodically the organization, efficiency and completeness of the accounting and financial reporting process and discussing with the external auditors, management and personnel responsible for the design and implementation of the internal audit function the quality and acceptability of our accounting principles and policies;
•
reviewing and discussing with management the implementation of our accounting principles and policies;
•
reviewing legal and regulatory matters that may have a material impact on the financial statements or internal controls;
•
forming an opinion of the adequacy, organization, efficiency and completeness of our internal control system and procedures as they relate to the integrity of the financial statements and the accounting and financial reporting process;
•
assessing periodically, and at least annually, the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner as well as approving the engagement letter of the external auditors including the scope of audit, fees and terms for the planned audit work;
•
pre-approving and overseeing all audit and permitted non-audit services provided by the external auditors and establishing appropriate policies;

•
at least annually, reviewing management’s plans with respect to the responsibilities, budget and staffing of the internal audit function and its plans for the implementation of the internal audit function, if any;
•
reviewing together with management our policies and processes for tax planning, compliance and aspects related to our investment portfolio, including allocation, performance, risk management and compliance with laws and regulations;
•
reviewing and making recommendations to the governance and nomination committee and to our board of directors regarding decisions relating to the appointment and dismissal of our chief financial officer; and
•
reviewing and approving in advance any proposed transaction that could be within the scope of a “related party transaction” and establishing appropriate procedures in this regard.

The audit committee meets as often as necessary, but in any event at least quarterly.

Compensation Committee

Our compensation committee reviews and proposes to our board of directors our compensation principles as well as the compensation for the members of the board of directors, the chief executive officer and other members of the executive committee. Pursuant to our articles of association, our compensation committee consists of no less than three members of our board of directors. Paul Carter, Murray Stewart and Dr. Thomas Woiwode serve on the compensation committee. Paul Carter acts as chair of our compensation committee. Pursuant to Swiss corporate law, we are subject to certain rules related to the compensation of the members of the board of directors and of the executive committee, which require Swiss corporations listed on a stock exchange to establish a compensation committee. In accordance with Swiss corporate law, the members of our compensation committee must be elected by our general meeting of shareholders and the aggregate amount of compensation of each of our board of directors and our executive committee must also be approved by our general meeting of shareholders. Our board of directors appoints the chair of the compensation committee and fills any vacancies on the compensation committee until completion of the next annual general meeting of shareholders.

The principal duties and responsibilities of our compensation committee include, among others:

•
regularly reviewing and recommending to our board of directors our compensation and benefits strategy and the compensation principles applicable to our directors and employees and, upon consultation with the chief executive officer, making proposals to our board of directors in respect of our compensation and benefits plans (cash-based incentives and / or equity-based plans);
•
administering any compensation and benefits plans, unless such authority is delegated to the chief executive officer, another corporate body of us or a third party;
•
upon consultation with the chief executive officer, recommending to our board of directors the maximum number or scope of eligible persons under any equity-based plans (including relevant parameters such as maximum aggregate number and value of equity-based incentives, vesting conditions etc.) and ensuring that the impact on the share price is appropriately considered;
•
subject to and within the maximum aggregate amounts of compensation approved by our general meeting of shareholders, recommending to our board of directors the terms of the individual compensation and non-compensation-related terms of employment of the members of our board of directors, the chief executive officer and, upon proposal of the chief executive officer, the other members of the executive committee;

•
recommending to our board of directors any termination agreements with, or arrangements in connection with a termination in respect of, the chief executive officer and, upon consultation with the chief executive officer, the other members of the executive committee;
•
recommending to our board of directors the performance metrics and targets under any incentives for the chief executive officer and, upon proposal of the chief executive officer, the other members of the executive committee and assessing their achievement;
•
proposing to our board of directors the motions of our board of directors for the aggregate amounts of maximum compensation of our board of directors and our executive committee to be submitted to the general meeting of shareholders for approval;
•
approving any credits and loans granted by us to the members of our board of directors and our executive committee (to the extent permissible under our articles of association) and to our other employees (in excess of USD 10,000);
•
liaising with the chief executive officer on any other important employment, salary and benefit matters, including reports on retirement plans; and
•
ensuring that any reporting obligation with respect to compensation matters are being complied with, and reviewing and recommending to our board of directors for approval any such disclosure.

The compensation committee meets as often as necessary, but in any event at least twice a year.

Governance and Nomination Committee

The governance and nomination committee assists our board of directors in overseeing the quality and integrity of our corporate governance practices, assists us in our corporate governance responsibilities and establishes criteria for our board of directors and committee memberships and makes recommendations to our board of directors regarding the composition of our board of directors, its committees and our executive committee. Dr. Thomas Woiwode, Paul Carter and Hans Schikan serve on the governance and nomination committee. Hans Schikan acts as chair of the governance and nomination committee.

The principal duties and responsibilities of our governance and nomination committee include, among others:

•
addressing all relevant corporate governance issues affecting us and monitoring and assessing the developments in corporate governance-related laws, regulations, standards and best practices;
•
regularly reviewing and proposing to our board of directors any amendments to the articles of association, the organizational regulations, the charters of the committees of our board of directors, the code of business conduct and ethics and any other governance-related policies and directives approved by our board of directors as well as making recommendations to our board of directors concerning further corporate governance matters and practice;
•
advising the chairperson of our board of directors with respect to the approval of external mandates of the chief executive officer and the other members of the executive committee;
•
overseeing and periodically reviewing environmental, social, and governance matters relevant to our business and operations, including policies and practices concerning (i) corporate social responsibility, (ii) environmental sustainability, and (iii) employee diversity;

•
reviewing the composition, membership qualifications and size of our board of directors to ensure appropriate expertise, diversity and independence of our board of directors and making recommendations for any change in the composition and size of our board of directors;
•
conducting and supervising the annual self-assessment of our board of directors and its committees and the annual assessment of the chief executive officer and the other members of the executive committee;
•
establishing criteria for the selection of new directors to serve on our board of directors, including regarding the consideration of director nominees recommended by shareholders, for the selection and the succession planning for the chief executive officer and, upon proposals from the chief executive officer, the other members of the executive committee, and supervising searches for qualified individuals and the succession planning;
•
identifying, screening and proposing to our board of directors the nominees to be proposed by our board of directors for (re-)election as our directors, as chairperson of our board of directors or as members of the compensation committee;
•
proposing to our board of directors the individuals to be (re-)appointed (including to fill vacancies) as vice-chairperson of our board of directors (if any), as members or chairs of the committees of our board of directors (other than the members of the compensation committee), as chief executive officer or, upon proposal of the chief executive officer, as other members of the executive committee; and
•
specifically with respect to the members of the audit committee, assessing, in accordance with applicable laws and regulations, including the rules of The Nasdaq Stock Market LLC, their independence and financial literacy for a recommendation to our board of directors, and reviewing their experience in light of the attributes of an “audit committee financial expert” for a recommendation to our board of directors.

The governance and nomination committee meets as often as necessary, but in any event at least twice a year.

D. Employees

We had 42 full-time employees as of December 31, 2022. Of these employees, 24 are engaged in research and development activities and 18 are engaged in commercial, business development, finance, information systems, facilities, human resources or administrative support. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

	At December 31,
	2022	2021	2020
Function:
Administrative	18	14	12
Research and development	24	18	11
Total	42	32	23

Geography:
Switzerland	23	21	15
United States	6	6	4
Other	13	5	4
Total	42	32	23

E. Share ownership

For information regarding the share ownership of our directors and executive officers, see the sections titled - “Item 6. Directors, Senior Management and Employees - Compensation” and “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table and accompanying footnotes set forth, as of March 1, 2023, information regarding beneficial ownership of our ordinary shares by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares (including ordinary shares issuable upon conversion of preferred shares);
•
each member of our executive committee;
•
each of our directors; and
•
all of the members of our executive committee and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting power or investment power with respect to that security, including ordinary - issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of March 1, 2023. Our major shareholders do not have preferential voting rights.

In computing the percentage ownership of a person, we deemed outstanding ordinary shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of March 1, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all of the members of our executive committee and directors as a group.

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

We had based our calculation of the percentage of beneficial ownership, 62,739,265 ordinary shares outstanding as of December 31, 2022. Except as otherwise indicated in the following table, the addresses of the directors, members of our executive committee and named beneficial owners are in the care of VectivBio Holding AG, Aeschenvorstadt 36, 4051 Basel, Switzerland.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or Greater Shareholders
Entities affiliated with OrbiMed Private Investments (1)	7,006,861	11.2%
CHI Advisors LLC (2)	5,492,893	8.8%
Entities affiliated with Forbion Capital Partners (3)	5,129,270	8.2%
Entities affiliated with Versant Capital (4)	4,867,165	7.8%
Entities affiliated with Citadel GP LLC and Citadel Securities GP LLC (5)	3,967,835	6.3%
Eventide Asset Management, LLC(6)	3,405,644	5.4%
Novo Holdings A/S (7)	3,339,484	5.3%
Directors and Officers
Dr. Luca Santarelli (8)	2,576,371	4.1%
Dr. Claudia D’Augusta (9)	602,568	1.0%
Dr. Christian Meyer (10)	496,108	*
Kevin Harris (11)	332,894	*
Omar Khwaja (12)	207,144	*
Dr. Alain Bernard (13)	155,627	*
Scott Applebaum (14)	96,087	*
Dr. Thomas Woiwode (15)	21,437	*
Sandip Kapadia (16)	71,031	*
Hans Schikan (17)	96,050	*
Paul Carter (18)	18,891	*
Dr. Murray Stewart (19)	14,997	*
Wouter Joustra	—	*
All current directors and executive officers as a group (15 persons)	4,689,205	7.5%

_________________

*
Represents beneficial ownership of less than 1%.
(1)
The information shown is as of December 31, 2022 and is based upon a Schedule 13G filed on February 14, 2023. OrbiMed Capital GP V LLC (“GP V”) is the general partner of OrbiMed Private Investments V, LP. OrbiMed Capital GP VII LLC (“GP VII”) is the general partner of OrbiMed Private Investments VII, LP. OrbiMed Advisors LLC (“Advisors”) and OrbiMed Capital LLC (“Capital”) are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Advisors is the managing member of GP V and GP VII. The reporting persons hold the shares in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class. Advisors and Capital exercise investment and voting power over the shares through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares reported herein. The address of the reporting persons is 601 Lexington Avenue, 54th Floor, New York, New York 10022.
(2)
The information shown is as of December 31, 2022 and is based upon a Schedule 13G filed on February 31, 2023. CHI Advisors LLC has sole voting power with respect to these shares and may be deemed to be the beneficial owner of such shares. The address of CHI Advisors LLC is 599 Lexington Avenue, 19th Floor, New York, New York 10022.
(3)
The information shown is as of December 9, 2022 and is based upon a Schedule 13D filed on July 7, 2022, as amended and supplemented by the Amendment No. 1 filed on December 13, 2022. The Schedule 13D was jointly filed by Forbion Growth Opportunities Fund II Coöperatief U.A. (“Forbion Growth II”), Forbion Growth II Management B.V. (“Forbion Growth II Management”) and FCPM III Services B.V. (“FCPM III”). Forbion Growth II is a joint investment vehicle. FCPM III is the director of Forbion Growth II Management, which, in turn, is the director of Forbion Growth II. The address of the reporting persons is Gooimeer 2-35, 1411 DC Naarden, The Netherlands.
(4)
The information shown is as of December 31, 2022 and consists of (i) 2,982,224 ordinary shares held by Versant Vantage I, L.P. (“Versant Vantage”); (ii) 1,654,207 ordinary shares held by Versant Venture Capital V, L.P. (“Versant V”); (iii) 125,894 ordinary shares held by Versant Venture Capital V (Canada) LP (“Versant V Canada”); (iv) 55,080 ordinary shares held by Versant Ophthalmic Affiliates Fund I, L.P. (“Versant Ophthalmic”); and (v) 49,760 ordinary shares held by Versant Affiliates Fund V, L.P. (“Versant Affiliates V”). Versant Vantage, Versant V, Versant V Canada, Versant Ophthalmic and Versant Affiliates V are collectively referred to as the Versant Entities. Versant Ventures V, LLC is the general partner of each of Versant V, Versant Ophthalmic and Versant Affiliates V and has voting and dispositive control over the shares held by such entities. Versant Ventures V (Canada), L.P. is the general partner of Versant V Canada, and Versant Ventures V GP-GP (Canada), Inc. is the sole general partner of Versant Ventures V (Canada), L.P. and has voting and dispositive control over the shares held by Versant V Canada. Jerel Davis, Brad Bolzon, Tom Woiwode, William Link, Samuel Colella, Kirk Nielsen and Robin Praeger, the managing directors of Versant Ventures V, LLC and the directors of Versant Ventures V GP-GP (Canada), Inc., may be deemed to possess voting and dispositive control over the shares held by Versant V, Versant V Canada, Versant Ophthalmic and Versant Affiliates V

and may be deemed to have indirect beneficial ownership of the shares held by Versant V, Versant V Canada, Versant Ophthalmic and Versant Affiliates V but disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. Versant Vantage I GP, L.P. is the sole general partner of Versant Vantage, and Versant Vantage I GP-GP, LLC is the sole general partner of Versant Vantage I GP, L.P. and has voting and dispositive control over the shares held by Versant Vantage. Jerel Davis, Brad Bolzon, Tom Woiwode, Clare Ozawa and Robin Praeger, the managing directors of Versant Vantage I GP-GP, LLC, may be deemed to possess voting and dispositive control over the shares held by Versant Vantage and may be deemed to have indirect beneficial ownership of the shares held by Versant Vantage but disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. The address for the Versant Entities is One Sansome Street, Suite 1650, San Francisco, California 94104.
(5)
The information shown is as of December 31, 2022 and is based upon a Schedule 13G filed on February 14, 2023. The ordinary shares are owned by Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“CAH”), Citadel GP LLC (“CGP”), Citadel Securities LLC (“Citadel Securities”), Citadel Securities Group LP (“CALC4”), Citadel Securities GP LLC (“CSGP”) and Mr. Kenneth Griffin may be deemed to beneficially own the shares owned by Citadel Multi-Strategy Equities Master Fund Ltd., a Cayman Islands company (“CM”), Citadel Multi-Strategy Equities (Ireland) DAC, an Ireland designated activity company (“CSMI”), and Citadel Securities. Citadel Advisors is the portfolio manager for CM and CSMI. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. CALC4 is the non-member manager of Citadel Securities. CSGP is the general partner of CALC4. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP. The address for Mr. Griffin and these entities is Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, Florida 33131.
(6)
The information shown is as of December 31, 2022 and is based upon a Schedule 13G filed on February 14, 2023. Eventide Asset Management, LLC, a Delaware limited liability, is the beneficial owner of the ordinary shares by virtue of being the investment adviser to the Eventide Healthcare & Life Sciences Fund which is a registered investment company. The address of Eventide Asset Management, LLC is One International Place, Suite 4210, Boston, Massachusetts 02110.
(7)
The information shown is as of December 31, 2022 and is based upon a Schedule 13G filed on February 2, 2023. The ordinary shares are held directly by Novo Holdings A/S. Novo Holdings A/S has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(8)
Consists of (i) 1,543,187 ordinary shares, 51,250 of which are unvested restricted shares; and (ii) 1,033,184 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(9)
Consists of (i) 454,000 ordinary shares, 80,496 of which are unvested restricted shares; and (ii) 148,568 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(10)
Consists of (i) 354,329 ordinary shares, 61,995 of which are unvested restricted shares; and (ii) 141,779 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(11)
Consists of (i) 287,560 ordinary shares, 61,497 of which are unvested restricted shares; (ii) 40,012 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022; and (iii) 5,322 ordinary shares underlying RSUs that have vested within 60 days of December 31, 2022.
(12)
Consists of 207,144 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(13)
Consists of 155,627 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(14)
Consists of 96,087 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(15)
Consists of (i) 18,375 ordinary shares; and (ii) 3,062 ordinary shares underlying RSUs that have vested within 60 days of December 31, 2022.
(16)
Consists of (i) 68,969 ordinary shares; and (ii) 2,062 ordinary shares underlying RSUs that have vested within 60 days of December 31, 2022.
(17)
Consists of (i) 71,050 ordinary shares, of which 9,495 are unvested restricted shares; and (ii) 25,000 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(18)
Consists of 18,891 ordinary shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2022.
(19)
Consists of (i) 12,498 ordinary shares; and (ii) 2,499 ordinary shares underlying RSUs that have vested within 60 days of December 31, 2022.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, the significant changes in the percentage ownership held by our principal shareholders since inception are as a result of the dilution resulting from our initial public offering.

As of December 31, 2022, we estimate that approximately 84.0% of our outstanding ordinary shares were held in the United States by 22 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related party transactions

Since January 1, 2022, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

June 2022 Private Placement

In June 2022, we entered into a subscription and share purchase agreement (the “Purchase Agreement”) with Forbion Growth Opportunities Fund II Coöperatief U.A., represented by Forbion Growth II Management B.V. (the “Investor”), pursuant to which the Investor purchased, and the Company sold, 3,478,260 ordinary shares at a price of USD 5.75 per ordinary share, for gross proceeds of approximately USD 20 million, in a private placement transaction.

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

Related Party Transactions Policy

Related party transactions policies are generally not required by Swiss statutory law. However, Swiss corporate law and our articles of association provide for the following rules in connection with transactions with members of our board of directors and our executive committee:

•
We may enter into mandate or other agreements with the members of our board of directors regarding their compensation as directors for a fixed term or for an indefinite term. The duration and termination shall comply with the term of office and the law.
•
We may enter into employment agreements with the members of our executive committee for a fixed term or for an indefinite term. The duration of fixed term agreements may not exceed one year. A renewal of a fixed term agreement is permissible. Agreements for an indefinite term may have a termination notice period of a maximum of twelve months.
•
We may enter into non-compete agreements with members of our executive committee for the time after termination of employment. The consideration paid for such non-compete shall in total not exceed the average of the total annual compensation over the last three financial years of the respective member. Further, payments in connection with post-employment non-compete covenants that are not commercially motivated are prohibited.
•
Credits and loans to members of the board of directors and the executive committee may be granted at market conditions. The total amount of such credits and loans may not exceed CHF 5 million.

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

Under Swiss law, any dividend must be proposed by our board of directors or, to the extent permitted by, and subject to the requirements of, applicable law and our articles of association, one or several shareholders and be approved at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. We may pay dividends only if we have sufficient distributable profits (brought forward from the previous financial years and/ or for the financial year) (Bilanzgewinn) or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law or our articles of association have been deducted. Distributable reserves are generally booked either as voluntary “retained earnings” (freiwillige Gewinnreserven), as statutory “retained earnings” (gesetzliche Gewinnreserve), as statutory capital reserves (gesetzliche Kapitalreserve) or as reserves from capital contributions (Kapitaleinlagereserven). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction.

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

The Company

We are a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland. We were incorporated on May 22, 2019 with our registered office and domicile in Basel, Canton of Basel-Stadt, Switzerland. Our registered office and head office is currently located at Aeschenvorstadt 36, 4051 Basel, Switzerland.

Share Capital

As of December 31, 2022, our share capital as registered with the commercial register of the Canton of Basel-Stadt, Switzerland, or the Commercial Register, amounted to CHF 3,369,589.50, divided into 67,391,790 ordinary shares with a nominal value of CHF 0.05 each.

Changes in our Share Capital

In this section, our share capital and the number and nominal value of shares are presented as of the date of the relevant transaction, without accounting for (i) the five-to-one reverse split of our registered shares effected on April 1, 2021, or (ii) the conversion of our preferred shares into ordinary shares immediately prior to the completion of our initial public offering on April 13, 2021.

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

On April 13, 2021, all series A1 preferred shares and series A2 preferred shares were converted into ordinary shares at a one-to-one ratio and our share capital as registered in the Commercial Register on April 13, 2021 was increased by CHF 453,308.80 through the issuance of 9,066,176 ordinary shares with a nominal value of CHF 0.05 each.

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

On May 6, 2022, our share capital as registered in the Commercial Register on May 6, 2022 was increased by CHF 152,650.40 through the issuance of 3,053,008 ordinary shares with a nominal value of CHF 0.05 each.

On June 17, 2022, our share capital as registered in the Commercial Register on June 17, 2022 was increased by CHF 285,750.00 through the issuance of 5,715,000 ordinary shares with a nominal value of CHF 0.05 each.

On June 23, 2022, our share capital as registered in the Commercial Register on June 23, 2022 was increased by CHF 58,897.00 through the issuance of 1,177,940 ordinary shares with a nominal value of CHF 0.05 each.

On June 30, 2022, our share capital as registered in the Commercial Register on July 4, 2022 was increased by CHF 205,506.45 through the issuance of 4,110,129 ordinary shares with a nominal value of CHF 0.05 each.

On October 17, 2022, our share capital as registered in the Commercial Register on October 17, 2022 was increased by CHF 835,000.00 through the issuance of 16,700,000 ordinary shares with a nominal value of CHF 0.05 each.

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

On January 1, 2023, legislation that modernized certain aspects of Swiss corporate law (the Swiss corporate law reform (Aktienrechtsrevision)) entered into force. Most relevantly, the legislative reform addressed, among other topics, (i) the modernization and increased flexibility for a stock corporation’s capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, (iv) financial distress / restructuring measures and (v) certain socio-political topics (e.g., gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, entered into force on January 1, 2021). The Swiss corporate law reform is subject to certain transitional periods as provided for therein. In particular, Swiss stock corporations registered with the Commercial Register on January 1, 2023, are required to amend their articles of association and organizational regulations in line with the new legislation within a transitional period of two years, i.e., until January 1, 2025. For that purpose, we intend to propose certain amendments to our articles of association at the 2023 annual general meeting of shareholders. Certain amendments that are expected to be proposed are summarized below. An overview of all proposed amendments will be published together with the invitation to the 2023 annual general meeting of shareholders. Until such amendments have been adopted and approved by the general meeting of shareholders, our current articles of association remain in full force and effect.

Share Capital and Shares

Ordinary Capital Increase, Authorized Share Capital / Capital Range and Conditional Share Capital

Under Swiss corporate law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within six months in order to become effective. Under Swiss corporate law, in case of a subscription and increase against contributions in cash, a resolution passed by a majority of the votes represented at the general meeting of shareholders is required. In case of a subscription and increase through the conversion of equity surplus, against contributions in kind, by set-off against a claim, or the granting of special benefits, or when shareholders’ statutory pre-emptive rights are limited or withdrawn, a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the majority of the nominal value of the shares represented is required.

Furthermore, under the Swiss Code of Obligations, or the CO, our shareholders, by a resolution passed by two thirds of the votes represented at a general meeting of shareholders and the majority of the nominal value of the shares represented at such meeting, may empower the board of directors to issue shares of a specific aggregate nominal amount, in each case up to a maximum of 50% of the existing share capital as registered in the Commercial Register, in the form of:

• conditional capital (bedingtes Kapital) for the purpose of issuing shares (i) through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties in connection with bonds, notes, options warrants or other securities or contractual obligations of the Company or any of its group companies or (ii) through the issuance of rights to subscribe for new shares to members of the board of directors, members of the executive committee or employees of the Company or its group companies or third parties to subscribe for new shares; and/or

• a capital range (Kapitalband) to be utilized by the board of directors for capital increases and/or capital reductions, as applicable, subject to the articles of association, within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval. If and when adopted and approved by the general meeting of shareholders, the capital range will replace the authorized capital (genehmigtes Kapital) as currently provided for in our articles of association (see below).

Pursuant to our articles of association, any subscription and direct or indirect acquisition of new shares either in connection with or under an ordinary capital increase, authorized or conditional share capital or (if and when adopted) within a capital range and any subsequent transfer of such shares are subject to certain transfer restrictions.

Pre-emptive Rights

Pursuant to the CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for newly issued shares. With respect to conditional capital in connection with the issuance of conversion or option rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of these instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the votes represented at a general meeting of shareholders and the majority of the nominal value of the shares represented at such meeting may withdraw or limit (in case of an ordinary capital increase) or authorize our board of directors to withdraw or limit the pre-emptive rights and/or advance subscription rights in certain circumstances.

If pre-emptive rights are granted, but not exercised, our board of directors may allocate such unexercised pre-emptive rights at its discretion.

With respect to our authorized share capital, which, following the entry into force of the Swiss corporate law reform, remains in full force and effect until the earlier of (i) the introduction of a capital range by the general meeting of shareholders, (ii) its full use through the issuance of new shares, or (iii) the expiry of the authorized share capital on June 30, 2024, our board of directors is authorized by our articles of association to withdraw or limit the pre-emptive rights of existing shareholders, and to allocate them to third parties, the Company or any of its group companies if:

•
the issue price of the newly issued shares is determined by reference to the market price;
•
the newly issued shares are used for raising capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders;
•
the newly issued shares are used for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;
•
the newly issued shares are used for purposes of broadening our shareholder constituency in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges;
•
the newly issued shares are used for purposes of granting an over-allotment option or an option to purchase additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s);
•
the newly issued shares are used for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies;
•
a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 18% of the share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors; or
•
the newly issued shares are used for the defense of an actual, threatened or potential takeover offer that the board of directors, upon consultation with an independent financial advisor retained by it, has not or will not recommend to the shareholders to accept on the basis that the board of directors does not find such takeover offer to be financially fair to the shareholders or to be in the Company’s interest.

Pursuant to our articles of association, our board of directors is entitled to permit, to restrict or to exclude the trading in pre-emptive rights. The board of directors may further permit the expiration of pre-emptive rights that have not been exercised, or it may place such rights or shares as to which pre-emptive rights have been granted, but not exercised, at market conditions or may use them otherwise in the interest of the Company.

Our Authorized Share Capital

Under our articles of association, our board of directors is authorized to increase the share capital at any time, including in connection with an intended takeover, until June 30, 2024, by a maximum aggregate amount of CHF 157,218.00 through the issuance of not more than 3,144,360 ordinary shares, which would have to be fully paid-in, with a nominal value of CHF 0.05 each.

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

In accordance with the Swiss corporate law reform, we intend to propose the introduction of a capital range at the 2023 annual general meeting of shareholders, which, if and when adopted and approved by the general meeting of shareholders, will replace the authorized share capital.

Our Conditional Share Capital

Conditional Share Capital for Participation Programs

Our share capital may be increased by a maximum aggregate amount of CHF 541,332.00 through the issuance of up to 10,826,640 ordinary shares, which would have to be fully paid-in, with a nominal value of CHF 0.05 each, through the issuance of rights to subscribe for new shares to members of the board of directors, members of the executive committee, employees, contractors or consultants of the Company or one of its group companies, or other persons providing services to the Company or one of its group companies. Shares, options or subscription rights therefor shall be issued pursuant to one or more regulations to be issued by our board of directors, or to the extent delegated to it, our compensation committee, and in each case in accordance with our articles of association. Shares, options or subscription rights therefor may be issued at a price or with an exercise price lower than the market price. The pre-emptive rights and advance subscription rights of our shareholders are excluded in connection with the issuance of any shares, options or subscription rights therefor.

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

When issuing relevant financial instruments, our board of directors is authorized to limit or withdraw the advance subscription rights of shareholders to subscribe for the relevant financial instrument:

•
if the issuance is for purposes of financing or refinancing, or the payment for, the acquisition of companies, parts of a company, participations, products, intellectual property rights, licenses or investments;
•
if the issuance occurs in national or international capital markets or through a private placement;
•
following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 18% of the share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors;
•
for the defense of an actual, threatened or potential takeover offer that the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the board of directors has not found such takeover offer to be financially fair to the shareholders or to be in the Company’s interest; or
•
if the financial instruments are issued at reasonable terms and conditions, in particular if (1) the financial instruments are issued or entered into at market conditions, (2) the conversion, exchange or exercise price of the financial instruments is set with reference to, and/or subject to change based upon, the valuation of the Company’s equity and/or market conditions, and (3) the financial instruments may be converted, exchanged, exercised or triggered during a maximum period of 10 years from the date of the relevant issuance or contract conclusion.

Uncertificated Securities

Our shares are uncertificated securities (Wertrechte, within the meaning of article 973c of the CO) and, when administered by a custodian (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, or FISA), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with article 973c of the CO, we maintain a non-public register of uncertificated securities (Wertrechtebuch). We may at any time without the approval of our shareholders and at our cost convert shares issued as uncertificated securities into another form (including global certificates) or convert shares issued in one form into another form. Following the entry in the share register, a shareholder may at any time request from us a written confirmation in respect of the shares held by such shareholder. Shareholders are not entitled, however, to request the printing and delivery of certificates or the conversion of the shares in one form into another form. We may print and deliver certificates for shares at any time.

General Meeting of Shareholders

Ordinary and Extraordinary General Meetings of Shareholders

The general meeting of shareholders is our supreme corporate body. Under Swiss corporate law, ordinary and extraordinary general meetings of shareholders may be held.

An annual ordinary general meeting of shareholders must be held annually within six months after the close of a corporation’s financial year. In our case, this means on or before June 30 of any calendar year. The annual general meeting of shareholders is convened by our board of directors or, if necessary, our auditors.

Pursuant to our articles of association, an extraordinary general meeting of shareholders may be called (1) by a resolution of the board of directors or by our auditors, in each case when deemed necessary, or by our liquidators or the representatives of bondholders, if any, (2) if so resolved by a general meeting of shareholders or (3) if shareholders who hold, alone or together, ordinary shares representing at least 10% of the share capital request such general meeting of shareholders in writing, indicating the matters to be discussed and the corresponding proposals and, in case of elections, the names of the nominated candidates, including the information required for a request for inclusion of an item on the agenda as set forth below (“—Agenda Requests”). In accordance with the Swiss corporate law reform, we intend to propose an amendment to our articles of association allowing shareholders who hold, alone or together, ordinary shares representing at least 5% of the share capital or the votes to request the calling of an extraordinary general meeting of shareholders.

Further, our board of directors may convene an extraordinary general meeting of shareholders and propose financial restructuring measures falling within the powers of the general meeting of shareholders if (i) we are threatened to become illiquid or (ii), based on our annual stand-alone statutory balance sheet, half of our share capital and reserves are no longer covered by our assets.

Powers

Under Swiss corporate law, the following powers are vested exclusively in the general meeting of shareholders:

•
adoption and amendment of the articles of association, including an amendment of the purpose or the relocation of the registered office;
•
election and dismissal of the members of the board of directors, the chairperson of the board of directors, the members of the compensation committee, the independent proxy and the auditors;
•
approval of the annual management report, the annual consolidated financial statements and the annual stand-alone statutory financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends and the repayment of the statutory capital reserves, and determination of interim dividends and the approval of the interim financial statements required therefor;
•
approval of the compensation of the board of directors and of the executive committee pursuant to the articles of association;
•
granting discharge from liability to the members of the board of directors and the persons entrusted with management;
•
the delisting of the Company’s equity securities; and
•
passing of resolutions as to all matters reserved by law or under the articles of association to the general meeting of shareholders or that are submitted to the general meeting of shareholders by our board of directors subject to its non-transferable and inalienable powers and duties.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the majority of the votes represented at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.

Under Swiss corporate law or our articles of association, a resolution of the general meeting of shareholders passed by two-thirds of the votes represented at the meeting and the majority of the nominal value of the shares represented at such meeting is required for:

•
the amendment of the Company’s purpose;
•
a combination of shares (reverse share split);

•
the creation of shares with privileged voting rights;
•
the restriction on the transferability of shares and the cancellation of such a restriction;
•
the introduction of a conditional capital or the introduction of a capital range;
•
an increase in share capital through the conversion of equity surplus, against contribution in kind, by set-off against a claim, or the granting of special benefits;
•
the limitation or withdrawal of pre-emptive rights;
•
the conversion of participation certificates into shares;
•
the change of currency of the share capital;
•
the introduction of the casting vote of the acting chair in the general meeting of shareholders;
•
the delisting of the Company’s equity securities;
•
the relocation of the registered office of the Company;
•
the introduction of an arbitration clause in the articles of association;
•
the dissolution of the Company;
•
the dismissal of any member of the board of directors, of the chairperson of the board of directors or of any member of the compensation committee before the end of his or her term of office; and
•
the amendment or repeal of the registration or voting restrictions, the provision setting a maximum board size, and the provision for indemnification of the members of the board of directors and the executive committee set forth in our articles of association.

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

Notice

Pursuant to Swiss corporate law and our articles of association, general meetings of shareholders must be convened by our board of directors at least 20 calendar days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Pursuant to our articles of association, shareholders of record may also be informed by ordinary mail, by e-mail or on our website. Further, the notice of a general meeting of shareholders must include the items on the agenda, the proposals of our board of directors and the shareholder(s) who requested that a general meeting of shareholders be held or an item be included on the agenda and, in case of elections, the names of the proposed candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice.

Pursuant to Swiss corporate law and our articles of association, our annual report, the compensation report and the auditors’ reports must be made available electronically to the shareholders at least 20 calendar days prior to the annual general meeting of shareholders.

Agenda Requests

Pursuant to our articles of association, shareholders who alone or together either (1) hold shares with an aggregate nominal value of at least CHF 1,000,000 or (2) represent at least 10% of the share capital may request that an item be included on the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be made at least 45 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:

•
a brief description of the business desired to be brought before the general meeting of shareholders and the reasons for conducting such business at the general meeting of shareholders;
•
the proposals regarding the agenda item;
•
the name and address, as they appear in the share register, of the shareholder proposing such business;
•
the number of shares which are beneficially owned by such shareholder (including documentary support of such beneficial ownership);
•
the dates upon which the shareholder acquired such shares;
•
any material interest of the proposing shareholder in the proposed business;
•
a statement in support of the matter; and
•
all other information required under the applicable laws and stock exchange rules.

In accordance with the Swiss corporate law reform, we intend to propose an amendment to our articles of association allowing shareholders who hold, alone or together, ordinary shares representing at least 0.5% of the share capital or the votes to request that an item be included on the agenda or a proposal relating to an agenda item be included in the notice convening a general meeting of shareholders.

In addition, if the shareholder intends to solicit proxies from the shareholders of a company, such shareholder shall notify the company of this intent in accordance with SEC Rule 14a-4 and/or Rule 14a-8.

Shareholder Proposals

Under Swiss corporate law and our articles of association, at any general meeting of shareholders any shareholder may put proposals to the meeting related to items already on the agenda. In addition, even if the proposal is not part of any agenda item, any shareholder may propose to the meeting to convene an extraordinary general meeting of shareholders or to have a specific matter investigated by means of a special investigation where this is necessary for the proper exercise of shareholders’ rights.

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

This restriction also applies to persons or entities who hold or acquire some or all of their shares through nominees, including via Cede & Co., New York (or any successor), as the nominee of The Depository Trust Company, New York, acting in its capacity as clearing nominee. Our board of directors may, in its own discretion, register persons who declare in the registration application that they hold the shares as nominees on behalf of third-party beneficiaries in the share register as shareholders with voting rights. However, if shares are being held by a nominee for third-party beneficiaries, which control or direct (alone or together with third parties) voting rights with respect to more than 18% of the share capital registered in the Commercial Register, our articles of association provide that our board of directors may cancel the registration of the shares with voting rights held by such nominee in excess of the limit of 18%. Furthermore, our articles of association contain provisions that allow our board of directors to make the registration with voting rights of shares held by a nominee subject to conditions, limitations and reporting requirements and to impose or adjust such conditions, limitations and requirements once registered. However, any shareholders already being registered with, and/or having been allocated, more than 18% of the share capital registered in the Commercial Register prior to April 13, 2021 (if any) will remain or will be registered with voting rights for such shares. Furthermore, our board of directors may resolve not to apply, in part or in full, these restrictions or limits by way of exception for justified reasons with the majority vote of two-thirds of all its members.

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

Dividends and Other Distributions

Our board of directors may propose to the general meeting of shareholders that a dividend or other distribution be paid but cannot itself authorize the dividend or distribution. Under Swiss law and our articles of association, dividend payments and other distributions require a resolution passed by a majority of the votes represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend or distribution proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may pay dividends (including interim dividends) only if we have sufficient distributable profits (Bilanzgewinn), or distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law or the articles of association have been deducted.

Distributable reserves are generally booked either as voluntary “retained earnings” (freiwillige Gewinnreserven), as statutory “retained earnings” (gesetzliche Gewinnreserve), as statutory capital reserves (gesetzliche Kapitalreserve) or as reserves from capital contributions (Kapitaleinlagereserven). Under the CO, if our statutory retained earnings and our statutory capital reserves amount to less than 20% of our paid-in nominal share capital, then at least 5% of our annual net profit must be retained as statutory “retained earnings”. The CO permits us to accrue additional voluntary reserves within certain statutory limitations. Further, we are required to present the amount of the purchase price of own shares repurchased (whether by us or a subsidiary) as a negative item in equity, or as reserves for own shares, respectively, in our annual stand-alone statutory balance sheet, and such amount may not be used for dividends or subsequent repurchases. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e., the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Unless carried out within the capital range, such a capital reduction requires a resolution passed by a majority of the votes represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the Commercial Register. Our share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is re-established by sufficient new fully paid-in share capital. Our board of directors must give public notice of the capital reduction in the Swiss Official Gazette of Commerce and notify creditors that they may request, within 30 calendar days after such publication, security for their claims. The obligation to provide security does not apply if the Company fulfills the claims or proves that its ability to fulfill such claims is not compromised by the capital reduction. The reduction of the share capital may be implemented only after expiration of this time limit.

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

Voting rights may be exercised only after a shareholder has been entered in the share register with his or her full name, address and nationality or, in the case of legal entities, the company name and the registered office as a shareholder with voting rights. For a discussion of the restrictions applicable to the registration in the share register and the exercise of voting rights, see the section entitled “—Voting Rights”.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect our share register. Shareholders who hold, alone or together, ordinary shares representing at least 5% of the share capital or the votes may request to inspect our books and records. Subject to the safeguarding of our business secrets and other legitimate interests, our board of directors may authorize such inspection to the extent necessary to exercise shareholder rights within four months following receipt of such requests.

Special Investigation

If the shareholders’ right to information in the general meeting of shareholders or right to inspection as outlined above prove to be insufficient in the judgment of the shareholder, such shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request the competent court to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 5% of the share capital or the votes may request, within three months after the general meeting of shareholders, that the competent court appoint a special examiner. The competent court will issue such an order if the petitioner(s) can furnish prima facie evidence that our corporate bodies or any member thereof infringed the law or our articles of association and such infringements are capable of causing damages to us or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases in full or in part to the petitioner(s).

Shareholders’ Rights to Bring Actions for the Benefit of the Company

According to the CO, an individual shareholder may bring an action, in its own name and for the benefit of the Company, against the Company’s directors, officers or liquidators for the recovery of any losses we have suffered as a result of the intentional or negligent breach by such directors, officers or liquidators of their duties. The general meeting of shareholders may resolve that the Company brings such action against the Company’s directors, officers or liquidators and instruct the board of directors or a representative to do so on behalf of the Company.

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

In addition, under Swiss law, the sale of all or substantially all of our assets may be construed as a de facto dissolution of the Company, and consequently require the approval of two-thirds of the votes represented at a general meeting of shareholders and the majority of the nominal value of the shares represented at such meeting. Whether a shareholder resolution is required depends on the particular transaction, and the following circumstances are generally deemed relevant in this respect:

•
a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
•
the company’s assets, after the divestment, are not invested in accordance with the company’s business purpose set forth in its articles of association; and
•
the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.

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

Powers

Pursuant to Swiss corporate law, our board of directors has the following non-transferable and inalienable powers and duties:

•
the ultimate management of the Company and the issuance of necessary instructions;
•
the determination of the organization of the Company;
•
the structuring of the accounting system, of the financial controls and of the financial planning;
•
the appointment and dismissal of the persons entrusted with management and representation of the Company, and issuance of rules on the signature authority;

•
the ultimate supervision of the persons entrusted with management of the Company, in particular in view of compliance with the law, the articles of association, regulations and directives;
•
the preparation of the annual report and the compensation report;
•
the preparation of the general meetings of shareholders and the implementation of its resolutions;
•
the adoption of resolutions on the change of the share capital to the extent that such power is vested in the board of directors, the ascertainment of capital changes, the report on the capital increase, and the respective amendments to the articles of association (including deletions);
•
the non-transferable and inalienable powers and duties of the board of directors pursuant to the Swiss Merger Act;
•
the submission of an application for debt-restructuring moratorium and the notification of the court if liabilities exceed assets; and
•
other powers and duties reserved to the board of directors by law or the articles of association.

The board of directors may, while retaining such non-transferable and inalienable powers and duties, delegate some of its powers, in particular the executive management of the Company, in whole or in part to one or several of its members, to committees or to third parties (such as executive officers) who need not be members of the board of directors nor shareholders. Pursuant to our articles of association, details of the delegation must be set forth in the organizational regulations issued by the board of directors. The organizational regulations may also contain other procedural rules such as quorum requirements. Our board of directors has delegated the executive management of the Company to our chief executive officer.

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

Conflict of Interest; Management Transactions

Swiss law provides that all members of the board of directors and of the executive committee must inform the board of directors without delay of any conflicts of interest. In such an event, the board of directors has to take such measures as are necessary to safeguard the Company’s interests. Further, the CO requires our directors and executive officers to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive officers. This rule is generally understood to disqualify directors and executive officers from participating in decisions that directly affect them. Our directors and executive officers are personally liable to us for breaches of these obligations.

Under Swiss law, directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and in certain circumstances our creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of our shareholders, directors, executive officers or members of the advisory board (if any) or any person associated with any such person, other than payments made at arm’s length, must be repaid to the Company if such person or associated person acted in bad faith.

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

Principles of the Compensation of the Board of Directors and Executive Committee

Pursuant to Swiss corporate law, the Company is subject to certain rules related to the compensation of the members of the board of directors and of the executive committee applicable to listed Swiss corporations.

Say on pay

For listed companies, Swiss corporate law requires a “say on pay” approval mechanism for the compensation of the board of directors and the executive committee pursuant to which the shareholders must vote on the compensation of the board of directors and the executive committee on an annual basis. In accordance with these requirements, our articles of association provide that the general meeting of shareholders must, each year, approve separately the proposals of the board of directors regarding the aggregate amounts of:

a.
the maximum compensation of the board of directors until completion of the next annual general meeting of shareholders; and
b.
the maximum compensation of the executive committee for the following financial year.

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

Pursuant to our articles of association, if the maximum aggregate amount of compensation of the executive committee already approved by the general meeting of shareholders is not sufficient to also cover the compensation of one or more persons who become a member of or are being promoted within the executive committee after the general meeting of shareholders has approved the compensation of the executive committee for the relevant period, each such person may per each compensation period be paid up to 100% of the aggregate amount of maximum compensation of the executive committee last approved by the general meeting of shareholders (supplementary amount).

Swiss corporate law and our articles of association provide that if the variable compensation of the executive committee is submitted to the annual general meeting of shareholders for approval for the following financial year (i.e., prospectively), the compensation report for the relevant financial year is subsequently submitted to the annual general meeting of shareholders for an advisory vote.

Compensation principles in our articles of association

Under Swiss corporate law, we are required to define the principles for the determination of the compensation of the board of directors and the executive committee in our articles of association. According to our articles of association, the compensation of the non-executive directors consists of fixed compensation elements and may comprise further compensation elements. The compensation of executive directors and members of the executive committee comprises fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. The total compensation shall take into account the position and level of responsibility of the recipient. Compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. Our board of directors or, to the extent delegated to it, the compensation committee determines grant, vesting, exercise, restriction and/ or forfeiture conditions and periods and may provide for continuation, acceleration or removal of vesting, exercise, restriction and/or forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case for pre-determined events such as a change of control or termination of an employment or mandate agreement.

Our articles of association permit us or our subsidiaries to grant loans or credits to our directors and executive officers at market conditions whereby the total amount of such loans and credits may not exceed CHF 5,000,000.

Prohibited forms of compensation

Swiss corporate law prohibits certain types of compensation arrangements with current and former members of a listed Swiss corporation’s board of directors and executive committee and related persons. In particular, the CO prohibits severance payments in any form. Notice periods in employment agreements exceeding one year and employment agreements for a fixed term of more than one year are deemed to be prohibited severance payments. Payments in connection with post-employment non-compete covenants that exceed the average compensation for the last three financial years, that are not in line with market terms or that are not commercially motivated are prohibited. Also, compensation that is not in line with market terms in connection with the former activity as a member of the board of directors or executive committee are prohibited. Consultancy agreements are not subject to the CO’s severance pay prohibition, unless they are deemed to be disguised severance payments based on their terms. The CO also restricts certain forms of advance compensation payments. Replacement awards compensating benefits and other entitlements that executive officers forfeit from their previous employers are permissible, whereas genuine and unconditional prepayments of salary (i.e., if the contractual salary is paid in advance without being subject to conditions) and sign-on bonuses are not permitted. The CO also prohibits transaction bonuses and certain types of compensation and benefits not expressly provided for by a company’s articles of association.

Compensation disclosure

The CO requires the board of directors to prepare an annual audited compensation report disclosing the compensation directly or indirectly awarded to members of the board of directors and the executive committee (and, to the extent not in line with market standards or relating to post-contractual non-compete covenants, to former members of and parties related to these bodies) for the past financial year. The compensation awarded to the board of directors has to be disclosed both on an aggregate basis as well as individually on a named basis for each director. The compensation awarded to the executive committee has to be disclosed on an aggregate basis; in addition, the compensation of the highest paid member of the executive committee needs to be disclosed individually on a named basis. In case the company pays compensation out of the supplementary amount as described above, such compensation has to be disclosed on an aggregate basis as well as individually on a named basis. In addition, we have to disclose shares and other equity-linked positions in the Company held by members of the board of directors and of the executive committee or persons closely related to them in the notes to our annual financial statements or, as from the 2023 compensation report.

Swiss corporate law and our articles of association provide that if the variable compensation of the executive committee is submitted to the annual general meeting of shareholders for approval for the following financial year (i.e., prospectively), the compensation report for the relevant financial year is subsequently submitted to the annual general meeting of shareholders for an advisory vote.

Criminal provisions

Directors or members of the executive committee who intentionally pay or receive certain impermissible forms of compensation are subject to criminal liability (imprisonment and monetary penalty). Directors who intentionally do not comply with certain other provisions of the CO are also subject to criminal liability (imprisonment and/or a monetary penalty).

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that we have freely distributable reserves in the amount of the purchase price. Further, the aggregate nominal value of all shares held by us must not exceed 10% of our share capital. Pursuant to the CO, where shares are acquired in connection with a transfer restriction set out in our articles of association or an action for the dissolution of the Company (Auflösungsklage) the foregoing upper limit is 20%. We must present the acquired shares on our stand-alone statutory balance sheet as a negative item in our equity.

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

Transfer Agent and Registrar of Shares

Our share register is kept by Computershare Trust Company, N.A., which acts as transfer agent and registrar. The share register reflects only holders of record of our ordinary shares, usufructuaries therein and/or nominees subject to the limitations set forth in article 5 of our articles of association (see for more details the section entitled “—Voting Rights”). Swiss law does not recognize fractional share interests.

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

Kreos Loans

On March 26, 2022, we entered into a note financing agreement with Kreos Capital VI (UK) Limited, which we subsequently amended on October 12, 2022. The Amended Loan is structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, comprising two loan facilities of which EUR equivalent of USD 18.75 million is to be a convertible loan line. The remainder of the MLL, being a term loan of EUR equivalent of USD 56.25 million, is to be drawn down at the same time as the convertible loan line tranches in three tranches.

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

Jefferies Sales Agreement

At-the-Market Offering

On January 27, 2023, we entered into an Open Market Sale Agreement, or the Jefferies Sales Agreement, with Jefferies LLC, pursuant to which we may offer and sell, at our sole discretion through Jefferies LLC, our ordinary shares having an aggregate offering price of up to USD 125.0 million.

For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions” of this Annual Report.

D. Exchange controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of Switzerland.

E. Taxation

Swiss taxation

The following summary contains a description of the principal Swiss income tax consequences of the acquisition, ownership and disposition of our shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of our ordinary shares, or Shares. In particular, the summary is directed only to holders that hold our Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that actually or constructively own a participation in our share capital that qualifies for reduced taxation, persons that hold Shares as a position in a “straddle” or “conversion” transaction, or as part of a “synthetic security” or other integrated financial transaction, persons that own or are treated as owning 10% or more of our share capital by vote or value, or persons that have a “functional currency” other than Swiss franc.

This summary is based on the current tax laws of Switzerland, including the current “Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes and Income”, referred to as Treaty, the “Agreement on the Automatic Exchange of Information in Tax Matters with the European Union” and similar bilateral treaties with partner states, all of which are subject to change, possibly with retroactive effect.
Swiss federal withholding tax on dividends and similar distributions

Dividends on Shares made or paid by us out of capital contribution reserves (Reserven aus Kapitaleinlagen), distributions on Shares made or paid by us based upon a reduction of nominal value of Shares (Nennwertherabsetzung)

and purchase price for Shares bought back by us for a capital reduction booked against capital contribution reserves and nominal value of Shares are exempt from Swiss federal withholding tax. Dividends and other cash or in-kind distributions (including scrip or share dividends) on Shares made or paid by us out of profit or reserves other than capital contribution reserves and a purchase price for Shares bought back by us for a capital reduction booked against reserves other than capital contribution reserves are subject to Swiss federal withholding tax at a rate of 35%. The Swiss federal withholding tax must be withheld by us on the gross taxable amount of the dividend or distribution or the purchase price and be remitted by us to the Swiss Federal Tax Administration. Capital gains realized on the sale of Shares in the secondary market are not subject to Swiss federal withholding tax. Any Swiss federal withholding tax must be withheld by us on the gross amount of the dividend or distribution and be remitted to the Swiss Federal Tax Administration.

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

Residents of the United States

A holder of Shares who is a resident of the United States for purposes of the Treaty without taxable presence in Switzerland to which the Shares are attributable or who is a qualified U.S. pension fund and who, in each case, is the beneficial owner of the Shares and the dividend or distribution and who meets the conditions of the Treaty may apply for a full refund of the Swiss federal withholding tax in the case of qualified U.S. pension funds or in excess of the amount of the 15% treaty rate in all other cases. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms together with an instruction form may be obtained from any Swiss consulate general in the United States, the Swiss Federal Tax Administration at the address below or be downloaded from the Swiss Federal Tax Administration’s website. Four copies of the form must be duly completed, signed before a notary public of the U.S., and three of them must be sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of the Swiss federal withholding tax, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend subject to the tax became payable.

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

Net wealth and capital taxes

Shares held by Swiss resident individuals as private investments

A holder of Shares who is an individual resident in Switzerland for tax purposes and who holds the Shares as private investments is required to include the Shares in taxable assets for purposes of Swiss cantonal and communal taxable wealth taxes.

Shares held as assets of a Swiss business

A holder who holds the Shares as part of a trade or business conducted in Switzerland is required to include the Shares in taxable wealth or taxable assets, as applicable, in the relevant tax period for purposes of Swiss cantonal and communal individual wealth tax or corporate capital tax, as applicable.

Non-resident individuals and legal entities

Holders of Shares who are not resident in Switzerland for tax purposes, and who, during the respective tax year, have not engaged in a trade or business carried on through a permanent establishment situated in Switzerland for tax purposes, will not be subject to any Swiss cantonal or communal wealth tax or capital tax as a result of the holding of Shares.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax consequences relating to an investment in the ordinary shares generally will depend upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement and a partner of any such entity or arrangement should consult its tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the purchase, ownership and disposition of ordinary shares.

Persons considering an investment in ordinary shares should consult their tax advisors as to the particular tax consequences applicable to them relating to the ownership and disposition of ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

Our status as a PFIC will depend on the nature and composition of our income, and the nature, composition and value of our assets from time to time. We have not yet determined whether we expect to be a PFIC for the current taxable year, but, based on the nature of our income and the estimated value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2022. Because we may hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which may fluctuate considerably, we may be a PFIC in the current taxable year or future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that are unclear in some respects and subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The composition of our income and assets also is affected by how, and how quickly, we spend the cash we raise in any offering.

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

If we are a PFIC for any year during which a U.S. holder holds ordinary shares, we generally must continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ordinary shares. If the election is made, the U.S. holder will be deemed to sell the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC which may result in recognition of gain (but not loss) taxable under the PFIC excess distribution regime without the receipt of any corresponding cash. After the deemed sale election, the U.S. holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.

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

Each U.S. person that is a shareholder of a PFIC generally is required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the ownership and disposition of ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the ownership and disposition of ordinary shares.

Distributions

We currently do not expect to make distributions on our ordinary shares. Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. holder that receives a distribution with respect to ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. holder is not a dividend because it exceeds the U.S. holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. holder’s ordinary shares, the remainder will be taxed as capital gain. Because we do not expect to account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect all distributions to be reported to them as dividends. Distributions on ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. If any foreign withholding tax is imposed on dividends paid on ordinary shares, subject to certain complex conditions and limitations, U.S. holders may be eligible for a foreign tax credit against such U.S. holder’s federal income tax liability, or an itemized deduction in lieu of a foreign tax credit. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC with respect to the U.S. holder for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and that includes an exchange of information provision, or (b) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. We believe that the Company qualifies as a resident of Switzerland for purposes of, and are eligible for the benefits of, the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, signed October 2, 1996, as amended and currently in force, or the Treaty. We also believe that the Treaty should be treated as satisfying conditions described in clause (a) above, although there can be no assurance in this regard. Further, our ordinary shares will be listed on the Nasdaq Global Market, which is an established securities market in the United States, and we expect the ordinary shares to be readily tradable on the Nasdaq Global Market, although there can be no assurance in this regard. Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” if the Treaty is applicable, or if the ordinary shares are readily tradable on an established securities market in the United States, dividends paid on ordinary shares generally will be “qualified dividend income” in the hands of individual U.S. holders, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Each U.S. holder is urged to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

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

Information reporting and backup withholding

U.S. holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “—Passive Foreign Investment Company Consequences”, each U.S. holder that is a shareholder of a PFIC must file an annual report containing certain information.

Dividends on and proceeds from the sale or other disposition of ordinary shares may be reported to the IRS unless the U.S. holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the U.S. holder:

1.
fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or
2.
is described in certain other categories of persons.

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

THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR ANY OTHER TAXING JURISDICTION.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

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

Not applicable.

J. Annual report to security holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various financial risks such as credit risk, liquidity risk and market risk (including interest-rate and currency risk). The following sections provide an overview of the extent of the individual risks and the goals, principles and processes employed to handle these risks.

As of December 31, 2022, the Group had USD 221.4 million of cash and cash equivalents (2021: USD 102.7 million) (2020: USD 40.2 million) and outstanding borrowings of USD 10.5 million (2021: USD 0.3 million) (2020: USD 0.1 million).

Credit risk

Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss. Counterparty risk is minimized by ensuring that our cash and cash equivalents are held with a major Swiss bank, with an A- rating and a stable outlook as per Standard & Poor's.

The carrying amount of financial assets recorded in our audited consolidated financial statements represents our maximum exposure to credit risk without considering the value of any collateral obtained.

Liquidity risk

Liquidity risk management implies maintaining sufficient cash and cash equivalents to meet our short-term financial obligations. Currently our major liquidity sources are represented by shareholders and investors who systematically made up for major liquidity requirements. We monitor our net liquidity position through rolling forecasts based on expected cash flows. To ensure liquidity for the next major development stages, the Group obtained financing through share capital increases in 2022 totaling USD 179.2 million (2021: USD 154.1 million) (2020: USD 55.1 million).

Our financial liabilities include both interest- and non-interest- bearing obligations. Our interest-bearing obligations consist primarily of the outstanding balances under the Amended Loans with Kreos which have both current and non-current repayment requirements. The maturity profile of our non-interest-bearing financial liabilities is current in nature, with the exception of the non-current portion of our lease liabilities. The tables below summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

As of December 31, 2022 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total
Borrowings	839	11,716	—	—	12,555
Trade payables	1,803	—	—	—	1,803
Accrued expenses	20,037	—	—	—	20,037
Lease liabilities	137	23	—	—	160
Total financial liabilities	22,816	11,739	—	—	34,555

As of December 31, 2021 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total
Trade payables	8,595	—	—	—	8,595
Accrued expenses	8,339	—	—	—	8,339
Lease liabilities	134	158	—	—	292
Total financial liabilities	17,068	158	—	—	17,226

As of December 31, 2020 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total
Contingent consideration liabilities	20,000	—	—	—	20,000
Trade payables	9,490	—	—	—	9,490
Accrued expenses	5,247	—	—	—	5,247
Other current liabilities	110	—	—	—	110
Lease liabilities	129	4	—	—	133
Total financial liabilities	34,976	4	—	—	34,980

Interest rate risk

The outstanding balances under the Amended Loan with Kreos carry interest at a fixed rate. To the extent that market rates of interest fluctuate downwards, we are exposed to the risk of being required to pay above-market interest on our loan balances. We continuously monitor market conditions to assess our level of risk exposure and whether any risk mitigation actions, such as entering into interest rate swaps, is necessary.

Except for our short-term cash deposits, we have no other interest-bearing assets and the interest rate risk exposure associated with asset balances is therefore minimized.

Currency risk

We hold certain short-term cash deposits, which are denominated in foreign currencies (for details refer to Note 18 of our audited consolidated financial statements included elsewhere in this Annual Report), as well as trade payables in foreign currencies (for details refer to Note 22 of our consolidated financial statements included elsewhere in this Annual Report). However, because the cash balances in foreign currencies are held for settlement of expected invoices in these currencies, they are naturally hedged and we consider our related risk level to be low.

In light of the Group's foreign currency positions and assuming that all other variables remain unchanged, a change in the foreign exchange rate of USD/CHF resulting from a 5% increase/(decrease) against CHF would have an impact of USD 10.5 million/USD (11 million) on results for the year ended December 31, 2022 compared with an impact of USD 4.5 million/USD (5.0 million) as of December 31, 2021, respectively. The calculated foreign currency risk is mainly due to cash balances in U.S. dollars. As a significant portion of this cash balance will be used to pay invoices in U.S. dollars, part of the risk is naturally hedged.

During the years ended December 31, 2022, and December 31, 2021, we did not enter into any forward currency transactions.

Capital management

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

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not applicable.

B. Not applicable.

C. Not applicable.

D. Not applicable.

E. Not applicable.

Item 15. CONTROLS AND PROCEDURES

A. Disclosure controls and procedures

We maintain “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

B. Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

C. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our independent registered public accounting firm because we qualify as an “emerging growth company” as defined under the JOBS Act. For so long as we continue to qualify as an emerging growth company, our independent registered public accounting firm is not required to issue an attestation report on our internal control over financial reporting.

D. Changes in internal control over financial reporting

We disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021, the conclusion of the Chief Executive Officer and Chief Financial Officer that the Company’s disclosure controls and procedures were not effective at the reasonable assurance level as of the end of fiscal year 2021, as a result of a material weakness relating to a lack of sufficient internal accounting personnel and systems to support an efficient and structured financial statement close process and to provide for the appropriate monitoring of financial reporting matters.

During fiscal year 2022, our management has evaluated the design and operating effectiveness of its system of internal controls and has taken the following steps to remediate the identified material weakness:

•
Hired additional personnel in accounting and finance functions to ensure staffing levels are sufficient to support the effective operation of internal controls.

•
Revised the design of existing controls and implemented additional compensating controls and procedures to ensure an efficient and structured financial statement close process.

•
Documented standardized accounting and financial reporting policies and procedures to be followed during the regular course of business and during the financial statement close process.

•
Implemented process improvements to enhance management oversight of the financial statement close process and provide for the appropriate monitoring of financial reporting matters to ensure that the revised controls and additional compensating controls are operating effectively and that the Company’s documented policies and procedures are being followed properly.

During fiscal year 2022, our management tested the remedial controls related to the material weakness described above, and has concluded, through testing, that by the end of 2022, these controls were designed and operating effectively. Therefore, we have concluded that the material weakness previously identified in the Company’s internal control over financial reporting has been remediated as of December 31, 2022.

In the ordinary course of business, we review our system of internal control over financial reporting and make changes to our systems and processes to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems and automating manual processes. Except as noted above, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Sandip Kapadia is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr. Kapadia is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. See the section in this Annual Report entitled “Item 6.A. Directors and Senior Management” for a description of Mr. Kapadia’s relevant experiences.

Item 16.B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, or Code of Conduct that is applicable to all our employees, executive officers and directors. The Code of Conduct is available on our website https://ir.vectivbio.com/static-files/. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F. For the year ended December 31, 2022, we did not grant any waivers of the Code of Conduct.

Item 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young AG has served as our independent registered public accountant since 2019 and has audited our consolidated financial statements for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

The following table shows the aggregate fees for services rendered by Ernst & Young AG to us and our subsidiaries, in the fiscal years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021
	(in thousands)
Audit fees	1,219	984
Audit-related fee	—	—
Tax fees	—	—
Other fees	—	—
Total	1,219	984

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

All of the services (100%) paid to EY in 2022 have been pre-approved by the Audit Committee and in accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for professional services were approved pursuant to any waivers of the pre-approval requirement.

Item 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As described under Item 6C, between December 27, 2022 and March 23, 2023, relying on home country practice, our audit committee consisted of two independent directors instead of three independent directors as required under Nasdaq Listing Rule 5605(c)(2). Our audit committee currently consists of three independent directors. Other than above, we have not asked for, nor have we been granted, an exemption from the applicable listing standards for our audit committee.

Item 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16.F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G. CORPORATE GOVERNANCE

We are a foreign private issuer, as defined by the SEC. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. We chose to take advantage of the following limited exemptions:

•
Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
•
Exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;
•
Exemption from quorum requirements for shareholder meetings;
•
Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;
•
Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;
•
Exemption from the requirement to disclose individual compensation for directors and executive officers;
•
Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
•
Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•
Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted; and
•
Exemption from the requirement that our audit committee be composed of three directors, for the period between December 27, 2022 and March 23, 2023.

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

Item 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this item are included in this Annual Report beginning on page F-1.

Item 18. FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

Item 19. EXHIBITS

Exhibit Number	Description of Document	Schedule/Form	File Number	Exhibit	File Date
1.1	Articles of Association of the registrant, as amended	6-K	001-40316	1.2	October 18, 2022
2.1*	Description of Securities
4.1†	Amended and Restated Exclusive License Agreement by and between Ferring International Center S.A. and GlyPharma Therapeutic Inc. dated as of December 6, 2016	F-1	333-254523	10.1	March 19, 2021
4.2	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	F-1/A	333-254523	10.2	April 5, 2021
4.3†#	2019 Equity Incentive Plan and related form agreements	F-1/A	333-254523	10.3	April 5, 2021
4.4#	2019 Restricted Share Purchase Agreement	F-1/A	333-254523	10.4	April 5, 2021
4.5†#	2020 Equity Incentive Plan and related form agreements	F-1/A	333-254523	10.5	April 5, 2021
4.6#	2020 Restricted Share Purchase Agreement	F-1/A	333-254523	10.6	April 5, 2021
4.7†	Share Purchase Agreement by and among Therachon Holding AG, Therachon AG, GlyPharma Therapeutic Inc. and the several shareholders listed therein, dated as of September 30, 2018, as amended on May 9, 2019 and December 12, 2019 (and further amended pursuant to Exhibit 4.8)	F-1	333-254523	10.7	March 19, 2021
4.8†	Amendment No. 3 to Purchase Agreement by and among VectivBio Holding AG, GlyPharma Therapeutic Inc. and the several shareholders listed therein, dated as of November 25, 2021	20-F	001-40316	4.8	April 7, 2022
4.9†#	2021 Equity Incentive Plan and related form agreements	F-1/A	333-254523	10.8	April 5, 2021
4.10#	Amendment No. 1 to the 2021 Equity Incentive Plan	S-8	333-269451	4.3	January 27, 2023
4.11	2021 Employee Share Purchase Plan	F-1/A	333-254523	10.9	April 5, 2021

4.12†	Term Loan Agreement by and among VectivBio Holding AG, VectivBio AG, VectivBio US, Inc., GlyPharma Therapeutic Inc./GlyPharma Thérapeutique Inc., VectivBio Comet AG, Comet Therapeutics, Inc. and Kreos Capital VI (UK) Limited, dated as of March 26, 2022	20-F	001-40316	4.11	April 7, 2022
4.13†	Convertible Loan Agreement by and among VectivBio Holding AG, VectivBio AG, VectivBio US, Inc., GlyPharma Therapeutic Inc./GlyPharma Thérapeutique Inc., VectivBio Comet AG, Comet Therapeutics, Inc. and Kreos Capital VI (UK) Limited, dated as of March 26, 2022	20-F	001-40316	4.12	April 7, 2022
4.14†	Warrant Agreement by and between VectivBio Holding AG and Kreos Capital VI (Expert Fund) LP, dated as of March 26, 2022	20-F	001-40316	4.13	April 7, 2022
4.15†	Amendment Deed by and among VectivBio Holding AG, VectivBio AG, VectivBio US, Inc., GlyPharma Therapeutic Inc./GlyPharma Thérapeutique Inc., VectivBio Comet AG, Comet Therapeutics, Inc. and Kreos Capital VI (UK) Limited, relating to the Term Loan Agreement dated March 26, 2022 and to the Convertible Loan Agreement dated March 26, 2022, by and between VectivBio Holding AG and Kreos Capital VI (Expert Fund) LP, dated as of October 12, 2022	F-3/A	333-265546	4.5	November 10, 2022
4.16	Second Warrant Agreement by and between VectivBio Holding AG and Kreos Capital VI (Expert Fund) LP, dated as of October 12, 2022	F-3/A	333-265546	4.6	November 10, 2022
4.17†	Agreement and Plan of Merger by and among VectivBio Holding AG, Comet Merger Sub, Inc., Comet Therapeutics, Inc. and Stichting Depositary Inkef Investment Fund, As Stockholder Representative, dated as of August 30, 2021	20-F	001-40316	4.14	April 7, 2022
4.18	Subscription and Share Purchase Agreement between VectivBio Holding AG and Forbion Growth Opportunities Fund II Coöperatief U.A., represented by Forbion Growth	6-K	001-40316	10.1	June 16, 2022

II Management B.V., dated as of June 14, 2022
4.19	Open Market Sale AgreementSM between VectivBio Holding AG and Jefferies LLC, dated as of January 27, 2023	F-3	333-269450	1.2	January 27, 2023
4.20*†	Development and Commercialization Agreement by and between VectivBio AG and Asahi Kasei Pharma Corporation, dated as of March 30, 2022
8.1*	Principal Subsidiaries of the Registrant
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young AG, independent registered public accounting firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

Date: April 19, 2023

To the Shareholders and the Board of Directors of VectivBio Holding AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of VectivBio Holding AG (the Company) as of December 31, 2022, 2021 and 2020, the related consolidated statements of operations and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Board of Directors and management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AG

We have served as the Company’s auditor since 2019.

Basel, Switzerland

April 18, 2023

VectivBio Holding AG

Consolidated statements of operations and other comprehensive loss

		For the year ended December 31,
In thousands of United States dollars ("USD")	Notes	2022	2021	2020
CONSOLIDATED STATEMENTS OF OPERATIONS
Revenue from contracts with customers	7	27,341	—	—
Research and development expenses	8	(73,953)	(50,180)	(43,035)
General and administrative expenses	9	(33,912)	(36,536)	(14,226)
Operating loss		(80,524)	(86,716)	(57,261)

Financial income	10	676	—	1
Financial expense	10	(3,164)	(36)	(1,118)
Foreign exchange differences, net	10	(10,616)	(193)	(1,565)
Loss before income taxes		(93,628)	(86,945)	(59,943)
Income taxes	11	(107)	(64)	—
Net loss		(93,735)	(87,009)	(59,943)

OTHER CONSOLIDATED COMPREHENSIVE INCOME OR LOSS, NET OF INCOME TAX
Remeasurement of net pension liabilities	21	1,439	457	(858)
Total items that will not be reclassified subsequently to profit or loss		1,439	457	(858)
Exchange differences arising on translation of foreign operations		7,268	853	801
Total items that may be reclassified subsequently to profit or loss		7,268	853	801
Total other comprehensive loss, net of income tax		8,707	1,310	(57)
Total comprehensive loss		(85,028)	(85,699)	(60,000)

LOSS PER SHARE
Basic and diluted loss per share (in USD)	13	(2.12)	(3.23)	(6.24)

The accompanying notes are an integral part of these consolidated financial statements.

VectivBio Holding AG

Consolidated statements of financial position

		As of December 31,
In thousands of USD	Notes	2022	2021	2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	14	19	51	173
Goodwill	15	923	925	901
Intangible assets	15	25,230	25,122	21,758
Right-of-use assets	29	159	291	114
Financial assets		61	61	64
Total non-current assets		26,392	26,450	23,010
CURRENT ASSETS
Other current receivables	16	1,430	777	963
Other current assets	17	3,361	6,597	6,417
Cash and cash equivalents	18	221,416	102,707	40,172
Total current assets		226,207	110,081	47,552
Total assets		252,599	136,531	70,562
EQUITY AND LIABILITIES
EQUITY
Share capital	19.1	3,499	1,935	1,408
Treasury shares	19.2	(805)	(35)	(38)
Reserves		418,439	246,815	101,933
Accumulated losses		(207,765)	(132,716)	(71,065)
Total equity		213,368	115,999	32,238
NON-CURRENT LIABILITIES
Borrowings	26.2	10,302	—	—
Warrant liability	26.2	2,055	—	—
Lease liabilities	29	23	158	4
Net pension liabilities	21	2,110	3,190	3,557
Total non-current liabilities		14,490	3,348	3,561
CURRENT LIABILITIES
Contingent consideration liabilities	20	—	—	19,140
Trade payables	22	1,803	8,595	9,490
Accrued expenses	23	20,037	8,339	5,247
Deferred revenue	24	2,114	—	—
Other current liabilities	25	650	116	774
Lease liabilities	29	137	134	112
Total current liabilities		24,741	17,184	34,763
Total liabilities		39,231	20,532	38,324
Total equity and liabilities		252,599	136,531	70,562

The accompanying notes are an integral part of these consolidated financial statements.

VectivBio Holding AG

Consolidated statements of changes in equity

In thousands of USD	Share capital	Treasury shares	Capital reserves (Reserves)	Foreign exchange (FX) translation (Reserves)	Accumulated losses	Total
Balance as of January 1, 2020	492	0	24,251	228	(15,709)	9,262
Net loss	—	—	—	—	(59,943)	(59,943)
Other comprehensive income/(loss)	—	—	—	801	(858)	(57)
Total comprehensive (loss)/income	—	—	—	801	(60,801)	(60,000)
Share capital increase (Note 19.1)	650	—	54,487	—	—	55,137
Share-based payments (Note 12)	—	—	—	—	5,445	5,445
Capital distribution to shareholders on receipt of Convertible Loans (Note 26.1)	—	—	(421)	—	—	(421)
Issue of treasury shares (Note 19.2)	38	(38)	—	—	—	—
Conversion of Convertible Loans (Note 26.1)	228	—	23,920	—	—	24,148
Transaction costs due to capital increase (Note 19.1)	—	—	(1,333)	—	—	(1,333)
Balance as of December 31, 2020	1,408	(38)	100,904	1,029	(71,065)	32,238
Net loss	—	—	—	—	(87,009)	(87,009)
Other comprehensive income/(loss)	—	—	—	853	457	1,310
Total comprehensive income/(loss)	—	—	—	853	(86,552)	(85,699)
Share capital increase (Note 19.1)	486	0	153,639	—	—	154,125
Share-based payments (Note 12)	—	—	—	—	24,901	24,901
Allocation of treasury shares to employees (Note 19.2)	—	3	(151)	—	—	(148)
Transaction costs due to capital increase (Note 19.1)	—	—	(13,136)	—	—	(13,136)
Settlement of contingent consideration liabilities in shares (Note 20)	31	—	2,239	—	—	2,270
Issuance of share capital upon asset acquisition (Note 6)	10	—	1,438	—	—	1,448
Balance as of December 31, 2021	1,935	(35)	244,933	1,882	(132,716)	115,999
Net loss	—	—	—	—	(93,735)	(93,735)
Other comprehensive income/(loss)	—	—	—	7,268	1,439	8,707
Total comprehensive loss	—	—	—	7,268	(92,296)	(85,028)
Share capital increase (Note 19.1)	1,349	—	177,856	—	—	179,205
Share-based payments (Note 12)	—	—	—	—	16,768	16,768
Allocation of treasury shares to employees (Note 19.2)	—	(555)	192	—	479	116
Issue of treasury shares (Note 19.2)	215	(215)	—	—	—	—
Transaction costs due to capital increase (Note 19.1)	—	—	(13,692)	—	—	(13,692)
Balance as of December 31, 2022	3,499	(805)	409,289	9,150	(207,765)	213,368

The accompanying notes are an integral part of these consolidated financial statements.

VectivBio Holding AG

Consolidated statements of cash flows

		For the year ended December 31,
In thousands of USD	Notes	2022	2021	2020
Net loss		(93,735)	(87,009)	(59,943)
Adjustments for:
Financial income	10	(676)	—	(1)
Financial expense	10	3,164	—	1,077
Revaluation on contingent consideration liabilities	20	—	(6,870)	12,938
Depreciation and amortization expenses	14/29	239	303	270
Share-based payments	12	16,768	24,901	5,445
Group’s pension expense	21	397	215	440
Net foreign exchange differences		7,812	(290)	(832)
Changes in working capital:
–(Increase)/Decrease in other current receivables		(654)	116	(612)
–(Increase)/Decrease in other current assets		2,576	(891)	(4,885)
–Increase/(Decrease) in trade payables		(6,783)	(574)	5,594
–Increase in accrued expenses		11,709	3,256	1,990
–Increase in deferred revenue		2,114	—	—
–Increase/(Decrease) in other current liabilities		534	(713)	309
Interest received		618	—	—
Interest paid		(342)	(1)	(2)
Payment of contingent consideration liability	20	—	(4,582)	—
Cash flow used in operating activities		(56,259)	(72,139)	(38,212)

Payments for property, plant and equipment	14	(74)	(57)	(93)
Payments for financial assets		—	—	(7)
Proceeds from security deposits		—	—	31
Payment of contingent consideration liability	20	—	(5,418)	—
Acquisition of Comet platform	6	—	(1,197)	—
Cash flow used in investing activities		(74)	(6,672)	(69)

Share capital increase	19	179,205	154,125	55,137
Transaction costs due to capital increase	19	(13,692)	(12,663)	(1,333)
Proceeds from the exercise of stock options	12	121	—	—
Acquisition of treasury shares	19	(5)	—	—
Proceeds from Convertible Loans	26.1	—	—	2,931
Proceeds from Kreos Loans	26.2	9,660	—	—
Transaction costs due to Kreos Loans	26.2	(100)	—	—
Lease principal payments	29	(133)	(135)	(148)
Cash flow provided by financing activities		175,056	141,327	56,587

Net increase in cash and cash equivalents		118,723	62,516	18,306
Cash and cash equivalents at beginning of the year		102,707	40,172	19,813
Net effect of exchange rate changes on cash and cash equivalents		(14)	19	2,053
Cash and cash equivalents at end of the year	18	221,416	102,707	40,172

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Organization and business

VectivBio Holding AG (the “Company”) is a Swiss stock corporation whose registered office is at Aeschenvorstadt 36, 4051 Basel, Switzerland. The Company was incorporated on May 22, 2019, in Switzerland. It is subject to provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describes the legal requirements for corporations (“Aktiengesellschaften”).

The Company, and its four wholly owned subsidiaries, VectivBio AG, Basel (Switzerland), VectivBio Comet AG, Basel (Switzerland), GlyPharma Therapeutic Inc., Montreal (Canada), and VectivBio Inc. (USA) (collectively, the “Group”), is a global biotechnology group committed to making a difference in the lives of patients living with serious rare conditions. On July 4, 2022, the Company merged a fifth wholly owned subsidiary, Comet Therapeutics, Inc., into VectivBio Comet AG. The Group’s mission is to use scientific innovation to target the biological root causes of serious rare conditions to achieve disease modification. The Group’s lead program, Apraglutide, is a next-generation glucagon-like peptide-2 (“GLP-2”) analog for the treatment of short bowel syndrome (“SBS”) and for the treatment of patients with gastrointestinal acute versus host disease (“aGvHD”). The Group's pipeline also includes a platform of first-in-class preclinical small molecule assets known as Comet for the treatment of rare inherited metabolic diseases (“IMDs”).

On April 9, 2021, VectivBio Holding AG closed its initial public offering of 8,625,000 ordinary shares, at a public offering price of USD 17.00 per share (“Group’s IPO”). The gross proceeds from the offering were USD 146.6 million. The Company’s ordinary shares began trading on the Nasdaq Global Market under the ticker symbol “VECT”.

Prior to July 1, 2019, the Company did not operate as an independent, standalone company, but rather as a part of a larger group of companies controlled by Therachon Holding AG, or THAG.

Significant changes in the current reporting period

The financial position and performance of the Group was particularly affected by the following events and transactions during the year ended December 31, 2022:

•
On March 26, 2022, the Company entered into a note financing agreement (the “Original Loan”) with Kreos Capital VI (UK) Limited (“Kreos”). The Original Loan was structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, the master loan line (“MLL”) comprising two loan facilities of which EUR equivalent of USD 18.75 million was to be a convertible loan line, (the “Convertible Loan”). The remainder of the MLL, was a term loan of EUR equivalent of USD 56.25 million which was to be drawn down at the same time as the convertible loan line in three tranches. As additional consideration for the Original Loan, Kreos received a fee of USD 750 thousand, as well as a warrant to purchase 324,190 of the Company’s ordinary shares at a price per ordinary share equal to the volume weighted average price per share for the 30-day period ending three days prior to the signing of the Original Loan. The Company was to grant to Kreos an additional warrant to purchase ordinary shares with an aggregate value of up to a maximum of USD 1.0 million, with an exercise price per share equal to the volume weighted average price per share for the 30-day period ending three days prior to the date of the first drawdown of Loan B (Note 26.2). The warrants are exercisable for a period of seven years from the date of issuance. The Original Loan contained customary affirmative and negative covenants. The affirmative covenants included, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants included, among others, limitations on the Company’s ability to, subject to certain exceptions, incur additional debt.
•
On March 30, 2022, the Group entered into a partnering agreement (the “Agreement”) with Asahi Kasei Pharma Corporation (“AKP”). Under the Agreement, the Group has granted an exclusive license to AKP, with the right to sublicense in multiple tiers, to develop, commercialize and exploit products derived from the Group’s lead product candidate, Apraglutide, within the territory of Japan. The Group and AKP will form a joint steering committee to handle development and regulatory plans, and AKP’s activities under the agreement will be conducted in partnership with the Group. The Group retains all rights to Apraglutide not granted to AKP.
•
On June 14, 2022, the Company entered into an Underwriting Agreement with SVB Securities LLC and Piper Sandler & Co., as representatives of the several underwriters named therein, pursuant to which the Company agreed to issue and sell, in an underwritten public offering, an aggregate of 5,715,000 ordinary shares with a nominal value of CHF 0.05 per share at a public offering price of USD 5.25 per share. In addition, the Company granted the underwriters an option for 30 days to purchase up to an additional 857,250 ordinary shares with a nominal value of CHF 0.05 per share at a public offering price of USD 5.25 per share. On June 17, 2022, the Company issued from authorized share capital and sold 5,715,000 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters. On June 23, 2022, the Company issued from authorized share capital and sold additional 752,688 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters pursuant to the partial exercise of the underwriters’ previously granted option to purchase additional ordinary shares. The aggregate gross proceeds of the public offering amounted to USD 34 million, before deducting underwriting discounts and commissions and other offering expenses.

•
On June 14, 2022, the Company entered into a Subscription and Share Purchase Agreement (“Purchase Agreement”) with Forbion Growth Opportunities Fund II Coöperatief U.A., represented by Forbion Growth II Management B.V. (“Forbion”), pursuant to which Forbion agreed to purchase, and the Company agreed to sell an aggregate of 3,478,260 ordinary shares with a nominal value of CHF 0.05 per share at a price of USD 5.75 per share, for gross proceeds of USD 20 million, in a private placement. The 3,478,260 ordinary shares consisted of 425,252 ordinary shares issued from authorized share capital on June 23, 2022, and 3,053,008 treasury shares sold to Forbion on June 27, 2022.
•
On October 12, 2022, the Company entered into an amendment to the Original Loan, the Amended Loan. The total amount of borrowings available under the Amended Loan remains unchanged from the EUR equivalent of up to USD 75.0 million in borrowing capacity that was provided under the MLL in the Original Loan. The MLL, as amended, is comprised of two loan facilities, of which the EUR equivalent of USD 18.75 million is a convertible loan line, or the Amended Convertible Loan, and the EUR equivalent of USD 56.25 million is a term loan line, or the Amended Term Loan, each of which may be drawn down in two tranches, A and B. Subject to certain conditions, the Amended Loan A will be available for drawdown until May 31, 2024, and the Amended Loan B will be available for drawdown until June 30, 2024. Contemporaneously with the execution of the Amended Loan, the Company delivered to Kreos drawdown requests under the Amended Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million, or the First Compulsory Drawdown. The Company must deliver to Kreos further drawdown requests under Amended Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million by September 30, 2023, or the Second Compulsory Drawdown. The Amended Loan also contains certain early repayment fees and granted Kreos the right to receive additional warrants on prepayment of borrowings.
•
On October 13, 2022, the Company entered into an Underwriting Agreement with Jefferies LLC, SVB Securities LLC and Piper Sandler & Co., as representatives of the several underwriters named therein, pursuant to which the Company agreed to issue and sell, in an underwritten public offering, an aggregate of 16,700,000 ordinary shares with a nominal value of CHF 0.05 per share at a public offering price of USD 7.50 per share. On October 17, 2022, the Company issued from authorized share capital and sold 16,700,000 ordinary shares to the underwriters. The aggregate gross proceeds of the underwritten public offering amounted to USD 125 million, before deducting underwriting discounts and commissions and other offering expenses.

Known Trends, Events and Uncertainties

At the beginning of 2020, an outbreak of a novel strain of coronavirus, or COVID-19, emerged globally. This event significantly affected economic activity worldwide, but as of December 31, 2022, operations have not been significantly impacted by the COVID-19 pandemic.

The Group continues to monitor the impact COVID-19 may have on the clinical development of product candidates, including potential delays or modifications to ongoing and planned trials. Management cannot at this time predict the specific extent, duration or full impact that any future COVID-19 outbreak will have on the Group's financial condition and operations, including ongoing and planned clinical trials.

Additionally, the recent trends towards rising inflation may also materially adversely affect the Group's business and corresponding financial position and cashflows. Inflationary factors, such as increases in the cost of clinical trial materials and supplies, interest rates and overhead costs may adversely affect operating results. Rising interest rates also present a recent challenge impacting the U.S. economy and could make it more difficult to obtain traditional financing on acceptable terms, if at all, in the future. The general consensus among economists also suggests that a higher recession risk should be expected to continue over the next year, which, together with the foregoing, could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect the Group's operations. Furthermore, such economic conditions have produced downward pressure on share prices. Although management does not believe that inflation has had a material impact on the Group's financial position or results of operations to date, there may be increases in the near future (especially if inflation rates continue to rise) of operating costs, including labor costs and research and development costs, due to supply chain constraints, consequences associated with COVID-19 and the ongoing conflict between Russia and Ukraine, and employee availability and wage increases, which may result in additional stress on the Group's working capital resources.

2.
Summary of significant accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and comply with the Swiss law.

The consolidated financial statements have been prepared on a historical cost basis, except for the contingent consideration liabilities (Note 20), the Convertible Loans (Note 26.1), and the Amended Loan with Kreos (Note 26.2) have been measured at fair value.

The consolidated financial statements are presented in United States Dollars (“USD”) and the functional currency of the Company is Swiss Francs (“CHF”). The consolidated financial statements are presented in USD given the fact that the Company is publicly listed in the United States of America (“USA”).

Prior to the five-to-one reverse split of all issued shares effected on April 1, 2021, 44 ordinary shares, 25 series A1 preferred shares and 46 series A2 preferred shares, each with a nominal value of CHF 0.01 per share, were issued by way of conversion of equity surplus into share capital to balance fractional shares. Accordingly, all shares, share-based and per share amounts for all periods have been presented based on the adjusted number of shares, where applicable, to reflect this reverse share split and related capital increase in the consolidated financial statements.

The consolidated financial statements were approved and authorized for issuance by the board of directors of the Company on April 18, 2023.

Consolidation

The Group’s financial information for all periods presented in these consolidated financial statements is prepared on a consolidated basis, for which the consolidation policies are described below.

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

Specifically, the Group controls an investee if and only if it has:

•
Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
•
Exposure, or rights, to variable returns from its involvement with the investee, and
•
The ability to use its power over the investee to affect its returns.

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

Use of estimates in financial statement presentation

The preparation of consolidated financial statements in conformity with IFRS required management to make estimates and assumptions that affected the reported amounts of income, expenses, assets and liabilities, and the disclosures of contingent consideration liabilities, among others, at the date of the financial statements. The actual outcome may differ from the assumptions and estimates made. If such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change. The areas involving higher degrees of judgment or complexity or where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

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

Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is:

•
Expected to be realized or intended to be sold or consumed in normal operating cycle, which is 12 months,
•
Held primarily for the purpose of trading,
•
Expected to be realized within 12 months after the reporting period, or
•
Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•
It is expected to be settled in normal operating cycle, which is 12 months,
•
It is held primarily for the purpose of trading,
•
It is due to be settled within 12 months after the reporting period, or
•
There is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, respectively.

Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements of the Group are measured using the currency of the primary economic environment in which the individual companies operate (the “functional currency”). The presentation currency of the Group is USD.

Transactions and balances

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

Group companies

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

•
Office Equipment: 4 years
•
Laboratory Equipment: 4 years
•
IT Equipment: 2.5 years

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

As is common in the pharmaceutical industry, the Group generally considers an asset available for use and begins amortization related to a particular compound when regulatory and marketing approval for that compound is received. If an intangible asset is partially derecognized as a result of out-licensing a significant portion of the rights to use the intangible asset, amortization is adjusted to reflect the portion of the asset no longer reflected on the consolidated statement of financial position.

Research and development expenses

R&D costs consist primarily of remuneration and other expenses related to R&D personnel expenses, costs associated with preclinical testing and clinical trials of product candidates, expenses for R&D services under collaboration agreements, outsourced R&D expenses and depreciation and amortization expenses. Expected but not yet invoiced R&D expenses are accrued if they relate to the current financial period. These accruals are based upon estimates of costs incurred and fees that may be associated with services provided by clinical trial investigational sites and CROs and for other clinical trial-related activities. Payments under certain contracts with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. In accruing for these services, the Group estimates the time period over which services will be performed and the level of effort to be expended in each period. If possible, management obtains information regarding unbilled services directly from these service providers. However, management may be required to estimate these services based on other information available.

Research costs are expensed as incurred, as these expenses do not meet the criteria for capitalization. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•
The technical feasibility of completing the intangible asset so that the asset will be available for use or sale,
•
Its intention to complete and its ability and intention to use or sell the asset,
•
How the asset will generate future economic benefits,
•
The availability of resources to complete the asset, and
•
The ability to measure reliably the expenditure during development.

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

As of December 31, 2022, 2021 and 2020 the Group had leases of office space and car parking spaces. Refer to Note 29 for further information on the Group’s leases.

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

A financial asset is derecognized when:

•
the contractual rights to the cash flows from the asset have expired; or
•
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Deferred offering costs

Deferred offering costs consist principally of incremental legal and underwriting fees that are directly related to the Group’s IPO. Deferred offering costs capitalized as of December 31, 2020, amounted to USD 503 thousand and were included in other current assets (Note 17). As of April 2021, such costs have been offset against proceeds from the IPO upon completion. No further offering costs have been deferred nor capitalized subsequent to the completion of the IPO.

Financial liabilities

The Group’s financial liabilities include trade and other payables, contingent consideration liabilities, and loans. The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Group’s accounting policy for each category is described below:

Fair value through profit or loss (“FVTPL”)

This category comprises contingent consideration liabilities, Kreos Loans and Convertible Loans designated at FVTPL. They are recognized initially at fair value and subsequently remeasured to fair value at each reporting date with changes in the carrying value recognized in profit or loss.

Under certain circumstances, the fair value of a loan upon initial recognition may be different from the cash transaction amount. In accordance with IFRS 9, this difference between fair value and transaction amount is recognized as a gain or loss on Day 1 only if the fair value is evidenced by a quoted price in an active market for an identical asset or liability (that is, a level 1 input) or based on a valuation technique that uses only data from observable markets. In all other cases, the instrument is recognized at fair value and the difference between the fair value at initial recognition and the transaction price is deferred. The group initially nets any identified Day 1 differences within the loan liability amount presented on the balance sheet and subsequently amortizes the amount through profit and loss on a straight-line basis over the life of the loan.

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

Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•
In the principal market for the asset or liability, or
•
In the absence of a principal market, in the most advantageous market for the asset or liability.

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input that is significant to the fair value measurement as a whole:

•
Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,
•
Level 2 - Valuation techniques for which the lowest level of input that is significant to the fair value measurement is directly or indirectly observable, or
•
Level 3 - Valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

The fair values of financial assets and liabilities at the reporting date are not materially different from their reported carrying values unless specifically mentioned in the notes to the consolidated financial statements.

Employee benefits

General

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the period in which the associated services are rendered by employees of the Group.

Net pension liabilities

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

Past service costs are recognized through profit or loss on the earlier of:

•
The date of the plan amendment or curtailment, or
•
The date on which the Group recognizes related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following changes in the net defined benefit obligation as “employee expenses” (either within R&D expenses or within general and administrative expenses depending on their function) through profit or loss:

•
Service costs comprised of current service costs, past service costs, gains and losses on curtailments and non-routine settlements, and
•
Net interest expense or income.

Equity-settled share-based payments

The Group has offered equity-settled share-based payments to employees, board members, executive officers and certain external consultants providing services similar to those rendered by employees. These share-based payments are measured at the fair value of the equity instruments at the grant date.

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

Revenue recognition

The Group's revenue is derived from contracts with customers in accordance with IFRS 15, mainly from the Agreement with AKP (Note 7).

Based on IFRS 15, the Group has performed the following steps in determining the appropriate amount of revenue to be recognized as obligations are fulfilled under this agreement:

1. Identification of the promised goods or services in the contract;

2. Determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

3. Measurement of the transaction price, including the constraint on variable consideration;

4. Allocation of the transaction price to the performance obligations; and

5. Recognition of revenue when each performance obligation is satisfied.

For the licensing agreement the Company has considered a variety of factors in determining the appropriate estimates and assumptions, such as whether the elements within the agreement are distinct performance obligations, whether there are observable standalone selling prices, and whether the customer has right to use or a right to access a license. Management has evaluated each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time.

With respect to the Group's assessment of the Agreement with AKP (Note 7), management identified three performance obligations under the agreement (Note 4.2), (i) the grant of a right to use of Apraglutide intellectual property license in Japan, (ii) to conduct development services, and (iii) to provide manufacturing and supply of Apraglutide for commercial purposes.

Non-refundable up-front license fee and payments for development activities are considered fixed, while milestone payments and royalty payments are identified as variable consideration which must be further evaluated as to when the recognition criteria are met, and, therefore, may initially be excluded from the transaction price.

The Management estimates the amount of variable consideration using the most likely amount, as milestone payments typically only have two possible outcomes. The Group recognizes revenue for sales-based royalty promised in exchange for the license of intellectual property only when the subsequent sale occurs.

The Group allocates transaction price by estimating standalone selling price of performance obligations and using the residual approach when the standalone selling price of the license is highly variable or uncertain.

Accordingly, the Group will recognize revenue for the grant of a right to use of Apraglutide intellectual property license in Japan at a point in time, as it relates to the upfront payment, when the right is granted. The regulatory milestones, sales milestones and royalties are all contingent on commercial sales of Apraglutide, and therefore, will be recognized based on the exception for sales and usage-based royalties received in exchange for licenses of intellectual property.

As it relates to the development milestone payments, these will be recognized when the payments are considered certain or highly probable, since they are considered variable consideration. This will be reassessed at each reporting period and incremental payments in the form of additional milestones would be recognized if considered certain or highly probable.

In relation to the performance obligation to conduct development services, revenue would be recognized over time, considering that the research and development services are satisfied over time. The customer has access to the activities over time as development occurs, therefore, the Group will recognize revenue based on the costs incurred as this method depicts the transfer of services.

As it relates to the performance obligation of manufacturing and supply of Apraglutide for commercial purposes revenue will be recognized at a point in time when the transfer of control happens.

3.
Application of new and revised International Financial Reporting Standards

3.1 New and amended Standards and Interpretations that are mandatorily effective for the current year (2022)

For the current year, the Group has applied the following new and amended Standards and Interpretations:

•
Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use (effective from annual period beginning on January 1, 2022)
•
Amendments to IFRS 3 – Reference to the Conceptual Framework (effective from annual period beginning on January 1, 2022)

•
Annual Improvements to IFRS 9 – Financial Instruments: Clarifies which fees should be included in the 10% test for derecognition of financial liabilities (effective from annual period beginning on January 1, 2022)
•
Amendments to IAS 37 – Onerous Contracts: Costs of Fulfilling a Contract (effective from annual period beginning on January 1, 2022)
•
Amendments to IFRS 16 – Covid-19-related Rent Concessions beyond 30 June 2021 (effective from annual period beginning on January 1, 2022)

The adoption of such standards did not have a significant impact on the consolidated financial statements of the Group.

3.2
Standards and Interpretations in issue but not yet effective

As of December 31, 2022, the Group has not adopted the following Standards that have been issued but are not yet effective. They will be effective on or after the dates described below.

The Group does not expect any significant impact from the new or amended Standards and Interpretations mentioned below:

•
Amendments to IFRS 17 – Insurance Contracts: Initial application of IFRS 17 and IFRS 9: Comparative information (effective from annual period beginning on January 1, 2023)

•
Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective from annual period beginning on January 1, 2023)

•
Amendments to IAS 8 – Accounting Estimates and Errors: Definition of Accounting Estimates (effective from annual period beginning on January 1, 2023)

•
Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective from annual period beginning on January 1, 2023)
•
Amendments to IAS 1 – Presentation of Financial Statements – Classification of Liabilities as Current or Non-current (effective from annual period beginning on January 1, 2024)
•
Amendments to IFRS 16 – Leases: Lease Liability in a Sale and Leaseback (effective from annual period beginning on January 1, 2024)

None of the Standards and Interpretations mentioned above will be applied before their effective date.

4.
Summary of critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS required management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

4.1
Critical accounting judgments

Going concern

The Group has a limited operating history and has experienced net losses and significant cash used in operating activities since the inception of the Group. For the year ended December 31, 2022, the Group had a net loss of USD 93,735 thousand (2021: USD 87,009 thousand) (2020: USD 59,943 thousand) and net cash used in operating activities of USD 56,259 thousand (2021: USD 72,139 thousand) (2020 USD 38,212 thousand). Management expects the Group to continue to incur net losses and have significant cash outflows for at least the next 12 months.

The board of directors of the Company is of the opinion that, the cash position as of December 31, 2022 of USD 221,416 thousand (December 31, 2021: USD 102,707 thousand) is sufficient to continue operating through the next 12 months from the year-end and meet the Group's ongoing operating requirements, recurring expenses and required capital expenditures as they arise. In addition, the Company has borrowing capacity from the Kreos Loans of EUR equivalent of up to USD 65 million subject to certain conditions.

Refer to Note 26.2 for further information.

4.2
Key sources of estimation uncertainty

Revenue from contracts with customers

The Group has applied the following judgements that significantly affect the determination of the performance obligations under the contract with AKP:

A good or service that is promised to a customer is distinct if both of the following criteria are met: (a) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (b) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The Group determined that the performance obligations identified -(i) the grant of a right to use the Apraglutide intellectual property license in Japan, (ii) to conduct development services, and (iii) to provide manufacturing and supply of Apraglutide for commercial purposes - are each capable of being distinct.

In assessing whether each item has a standalone value to the customer, the Group considers factors such as the development, manufacturing, and commercialization capabilities of the partner and the availability of the associated expertise in the general marketplace, which indicates that the customer can benefit from each of the license, the development services, and the manufacturing and supply of Apraglutide on their own. The Group also determined that the promises to transfer the license, to provide development services, and to manufacture and supply Apraglutide are distinct within the context of the contract. The license is separately identifiable in the contract and will be granted at contract inception. The license is not an input that will be integrated with the development services or manufacturing and supply of Apraglutide. The preparation and attendance of the various steering committees is to assist in conducting clinical trials and obtaining regulatory approval of the technology but does not modify the technology itself. In addition, the license, development services, and manufacturing and supply of Apraglutide are not highly interdependent or highly interrelated, because the delivery of the license is not dependent on the services or deliveries of Apraglutide to be provided in the future, and accordingly, these promises are not interdependent or interrelated with each other.

In determining whether the license transfers to a customer either at a point in time or over time, the Group considers whether the nature of the Group’s promise in granting the license to a customer is to provide a right to access or a right to use the Group’s intellectual property. The Group assessed that it provides a right to use the license as the license exists (in terms of form and functionality) at a point in time at which it is granted.

The Group has allocated the transaction price to each performance obligation based on relative standalone selling prices.

Refer to Note 7 for further information.

Loans containing embedded derivatives

Loans containing embedded derivatives are initially recognized at the fair value at the date the contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting difference in the fair value is recognized through profit or loss. When the contract contains one or more embedded derivatives, the Group designates the entire hybrid contract at FVTPL.

Convertible Loans

On December 23, 2019, the Company issued Convertible Loans to certain shareholders, as lenders (collectively, the “Lenders”), providing for USD 20,000 thousand subordinated loans in aggregate (the “Convertible Loans”) with a maturity of two years at a stated interest rate of 4.0% per annum to be accrued on the principal amount until the Convertible Loans were converted or mature, of which USD 17,069 thousand was received in cash and recognized as a financial liability as of December 31, 2019. During January 2020, the Company received the remaining USD 2,931 thousand in cash.

Pursuant to the terms and conditions of the agreements with the Lenders, there were three triggers, as detailed below, that required the Company either to make a cash payment or mandatorily convert the Convertible Loans, based on the conversion price, into preferred shares of the Company during the instruments’ duration:

•
Change of control (cash payment);
•
Maturity (cash payment upon demand by the Lenders);
•
Qualified financing event (conversion to the same class of preferred shares as issued in such financing based on conversion price at discounted share price).

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

Refer to Note 26.1 for further information.

Kreos Loans

On October 14, 2022, the Company completed a drawdown of the Amended Loan with Kreos providing for the EUR equivalent of USD 10 million loans in aggregate, of which the EUR equivalent of USD 7.5 million is a term loan and the EUR equivalent of USD 2.5 million is a convertible loan.

The initial fair value of the Amended Term Loan was calculated using a discounted cash flow methodology.

The initial fair value of the Amended Convertible Loan was calculated as the combined value of the bond component of the loan (the debt to be repaid in normal course) and the conversion option component of the loan based on their expected discounted future cash flows and expected conversion value. The Group used judgment to estimate the applicable discount rate and the probability of conversion versus maturity and made other critical estimates including key inputs to the valuation exercise such as: fair value per Company’s ordinary share at the forward value, conversion price, volatility and the timing of conversion occurrence.

Certain of the inputs into the fair value calculations of the Amended Loan, specifically volatility and discount rate, are classified as level 3 in the fair value hierarchy due to the use of unobservable inputs.

Refer to Note 26.2 for further information.

Net pension liabilities

The retirement benefit obligation is calculated based on various financial and actuarial assumptions. The key assumptions for assessing these obligations are the discount rate, interest credit rate, mortality rate, future salary and pension increases, average retirement age and expected life expectation at regular retirement age. The calculations were performed by external actuaries and the principal assumptions used are summarized in Note 21. As of December 31, 2022, the underfunding amounted to USD 2,110 thousand (2021 USD 3,190 thousand) (2020: USD 3,557 thousand). Using other assumptions for the calculations could have led to different results.

Refer to Note 21 for further information.

Valuation of warrant derivative

Since the fair values of warrant derivatives recorded in the financial statements cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including a variation of the Black-Scholes option pricing model (Black model). The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as fair value of the Company's ordinary shares at the forward value, exercise price, volatility and duration. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

Certain of the inputs into the fair value calculations of the warrants, specifically volatility, are classified as level 3 in the fair value hierarchy due to the use of unobservable inputs.

Refer to Note 26.2 for further information.

Share-based payments

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

On March 31, 2021, the Company’s board of directors introduced a new equity incentive plan (“2021 Equity Incentive Plan) and approved an increase to the options available for grant consisting of 6,760,000 registered ordinary shares of the Company. Under the 2021 Equity Incentive Plan, share options and RSUs were granted, all of which will be equity-settled (unless otherwise determined by the Company), to certain directors, employees, including executive management, and consultants. These instruments vest over a three to four-year vesting period, subject to other vesting conditions.

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

The 2021 Equity Incentive Plan was introduced following the Group’s IPO. Therefore, the fair value of the granted instruments was estimated applying the valuation methodologies described above but using the quoted price per share of the Company as an input.

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

During the first half of 2020, the fair value of the Company’s ordinary shares was determined using the discounted cash flow method, which calculates the fair value of the underlying ordinary share on the grant date based on the discounted future cash flow projections of the Group.

Refer to Note 12 for further information.

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

In 2021, the Group recognized revaluation gains of USD 6,870 thousand (2020: losses of USD 12,938 thousand) within research and development expenses to reflect the changes in the fair value of contingent consideration liabilities during the year. With the completion of the IPO in April 2021, the second condition for payment of the contingent consideration was met and consequently, the full amount of USD 20,000 thousand (2020: USD 19,140 thousand) was paid in full in November 2021.

Refer to Note 20 for further information.

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

Refer to Note 6 for further information.

Impairment for intangible assets

The Group reviews, at least on annual basis, the recoverable amount of the cash generating units to which all of the intangible assets and goodwill described in Note 15 have been allocated. Such recoverable amount is the higher of the fair value less costs of disposal and the value in use. For the purposes of the determination of the value in use, the Group estimates the present value of the future cash flows expected, which include among other aspects:

•
Estimates and assumptions about the future cash flows that the Group expects to obtain from the cash generating units.
•
Expectations about possible variations in the amount or timing of those future cash flows.
•
The time value of money represented by the current market risk-free rate of interest.
•
The price for bearing the uncertainty inherent in the cash generating units.

•
Other factors, such as illiquidity, that market participants would reflect in pricing the expected future cash flows.

With respect to the other non-financial assets, the Group assesses their recoverable amounts if there are impairment indicators.

Refer to Note 15 for further information.

5.
Segment information

The Group has only one business segment: biopharmaceuticals. The Group is managed and operated as one business unit, which is reflected in the organizational and internal reporting structure.

The Group currently operates in Switzerland, Canada and the United States. The Group’s non-current assets not classified as a financial asset amounted to USD 26,331 thousand (2021: USD 23,601 thousand) (2020: USD 1,188 thousand), USD 0 thousand (2021: USD 0 thousand) (2020: USD 21,758 thousand) and USD 0 thousand (2021: USD 2,788 thousand) (2020: USD 0 thousand) and are located in Switzerland, Canada and in the United States, respectively.

6.
Acquisitions

On September 9, 2021, the Group acquired 100% of the issued share capital of Comet Therapeutics Inc., a pharmaceutical company based in the United States of America. This transaction has been accounted for as an asset acquisition as the optional concentration test under IFRS 3 has been met.

The purchase consideration was paid in equity and in cash at the acquisition date. Equity consideration represents the number of ordinary shares of the Company rounded down to the nearest whole number, equal to the quotient of USD 1,500 thousand divided by the Company’s weighted average of the closing sale prices for the thirty full consecutive trading days ending on and including the second business day prior to the acquisition (Note 19.1). Cash consideration paid was USD 500 thousand. The Company has measured the group of assets and liabilities acquired based on their fair value at the date of the transaction allocating the purchase consideration of the group of assets and liabilities to the individual identifiable assets and liabilities acquired on the basis of their relative fair value at the date of purchase.

Details of the purchase consideration and the net identifiable assets acquired are as follows:

As of
September 9, 2021
In thousands of USD
Product intangibles: not available for use	2,788
Cash and cash equivalents	266
Other liabilities	(142)
Net identifiable assets	2,912

Total consideration paid for asset acquisitions	As of
In thousands of USD	September 9, 2021
Fair value of common shares issued	1,448
Transaction costs	964
Cash	500
Contingent consideration (Note 20)	—
Total consideration	2,912

Cash flows from asset acquisitions

As of
In thousands of USD	September 9, 2021
Cash consideration paid	1,463
Cash in acquired company	(266)
Total consideration	1,197

Acquisition-related costs of USD 964 thousand that were directly attributable to the acquisition have been capitalized and included as cash consideration paid in the table above.

There were no acquisitions in the years ending as of December 31, 2022 and 2020.

7.
Revenue from contracts with customers

On March 30, 2022, the Group entered into the Agreement with AKP. Under the Agreement, the Group has granted an exclusive license to AKP, with the right to sublicense in multiple tiers, to develop, conduct medical affairs, conduct non-clinical, preclinical and clinical studies and trials, commercialize and exploit products derived from Apraglutide within the territory of Japan. The Group and AKP will form a joint steering committee to handle development and regulatory plans, and AKP’s activities under the agreement will be conducted in partnership with the Group. The Group retains all rights to Apraglutide not granted to AKP.

The Agreement will terminate at the later of: (a) the earlier of: (i) the date on which the product (including, the use, sale, offer for sale, importation, development, manufacturing or commercialization thereof) is no longer covered by any Group patent in Japan, and (ii) the date upon which a generic or biosimilar product is made available for commercial purchase in Japan; and (b) the date on which the last regulatory exclusivity for the product expires in Japan.

Pursuant to the terms of the Agreement, the Group received an upfront payment of JPY 3,000 million (USD 24.61 million at date of agreement) and a payment of JPY 600 million related to development activities (USD 4.92 million at date of agreement).

The Group is further eligible to receive payments of JPY 1,000 million related to development activities (USD 8.20 million at date of agreement) and to receive up to a possible total of JPY 20,000 million (USD 164.06 million at date of agreement) for various milestones as shown below:

•
Development milestones - JPY 1,000 million (USD 8.20 million at date of agreement);
•
Regulatory milestones - JPY 3,000 million (USD 24.61 million at date of agreement); and
•
Commercialization milestones - JPY 16,000 million (USD 131.25 million at date of agreement).

The Group will also receive a cost-plus manufacturing mark-up and tiered royalties of up to a mid-double-digit percentage on product sales continuing through the term of the Agreement.

With respect to the assessment of the Agreement with AKP (Note 2 and 4), management identified three performance obligations under the agreement, (i) the grant of a right to use of Apraglutide intellectual property license in Japan, (ii) to conduct development services, and (iii) to provide manufacturing and supply of Apraglutide products for commercial purposes.

The transaction price for the performance obligations related to the grant of intellectual property license in Japan and conducting development services has been determined to be JPY 23,000 million (USD 188.67 million at date of agreement) and JPY 1,600 million (USD 13.13 million at date of agreement), respectively, of which JPY 4,600 million

(USD 37.74 million at date of agreement) are certain or highly probable, representing the upfront payment of JPY 3,000 million (USD 24.61 million at date of agreement) and the payments of JPY 1,600 million related to development activities (USD 13.13 million at date of agreement).

The Group recognized an amount of revenue for the right to use of Apraglutide intellectual property license in Japan of USD 24,609 thousand and for conducting development services of USD 2,732 thousand for the year ended December 31, 2022.

Refer to Note 24 for related contract balances.

8.
Research and development expense

	For the year ended December 31,
In thousands of USD	2022	2021	2020
Employee expenses	15,245	14,374	5,398
Services expenses (i)	35,799	31,793	15,879
Material expenses (i)	16,108	3,776	3,368
Consulting expenses (ii)	6,710	6,921	5,280
Change in contingent consideration liabilities (Note 20)	—	(6,870)	12,938
Depreciation and amortization expenses	91	186	172
Total	73,953	50,180	43,035

_________________

(i)
Services expenses (inclusive of legal expenses related to the license and intellectual property ("IP")) and material expenses include services from third parties for clinical and manufacturing activities.
(ii)
Consulting expenses include services of the scientific advisory and consultants who are not directly employed by the Group.
9.
General and administrative expenses

	For the year ended December 31,
In thousands of USD	2022	2021	2020
Employee expenses	18,180	23,569	8,496
Professional services expenses (i)	11,554	9,457	3,907
Employee recruitment expenses	263	811	367
IT maintenance and support expenses	1,523	1,345	822
Capital tax and other non-income tax expenses	267	612	109
Depreciation and amortization expenses	148	117	98
Travel, office and other administrative expenses	1,977	625	427
Total	33,912	36,536	14,226

________________

(i)
Professional services expenses mainly include legal, accounting and other consulting expenses.

10.
Financial income and expense

	For the year ended December 31,
In thousands of USD	2022	2021	2020
Interest income	618	—	1
Changes in fair value of Kreos Loans (Note 26.2)	58	—	—
Financial income	676	—	1

Interest expense on lease liabilities	(2)	—	(2)
Other interest expenses and bank charges	(156)	(36)	(39)
Interest expense on Convertible Loans (Note 26.1)	—	—	(513)
Changes in fair value of Convertible Loans (Note 26.1)	—	—	(564)
Facility fee expense on Kreos Loans (Note 26.2)	(1,870)	—	—
Interest expense on Kreos Loans (Note 26.2)	(201)	—	—
Changes in fair value of Warrant liability (Note 26.2)	(935)	—	—
Financial expense	(3,164)	(36)	(1,118)

Foreign exchange differences, net	(10,616)	(193)	(1,565)

11.
Income taxes

11.1 Income tax recognized through profit or loss

The Group has presence in different countries and is therefore subject to different income and expense items that are non-taxable and/or are taxed at different rates in those tax jurisdictions, based on the pre-tax income of each subsidiary.

The following table provides a reconciliation between income tax expense recognized for the period and the tax calculated by applying the applicable tax rates on accounting loss. The income tax expense of USD 107 thousand (2021: USD 64 thousand) (2020: USD 0 thousand) relates to current income taxes.

	For the year ended December 31,
In thousands of USD	2022	2021	2020
Loss before income taxes	(93,628)	(86,945)	(59,943)
Income tax calculated at 13.04%	12,209	11,338	7,817
Unrecognized deferred tax assets during the year	(12,140)	(8,385)	(7,509)
Effect of expenses not deductible	—	(3,897)	(308)
Effect of income not taxable	38	1,008	—
Total income tax expense recognized in profit or loss	107	64	0

The expected corporate income tax rate of the Group is 13.04% and was determined using the domestic tax rate of the Company, which consists of the Swiss federal and cantonal (Basel-Stadt) statutory tax rates.

11.2 Income tax recognized in other comprehensive loss or equity

No income tax was recognized in relation to the items recognized through other comprehensive loss or equity.

The Group has an unrecognised tax benefit amounting USD 1,848 thousand as of December 31, 2022 (2021: USD 1,668 thousand) (2020: USD 234 thousand) related to transaction costs arising from recent share issuances as well as those incurred in previous periods.

11.3 Deferred tax balances

The balance comprises temporary differences attributable to the following:

	As of December 31,
In thousands of USD	2022	2021	2020
Deferred tax assets:
Tax loss carryforwards	—	7	2,986
Total deferred tax assets	—	7	2,986
Deferred tax liabilities:
Other	—	(7)	(254)
Intangible asset GlyPharma	—	—	(2,732)
Total deferred tax liabilities	—	(7)	(2,986)
Net deferred taxes assets	—	—	—

The Group has not recognized deductible temporary differences and the tax loss carryforward because the criteria for recognition (i.e. the probability of future taxable profits) were not met. The gross value of unused tax losses will expire as follows:

	As of December 31,
In thousands of USD	2022	2021	2020
Within one year	—	—	—
Later than one year and not later than five years	(18,629)	(18,664)	—
More than five years	(215,856)	(120,483)	(40,300)
Unlimited	—	(14,844)	(19,079)
Total	(234,485)	(153,991)	(59,379)

Pre-tax losses were predominantly incurred in Switzerland.

Unrecognized tax-deductible temporary differences amount to USD 9,816 thousand (2021: USD 10,919 thousand) (2020: USD 3,557 thousand).

12.
Share-based payments

As disclosed in Note 4, the Company offered to certain directors, executive officers, employees, and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans to receive restricted shares, share options, or RSUs.

12.1 Restricted shares ("RSPAs")

The Company granted restricted shares to certain directors, executive officers, employees, and external consultants for services provided to the Group. These beneficiaries received a right to purchase restricted ordinary shares for a purchase price at grant date set at the nominal value of CHF 0.05 (USD 0.05) per share. The cost of equity-settled transactions is the difference between the fair value of the restricted ordinary shares at the grant date and the acquisition price. The restricted shares under the 2019 RSPA generally vest in quarterly increments over a four-year period and restricted shares under the 2020 RSPA generally vest in monthly increments over three-year or four-year period, depending on the terms and conditions of the individual agreements. However, for certain beneficiaries, the restricted shares partially cliff-vest on the first anniversary of the grant date, with the remaining awards vesting in quarterly or monthly installments, as applicable, over a two-year to three-year period thereafter. The cost is expensed over the vesting period.

No restricted shares were granted during 2022 and 2021 (2020: 2,536,600 restricted shares were granted at an average fair value of USD 4.47 per share). Also, during 2022, 95,717 unvested restricted ordinary shares were repurchased by the Company in accordance with the terms of the restricted share purchase agreements at the nominal value of CHF 0.05 (USD 0.05) per share (Note 19.2) (2021: none were repurchased) (2020: none were repurchased).

The total expense of USD 793 thousand was recognized during 2022 (2021: USD 5,311 thousand) (2020: USD 4,495 thousand), with a corresponding credit to equity (accumulated losses).

12.2 Share options ("SOs")

The Company granted share options to certain directors, executive officers, employees, and external consultants for services provided to the Group. Share options have a contractual term of 10 years, with certain exceptions for termination of continuous service, retirement and, disability. The grant date fair value is recognized as expense over the vesting period. Share options granted under the 2019 Equity Incentive Plan generally vest in quarterly increments over a four-year period and share options granted under the 2021 and 2020 Equity Incentive Plan generally vest in monthly installments over a three or four-year period. However, for certain beneficiaries, the share options either: 1) partially cliff-vest on the first anniversary of the grant date, with the remaining awards vesting in quarterly or monthly installments, as applicable, over a two to three-year period thereafter; or 2) vest within a year from the grant date.

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

The assessed fair value at grant date of share options granted is determined using an adjusted form of the Black-Scholes model that takes into account the exercise price and expected price volatility of the underlying share. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the share option is indicative of future trends, which may not necessarily be the actual outcome. The following tables list the inputs to the model used for the three plans for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively. The weighted-average assumptions used in estimating the fair value of share options with service conditions granted in 2022, 2021 and 2020 were as follows:

	For the year ended December 31,
	2022	2021	2020
Fair value per share	5.08	11.78	4.80
Exercise price	6.96	4.90	0.05
Volatility	66.77%	65.53%	59.74%
Duration	10 years	10 years	10 years

A summary of share options activity is presented below.

	2022
	Weighted-Average exercise price (USD) per share option	Number of options
Options as of January 1, 2022	3.32	3,847,800
Granted during the year	6.96	4,092,900
Exercised during the year	4.84	(40,204)
Forfeited during the year	5.37	(207,738)
Expired during the year	5.61	(15,171)
Outstanding as of December 31, 2022	5.30	7,677,587
Vested as of December 31, 2022	3.49	2,006,333
Exercisable as of December 31, 2022	3.49	2,006,333

	2021
	Weighted-Average exercise price (USD) per share option	Number of options
Options as of January 1, 2021	0.05	1,252,900
Granted during the year	4.90	2,598,400
Expired during the year	0.05	(3,500)
Outstanding as of December 31, 2021	3.32	3,847,800
Vested as of December 31, 2021	3.31	489,715
Exercisable as of December 31, 2021	3.31	489,715

	2020
	Weighted-Average exercise price (USD) per share option	Number of options
Options as of January 1, 2020	0.05	501,000
Granted during the year	0.05	1,193,400
Replaced with restricted ordinary shares during the year	0.05	(431,000)
Forfeited during the year	0.05	(10,500)
Outstanding as of December 31, 2020	0.05	1,252,900
Vested as of December 31, 2020	0.05	29,250
Exercisable as of December 31, 2020	0.05	29,250

Share options outstanding at the end of the respective periods have the following expiry dates and exercise prices:

Grant date	Expiry date	Exercise price (USD)	Share options at December 31, 2022
August 31, 2019	August 31, 2029	0.05	46,000
October 1, 2019	October 1, 2029	0.05	10,000
February 29, 2020	February 29, 2030	0.05	6,000
September 30, 2020	September 30, 2030	0.05	1,187,400
January 31, 2021	January 31, 2031	0.05	5,000
February 28, 2021	February 28, 2031	0.05	40,000
March 31, 2021	March 31, 2031	0.05	60,000
April 30, 2021	April 30, 2031	4.80	1,677,307
May 31, 2021	May 31, 2031	4.80	428,600
June 30, 2021	June 30, 2031	11.66	40,000
September 30, 2021	September 30, 2031	7.73	160,000
September 30, 2021	September 30, 2031	4.80	40,000
December 31, 2021	December 31, 2031	4.91	40,000
January 31, 2022	January 31, 2032	4.83	130,000
February 28, 2022	February 28, 2032	5.65	1,587,680
March 31, 2022	March 31, 2032	4.71	15,000
April 30, 2022	April 30, 2032	4.50	110,000
May 31, 2022	May 31, 2032	5.84	10,000
June 30, 2022	June 30, 2032	5.40	146,600
July 31, 2022	July 31, 2032	5.68	3,000
August 31, 2022	August 31, 2032	5.37	33,000
September 30, 2022	September 30, 2032	6.00	28,000
October 31, 2022	October 31, 2032	8.64	15,000
November 30, 2022	November 30, 2032	8.26	17,000
December 31, 2022	December 31, 2032	8.67	1,842,000
Total			7,677,587
Weighted average fair value of options granted during the year (in USD)			5.08
Weighted average remaining contractual life of options outstanding at end of period (in years)			8.89

Grant date	Expiry date	Exercise price (USD)	Share options at December 31, 2021
August 31, 2019	August 31, 2029	0.05	46,000
October 1, 2019	October 1, 2029	0.05	10,000
February 29, 2020	February 29, 2030	0.05	6,000
September 30, 2020	September 30, 2030	0.05	1,187,400
January 31, 2021	January 31, 2031	0.05	5,000
February 28, 2021	February 28, 2031	0.05	40,000
March 31, 2021	March 31, 2031	0.05	60,000
April 30, 2021	April 30, 2031	4.80	1,784,800
May 31, 2021	May 31, 2031	4.80	428,600
June 30, 2021	June 30, 2031	11.66	40,000
September 30, 2021	September 30, 2031	7.73	160,000
September 30, 2021	September 30, 2031	4.80	40,000
December 31, 2021	December 31, 2031	4.91	40,000
Total			3,847,800
Weighted average fair value of options granted during the year (in USD)			11.78
Weighted average remaining contractual life of options outstanding at end of period (in years)			9.17

Grant date	Expiry date	Exercise price (USD)	Share options at December 31, 2020
August 31, 2019	August 31, 2029	0.05	49,500
October 1, 2019	October 1, 2029	0.05	10,000
February 29, 2020	February 29, 2030	0.05	6,000
September 30, 2020	September 30, 2030	0.05	1,187,400
Total			1,252,900
Weighted average fair value of options granted during the year (in USD)			4.29
Weighted average remaining contractual life of options outstanding at end of period (in years)			9.74

The share options allow for a net settlement under which the Company may withhold shares in order to settle the option holder's tax obligations.

During 2022, the Group net-settled 40,204 share options by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issuing the remaining shares on the exercise date. During 2022, 8,989 share options with the fair value of USD 77 thousand were withheld and paid to the taxation authority. No share options were exercised in 2021 and 2020.

The total expense of USD 13,980 thousand for the share options was recognized during 2022 (2021: USD 16,347 thousand) (2020: USD 823 thousand), with a corresponding credit to equity (accumulated losses).

12.3 Restricted share units ("RSUs")

The Company granted RSUs to certain directors, executive officers, employees, and external consultants for services provided to the Group, which are subject to vesting conditions and expiry clauses. RSUs granted have a service vesting condition, which is subject to the occurrence of a liquidity event for vesting to occur. Such liquidity event has been fulfilled as of April 9, 2021 and, as such the corresponding number of restricted share units have been granted according to the vesting schedules. The RSUs vest in quarterly increments over a three or four-year period. The RSUs expire on the tenth anniversary of the grant date (or where the service condition is not satisfied on the date of termination of service). RSUs grant the beneficiary the right to automatically receive one registered ordinary share of the Company upon fulfillment of the vesting conditions. The grant-date fair value is recognized as expense over the vesting period.

A summary of restricted shares unit activity is presented below.

	2022
	Restricted share units	Weighted- average grant date fair value
RSUs as of January 1, 2022	548,969	11.86
Granted during the year	—	—
Vested during the year	(222,400)	11.61
Forfeited during the year	(30,000)	15.55
RSUs as of December 31, 2022	296,569	11.50

	2021
	Restricted share units	Weighted- average grant date fair value
RSUs as of January 1, 2021	234,500	4.60
Granted during the year	486,000	15.00
Vested during the year	(115,531)	8.54
Forfeited during the year	(56,000)	15.55
RSUs as of December 31, 2021	548,969	11.86

	2020
	Restricted share units	Weighted- average grant date fair value
RSUs as of January 1, 2020	74,000	5.70
Granted during the year	210,000	4.50
Vested during the year	—	—
Forfeited during the year	(49,500)	5.70
RSUs as of December 31, 2020	234,500	4.60

The RSUs include a net settlement feature under which the Company withholds shares in order to settle the employee’s s tax obligations.

During 2022, the Group net-settled 253,907 RSUs by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issued the remaining shares on completion of the vesting period. During 2022, 69,427 RSUs with the fair value of USD 412 thousand were withheld and paid to the taxation authority (2021: 59,901 RSUs with the fair value of USD 145 thousand were withheld and paid to the taxation authority) (2020: no RSUs were net-settled).

The total expense of USD 1,995 thousand for the RSUs was recognized during 2022 (2021: USD 3,238 thousand) (2020: USD 127 thousand), with a corresponding credit to equity (accumulated losses).
13.
Loss per share

The following summarizes basic and diluted loss per share for the period:

	For the year ended December 31,
In thousands of USD, except share data	2022	2021	2020
Net loss attributable to ordinary shareholders	(93,735)	(87,009)	(59,943)
Weighted average number of ordinary shares issued and outstanding	44,126,733	26,957,258	9,599,704
Basic and diluted loss per share (in USD)	(2.12)	(3.23)	(6.24)

For the years ended December 31, 2022, 2021 and 2020, basic loss per share was calculated based on the weighted average number of ordinary shares issued and outstanding. Non-vested shares granted in connection with the share-based payments (Note 12) are excluded. Such shares are included in the weighted average number of ordinary shares as entitlement to them vests (conditional on continued employment and in the case of the RSUs, the occurrence of a liquidity event like the Company's IPO in 2021). As of December 31, 2022, the Group had 474,223 granted but not vested ordinary shares granted in connection with share-based payments (2021: 1,338,916 granted but not vested ordinary shares) (2020: 2,497,778 granted but not vested ordinary shares). As of December 31, 2022, the Group does not have RSUs not issued but vested in connection with share-based payments (2021: 31,484 RSUs not issued but vested) (2020: none), these RSUs have been included in the determination of basic and diluted loss per share.

Contingently issuable shares per terms of the anti-dilution protection granted to the Company's issued warrants, were not evaluated for their dilutive effect, as the conditions for their conversion were not met as of December 31, 2022, and thus, were not included in diluted earnings per share.

As the Group did not generate any profits for the years ended December 31, 2022 , 2021 and 2020 the effect of non-vested shares (Note 12.1), non-vested share options (Note 12.2), non-vested RSUs (Note 12.3), Amended Convertible Loan with Kreos, and warrants (Note 26.2) is anti-dilutive.

14.
Property, plant and equipment

In thousands of USD	Office Equipment	IT Equipment	Total
COST
Balance as of January 1, 2020	79	175	254
Additions	27	66	93
Retirements	—	(38)	(38)
Foreign exchange difference	8	17	25
Balance as of December 31, 2020	114	220	334
Additions	—	57	57
Retirements	—	—	—
Foreign exchange difference	(4)	(8)	(12)
Balance as of December 31, 2021	110	269	379
Additions	—	74	74
Retirements	—	—	—
Foreign exchange difference	—	3	3
Balance as of December 31, 2022	110	346	456

ACCUMULATED DEPRECIATION
Balance as of January 1, 2020	16	46	62
Retirements	—	(38)	(38)
Depreciation expense	32	92	124
Foreign exchange difference	3	10	13
Balance as of December 31, 2020	51	110	161
Retirements	—	0	0
Depreciation expense	42	127	169
Foreign exchange difference	(1)	(1)	(2)
Balance as of December 31, 2021	92	236	328
Retirements	—	—	—
Depreciation expense	11	97	108
Foreign exchange difference	—	1	1
Balance as of December 31, 2022	103	334	437

CARRYING AMOUNT
as of January 1, 2020	63	129	192
as of December 31, 2020	63	110	173
as of December 31, 2021	18	33	51
as of December 31, 2022	7	12	19

15.
Goodwill and intangible assets

		Intangible assets
In thousands of USD	Goodwill	Apraglutide	Comet platform	Total
COST
Balance as of January 1, 2020	883	21,329	—	22,212
Additions	18	429	—	447
Retirements	—	—	—	—
Foreign exchange difference	0	—	—	—
Balance as of December 31, 2020	901	21,758	0	22,659
Additions	—	—	2,788	2,788
Retirements	—	—	—	—
Foreign exchange difference	24	576	—	600
Balance as of December 31, 2021	925	22,334	2,788	26,047
Additions	—	—	—	—
Retirements	—	—	—	—
Foreign exchange difference	(2)	(34)	142	106
Balance as of December 31, 2022	923	22,300	2,930	26,153

As of December 31, 2022, the Group had intangible assets of USD 25,230 thousand (2021: USD 25,122 thousand) (2020: USD 21,758 thousand).

Intangible asset of USD 22,300 thousand relates to the acquisition value of the product in development “Apraglutide” that was acquired during the GlyPharma business combination in September 2018. The difference between the fair values of the asset acquired and liabilities assumed, and the purchase price comprises the value of expected synergies arising from the acquisition, which were recorded as goodwill.

Intangible asset (in process research and development) of USD 2,930 thousand relates to the acquisition of Comet Therapeutics Inc. in September 2021 which qualified as an asset acquisition (Note 6).

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

As of December 31, 2022, the recoverable amount of the Apraglutide CGU, was calculated using cash flow projections based on the business plan approved by management for a 15-year period, because the first year of sales was estimated to be 2026 (in both the USA and EU), and the intangible asset has a finite useful life limited by the exclusivity provided by the patent (IP or Orphan Drug protection). Management determined that specific hypotheses must be made to each period in the model depending on the date of product commercialization and the timeline for the exclusivity period by geographical region. The information below sets out the key assumptions (and growth rate ranges, if applicable) used for the cash flow projections to estimate the value in use. Management’s approach to determining the values assigned to each assumption is based on internal proprietary data and/or market data, where available.

•
Penetration rates (over 70% from the peak sales onwards) (2021: over 70%) (2020: over 70%)
•
Market share (50%-55% from the peak sales onwards) (2021: 40%-50%) (2020: 40%-50%)
•
Price of the product (CAGR of 1.9% to 3% depending on the region) (2021: 1.8% to 3%) (2020: 1.7% to 3%)
•
Probability of success (59.8% for Apraglutide and 28.4% for aGvHD) (2021: 56% for Apraglutide and 20% for aGvHD) (2020: 55,9% for Apraglutide)
•
License expiration date by market (year 2034 in the USA and year 2037 in the EU) (2021: 2034 and 2037, respectively) (2020: 2033 and 2037-2038, respectively)
•
Discount rate (15.3%) estimated based on considering cost of equity and debt (2021: 16.4%) (2020:16%).

As of December 31, 2022, the recoverable amount of the Apraglutide CGU exceeded the carrying value. The Group has determined that material changes in the key assumptions above would not cause the CGU’s carrying value to exceed its recoverable amount.

As of December 31, 2022, the recoverable amount of the Comet platform, the Group’s second CGU, was calculated using cash flow projections based on a business plan approved by management for a 17-year period because the first year of sales was estimated to be 2029 and the intangible asset has a finite useful life limited by the exclusivity provided by the patent. The significant assumptions used to estimate the value of the intangible assets included discount rates and certain other assumptions that form the basis of the forecasted results. These significant assumptions are forward looking and could be affected by future economic and market conditions. The information below sets out the key assumptions used for the cash flow projections to estimate fair value. Management’s approach to determining the values assigned to each assumption is based on internal proprietary data and/or market data, where available.

•
Penetration rates (over 25% from the peak sales onwards) (2021: over 25%)
•
Price of the product (CAGR of 2%) (2021: 2%)
•
Probability of success (12%) (2021: 6.2%)
•
Loss of exclusivity date (year 2039) (2021: 2037)
•
Discount rate (26.3%) estimated based on considering cost of equity and debt (2021: 28.7%)

As of December 31, 2022, the recoverable amount of the Comet CGU exceeded the carrying value. The Group has determined that material changes in the key assumptions above would not cause the CGU’s carrying value to exceed its recoverable amount.

16.
Other current receivables

	As of December 31,
In thousands of USD	2022	2021	2020
VAT receivables	1,056	771	943
Witholding receivables	226	—	—
Receivables from employees	—	—	20
Other receivables	148	6	—
Total	1,430	777	963

17.
Other current assets

	As of December 31,
In thousands of USD	2022	2021	2020
Prepaid expenses	3,357	6,593	5,910
Deferred offering costs	—	—	503
Current financial assets (i)	4	4	4
Total	3,361	6,597	6,417

(i)
Refer to Note 27.
18.
Cash and cash equivalents

	As of December 31,
In thousands of USD	2022	2021	2020
Bank deposits in USD	219,385	100,315	39,014
Bank deposits in EUR	494	1,474	169
Bank deposits in CHF	1,161	188	791
Bank deposits in CAD	244	730	198
Bank deposits in JPY	132	—	—
Total	221,416	102,707	40,172

19.
Share capital

	2022
	Number of issued shares	Nominal value of shares
	Ordinary shares	(in thousands of USD)
Balance as of January 1, 2022	36,635,713	1,935
Issuance of ordinary shares	30,756,077	1,564
Balance as of December 31, 2022	67,391,790	3,499

	2021
	Number of issued shares		Nominal value of shares
	Ordinary shares	Preferred shares	(in thousands of USD)
Balance as of January 1, 2021	13,042,080	13,753,612	1,408
Issuance of ordinary shares	23,593,633	(13,753,612)	527
Balance as of December 31, 2021	36,635,713	—	1,935

	2020
	Number of issued shares		Nominal value of shares
	Ordinary shares	Preferred shares	(in thousands of USD)
Balance as of January 1, 2020	9,785,080	—	492
Issuance of ordinary shares	3,257,000	—	175
Issuance of preferred shares	—	13,753,612	741
Balance as of December 31, 2020	13,042,080	13,753,612	1,408

19.1 Issued share capital

As of December 31, 2022, the issued share capital amounted to CHF 3,369,589.50 (USD 3,499 thousand) (2021: CHF 1,831,785.65 (USD 1,935 thousand)) (2020: CHF 1,339,785 (USD: 1,408 thousand), consisting of 62,739,265 issued and outstanding ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share (2021: 35,973,339 issued and outstanding ordinary shares) (2020: 12,319,805 issued and outstanding ordinary shares and 13,753,612 issued and outstanding Series A preferred shares) and 4,652,525 ordinary shares held in treasury (2021: 662,374 ordinary shares) (2020: 722,275 ordinary shares) (Note 19.2). Except for the treasury shares, all of these shares have the same voting rights.

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

During 2020, the issued share capital increased as follows:

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

During 2021, the issued share capital increased as follows:

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

On November 26, 2021 the Company issued 588,237 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share for purposes of the settlement of the third milestone payment disclosed in Note 20, resulting in an increase of nominal share capital of CHF 29,412 (USD 31 thousand), which resulted in a capital reserves increase of CHF 9,398 thousand (USD 9,969 thousand).

During 2022, the issued share capital increased as follows:

On May 6, 2022, the Company issued 3,053,008 ordinary shares with a nominal value of CHF 0.05 per share from authorized share capital to be held in treasury for purposes of one or several placements with investors or acquisitions, resulting in an increase of nominal share capital of CHF 152,650.4 (USD 156 thousand)

On June 17, 2022, the Company issued from authorized share capital and sold 5,715,000 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters, resulting in an increase of nominal share capital of CHF 285,750 (USD 294 thousand), which resulted in a capital reserves increase of CHF 28,882 thousand (USD 29,710 thousand). On June 23, 2022, the Company issued from authorized share capital and sold additional 752,688 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters pursuant to the partial exercise of the underwriters’ previously granted option to purchase additional ordinary shares, resulting in an increase of nominal share capital of CHF 37,634.4 (USD 39 thousand), which resulted in a capital reserves increase of CHF 3,748 thousand (USD 3,912 thousand).

Also, during June 2022, Forbion purchased an aggregate of 3,478,260 ordinary shares with a nominal value of CHF 0.05 per share at a price of USD 5.75 per share, in a private placement. The 3,478,260 ordinary shares consisted of 425,252 ordinary shares issued from authorized share capital on June 23, 2022 and 3,053,008 treasury shares sold to Forbion on June 27, 2022, resulting in an increase of nominal share capital of CHF 22,262.6 (USD 22 thousand), which resulted in a capital reserves increase of CHF 18,956 thousand (USD 19,822 thousand).

On June 30, 2022, the board of directors of the Company resolved to issue 4,110,129 ordinary shares with a nominal value of CHF 0.05 per share from authorized share capital to be held in treasury for purposes of one or several placements with investors or acquisitions, resulting in an increase of nominal share capital of CHF 205,506.45 (USD 215 thousand). The capital increase was entered in the commercial register on July 4, 2022.

On October 17, 2022, the Company issued from authorized share capital and sold 16,700,000 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters, resulting in an increase of nominal share capital of CHF 835,000 (USD 838 thousand), which resulted in a capital reserves increase of CHF 123,988 thousand (USD 124,412 thousand).

As a result of these transactions, the Company has incurred transaction costs amounting to a total of USD 13,692 thousand as of December 31, 2022 (2021: USD 13,136 thousand) (2020: USD 1,333 thousand). The transaction costs arising from recent share issuances as well as those incurred in previous periods have been accounted for as a reduction of equity, net of any related income tax benefit.

19.2 Treasury shares

Treasury shares are shares of the Company that are held by the Group mainly for the purpose of issuing shares under the Group’s equity-settled share-based payment plans for its employees and placements with investors or acquisitions.

	Number of shares	Nominal value (in thousands of USD)
Balance as of January 1, 2020	(1,875)	—
Employee share-based payment issue	1,875	—
Shares issued but not granted	(722,275)	(38)
Balance as of December 31, 2020	(722,275)	(38)
Shares allocated for RSUs net settlement (Note 12.3)	59,901	3
Balance as of December 31, 2021	(662,374)	(35)
Restricted ordinary shares repurchased (Note 12.1)	(95,717)	(5)
Shares allocated for SOs exercise (Note 12.2)	40,204	6
Shares withheld for SOs exercise (Note 12.2)	(8,989)	(77)
Shares allocated for RSUs settlement (Note 12.3)	253,907	78
Shares withheld for RSUs settlement (Note 12.3)	(69,427)	(557)
Shares issued	(4,110,129)	(215)
Balance as of December 31, 2022	(4,652,525)	(805)

19.3 Authorized share capital

Under the Swiss Code of Obligations, the shareholders may empower the board of directors, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the majority of the nominal amount of the shares represented, to issue shares up to a specific aggregate nominal amount, which may not exceed a maximum of 50% of the share capital, in the form of a capital range to be utilized by the board of directors within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval.

As of December 31, 2022, the authorized share capital amounted to CHF 157,218 (USD 170 thousand) (2021: CHF 793,700 (USD 733 thousand)) (2020: CHF 669,892 (USD 752 thousand)), consisting of 3,144,360 ordinary shares (2021: 15,874,000 ordinary shares) (2020: 1,060,000 ordinary shares and 12,337,835 preferred shares), with a nominal value of CHF 0.05 (USD 0.05) per share.

19.4 Conditional share capital

Furthermore, under Swiss law, the general meeting of shareholders may resolve a conditional capital increase by stipulating in the articles of association that creditors of bonds and similar debt instruments issued by the Company or its group companies and employees will be granted rights to subscribe to new shares (conversion or option rights). The share capital automatically increases whenever and to the extent that such conversion or option rights are exercised, and the contribution obligations are discharged by set-off or payment.

As of December 31, 2022, the conditional share capital amounted to CHF 992 thousand (USD 1,073 thousand) (2021: CHF 832 thousand (USD 973 thousand)) (2020: CHF 367 thousand (USD 412 thousand)), consisting of 19,844,360 ordinary shares (2021: 16,647,845 ordinary shares) (2020: 7,339,112 ordinary shares) with a nominal value of CHF 0.05 (USD 0.05) per share.

20.
Contingent consideration liabilities

Contingent consideration liabilities relate to the contingent milestone payments in relation to the acquisition of GlyPharma in September 2018 by the Parent Group. Each of the three milestone payments was probability weighted for valuation purposes based upon the probability of success. The milestone payments were discounted to present value using a discount rate of 6% per annum. The conditions for payment of the first two milestone payments were met prior to the Spin-Off.

On November 25, 2021, an agreement was reached between the Group and GlyPharma shareholders, so that the third milestone amounting USD 20,000 thousand would be paid USD 10,000 thousand in cash and USD 10,000 thousand would be paid in the form of additional milestone shares (by way of set-off) at a price per share equal to USD 17.00, which was the opening trading price of the IPO. The difference between the price per share and the fair value of the additional milestone shares at the date of the agreement was recognized in the consolidated income statement within research and development expenses for an amount of USD 7,730 thousand.

As of December 31, 2021, contingent consideration liabilities had been paid in full (2020: USD 19,140 thousand). Related to the final milestone payment the probability of occurrence was 100% as of December 31, 2020.

In thousands of USD	2021
Beginning contingent consideration liabilities as of January 1	19,140
Payment by the Parent Group on behalf of the Apraglutide Business	—
Changes in fair value during the period	(6,870)
Foreign exchange impact	—
Cash payment	(10,000)
Payment in shares	(2,270)
Ending contingent consideration liabilities as of December 31	—

The key assumption in calculating the fair value of the contingent consideration liabilities was the probability of occurrence of the remaining milestone payment. As of December 31, 2020, the probability of occurrence of the remaining milestone payment was assessed to be 100%.

21.
Defined benefit plans

The Group operates defined benefit pension plans in Switzerland and Belgium under broadly similar regulatory frameworks. All the plans are pension plans, which provide benefits to members in the form of a guaranteed minimum level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary throughout the period.

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

Background on the Group Belgian Pension Plan

In Belgium, a minimum investment return has to be guaranteed on employer contributions. Belgian social legislation prescribes a minimum return to be guaranteed by the employer on the contributions paid (annual rate of 1.75% as from 1/1/2016). Therefore, there is a possibility that additional payments would be requested by the employer to make good of a potential deficit. Under IAS 19, these kinds of plans are therefore considered as Defined Benefit plans.

For both plans, no curtailment or settlement occurred during the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out as of December 31, 2022, by an independent third party. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit method.

The amounts recognized through profit or loss as employee benefits expense either within research and development expenses or within general and administrative expenses, depending on their function with respect to the defined benefit plans, are as follows:

	For the year ended December 31,
In thousands of USD	2022	2021	2020
Current service cost	1,367	893	808
Interest cost	44	17	19
Expected return on plan assets	(35)	(12)	(13)
Administration costs	4	4	3
Expense recognized in profit or loss	1,380	902	817

The amounts recognized in OCI with respect to the defined benefit plans are as follows:

	For the year ended December 31,
In thousands of USD	2022	2021	2020
Remeasurement (gain)/loss on defined benefit obligation
Actuarial (gains)/losses arising from plan experience	1,063	1,082	554
Actuarial (gains)/losses arising from demographic assumption	—	(650)	—
Actuarial (gains)/losses arising from financial assumptions	(4,272)	(376)	301
Return on plan assets excl. interest income	1,770	(513)	3
Expense recognized in other comprehensive income	(1,439)	(457)	858

The amount included in the consolidated statements of financial position arising from the Group’s obligation in respect to its defined benefit plan is as follows:

	As of December 31,
In thousands of USD	2022	2021	2020
Present value of defined benefit obligation	16,215	14,766	11,848
Fair value of plan assets	(14,105)	(11,576)	(8,291)
Net liability arising from defined benefit obligation	2,110	3,190	3,557

Movements in the present value of the defined benefit obligation in the reporting period were as follows:

In thousands of USD	2022	2021	2020
Beginning defined benefit obligation as of January 1	14,766	11,848	5,841
Current service cost	1,307	893	808
Interest expense on defined benefit obligation	44	17	19
Contributions paid by employees	878	612	378
Benefits (paid)/deposited	2,371	1,783	3,050
Remeasurement (gain)/loss on defined benefit obligation	(3,107)	57	854
Other	(58)	(18)	—
Foreign currency exchange (gains)/losses	14	(426)	898
Ending defined benefit obligation as of December 31	16,215	14,766	11,848

Movements in the present value of the plan assets in the reporting period were as follows:

In thousands of USD	2022	2021	2020
Beginning fair value of plan assets as of January 1	11,576	8,291	3,858
Return on plan assets excluding interest income	35	12	13
Contributions paid by employer	978	688	378
Contributions paid by employees	884	610	378
Benefits (paid)/deposited	2,371	1,783	3,049
Actuarial gain/(loss) on plan assets	(1,770)	513	(3)
Administration expense	(4)	(4)	(3)
Other	(11)	(18)	—
Foreign currency exchange gains/(losses)	46	(299)	621
Ending fair value of plan assets as of December 31	14,105	11,576	8,291

As of December 31, 2022, there was an unrecognized asset of USD 159 thousand arising from a surplus of plan assets in the defined benefit plan of some employees.

The allocation of the assets of the different asset classes corresponds to:

In thousands of USD	2022	2021	2020
Cash	0.8%	1.1%	1.8%
Bonds	62.1%	61.0%	60.0%
Equities	24.2%	24.9%	25.5%
Properties	10.1%	10.0%	10.0%
Other	2.8%	3.0%	2.7%
Total	100.0%	100.0%	100.0%

Principal assumptions used for the purposes of the actuarial valuations were as follows:

	For the year ended December 31,
	2022	2021	2020
Discount rate	2.25%	0.30%	0.15%
Interest credit rate	2.00%	1.00%	1.00%
Expected rate of salary increase	2.25%	2.00%	2.00%
Expected rate of pension increase	—	—	0.50%
Mortality rate	BVG 2020 GT	BVG 2020 GT	BVG 2015 GT

The following sensitivity analyses - based on the principal assumptions - have been performed based on reasonably possible changes to the assumptions occurring at the end of the reporting period:

If the discount rate would increase/(decrease) by 25 basis points, the defined benefit obligation would decrease by USD 550 thousand (increase by USD 583 thousand) (2021: decrease by USD 602 thousand (increase by USD 643 thousand)) (2020: decrease by USD 528 thousand (increase by USD 567 thousand)) if all other assumptions were held constant.

If the expected salary growth would increase (decrease) by 25 basis points, the defined benefit obligation would increase by USD 79 thousand (decrease by USD 78 thousand) (2021: increase by USD 76 thousand (decrease by USD 75 thousand)) (2020: increase by USD 75 thousand (decrease by USD 73 thousand)) if all other assumptions were held constant.

If the expected pension growth would increase by 25 basis points, the defined benefit obligation would increase by USD 274 thousand (2021: increase by USD 330 thousand) (2020: increase by USD 286 thousand) if all other assumptions were held constant.

No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on these financial statements.

The weighted-average duration of the defined benefit obligation at the end of the reporting period is 14.6 years (2021: 16.7 years) (2020: 18.3 years).

The Group expects to make further contributions of USD 995 thousand to the defined benefit plan during 2023.
22.
Trade payables

	As of December 31,
In thousands of USD	2022	2021	2020
in CHF	969	2,623	433
in USD	408	1,728	749
in EUR	416	3,981	8,260
in CAD	—	4	10
in GBP	10	259	38
Total	1,803	8,595	9,490

23.
Accrued expenses

	As of December 31,
In thousands of USD	2022	2021	2020
Related to research and development expenses	10,678	3,637	1,991
Related to other professional services	3,204	1,546	1,110
Related to employee benefits	4,161	2,901	1,950
Related to taxes and fees	1,994	255	196
Total	20,037	8,339	5,247

24.
Contract balances

Contract liabilities amounting USD 2,114 thousand (2021: USD 0 thousand) (2020: USD 0 thousand) represent prepayments received for development services which are yet to be rendered. They are presented as deferred revenue in the consolidated statements of financial position.

25.
Other current liabilities

	As of December 31,
In thousands of USD	2022	2021	2020
Payables in relation to social contributions	435	22	452
Tax withholding payables	215	94	212
Payables due to management and employees	—	—	—
Other current payables (i)	—	—	110
Total	650	116	774

__________________

(i)
These other current liabilities qualify as financial instruments. Refer to Note 27.
26.
Financial liabilities

26.1 Convertible Loans

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

Pursuant to the terms and conditions of the agreements with the Lenders, there were three triggers, as detailed below, that would require the Company either to make a cash payment or mandatorily convert the loans, based on the conversion price, into preferred shares of the Company during the instruments’ duration:

•
Change of control (“CoC”) (cash payment);
•
Maturity (cash payment upon demand by the Lenders);
•
Qualified Financing event (conversion to the same class of preferred shares as issued in such financing based on conversion price at discounted share price).

Based on the nature of the conversion features, as summarized below, the Convertible loans contained two embedded derivatives, one related to the CoC event and the other related to the Qualified Financing event:

•
CoC event: if a CoC event takes place before the conversion or repayment of the Convertible loan, the Lender would receive the outstanding balance multiplied by a CoC multiple (which depends on the CoC purchase price and varies between 1.5 and 2.5) plus the accrued but unpaid interest on the loan.
•
Qualified Financing event: Conversion price would be calculated by using 85% of the Company’s share price as at the Qualified Financing date if such conversion occurred prior to September 23, 2020, or 80% of the share price if the conversion occurred after that date. Conversion was mandatory if a Qualified Financing event took place. “Qualified Financing” meant that the Company would have sold preferred shares with the purpose of raising capital for aggregate gross proceeds of at least USD 10,000 thousand.

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

26.2 Kreos Loans

On March 26, 2022, the Company entered into a note financing agreement (the “Original Loan”) with Kreos Capital VI (UK) Limited (“Kreos”).

The debt facility was structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity under a master loan line (“MLL”). The MLL was comprised of two loan facilities, of which the EUR equivalent of USD 18.75 million was a convertible loan line, (the “Original Convertible Loan”) and the EUR equivalent of USD

56.25 million was a term loan line (the “ Original Term Loan”), each of which could be drawn down in three tranches as follows:

Loan A1: Convertible Loan – EUR equivalent of USD 7.5 million

Term Loan – EUR equivalent of USD 22.5 million

Loan A2: Convertible Loan – EUR equivalent of USD 5.0 million

Term Loan – EUR equivalent of USD 15.0 million

Loan B: Convertible Loan – EUR equivalent of USD 6.25 million

Term Loan – EUR equivalent of USD 18.75 million

The tranches of the Original Convertible Loan and the Original Term Loan under Loan A1 and Loan A2 were available for drawdown until September 30, 2022.

The Company was obligated to draw down the first portion of Loan A1 and Loan A2 in an amount of at least the EUR equivalent of USD 10.0 million by September 30, 2022, with the EUR equivalent of USD 2.5 million comprising the Original Convertible Loan portion (the “Minimum Convertible Note”).

The tranches of the Original Convertible Loan and the Original Term Loan under Loan B were to be available for drawdown until December 31, 2022, subject to certain conditions.

The availability of any funds under a drawdown of Loan A1, Loan A2 or Loan B was conditional upon the Group having a debt-to-market capitalization ratio (where debt includes the amount of the proposed drawdown) equal to or less than 25% at the time of each drawdown, among other conditions.

The availability of any funds under a drawdown of Loan B was conditional upon the Group (i) raising USD 80 million in new equity and/or subordinated convertible debt, or other non-dilutive funds, and (ii) releasing interim data for the Phase 2 STARS Nutrition study that supports continuation of such study, among other conditions.

The Original Convertible Loan and the Original Term Loan had an interest-only repayment period until March 31, 2023, which could be extended in two extensions to June 30, 2024, at the latest, if certain conditions were met. Payments would then be composed of both interest and principal until both loans were paid off, with an end date ranging from March 31, 2025 to June 30, 2026, if the interest-only period had been extended to June 30, 2024.

In connection with both the Original Convertible Loan and the Original Term Loan, the Company and each of its subsidiaries entered into pledge agreements in respect of the Group’s worldwide intellectual property in favor of Kreos as pledgee (excluding intellectual property in respect of Apraglutide granted, issued, or pending in Japan).

VectivBio Holding AG, VectivBio AG and VectivBio Comet AG additionally entered into pledge agreements pledging (i) all of the share capital of VectivBio AG and VectivBio Comet AG, and (ii) all of the Swiss bank accounts of VectivBio Holding AG, VectivBio AG and VectivBio Comet AG, in each case, in favor of Kreos. As of December 31, 2022, the Company has USD 221 million in the Swiss bank accounts.

VectivBio Holding AG, VectivBio AG and VectivBio Comet AG additionally entered into an agreement guaranteeing Kreos’s claims under both the Original Convertible Loan and the Original Term Loan. VectivBio AG also assigned to Kreos certain rights under licensing agreements for security purposes. Under the abovementioned security agreements, Kreos would have recourse to the relevant collateral in the event the Company defaults under the Original Convertible Loan and the Original Term Loan.

The Original Convertible Loan and the Original Term Loan contained customary affirmative and negative covenants. The affirmative covenants included, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants included, among others, limitations on the Company’s ability to, subject to certain exceptions, incur additional debt.

The Company may have prepaid all, but not part, of the Original Term Loan and the Original Convertible Loan amounts at any time, by notifying the lender at least fifteen days in advance of the first business day of each month; provided, however, that Kreos could at its option convert amounts outstanding under the Original Convertible Loan into ordinary shares after receipt of any such prepayment notification.

In connection with this agreement, the Company paid an amount of USD 750 thousand for transactions fees. Since the Company did not expect to utilize the facility with exception to the amount of compulsory drawdown, the amount of transaction fees were apportioned between the amount expected to be utilized, and the amount not expected to be utilized. The portion related to the compulsory drawdown was to be deferred until such drawdown, when it would have been recognized as an expense, since the respective amount of loan was to be measured at fair value through profit and loss. The remaining portion represents a payment for liquidity services, and thus, was initially capitalized and subsequently to be expensed over the facility period on a straight-line basis. All unamortized deferred amounts still outstanding as of October 12, 2022, the date the Company entered into the Amended Loan with Kreos, were written off, since the terms of the Amended Loan were assessed as substantially different from the terms of the Original Loan. Accordingly, in the year ended December 31, 2022, an expense of USD 750 thousand was recorded in the consolidated statement of operations in the line-item of Financial expense (Note 10). In the year ended December 31, 2022, the portion related to the compulsory drawdown in the amount of USD 100 thousand has been presented within cash flows provided by financing activities in the consolidated statement of cash flows, with the remaining portion in the amount of USD 650 thousand presented within cash flows used in operating activities.

Original Convertible Loan

No amounts were drawn down in connection with the Original Convertible Loan, therefore no amounts were recorded in the consolidated financial statements. Borrowing under the Original Convertible Loan was to bear interest at an implied fixed rate of 7.45% per annum.

The Minimum Convertible Note would have been convertible upon draw down into 356,961 ordinary shares at a price per ordinary share of USD 7.0036. The remaining Original Convertible Loan amount was to be convertible upon subsequent drawdowns, if any, into a number of ordinary shares to be determined based on a price per ordinary share that is at a 130% premium to the volume weighted average price of shares traded during the 30-day period ending three days prior to the date of each drawdown after drawdown of the Minimum Convertible Note.

Based on the terms and conditions of the Original Convertible Loan, the Group concluded that the Original Convertible Loan included a financial liability and a written embedded conversion option from the perspective of the issuer, since it was denominated in a currency other than the functional currency of the Company, thus failing the requirement of exchanging a fixed amount of cash or another financial asset for a fixed number of equity instruments to qualify as an equity instrument.

The embedded written option was not determined to be a closely related embedded derivative and therefore susceptible to be separated and measured at fair value through profit or loss.

In addition, the Original Convertible Loan contained additional embedded derivatives related with extension clauses and early repayment clauses:

•
Extension clauses: a first extension option to December 31, 2025 subject to: (i) raising USD 80 million in new equity and/or subordinated convertible debt from existing or new investors, and/or licensing milestone payments or other payments made under a licensing agreement; and (ii) release of interim data for the Phase 2 STARS Nutrition study which supports continuation of such study; a second extension option to June 30, 2026 subject to announcement of positive Phase 3 results for the SBS-IF study by December 31, 2025.
•
Early repayment clauses: the Original Convertible Loan had several early repayment options which varied depending on the period when the loan was to be repaid (ranging from within 12 months up to after 37 months since drawdown) and having different conditions based on such periods or early repayment (ranging from principal outstanding, plus future interest to final repayment date discounted at 4% per annum to 101% of principal outstanding, in any case plus costs and additional payments of 3% of the amount drawn down not payable on amounts converted).

Pursuant to all terms and conditions described above, the instrument met the definition of a hybrid instrument under IFRS 9. However, the Group has elected the fair value option, whereby the Original Convertible Loan, including all the embedded derivatives, was accounted for as one instrument (not separating the loan from the derivatives) at fair value with changes in fair value for each reporting period recorded in profit or loss.

Original Term Loan

No amounts were drawn down in connection with the Original Term Loan, therefore no amount was recorded in these consolidated financial statements. Borrowings under the Original Term Loan were to bear interest at a fixed rate of 8.95% per annum.

The Original Term Loan contained the same clauses described above for the Original Convertible Loan related to extension of the term of the loan and early repayment of the loan. Such clauses were considered derivatives embedded in the Original Term Loan. Therefore, the instrument met the definition of a hybrid instrument under IFRS 9. However, the Group elected the fair value option also for the Original Term Loan.

As a consequence, the Original Term Loan, including the embedded derivatives, were accounted for as one instrument (not separating the loan from the derivatives) at fair value with changes in fair value for each reporting period recorded in profit or loss.

Warrants

On March 26, 2022, in connection with the Original Loan with Kreos described above, the Company also granted warrants to Kreos to purchase 324,190 ordinary shares of the Company issuable upon the exercise of the warrant at an exercise price of USD 5.5243 per share. The warrants are considered derivatives because there is no initial investment required, their value will vary based on future foreign currency exchange rates applied to a fixed USD price per share for the Company’s shares, and they will be settled in the future. Although issued in connection with the Original Loan, the warrants have been considered a standalone derivative because they are contractually transferable independently of the loans. They do not meet the criteria required for equity classification because their price is fixed in a foreign currency. Therefore, they were classified as a financial liability and recognized initially at fair value amounting USD 1,120 thousand in the line-item of Other current assets and Warrant liability, respectively. They are subsequently measured at each reporting date at fair value with changes through profit and loss.

As with the transaction fee, since the Company did not expect to utilize the facility with exception to the amount of compulsory drawdown, the initial fair value of the warrants was apportioned between the amount expected to be utilized, and the amount not expected to be utilized. The portion related to the compulsory drawdown was to be deferred until such drawdown. The remaining portion represented a payment for liquidity services, and thus, was to be expensed over the facility period on a straight-line basis. All unamortized deferred amounts still outstanding as of October 12, 2022, the date the Company entered into the Amended Loan with Kreos, were written off, since the terms of the Amended Loan were assessed as substantially different from the terms of the Original Loan. In the year ended December 31, 2022, an expense of USD 1,120 thousand was recorded in the consolidated statement of operations in the line-item of Financial expense (Note 10).

The Company will grant to Kreos additional warrants to purchase ordinary shares with an aggregate value of up to a maximum of USD 1.0 million, with an exercise price per share equal to the volume weighted average price per share for the 30-day period ending three days prior to the date of the first drawdown of Loan B.

The warrants are exercisable for a period of seven years from the date of issuance.

As described in Note 4, the warrants have been considered as standalone derivatives and measured at fair value with changes through profit and loss. The fair value of the warrants as of December 31, 2022, amounts to USD 2,055 thousand and the changes in fair value recorded in the year ended December 31, 2022, amount to USD 935 thousand loss was recorded in the consolidated statement of operations in the line-item of Financial expense (Note 10).

The following assumptions were used to calculate the fair value of the warrants:

	December 31, 2022	March 26, 2022
Fair value per share	6.34	3.45
Exercise price	5.52	5.52
Volatility	68.79%	62.62%
Duration	7 years	7 years

The fair value of the warrants was measured using level 3 inputs as described in Note 4.2.

A 5% increase (decrease) in the volatility applied to the warrants as of December 31, 2022, would increase (decrease) the fair value by USD 43 /(45) thousand.

Amendments

On October 12, 2022, the Company entered into an amendment to the Original Loan, the Amended Loan. The total amount of borrowings available under the Amended Loan remains unchanged from the EUR equivalent of up to USD 75.0 million in borrowing capacity that was provided under the MLL in the Original Loan. The MLL, as amended, is comprised of two loan facilities, of which the EUR equivalent of USD 18.75 million is a convertible loan line, or the Amended Convertible Loan, and the EUR equivalent of USD 56.25 million is a term loan line, or the Amended Term Loan, each of which may be drawn down in tranches as follows:

Amended Loan A: Amended Convertible Loan – EUR equivalent of USD 12.5 million,

Amended Term Loan – EUR equivalent of USD 37.5 million; and

Amended Loan B: Amended Convertible Loan – EUR equivalent of USD 6.25 million,

Amended term Loan – EUR equivalent of USD 18.75 million.

Subject to the same conditions described above for the Original Loan, the Amended Loan A will be available for drawdown until May 31, 2024, and the Amended Loan B will be available for drawdown until June 30, 2024. Contemporaneously with the execution of the Amended Loan, the Company delivered to Kreos drawdown requests under the Amended Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million, or the First Compulsory Drawdown. As a condition of borrowing, Kreos has required an advance payment of the final principal installment of USD 340 thousand, which was deducted from the amount withdrawn and settled on a net basis at the time of the initial drawdown.

The Company must deliver to Kreos further drawdown requests under the Amended Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million by September 30, 2023, or the Second Compulsory Drawdown. The Amended Loan also contains certain early repayment fees and grants Kreos the right to receive additional warrants on early repayment of borrowing.

With the exception of the aforementioned differences, the key terms and conditions of the Amended Loan, including interest rates, minimum drawdowns, drawdown preconditions, and conversion terms remain unchanged from the key terms and conditions described above for the Original Loan.

All remaining deferred amounts related to the Original Loan were written off at the time of the amendment on October 12, 2022, since the terms of the Amended Loan were assessed as substantially different from the terms of the Original Loan. The write off of the remaining deferred amounts related to the Original Loan resulted in a loss of USD 712 thousand, which is included as part of the Facility fee expense on Kreos Loans line item in Note 10. The Group has elected the fair value option for the Amended Loan. As a consequence, the Amended Loan, including the embedded derivatives, were designated as single hybrid instruments (not separating the loan from the derivatives) at fair value with changes in fair value for each reporting period recorded in profit or loss.

Since the fair value of the Amended Loan liabilities is not evidenced by a quoted price in an active market, the Amended Loan liabilities were initially recognized at the transaction price (the nominal cash amounts received). The identified difference between the fair value of the Amended Loan liabilities and the nominal cash amounts received (the Day 1 gain or loss) has been initially recognized within the carrying value of the loan liability amounts presented on the balance sheet and will be subsequently amortized through profit and loss on a straight-line basis over the life of the Amended Loan.

The carrying value of the Amended Term Loan as of December 31, 2022, amounts to USD 7,316 thousand and the changes in fair value recognized in the year ended December 31, 2022, amount to USD 330 thousand gain (Note 10). The carrying value of the Amended Convertible Loan as of December 31, 2022, amounts to USD 2,986 thousand and the changes in fair value recorded in the year ended December 31, 2022, amount to USD 202 thousand loss (Note 10).

The movements in the Amended Term Loan balance presented in the statements of financial position are as follows:

In thousands of USD	2022
Opening balance as of January 1	—
Cash proceeds	7,500
Advance payment	(340)
Interest payments	(145)
Accrued interest expense	158
Day 1 gain / (loss) amortization	(13)
Fair value adjustment through profit or loss	(330)
Foreign currency exchange gains/(losses)	486
Ending Amended Term Loan balance as of December 31	7,316

The movements in the Amended Convertible Loan balance presented in the statements of financial position are as follows:

In thousands of USD	2022
Opening balance as of January 1	—
Cash proceeds	2,500
Interest payments	(40)
Accrued interest expense	43
Day 1 gain / (loss) amortization	83
Fair value adjustment through profit or loss	202
Foreign currency exchange gains/(losses)	198
Ending Amended Convertible Loan balance as of December 31	2,986

The following assumptions were used to calculate the fair value of the Amended Loan:

	December 31, 2022	October 14, 2022
Fair value per share	5.07	4.04
Conversion price	7.00	7.00
Volatility	75.70%	76.60%
Discount rate	12.70%	12.20%
Risk-free rate	4.19%	3.97%

The fair value of the Amended Loan was measured using level 3 inputs as described in Note 4.2.

A 5% increase (decrease) in the discount rate applied to the Amended Loan as of December 31, 2022, would decrease (increase) the fair value by USD 114 /(116) thousand.

A 5% increase (decrease) in the volatility applied to the Amended Loan as of December 31, 2022, would increase (decrease) the fair value by USD 51 /(54) thousand.

Concurrent with entering into the Amended Loan, the Company also signed a new warrant agreement with Kreos on October 12, 2022, granting Kreos the right to additional warrants upon any future prepayment of the Amended Loan. As of December 31, 2022, no prepayments had been made on the Amended Loan and no new warrants had been issued.

27.
Financial instruments

27.1 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

27.2 Categories of financial instruments

As of December 31, 2022 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	61	—	—	61
Other current assets	4	—	—	4
Cash and cash equivalents	221,416	—	—	221,416
Total financial assets	221,481	—	—	221,481
Borrowings	—	10,302	—	10,302
Warrant liability	—	2,055	—	2,055
Lease liabilities	—	—	160	160
Trade payables	—	—	1,803	1,803
Accrued expenses	—	—	20,037	20,037
Total financial liabilities	—	12,357	22,000	34,357

As of December 31, 2021 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	61	—	—	61
Other current assets	4	—	—	4
Cash and cash equivalents	102,707	—	—	102,707
Total financial assets	102,772	—	—	102,772
Lease liabilities	—	—	292	292
Trade payables	—	—	8,595	8,595
Accrued expenses	—	—	8,339	8,339
Total financial liabilities	—	—	17,226	17,226

As of December 31, 2020 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	64	—	—	64
Other current assets	4	—	—	4
Cash and cash equivalents	40,172	—	—	40,172
Total financial assets	40,240	—	—	40,240
Contingent consideration liabilities		19,140	—	19,140
Lease liabilities	—	—	116	116
Trade payables	—	—	9,490	9,490
Accrued expenses	—	—	5,247	5,247
Other current liabilities	—	—	110	110
Total financial liabilities	—	19,140	14,963	34,103

The carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values with the exception of the Amended Loan with Kreos, the carrying amount of which differs from fair value by the unamortized amount of the Day 1 gain or loss described in Note 26.2.

27.3 Financial risk management

The Group is exposed to various financial risks such as credit risk, liquidity risk and market risk (including interest-rate and currency risk). The following sections provide an overview of the extent of the individual risks and the goals, principles and processes employed to handle these risks.

As of December 31, 2022, the Group had USD 221.4 million of cash and cash equivalents (2021: USD 102.7 million) (2020: USD 40.2 million) and outstanding borrowings of USD 10.5 million (2021: USD 0.3 million) (2020: USD 0.1 million).

Credit risk

Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss. Counterparty risk is minimized by ensuring that the Group's cash and cash equivalents are held with a major Swiss bank, with an A- rating and a stable outlook as per Standard & Poor's.

The carrying amount of financial assets represents the Group's maximum exposure to credit risk without considering the value of any collateral obtained.

Liquidity risk

Liquidity risk management implies maintaining sufficient cash and cash equivalents to meet the Group's short-term financial obligations. Currently the Group's major liquidity sources are represented by shareholders and investors who systematically made up for major liquidity requirements. Management monitors the Group's net liquidity position through rolling forecasts based on expected cash flows. To ensure liquidity for the next major development stages, the Group obtained financing through share capital increases in 2022 totaling USD 179.2 million (2021: USD 154.1 million) (2020: USD 55.1 million).

The Group's financial liabilities include both interest- and non-interest- bearing obligations. The Group's interest-bearing obligations consist primarily of the outstanding balances under the Amended Loan with Kreos which have both current and non-current repayment requirements. The maturity profile of the non-interest-bearing financial liabilities is current in nature, with the exception of the non-current portion of lease liabilities. The tables below summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

As of December 31, 2022 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total
Borrowings	839	11,716	—	—	12,555
Trade payables	1,803	—	—	—	1,803
Accrued expenses	20,037	—	—	—	20,037
Lease liabilities	137	23	—	—	160
Total financial liabilities	22,816	11,739	—	—	34,555

As of December 31, 2021 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total
Trade payables	8,595	—	—	—	8,595
Accrued expenses	8,339	—	—	—	8,339
Lease liabilities	134	158	—	—	292
Total financial liabilities	17,068	158	—	—	17,226

As of December 31, 2020 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total
Contingent consideration liabilities	20,000	—	—	—	20,000
Trade payables	9,490	—	—	—	9,490
Accrued expenses	5,247	—	—	—	5,247
Other current liabilities	110	—	—	—	110
Lease liabilities	129	4	—	—	133
Total financial liabilities	34,976	4	—	—	34,980

Interest rate risk

The outstanding balances under the Amended Loan with Kreos carry interest at a fixed rate. To the extent that market rates of interest fluctuate downwards, the Group is exposed to the risk of being required to pay above-market interest on loan balances. Management continuously monitors market conditions to assess the level of risk exposure and whether any risk mitigation actions, such as entering into interest rate swaps, is necessary.

Except for short-term cash deposits, the Group has no other interest-bearing assets and the interest rate risk exposure associated with asset balances is therefore minimized.

Currency risk

The Group holds certain short-term cash deposits, which are denominated in foreign currencies (for details refer to Note 18), as well as trade payables in foreign currencies (for details refer to Note 22). However, because the cash balances in foreign currencies are held for settlement of expected invoices in these currencies, they are naturally hedged and the related risk level is considered to be low.

In light of the Group's foreign currency positions and assuming that all other variables remain unchanged, a change in the foreign exchange rate of USD/CHF resulting from a 5% increase/(decrease) against CHF would have an impact of USD 10.5 million/USD (11 million) on results for the year ended December 31, 2022 compared with an impact of USD 4.5 million/USD (5.0 million) as of December 31, 2021, respectively. The calculated foreign currency risk is mainly due to cash balances in U.S. dollars. As a significant portion of this cash balance will be used to pay invoices in U.S. dollars, part of the risk is naturally hedged.

During the years ended December 31, 2022, and December 31, 2021, the Group did not enter into any forward currency transactions.

27.4 Reconciliation of liabilities arising from financing activities

				Non-cash changes
In thousands of USD	January 1, 2022	Financing Cash flows	Interest payments	Changes in fair value	Other changes	Accrued interest	Foreign currency exchange gains/(losses)	December 31, 2022
Financial liabilities - Kreos Loans (Note 26.2)	—	9,660	(185)	(58)	—	201	684	10,302
Lease liabilities (Note 29)	292	(133)	—	—	—	2	(1)	160
Total	292	9,527	(185)	(58)	—	203	683	10,462

			Non-cash changes
In thousands of USD	January 1, 2021	Financing Cash flows	Distribution to shareholders	Changes in fair value	Other changes	Accrued interest	Conversion into shares	December 31, 2021
Lease liabilities (Note 29)	116	(135)	—	—	311	—	—	292
Total	116	(135)	—	—	311	—	—	292

			Non-cash changes
In thousands of USD	January 1, 2020	Financing Cash flows	Distribution to shareholders	Changes in fair value	Other changes	Accrued interest	Conversion into shares	December 31, 2020
Financial liabilities - Convertible Loans (Note 26.1)	19,737	2,931	421	564	(18)	513	(24,148)	—
Lease liabilities (Note 29)	248	(148)	—	—	14	2	—	116
Total	19,985	2,783	421	564	(4)	515	(24,148)	116

28.
Related party transactions

28.1 Compensation for Executive Management and Board of Directors (“BOD”)

	For the year ended December 31,
In thousands of USD	2022	2021	2020
Fees, salaries and other short-term employee benefits	4,841	4,232	4,235
Post-employment benefits	570	441	188
Share-based compensation	13,198	18,435	4,741
Total compensation for Executive Management and BOD	18,609	23,108	9,164

28.2 Related party balances and transactions

As of December 31, 2022, December 31, 2021 and December 31, 2020, there were no related party balances outstanding.

29.
Leases

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

The consolidated statements of financial position show the following amounts relating to the ROU assets and lease liabilities:

	As of December 31,
In thousands of USD	2022	2021	2020
Office spaces	159	291	114
Total ROU assets	159	291	114

There were no additions to the right-of-use assets during the 2022 (2021: USD 315 thousand) (2020: no additions).

	As of December 31,
In thousands of USD	2022	2021	2020
Current	137	134	112
Non-current	23	158	4
Total lease liabilities	160	292	116

Amounts recognized in the profit or loss

	For the year ended December 31,
In thousands of USD	2022	2021	2020
Depreciation expense of ROU assets(ii)	131	134	146
Interest expense(i)	2	—	2
Expense relating to short-term leases(ii)	100	63	43
Expense relating to low-value leases(ii)	3	2	2
Total	236	199	193

__________________

(i)
Included in Financial expense
(ii)
Included in General and administrative expenses

The total cash outflow for leases in 2022 was USD 234 thousand (2021: USD 199 thousand) (2020: USD 193 thousand).

30.
Non-cash transactions

During 2022, 2021 and 2020, there were no non-cash investing and financing activities with third parties.

31.
Commitments and contingent liabilities

Pursuant to the existing licensing agreement with Ferring, the Group is required to pay a high single-digit royalty on worldwide annual net sales of GLP-2. No present obligation for the royalty payments exists until such sales are incurred. As the estimated amount and timing of the contingent payments are uncertain, the Group not recognized any liabilities in the statement of financial position as of December 31, 2022.

As a result of the Comet acquisition described in Note 6, the Group is required to pay up to USD 25 million based on the completion of several milestones related to successful development of the research programs within the Comet platform. As of December 31, 2022, management considers the probability for such milestones to be met as remote. Accordingly, the Group has not recognized any liabilities in the statement of financial position as of December 31, 2022, related to these contingent payments, which will be recognized when the payment becomes probable.

The breakdown of the contingent payments and the related milestones triggering the payment are disclosed below:

In thousands of USD	Payment
GLP Tox Study Initiation	5,000
First dosing of the first subject in the first Clinical Trial	5,000
First dosing of the first subject in a Pivotal Trial	15,000
Total	25,000

The Group has no open litigations as of December 31, 2022.
32.
Events after the reporting period

On January 23, 2023, the board of directors approved an increase of the share reserve under the 2021 Equity Incentive Plan to a total of 13,520,000 registered ordinary shares.

On January 27, 2023, the Company entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, relating to the sale of ordinary shares, nominal value of CHF 0.05 per share. In accordance with the terms of the Sales Agreement, the Company may offer and sell ordinary shares having an aggregate offering price of up to USD 125 million from time to time through Jefferies, acting as the Company's sales agent. Sales of these ordinary shares, if any, will be made in one or more transactions, including block transactions, or by any method that is deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act.

On March 13, 2023, the Group and AKP announced the start of a Phase 1 study investigating the safety and tolerability of apraglutide when administered as a single dose given to healthy Japanese adult men and women. Commencement of this study constitutes fulfillment of one of the development milestones laid out in the AKP Partnering Agreement described in Notes 2, 4, and 7. The Group anticipates recognizing revenues of approximately USD 3.52 million in 2023 related to the AKP Partnering Agreement in connection with the achievement of milestones completed on or before April 18, 2023.

The Group has evaluated subsequent events until April 18, 2023, and determined that there have been no events that have occurred that would require adjustments to the disclosures in the consolidated financial statements.